UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ____________________________

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to ______________________

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________________________

Commission File Number: ______________

NEOVASC INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 2135 – 13700 Mayfield Place
Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 17,701,275 outstanding as of August 5, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]   No [X]

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]   No [   ]   N/A

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [   ]   No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]           Accelerated filer [   ]           Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards by the International Accounting Standards Board [ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).

Yes [   ]     No [   ]     N/A

__________

ii

iii

GENERAL

In this Registration Statement, references to “we”, “us”, “our”, the “Company”, and “MEV” mean Neovasc Inc. (formerly, Medical Ventures Corp.) and its subsidiaries, unless the context requires otherwise.

We use the Canadian dollar as our reporting currency and our financial statements are prepared in accordance with Canadian generally accepted accounting principles. Note 21 to our annual financial statements provides a reconciliation of our financial statements to United States generally accepted accounting principles. All monetary references in this document are to Canadian dollars, unless otherwise indicated. All references in this document to “dollars” or “$” or “CDN$” mean Canadian dollars, unless otherwise indicated, and references to “US$” mean United States dollars.

For ease of reference, we have included a Glossary of Technical Terms used in this document relating to our business, as well as a Glossary of Defined Terms used in the document.

Except as noted, the information set forth in this Registration Statement is as of August 5, 2008 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Much of the information included in this Registration Statement is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, which may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

The statements contained in Item 4 – “Information on the Company”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

GLOSSARY OF TECHNICAL TERMS

Certain technical terms used herein are defined as follows:

Aegis: PeriPatch Aegis is a proprietary buttressing product used to reinforce the staple line in surgical procedures, such as gastric bypass and lung volume reductions.

Angioplasty: Procedure to repair a narrowed blood vessel by inflating a balloon catheter within the vessel to compress plaques against the vessel wall, thus enlarging the vessel and improving blood flow; usually implanting a stent to help keep the artery open.

Anti-platelet therapy: Medication administered to prevent blood clotting; often prescribed after the implantation of a drug-eluting stent.

Artery: Blood vessel that carries oxygenated blood from the heart to the body’s organs.

Balloon catheter: Hollow tube with a tiny balloon on its tip, used for gaining access to the arteries; once the catheter is in position, the balloon is inflated in order to push open a section of artery that is obstructed (see Angioplasty).

Bare-metal stent (BMS): Stent that is not medicated; BMS are less effective at minimizing restenosis than drug-eluting stents.

Bariatric surgery: Surgical treatment for the morbidly obese; often called “stomach stapling” surgery.

Beta launch: Preliminary launch of a new product, where the product is available only to select distributors, sales representatives and/or customers.

Biocompatible: Materials that can be implanted or used in a patient without the body reacting adversely to the material.

Biomaterial: Material formulated from animal or plant tissue.

Blood clot (thrombus): Coagulation of blood that slows or cuts off blood flow in an otherwise healthy vessel.

Body Mass Index (BMI): A weight-to-height ratio that can be used to assess obesity.

Bovine: Derived from or pertaining to a cow.

CAMUS Trial: Coronary Angioplasty Metricath vs. Ultrasound (clinical trial).

CE Mark: Designation used to signify regulatory approval for the sale of a product in the European Union.

Cardiac reconstruction: Procedure to repair damaged portions of the heart in order to improve its function.

Cardiovascular: System encompassing the heart, veins and arteries.

Carotid endarterectomy: Procedure commonly used to reduce the risk of stroke; consists of surgically removing plaque clogged in the two large arteries in the neck that supply blood to the brain.

Catheter: Hollow tube used for gaining access to the arteries, either to deliver medications or devices, or to withdraw fluids or samples from the body.

Co-morbidity: Having a primary disease with additional diseases and or disorders, often the secondary disease is caused by the primary disease (literally “additional morbidity“).

Congestive heart failure: Condition where the chambers of the heart can no longer effectively pump blood through the body; often results from repeated heart attacks or other related heart disease that cause part of the heart muscle to die.

Coronary Artery: Artery that supplies oxygen-rich blood to the heart muscle.

Coronary Artery Disease (CAD): Disease that affects the coronary arteries (the arteries that provide oxygenated blood to the heart muscle); also called cardiovascular disease (CVD).

Deployment: When used in reference to a stent, indicates implantation and expansion of the stent within the artery.

Dilatation: Procedure performed to dilate (open) a vessel’s diameter using balloon angioplasty.

Drug-eluting stents (DES): Stent coated with medication that is released gradually into the bloodstream; DES are effective at reducing restenosis; are also linked with an increased risk of stent thrombosis (blood clotting) as compared to bare-metal (non-medicated) stents.

Equine: Derived from or pertaining to a horse.

FDA: United States Food and Drug Administration; governing body that regulates approval for the sale of medical devices in the United States.

Femoral: Pertaining to the femur (thigh).

Femoral artery: Large artery located in the thigh.

Gastric Bypass also Roux-en-Y: Surgery performed on the morbidly obese to dramatically reduce stomach volume (also called “stomach stapling”).

Health Canada Therapeutic Products Directorate (TPD): Medical products regulatory body for Canada.

Hernia: Condition whereby an organ protrudes outside the cavity where it is normally contained; most often occurs in the lower abdomen.

Iliac Artery: Large artery located in the pelvic region.

Interventional Cardiology: Practice of treating coronary artery disease intravascularly; that is, through the arterial system using minimally invasive techniques, rather than with open-heart surgery.

IVUS: Intravascular Ultrasound, a tiny ultrasound “camera” which is threaded into the coronary arteries to give a cross-sectional view from the inside out; an established practice for arterial and stent measurement.

Key Opinion Leader (KOL): Physician who uses a medical device technology or technique and, based on favorable treatment results attained therewith, advocates for its use within the broader medical community; helps drive adoption by others.

Lumen: Internal diameter of any tube-like structure, such as a blood vessel or a catheter.

Metricath™: Catheter-based arterial measurement system; measures arterial and stent lumen size may refer to Metricath Libra (measure-only) or Metricath Gemini (measure-and-treat) catheters, as well as the console unit or the entire system.

Morbid Obesity: An excessive body weight, usually determined by the Body Mass Index (BMI), which can lead to various health conditions and an increased risk of mortality.

Pericardium: Sac in the chest cavity that contains the heart; pericardial tissue is the soft tissue that forms the sac.

PeriPatch™: Surgical tissue material made from bovine or equine pericardium; used to repair damaged/diseased vessels or organs by the working as an internal bandage (PeriPatch Sheet), or to reinforce suture or staple lines (PeriPatch Sleeve or PeriPatch Aegis).

Peripheral artery: Artery that supplies blood to areas of the body other than the heart (any artery other than a coronary one).

Peripheral artery disease (PAD): Disease that affects the peripheral arteries; also called peripheral vascular disease (PVD).

Peripheral vasculature: Blood vessels associated with areas of the body other than the heart.

Plaque: Deposit of fats, cholesterol and other substances on artery walls that eventually causes arteries to become narrowed, restricting proper blood flow.

Radiologist: Physician who uses medical imagery (such as x-ray) to diagnose diseases.

Renal: Pertaining to the kidney.

Restenosis: Build-up of scar tissue within an artery after an angioplasty procedure; causes re-narrowing of the vessels; often requires a repeat procedure to re-open the artery.

Stent: Expandable, metallic tube inserted into a diseased artery to hold vessel open and maintain proper blood flow; may be used to deliver medication to the artery wall (a “drug-eluting stent”).

Stent thrombosis: Formation of blood clot (thrombus) occurring at the site of an implanted stent; may occur within a year after stent is implanted (“early stent thrombosis”) or longer after implantation (“late stent thrombosis”). May be fatal. May be more likely to occur with drug-eluting stents than bare-metal stents.

Stomach Stapling: See Gastric Bypass.

Stroke: Disruption of blood supply to the brain; results in sudden cessation of brain function that can cause severe debilitation or death.

Suture: The stitching together of soft tissue.

Surgical Ventricular Restoration (SVR): Cardiac procedure that involves re-constructing the left ventricle of the heart to help restore its function; usually performed to treat patients suffering from “congestive heart failure”.

Thrombosis: See Stent thrombosis.

Vascular disease: Disease that restricts blood flow within the arteries, generally due to a build-up of fat or cholesterol deposits (plaque); may refer to coronary or peripheral arteries, or both.

Vasculature: Vascular system; includes the heart, blood, and network of blood vessels leading to and from the heart.

Vein: Blood vessel that carries de-oxygenated blood from the body organs to the heart.

Ventricle: A chamber in the heart.

GLOSSARY OF DEFINED TERMS

In this document, unless otherwise defined, the following capitalized words and terms shall have the following meanings:

$ or Cdn $	Canadian dollars.

Acquisition

The acquisition of all of the outstanding securities of each of Neovasc and B- Balloon in exchange for securities of MEV which resulted in Neovasc and B- Balloon becoming wholly-owned subsidiaries of MEV and the securityholders of MEV, Neovasc and B-Balloon each owning one-third of the Resulting Issuer, prior to the completion of the concurrent MEV Financing.

Acquisition Agreement	Merger Agreement and Plan of Reorganization by and among MEV, Merger Sub I, Merger Sub II, Neovasc and B-Balloon dated as of January 30, 2008.

Affiliate	Any company that is a subsidiary of another company or where each of them is controlled by the same person.

AMEX	The American Stock Exchange.

Angiometrx or ANG	Angiometrx Inc., a wholly owned subsidiary of MEV existing under the federal laws of Canada.

Associate	If used to indicate a relationship with a Person:

(a)	a partner of that Person;

(b)	a trust or estate in which that Person has a substantial beneficial interest or for which that Person serves as trustee or in a similar capacity;

(c)	a company of which that Person beneficially owns or controls, directly or indirectly, Voting Shares carrying more than 10% of the voting rights attached to all outstanding Voting Shares of MEV; or

(d)	in case of an individual:

(i) that individual’s spouse or child; or

(ii) a relative of that individual or that individual’s spouse if that relative has the same home as the individual.

and for the purpose of this definition, “spouse” includes an individual who is living with another individual in a marriage-like relationship.

B-Balloon	B-Balloon Ltd., a private company existing under the laws of Israel.

B-Balloon Merger	The merger of Merger Sub I with and into B-Balloon in accordance with the Israel Companies Law at the Effective Time.

B-Balloon Options	Stock options exercisable to acquire ordinary shares of B-Balloon prior to the Acquisition.

B-Balloon Securities	Collectively, the B-Balloon Shares and B-Balloon Options.

B-Balloon Securityholders	Holders of B-Balloon Securities.

B-Balloon Shares	The ordinary shares in the capital of B-Balloon, NIS 0.01 par value per share, including the preferred shares of B-Balloon convertible into ordinary shares.

B-Balloon Shareholder	A person who was the registered holder of B-Balloon Shares immediately prior to the Effective Time.

BCCA	Company Act (British Columbia), now the Business Corporations Act (British Columbia).

Board or the Board of Directors	The board of directors of MEV.

Canadian GAAP	Canadian generally accepted accounting principles.

CBCA	Canada Business Corporations Act, as amended.

Closing Date	July 1, 2008 or such other date agreed upon by all parties in connection with the completion of the Acquisition.

Control	A company is “controlled” by a Person if:

(a)	Voting Shares of the company are held, other than by way of security only, by or for the benefit of that Person; and

(b)	the Voting Shares, if voted, entitle the Person to elect a majority of the directors of the company.

Effective Time	The time the Acquisition was completed on the Closing Date.

FDA	The United States Food and Drug Administration.

Frost Group	The Frost Group LLC, a Florida limited liability company (the members of the Frost Group LLC are Frost Gamma Investments Trust, Jane Hsiao, Ph.D., Subbarao Uppaluri, Ph.D., and Steven D. Rubin).

GAAME	Gemini Angioplasty and Arterial Measurement Evaluation.

Governmental Authorities	Any foreign, federal, national, state or local judicial, legislative, executive or regulatory body, authority or instrumentality, whether Canadian, Israeli, United States or otherwise.

Insider

An insider as defined in the Securities Act (British Columbia) being generally the directors and senior officers of a company, or subsidiaries of that company, and any person that has direct or indirect ownership of, or control or direction over, securities of that company carrying more than 10% of the voting rights attaching to the respective outstanding voting securities of that company.

Israel Companies Law	Israel Companies Law 5759-1999.

Israel Tax Ruling

The ruling acquired by Neovasc and B-Balloon from Israel’s tax authority with respect to the deferred treatment of the exchange of Neovasc Securities or B-Balloon Securities, as applicable, for MEV Securities under the Acquisition.

Meeting	The annual and special meeting of the MEV Shareholders held on June 3, 2008.

Merger Sub I

Medical Ventures Acquisition 1, Ltd., an Israeli company, which was a wholly-owned subsidiary of MEV formed for the purposes of the Acquisition and merged into B-Balloon in connection with the Acquisition.

Merger Sub II

Medical Ventures Acquisition 2, Ltd., an Israeli company which was a wholly-owned subsidiary of MEV formed for the purpose of the Acquisition and merged into Neovasc in connection with the Acquisition.

MEV	Neovasc Inc., formerly Medical Ventures Corp., a corporation existing under the federal laws of Canada.

MEV Amended Options

Outstanding MEV Options prior to the completion of the Acquisition which, pursuant to the Warrant and Option Offer, were removed from the MEV Stock Option Plan and amended by reducing their exercise price to $0.01 per share and by reducing the number of MEV Shares that are issuable upon their exercise.

MEV Acquisition Warrants	The common share purchase warrants issued by MEV at the Effective Time to holders of Neovasc Warrants in exchange for such Neovasc Warrants.

MEV Assumed Options	The Neovasc Options and B-Balloon Options issued and outstanding at the Effective Time that were assumed by MEV and are exercisable for MEV Shares.

MEV Financing

The non-brokered private placement of 2,081,250 MEV Units (post- consolidation basis) at a price of $4.00 per Unit that raised gross proceeds of $8.325 million completed concurrent with, and conditional upon, the Acquisition. Each Unit consisted of one MEV Share and 0.62 of a Unit Warrant. Each whole Unit Warrant is exercisable to purchase one MEV Share at a price of $5.00 (post-consolidation basis) until 18 months from the Closing Date.

MEV Options	Stock options exercisable to acquire MEV Shares, excluding the MEV Assumed Options and the MEV Amended Options.

MEV Securities	Collectively, the MEV Shares, MEV Warrants, MEV Options, MEV Acquisition Warrants, MEV Assumed Options, MEV Amended Options and the Units.

MEV Securityholders	The holders of MEV Securities prior to the Acquisition, referred to collectively.

MEV Shareholder	A person who is a registered holder of MEV Shares as shown on the share register of MEV prior to the Acquisition.

MEV Shares	The common shares in the capital of MEV as the same are constituted on the date hereof.

MEV Stock Option Plan	The “rolling” stock option plan of MEV which entitles MEV to grant MEV Options to purchase up to a maximum of 10% of the issued and outstanding MEV Shares as at the time of grant.

MEV Warrants	Common share purchase warrants issued by MEV and exercisable to acquire MEV Shares.

Name Change	The change of name of MEV to “Neovasc Inc.” that occurred concurrent with the completion of the Acquisition.

Neovasc	Neovasc Medical Ltd., a private company existing under the laws of Israel.

Neovasc Merger	The merger of Merger Sub II with and into Neovasc in accordance with the Israel Companies Law at the Effective Time.

Neovasc Options	Stock options that were exercisable to acquire ordinary shares of Neovasc prior to the Acquisition.

Neovasc Securities	Collectively, the Neovasc Shares, Neovasc Warrants and Neovasc Options.

Neovasc Securityholders	The holders of Neovasc Securities.

Neovasc Shareholder	A person who was the registered holder of Neovasc Shares immediately prior to the Effective Time.

Neovasc Shares	The ordinary shares in the capital of Neovasc, NIS $0.01 par value per share, including the preferred shares of Neovasc convertible into ordinary shares.

Neovasc Warrants	Share purchase warrants that were exercisable to acquire preferred shares of Neovasc convertible into ordinary shares of Neovasc prior to the Acquisition.

NIS	New Israeli Shekels, the legal currency in Israel.

OCS	Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labour.

Ordinary Resolution

A resolution passed by a simple majority (50% + 1) of the votes cast by MEV Shareholders who voted in respect of such resolution at the Meeting with respect to a particular matter either in person or by proxy.

PCTC	Pacific Corporate Trust Company, the registrar and transfer agent of MEV.

Peregrine Group

Peregrine I Group, Peregrine II Group, The Investment Corporation of the United Mizrachi Bank, Pensionaskasse der Siemens – Gesellschaften in der Schweiz and Stiffung Fuhrungskesfte der Siemens – Gesellschaften in der Schweiz.

Peregrine I Group

Peregrine Investment Management Ltd. (an Israeli company), Peregrine Ventures (Israel) L.P., Hamamat Incentive Incubator L.P., Peregrine Investment Management Ltd. (a British Virgin Islands corporation) and Peregrine VC Investments L.P.

Peregrine II Group

Peregrine Investment Management II G.P. Ltd., Peregrine II General Partner L.P., Peregrine VC Investments II (US Investors) L.P., Peregrine VC Investments II (Other Investors) L.P., and Peregrine VC Investments II (Israel) L.P.

Person	An individual, corporation, incorporated association or organization, body corporate, partnership, trust association or other entity.

PMA	Pre-market approval.

PM Devices or PMD	Neovasc Medical Inc, formerly PM Devices Inc. a wholly owned subsidiary of MEV existing under the laws of the Province of British Columbia.

Principal	(a)	a director or senior officer of MEV, Neovasc or B-Balloon;

	(b)	a Person that holds securities carrying more than 20% of the voting rights attached to MEV’s outstanding securities immediately following the completion of the Acquisition; or

(c)

a Person that holds securities carrying more than 10% of the voting rights attached to MEV’s outstanding securities immediately following the completion of the Acquisition, and has elected or appointed, or has the right to elect or appoint, one or more directors or senior officers of MEV or any of its material operating subsidiaries.

Related Matters	The matters related to the Acquisition consisting of the MEV Financing, the Share Consolidation, the Name Change and the Warrant and Option Offer.

Resulting Issuer	MEV as constituted as a result of the Acquisition and all Related Matters pursuant to the Acquisition Agreement.

Share Consolidation	A consolidation of the issued and outstanding MEV Shares on a 20 for 1 basis immediately prior to the completion of the Acquisition.

Special Resolution

A resolution passed by a majority of not less than two-thirds (2/3) of the votes cast by shareholders who voted in respect of such resolution at the Meeting with respect to a particular matter either in person or by proxy.

TSX-V	The TSX Venture Exchange Inc.

Units	The units issued in connection with the MEV Financing consisting of one MEV Share and 0.62 of a Unit Warrant.

Unit Warrants

The share purchase warrants issued in connection with the MEV Financing. One whole Unit Warrant is exercisable to purchase one MEV Share at a price of $5.00 per MEV Share until 18 months from the Closing Date.

US$	United States dollars.

US GAAP	United States generally accepted accounting principles.

Voting Share	A security of an issuer that:

(a)	is not a debt security; and

(b)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

Warrant and Option Offer

The offer by MEV to repurchase all outstanding MEV Warrants in exchange for MEV Shares and amend all outstanding MEV Options such that they constitute MEV Amended Options, immediately prior to, and conditional upon the completion of, the Acquisition, based on a valuation calculated using a modified Black Scholes method.

PART I

ITEM 1           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.           Directors and Senior Management

The names, business addresses and functions of our current directors and senior management are:

Name and Business Address	Function
Paul Geyer 4999 Sussex Ave. Burnaby, British Columbia, Canada, V5G 4N9	Chairman
Alexei Marko 3756 West 19th Avenue Richmond, British Columbia, Canada, V6S 1C6	Chief Executive Officer and a Director
Chris Clark 946 West 20th Avenue Vancouver, British Columbia, Canada, V5Z 1Y5	Chief Financial Officer
Douglas Janzen 4677 Drummond Drive Vancouver, British Columbia, Canada, V6R 1E8	Director
Steven D. Rubin 6301 S.W. 106th Street Pinecrest, Florida, 33156	Director
Dr. Jane Hsiao, Ph.D. 3210 Hunter Road Weston, Florida, 33331	Director
Dr. William O’Neill 11404 Four Fillies Road Pinecrest , Florida, 33156	Director
Boaz Lifschitz 1 Yael street Jerusalem, 93502, Israel	Director

B.           Advisers

Not applicable.

C.           Auditor

The names and addresses of our auditors for each of the five preceding years and their governing professional body memberships are:

Name and Address	Governing Professional Body	Audit Period
Grant Thornton LLP Chartered Accountants Grant Thornton Place Suite 1600 – 333 Seymour Street Vancouver, British Columbia, Canada V6B 0A4	Institute of Chartered Accountants of British Columbia Registered with the Canadian Public Accountability Board (Canada) and the Public Company Accounting Oversight Board (US)	Financial years ending December 31, 2007, 2006, 2005, 2004 and 2003

ITEM 2           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3           KEY INFORMATION

A.           Selected Financial Data

The following table presents selected financial data derived from our audited financial statements for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 and our unaudited interim financial statements for the three months ended March 31, 2008 and 2007. The unaudited interim financial statements for the three months ended March 31, 2008 and 2007 are prepared by management. You should read this information in conjunction with our financial statements and related notes, as well as Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” of this Registration Statement.

Our financial statements have been prepared in accordance with Canadian GAAP in Canadian dollars. Note 21 to the annual financial statements provides descriptions of material measurement differences between Canadian GAAP and US GAAP as they relate to us and a reconciliation of our financial statements to US GAAP. There were no material measurement differences between Canadian GAAP and US GAAP for the three months ended March 31, 2008 and 2007.

Neovasc Inc, (formerly Medical Ventures Corp.) was a Capital Pool Company as defined in the TSX Venture Exchange Policy 2.4 until completing a Qualifying Transaction on March 12, 2002. On March 12, 2002, the Company acquired all of the issued and outstanding shares of PMD. On May 14, 2003, the Company acquired all of the outstanding shares of ANG. On January 30, 2008, the Company entered into an Acquisition Agreement to acquire all of the outstanding securities of B-Balloon and Neovasc, which was consummated on July 1, 2008. As a result, the summary financial information set forth below may not be comparable from period to period.

SUMMARY OF FINANCIAL INFORMATION

Statement of Operations and Deficit Data	Years ended December 31					Three Months Ended March 31
	2007	2006	2005	2004	2003	2008	2007
	(Audited)					(Unaudited)
Revenues Canadian GAAP US GAAP	$1,517,873 $1,517,873	$1,082,830 $1,082,830	$363,958 $363,958	$873,655 $873,655	$654,161 $654,161	$433,485 $433,485	$326,248 $326,248
Gross Profit Canadian GAAP US GAAP	718,280 718,280	469,611 469,611	38,950 38,950	285,337 285,337	257,536 257,536	225,225 225,225	206,697 206,697
Expenses Canadian GAAP US GAAP	(8,631,675) (8,631,675)	(6,107,583) (6,107,583)	(5,799,141) (5,799,141)	(4,873,648) (4,873,648)	(1,582,096) (1,582,096)	(1,955,300) (1,955,300)	(1,667,541) (1,667,541)
Operating Loss Canadian GAAP US GAAP	(7,913,395) (7,913,395)	(5,637,972) (5,637,972)	(5,760,191) (5,760,191)	(4,588,311) (4,588,311)	(1,324,560) (1,324,560)	(1,730,075) (1,730,075)	(1,460,844) (1,460,844)
Other Income (Expenses) Canadian GAAP US GAAP	82,441 82,441	154,010 154,010	(11,467) (11,467)	36,699 36,699	565 565	(11,500) (11,500)	40,792 40,792
Loss for the Period Canadian GAAP US GAAP	(7,830,954) (7,830,954)	(5,483,962) (5,474,489)	(6,258,902) (6,258,902)	(4,745,668) (4,745,668)	(1,235,285) (1,235,285)	(1,741,575) (1,741,575)	(1,420,052) (1,420,052)
Basic and Diluted Loss per Common Share Canadian GAAP US GAAP	(0.08) (0.08)	(0.08) (0.08)	(0.14) (0.14)	(0.14) (0.14)	(0.05) (0.05)	(0.02) (0.02)	(0.02) (0.02)

	As at December 31					As at March 31, 2008
Balance Sheet Data	2007	2006	2005	2004	2003
	Canadian and US GAAP (Audited)					Canadian GAAP (Unaudited)
Cash and cash equivalents	$3,242,404	$2,698,735	$1,220,940	$1,320,965	$140,887	$1,428,913
Working capital	3,431,266	4,015,561	2,333,633	2710,754	801,520	1,740,305
Total assets	5,689,800	5,286,557	3,757,328	5,287,138	4,629,911	3,945,949
Total liabilities	1,508,480	793,582	887,134	593,553	953,725	1,492,921
Shareholders’ equity	4,181,320	4,492,975	2,870,194	4,693,585	3,676,186	2,453,028

We have never declared or paid any cash or other dividends.

Exchange Rate Data

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.0260 per US$1.00 (or US$0.9747 per CDN$1.00) as of July29, 2008.

The average exchange rates for the periods indicated below (based on the daily noon buying rate for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York) are as follows:

	Years ended December 31					Three Months Ended March 31
	2007	2006	2005	2004	2003	2008	2007
Average exchange rate CDN$ per US$1.00 Average exchange rate US$ per CDN$1.00	1.0742 0.9309	1.1340 0.8818	1.2115 0.8254	1.3017 0.7682	1.4008 0.7139	1.0038 0.9962	1.1718 0.8539

The high and low exchange rates between the Canadian dollar and the U.S. dollar for the past six months are as follows:

Month	Exchange rate CDN$ per US$1.00
	Low	High
June 2008	1.0282	1.0011
May 2008	1.0187	0.9840
April 2008	1.0268	1.0021
March 2008	1.0275	0.9841
February 2008	1.0188	0.9717
January 2008	1.0294	0.9905

B.           Capitalization and Indebtedness

The following table sets forth our consolidated capitalization as of July 1, 2008:

Amount
(Unaudited)
Cash (including $50,000 restricted cash)	$86,000,000
Debt
Long-term debt (including approximately $20,000 repayable within one year)	$500,000
Shareholders’ equity
Common shares: unlimited common shares without par value authorized
17,701,275 common shares issued and outstanding	$36,900,000
Contributed surplus	1,300,000
Deficit	(30,700,000)
Total shareholders’ equity	7,500,000
Total capitalization	$16,600,000

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment. In addition to the other information presented in this Registration Statement, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

Each of MEV, Neovasc and B-Balloon has a limited operating history, which makes it difficult to predict future results.

Each of MEV, Neovasc and B-Balloon has a limited operating history. The operations of each company to date have been limited primarily to such company’s organization and staffing, technological development and the undertaking of pre-clinical studies and clinical trials of such company’s product candidates. While MEV has had limited revenue, neither B-Balloon nor Neovasc has generated any revenue to date. Although MEV has regulatory approval for some of its products, regulatory approvals have not yet been obtained for MEV’s other products or for any of the products of Neovasc and B-Balloon. Consequently, any predictions made about the future success or viability of MEV should be viewed in light of the limited operating history of the companies.

MEV has a history of losses and is likely to incur increased losses in the future which will materially adversely affect its results of operations.

MEV has a history of losses and is likely to continue to incur losses in the future. Its losses are likely to increase as a result of the Acquisition of Neovasc and B-Balloon, both of which are incurring losses and as a result of MEV’s plans to increase operating expenses. MEV’s expected losses will materially adversely affect its results of operations.

MEV has incurred net losses in each fiscal year since inception. In the year ended December 31, 2007, MEV had a net loss of $7,830,954 and at December 31, 2007, MEV had an accumulated deficit of $25,630,398. Combined with the results of operations of Neovasc and B–Balloon for the year ended December 31, 2007 only, MEV would have had a net loss of $11,178,033 in the year ended December 31, 2007 and an accumulated deficit of $26,230,398 at December 31, 2007, including pro forma adjustments. MEV has increased its operating expenses in recent periods and MEV plans further increases in the future. In addition, Neovasc and B–Balloon have not generated any revenues to date, and MEV will need to incur significant expenditures on research and development of Neovasc and B–Balloon products. The planned increases in operating expenses may result in larger losses in future periods. As a result, MEV will need to generate significantly greater revenues than it has to date to achieve and maintain profitability, and is not expected to do so in the near future. MEV’s business strategies may not be successful and MEV may not be profitable in any future period.

The lack of and uncertainty in revenues could materially adversely affect MEV’s results of operations and profitability.

MEV’s product revenues are not significant and not predictable with any significant degree of certainty. Neovasc and B–Balloon do not currently have revenues and their future revenues are also not predicable with any degree of certainty. If customers cancel or delay orders, MEV’s revenues will be adversely affected. MEV’s failure or inability to successfully develop more products would have a material adverse effect on its results of operations. MEV’s revenues and results of operations may fluctuate from quarter to quarter. Investors should not assume that revenues or results of operations in future periods can be predicted based on revenues or results of operations in past periods. The lack of and uncertainty in revenues could materially adversely affect MEV’s results of operations and profitability.

Although MEV’s revenues are difficult to predict, MEV’s expense levels are based, in part, on future revenue projections. Many of MEV’s expenses are fixed and, accordingly, MEV cannot quickly reduce spending if revenues are lower than expected.

MEV’s failure or inability to successfully develop new products would have a material adverse effect on its results of operations.

In order to stay competitive, MEV must develop or acquire new proprietary products. There are many factors associated with the development of new products. All new products require significant research and development, testing and regulatory approval, and will be subject to the risks of failure inherent in the development of products based on innovative technologies. There is no assurance that MEV will have success in developing any new device. MEV has the ability to complete the development and bring its new products to market in the specified periods and within the specified financial budget. MEV’s failure or inability to successfully develop more products would have a material adverse effect on its results of operations.

MEV will require substantial additional funding, which may not be available to MEV on acceptable terms, or at all.

MEV will need to raise funds in order to support the commercialization of the products acquired from Neovasc and B-Balloon, and MEV’s long-term product development and marketing programs. Until MEV can generate a sufficient amount of product revenue to finance its cash requirements, which it may never do, the Company expects to finance future cash needs primarily through public or private equity offerings, debt financings or strategic collaborations. There can be no assurance that such additional capital can be obtained on acceptable terms, or at all, or if it is obtained, that it will be sufficient to meet all commercialization needs. If adequate funds are not available, MEV may have to delay development or commercialization of certain products.

MEV intends to advance multiple product candidates through clinical and pre-clinical development. MEV will need to raise substantial additional capital to engage in its clinical and pre-clinical development and commercialization activities.

MEV’s future funding requirements will depend on many factors, including but not limited to:

  its need to expand research and development activities;

  the rate of progress and cost of its clinical trials;

  the costs associated with maintaining an adequate sales force and commercialization capabilities;

  the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;

  the costs and timing of seeking and obtaining FDA and other non-U.S. regulatory clearances and approvals;

  the economic and other terms and timing of MEV’s existing licensing arrangement and any collaboration, licensing or other arrangements into which MEV may enter in the future;

  MEV’s need and ability to hire additional management and scientific and medical personnel;

  the effect of competing technological and market developments;

  MEV’s need to implement additional internal systems and infrastructure, including financial and reporting systems; and

  MEV’s ability to maintain, expand and defend the scope of its intellectual property portfolio.

If MEV is not able to secure additional funding when needed, it may have to delay, reduce the scope of or eliminate one or more of its clinical trials or research and development programs. To the extent that MEV raises additional funds by issuing equity securities, its shareholders may experience significant dilution, and debt financing, if available, may involve restrictive covenants. To the extent that MEV raises additional funds through collaboration and licensing arrangements, it may be necessary that MEV relinquish some of its rights to its product candidates or grant licenses on terms that may not be favorable to the Company.

The regulatory approval process is expensive, time consuming and uncertain and may prevent MEV from obtaining approvals for the commercialization of some or all of MEV’s product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of medical devices are subject to extensive regulation by the U.S. Food and Drug Administration, the Medical Devices Bureau of Health Canada, Health Products and Food Branch (“Health Canada”), the European Union’s “Conformity European”, or “CE”, requirements, and regulatory authorities in other countries, which regulations differ from country to country. MEV is not permitted to market its product candidates in the United States until it receives a clearance letter under the 510(k) process or approval of a pre-market approval, or PMA, application from the FDA, depending on the nature of the device. MEV is not permitted to market its products in Canada until it receives the approval of Health Canada, or in Europe until granted approval to use the CE Mark.

Obtaining approval of any PMA can be a lengthy, expensive and uncertain process. While the FDA could review and clear a premarket notification (510(k) process) in three months, there is no guarantee that MEV’s products will qualify for this more expeditious regulatory process, which is reserved for Class I and II devices, nor is there any assurance, that even if a device is reviewed under the premarket notification process, that the FDA will review it expeditiously or determine that the device is substantially equivalent to a lawfully marketed non-PMA device. If the FDA fails to make this finding, then MEV cannot market the device unless and until it completes the more lengthy and costly PMA process. In lieu of acting on a premarket notification, the FDA may seek additional information or additional data which would further delay MEV’s ability to market the product. In addition, failure to comply with FDA, non-U.S. regulatory authorities or other applicable U.S. and non-U.S. regulatory requirements may, either before or after product clearance or approval, if any, subject MEV to administrative or judicially imposed sanctions, including:

  restrictions on the products, manufacturers or manufacturing process;

  adverse inspectional observations, warning letters or non-warning letters incorporating inspectional observations;

  civil and criminal penalties;

  injunctions;

  suspension or withdrawal of regulatory clearances or approvals;

  product seizures, detentions or import bans;

  voluntary or mandatory product recalls and publicity requirements;

  total or partial suspension of production;

  imposition of restrictions on operations, including costly new manufacturing requirements; and

  refusal to clear or approve pending applications or premarket notifications.

Regulatory approval of a PMA, PMA supplement or clearance pursuant to a premarket notification is not guaranteed, and the approval or clearance process, as the case may be, is expensive and, may, especially in the case of the PMA application, take several years. The FDA also has substantial discretion in the medical device clearance process or approval process. Despite the time and expense exerted, failure can occur at any stage, and MEV could encounter problems that cause it to abandon clinical trials or to repeat or perform additional pre-clinical studies and clinical trials. The number of pre-clinical studies and clinical trials that will be required for FDA clearance or approval varies depending on the medical device candidate, the disease or condition that the medical device candidate is designed to address, and the regulations applicable to any particular medical device candidate. The FDA can delay, limit or deny clearance or approval of a medical device candidate for many reasons, including:

  a medical device candidate may not be deemed safe or effective, in the case of a PMA application;

  a medical device candidate may not be deemed to be substantially equivalent to a lawfully marketed non-PMA device in the case of a premarket notification;

  FDA officials may not find the data from pre-clinical studies and clinical trials sufficient;

  the FDA might not approve the third-party manufacturer’s processes or facilities; or

  the FDA may change its clearance or approval policies or adopt new regulations.

MEV may encounter similar delays, expenses, rejections or other risks and uncertainties when pursuing approval for its products in Canada, Europe and other countries. Approval by one regulatory authority does not ensure approval by regulatory authorities in other countries.

MEV’s inability to conduct and complete successful clinical trials may cause the development of its product candidates to be delayed, which could materially impair MEV’s ability to generate anticipated revenues.

Before MEV can obtain regulatory approval for the commercial sale of certain products in development, it is required to complete clinical trials to demonstrate the product candidate’s safety and/or efficacy. Depending on its nature and complexity, a clinical trial may be expensive, time consuming, and/or difficult to design and/or implement. Any of MEV’s clinical trials may be subject to delays, suspensions or terminations beyond the direct control of MEV. This can be due to various factors including, but not limited to: MEV’s inability to manufacture, provide or obtain sufficient quantities of materials for use in a clinical trial; delays or required actions of regulatory bodies and/or participating research sites’ institutional review boards or independent ethics boards; the inability or unwillingness of medical investigators to adhere to trial protocols; unforeseen safety issues or device performance deficiencies;

reliance on clinical research and data collection organizations; compromised integrity or insufficient quality of data collected; and lack of efficacy during the trial.

Timely and successful completion of a clinical trial is also subject to MEV’s ability to successfully recruit and enroll patients in the trial. Slower than expected rates of recruitment or enrolment is a function of many factors including, but not limited to: feasibility of the protocol; the size of the patient population; eligibility criteria for the study in question; perceived risks and benefits of the device under study; the availability of competing therapies (and competing research trials); efforts to facilitate timely enrolment; patient referral practices of physicians; and availability of clinical trial sites. If MEV encounters difficulties enrolling patients in its clinical trials, the trials could be delayed or otherwise adversely affected, which may adversely affect MEV’s business, financial condition and results of operations.

The clinical results MEV has reported to date may not be indicative of future clinical results or demonstrate effectiveness. If the results of MEV’s trials do not demonstrate safety and effectiveness, MEV’s commercialization efforts will be delayed or halted and its business will be harmed.

Most of MEV, Neovasc and B-Balloon’s product candidates are in early stages of development and are prone to the risks of failure inherent in medical device product development. MEV will likely be required to undertake significant clinical trials to demonstrate to the FDA that its devices are either safe and effective for their intended uses or are substantially equivalent in terms of safety and effectiveness to an existing, lawfully marketed non-PMA device. MEV may also be required to undertake clinical trials by Health Canada, the Europe Union and regulatory agencies in other countries. Clinical trials are expensive and uncertain processes that may take years to complete. Failure can occur at any point in the process, and early positive results do not ensure that the entire clinical trial will be successful. Product candidates in clinical trials may fail to show desired efficacy and safety traits despite early promising results. A number of companies in the medical device industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results at earlier points. If the results of MEV’s trials do not demonstrate safety and effectiveness, its business may be adversely affected.

Even if MEV receives regulatory clearance or approval of its product candidates, the market may not be receptive to MEV’s products.

Although statistics show that cardiovascular disease is the leading cause of death in Canada, the United States and parts of Europe, the commercial success of MEV’s products over its competitors depends on acceptance of such by physicians and distributors. This acceptance will depend in large part on MEV’s reputation, marketing strategy and service as well as product performance. MEV’s success depends on its ability to maintain and expand its sales channels. In order to increase its market awareness, customer base and revenues, MEV will need to expand its direct and indirect sales operations, particularly its independent distributors. MEV may not be able to establish relationships with distributors on a timely basis, or at all, and its distributors may not devote adequate resources to promoting and selling its services. To continue to expand its market share, MEV will have to ensure that the products are safe, reliable, perform as they are intended and are cost-effective. Additionally, the coverage and reimbursement status of newly cleared or approved medical devices is uncertain, and failure to obtain adequate coverage and adequate reimbursement could limit MEV’s ability to market any future product candidates it may develop and decrease its ability to generate revenue from any of its existing and future product candidates that may be cleared or approved. There can be no assurance that MEV’s products will be accepted and recommended. Failure of MEV’s products to achieve significant market acceptance would have an adverse effect on MEV’s business, financial condition and results of operations.

MEV faces significant competition and the potential that other new technologies may render MEV’s products obsolete, either of which would adversely affect MEV’s business, financial condition and results of operations.

In addition to MEV competing with existing technologies, there is also continuous introduction of new products by existing competitors as well as emerging companies. In order to stay on the cutting-edge of technology, MEV will have to introduce either a new generation of its current products or new products altogether. Whether it is competition from new medical device companies or a merger and/or acquisition of existing companies and subsidiaries, the competition in the medical device industry is intense and is expected to increase. The medical device and pharmaceutical industries make significant investments in research and development and innovation is rapid and continuous. The majority of MEV’s competitors have substantially greater financial, technical, manufacturing, distribution, and marketing resources.

Many of MEV’s competitors have certain advantages over MEV, including:

  significantly greater name recognition;

  longer operating histories;

  established relations with healthcare professionals, customers and third-party payors;

  established distribution networks;

  additional lines of products;

  greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory clearance for products and marketing approved products; and

  greater financial and human resources for product development, sales and marketing, and patent litigation.

If MEV’s competitors market products that are more effective, safer, easier to use or less expensive than MEV’s products or future product candidates, if any, or that reach the market sooner than MEV’s future product candidates, if any, MEV may not achieve commercial success. In addition, the medical device industry is characterized by rapid technological change. It may be difficult for MEV to stay abreast of the rapid changes in each technology. If MEV fails to stay at the forefront of technological change, it may be unable to compete effectively. New technological advancements and product development may render MEV’s products obsolete or reduce their value, which would have an adverse effect on MEV’s business, financial condition and results of operations.

Limitations on third-party reimbursements could adversely affect MEV’s revenues, results of operations and financial condition.

The direct cost of implanting or using medical devices such as MEV’s products is seldom paid by individual patients. Successful commercialization of such devices will depend largely upon the availability of reimbursement for the surgery and medical costs associated with the product from third-party payers. MEV expects that its products will be purchased by health-care providers, clinics, and hospitals that will subsequently bill various third-party payers such as government programs and private insurance plans. These expectant payers carefully review and increasingly challenge the prices charged for medical devices and services. Provincial government sponsored health programs in Canada and similar programs in the U.S. reimburse hospitals a pre-determined fixed amount for the costs associated with a particular procedure based on the patients’ discharge diagnosis and similarly reimburses the surgeon or physician based on the procedure performed, without taking into consideration the actual costs incurred by either party or the actual cost of the device. New products are being increasingly scrutinized with respect to whether or not they will be covered by the various heath plans and at what level of reimbursement. Third party payers may determine that the device is unnecessary, not cost-effective, experimental or for non-approved indications. These limitations on third-party reimbursement could adversely affect MEV’s revenues, results of operations and financial condition.

U.S. Medicare legislation and future legislative or regulatory reform of the health care system may affect MEV’s ability to sell its products profitably.

In the United States, there have been a number of legislative and regulatory proposals, at both the federal and state government levels, to change the healthcare system in ways that could affect MEV’s ability to sell its products profitably, if approved. MEV is unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on MEV’s business. Any cost containment measures or other health care system reforms that are adopted could have a material adverse effect on MEV’s ability to commercialize its existing and future product candidates successfully.

European governments often impose strict price controls, which may adversely affect MEV’s future profitability.

MEV intends to seek approval to market certain of its existing and future product candidates in the European Union. In some countries, particularly countries of the European Union, each of which has developed its own rules and regulations, pricing is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a medical device candidate. To obtain reimbursement or pricing approval in some countries, MEV may be required to conduct a clinical trial that compares the cost-effectiveness of its existing and future product candidates to other available products. If reimbursement of MEV’s future product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, MEV may be unable to achieve or sustain profitability.

Some jurisdictions may require MEV to grant licenses to third parties, and such compulsory licenses could be extended to include some of MEV’s product candidates, which may limit MEV’s potential revenue opportunities.

Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, most countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Compulsory licensing of life-saving products is also becoming increasingly popular in developing countries, either through direct legislation or international initiatives. Such compulsory licenses could be extended to include some of MEV’s product candidates, which may limit its potential revenue opportunities.

Potential product liability claims could materially adversely affect the results of operations of MEV.

General and product liability insurance coverage is extremely expensive, but is a necessity in the medical device manufacturing industry. Although to date, MEV has had no reported incidences or near incidences involving its products or otherwise, it has had limited revenues, and the business is exposed to the inherent risk of potential liability claims. Claims of this nature, if successful, could result in substantial damage awards to claimants, which may exceed the limits of any applicable insurance coverage held by MEV. MEV currently maintains general or product liability coverage to a level comparable with coverage typically obtained by other medical device companies of a similar size. There can be no assurance, however, that MEV will be able to obtain, maintain or increase its insurance on acceptable terms or at reasonable costs, or that such insurance will provide MEV with adequate coverage against potential liabilities. MEV uses distributors to sell certain of its proprietary products who may not maintain general or product liability coverage at all or to a suitable level to protect MEV adequately. Additionally, product liability claims may result in reduced demand for MEV’s products, if approved, which would have a material adverse effect on MEV’s business and results of operations, and the existence of a product liability claim could affect the market price of MEV’s common shares.

MEV’s failure to adequately protect its intellectual property or its failure to obtain a license to any technology that it requires may materially harm its business, financial condition and results of operations. To the extent that a third party develops new technology that covers MEV’s products, MEV may be required to cease using certain products or obtain licenses to that technology, which licenses may not be available or may not be available on commercially reasonable terms, if at all.

The success of MEV will depend heavily on its ability to obtain patent protection for its inventions, maintain patent protection, operate without infringing on the patents of third parties, and prevent third parties from circumventing intellectual property rights. Where MEV has filed for patent protection, there can be no assurance that patents sought will be issued, or if issued, that they will provide meaningful protection. Patent protection involves complex legal and factual questions. As a matter of business, it is necessary to divulge certain trade secrets and proprietary knowledge in some circumstances. In these instances, MEV will request its employees, consultants and other parties to sign a non-disclosure agreement. Even with these precautionary measures, however, it cannot be assured that these agreements will not be breached, that MEV will have adequate remedies for any breach, or that MEV’s trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others. Any patent may be challenged, invalidated or circumvented, or may not provide sufficient competitive advantage. In addition, given the costs of obtaining patent protection, MEV may choose not to protect certain innovations that later turn out to be important. MEV’s competitors may independently develop similar or alternative technologies or products without infringing any of its patents or other intellectual property rights, or may design around MEV’s proprietary technologies. To the extent that a third party develops new technology that covers MEV’s products, MEV may be required to obtain licenses to that technology, which licenses may not be available or may not be available on commercially reasonable terms, if at all. MEV’s failure to adequately protect its intellectual property or its failure to obtain a license to any technology that it requires may materially harm its business, financial condition and results of operations.

Litigation may also be necessary to enforce patents issued or licensed to MEV or to determine the scope and validity of a third party’s proprietary rights. MEV could incur substantial costs if litigation is required to defend itself in patent suits brought by third parties or if MEV initiates such suits. There can be no assurance that funds or resources would be available to MEV in the event of any such litigation. Additionally, there can be no assurance that MEV would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject MEV to significant liabilities, require disputed rights to be licensed from other parties or require MEV to cease using certain technology or products, any of which may have a material adverse effect on MEV’s business, financial condition and results of operations.

Failure, delay or inability by MEV to satisfactorily handle technological issues associated with manufacturing or to comply with regulations or satisfy regulatory inspections could have an adverse effect on MEV’s business and operations.

Manufacturing operations are subject to numerous unanticipated technological problems and delays. MEV’s manufacturing processes, products and their various components will also be subject to regulations specified by the various regulatory bodies such as the FDA. There can be no assurance that MEV will be able to comply with all stated manufacturing regulations. Failure, delay or inability by MEV to satisfactorily handle technological issues associated with manufacturing or to comply with regulations or satisfy regulatory inspections could have an adverse effect on MEV’s business and operations.

MEV is and will be dependent upon key personnel, the loss of whom may materially adversely affect MEV’s results of operations.

MEV is highly dependent upon the members of its management and scientific staff, the loss of whose services could impede MEV’s ability to achieve its business goals. The recruitment and retention of operational, development and scientific personnel will be critical to MEV’s success. Although MEV historically has not had difficulty recruiting or retaining senior management, MEV does face competition for qualified employees from numerous industry and academic sources and there can be no assurance that MEV will be able to attract and retain qualified personnel on acceptable terms. MEV currently does not have key man insurance in place on any of its key employees.

In connection with the Acquisition, MEV is relying on specific members of management of Neovasc and B–Balloon to assist with the integration of Neovasc’s and B–Balloon’s businesses into MEV’s combined operations. In particular, the Chief Executive Officer and Chief Technology Officer of B–Balloon (Eyal Sandach and Amir Miller, respectively) and the Chief Operating Officer of Neovasc (Benny Dilmoney) continue to work with MEV under employment agreements; however, it is not possible to guarantee their continued employment.

As a result of the Acquisition, MEV has approximately 60 full-time employees and will rely heavily upon them for their expertise, service and dedication. In the event that MEV is unable to recruit or retain key personnel, it may be unable to successfully manage its business operations, including sales and marketing activities, product research and development and manufacturing. As a consequence, MEV may not be able to effectively develop and manufacture new products or generate revenue from existing products.

There is a risk that one of MEV’s existing products could contain animal disease, and, if such risk materialized, the market for MEV’s products could be materially and adversely affected, which could adversely affect MEV’s business and results of operations.

The critical raw material used in some of MEV’s devices is bovine pericardial tissue. As this raw material is derived from an animal, it is subject to many inconsistencies and potential risks. The most notable risk is the disease Bovine Spongiform Encephalopathy (“BSE”). Although the tissue originates from the United States or other sources where strict controls are in place to prevent the disease from occurring, and although MEV has introduced equine (horse) tissue based products which appear to be less affected by the potential for BSE, it cannot be assured that the livestock in the United States or other sources for MEV’s raw materials will remain free from BSE. There is also no assurance that MEV’s supplier will regularly deliver tissue with the specifications required to manufacture its products. Furthermore, the risk of BSE could materially adversely affect the market for some of MEV’s current products. If any of these risks materialized, MEV would be materially adversely affected.

MEV is dependent on the supply of certain raw materials that are provided by sole-source suppliers. MEV’s dependence on sole source suppliers could materially adversely affect MEV’s business, financial condition or results of operations if the sole source becomes unavailable for any period of time.

Some of MEV’s raw materials are provided by sole-source suppliers. In the event a sole-source material becomes unavailable, there may be a delay in obtaining an alternate source and the alternate source may require significant development to meet product specifications. It is also possible that MEV may be unable to locate an acceptable alternate source at all. Consequently, MEV may face difficulty in manufacturing, or be entirely unable to manufacture, some of its products, which may materially adversely affect MEV’s business, financial condition and results of operations.

Conflicts of interest involving MEV’s directors, officers and other members of management may not be resolved in a manner favorable to MEV.

Certain of the directors, officers, promoters and other members of management of MEV serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of MEV and their duties as a director, officer, promoter or member of management of such other companies, including with respect to the time available to devote to each. There can be no assurance that in the carrying out of their duties with respect to MEV, these persons will not find themselves in situations which could give rise to conflicts of interest. There can be no assurance that if conflicts do arise, they will be resolved in a manner favorable to MEV.

Failure to properly integrate newly acquired businesses or technology could have a material adverse effect on MEV.

MEV intends to expand its operations through acquisitions of additional businesses or technologies, in addition to Neovasc and B–Balloon. There can be no assurance that MEV will be able to identify, acquire or profitably manage additional businesses or technology or successfully integrate Neovasc, B–Balloon or other acquired businesses or technology into MEV without substantial expense, delay or other operational or financial problems. Further, the Acquisition of Neovasc and B-Balloon and other potential acquisitions may involve a number of additional risks, including, but not limited to, diversion of management’s attention, strain on managerial and operational resources as management tries to oversee larger operations, failure to retain key acquired personnel, unanticipated events or circumstances, including unforeseen liabilities of acquired companies, legal liabilities, amortization of acquired intangible assets and the need to incur additional debt or use cash. Some or all of the foregoing risks and uncertainties could have a material adverse effect on MEV’s business, financial condition and results of operation. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The failure of MEV to manage its acquisition strategy successfully could have a material adverse effect on MEV’s business, financial condition and results of operations.

MEV may experience significant fluctuations in its quarterly operating results due to the nature of its business and therefore may fail to meet profitability expectations, which could adversely affect its share price.

MEV’s quarterly financial results will be impacted significantly by the timing of new releases of its products and the timing of substantial orders. MEV’s operating expenses are based on anticipated revenue levels in the short term, are relatively fixed, and are incurred throughout the quarter. As a result, if expected revenues are not realized on a timely basis as anticipated, MEV’s financial results could be materially and adversely affected. These or other factors, including possible delays in the shipment of new products, may influence quarterly financial results in the future. Accordingly, there may be significant variation in MEV’s quarterly financial results, which could adversely affect its share price.

MEV’s failure or inability to successfully manage foreign currency exchange rate issues could materially adversely affect MEV.

A significant portion of MEV’s revenues is received in U.S. dollars or Euros and a substantial portion of MEV’s expenses are incurred in Canadian dollars. As a result, a change in the value of the Canadian dollar relative to the U.S. dollar or Euro could materially affect MEV’s operating results.

Neovasc and B–Balloon incur expenses for their operations in Israel in New Israeli Shekels (NIS) and MEV will translate these amounts into United States dollars for purposes of reporting results. As a result, fluctuations in foreign currency exchange rates may adversely affect expenses and results of operations carried on in Israel, as well as the value of assets and liabilities incurred in Israel. Fluctuations may adversely affect the comparability of period-to-period results. In addition, future currency exchange losses may increase if MEV becomes subject to exchange control regulations restricting the ability to convert local currencies into United States dollars or other currencies. MEV’s failure or inability to successfully manage foreign currency exchange rate issues could materially adversely affect MEV.

MEV’s share price may be volatile, and you could lose some or all of your investment.

The market prices for the securities of medical device companies, including MEV’s, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. Certain factors such as announcements by MEV, competition by new therapeutic products or technological innovations, government regulations, fluctuations in the operating results of MEV, results of clinical trials, public concern on safety of medical products generally, general market conditions, the failure to meet the expectations of public market analysts and investors about MEV’s results of operations from quarter to quarter and developments in patent and proprietary rights can have an adverse impact on the market price of MEV’s shares, and you could lose some or all of your investment.

MEV does not expect to pay dividends on the MEV Shares, and investors will be able to receive cash in respect of MEV Shares only upon the sale of the shares.

MEV has no intention in the foreseeable future to pay any cash dividends on the MEV Shares, in part because MEV will continue to be reliant on external sources for funding until such time as its cash flows from operations, credit lines and cash on hand are sufficient to fund sustained operations and growth; therefore, an investor in MEV Shares may obtain an economic benefit from the shares only after an increase in its trading price and only by selling the MEV Shares.

Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

There have been changing laws, regulations and standards relating to corporate governance and public disclosure, including, in the United States, the Sarbanes-Oxley Act of 2002, new regulations promulgated by the U.S. Securities and Exchange Commission and rules promulgated by the U.S. securities exchanges, including AMEX on which MEV intends to seek to list the MEV Shares. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, MEV’s efforts to comply with evolving laws, regulations and standards are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Members of MEV’s Board of Directors, its Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, MEV may have difficulty attracting and retaining qualified directors and executive officers, which could harm its business. If MEV’s efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, MEV could be subject to liability under applicable laws or its reputation may be harmed.

Political and economic conditions in Israel could materially adversely affect MEV’s R&D operations in Israel.

Political, economic and military conditions in Israel will directly affect MEV’s operations in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in degree and intensity, has led to security and economic problems for Israel. Although Israel has entered into various agreements with its Arab neighbors and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, in varying levels of severity, since September 2000 through 2007. The election in early 2006 of representatives of the Hamas, an Islamic resistance movement, to a majority of seats in the Palestinian Legislative Council and the resulting tension among the different Palestinian factions creates additional unrest and uncertainty. In July 2006, an armed conflict erupted between Israel and Hezbollah, a Lebanese Islamist Shiite militia group and political party, which involved rocket attacks on populated areas in the northern part of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation may have an adverse effect on Israel’s economy, primarily in the geographical areas directly harmed by this conflict. Furthermore, several countries still restrict trade with Israeli companies, which may limit MEV’s ability to make sales in, or purchase components from, those countries. Any future armed conflict, political instability, continued violence in the region or restrictions could have a material adverse effect on MEV’s research and development activities in Israel and its business, operating results and financial condition. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or operations in Israel.

The military obligations of management and key personnel of Neovasc and B-Balloon could materially adversely affect MEV’s results of operations.

MEV’s operations could be disrupted as a result of the obligation of management or key personnel of the newly acquired subsidiaries residing in Israel to perform military service there. A number of key personnel in Israel have standing obligations to perform periodic reserve duty in the Israel Defense Forces and are subject to be called for active military duty at any time. If the Israeli key personnel are absent from the businesses for a significant period of time, MEV may experience disruptions in its business that could affect the development, sales or technical support of its products. As a result, MEV may not be able to compete in the market and results of operations could be harmed.

ITEM 4           INFORMATION ON THE COMPANY

We develop, manufacture and commercialize medical devices that address clinical needs in the vascular and surgical marketplace. We trade on the TSX Venture Exchange (Symbol: NVC, formerly MEV) in Canada. We currently own 100% interests in and operate through the following wholly-owned subsidiary companies:

  PMD, a company incorporated under the laws of the Province of British Columbia, Canada;

  ANG, a company federally incorporated under the laws of Canada;

  B-Balloon, a company organized under the laws of Israel;

  Neovasc, a company organized under the laws of Israel; and

  Medical Ventures (US) Inc., a company incorporated under the laws of the State of Nevada, which is currently inactive.

A.           History and Development of the Company

Name

Our legal and commercial name is Neovasc Inc, (formerly, Medical Ventures Corp.)

Principal Office

Our principal office is located at Suite 2135 - 13700 Mayfield Place, British Columbia, Canada, V6V 2E4. Our telephone number is 604-270-4344. Our registered and records office and address for service in British Columbia is at Suite 3350 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1L2.

Incorporation and Continuation

We were incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000. We were continued under the Canada Business Corporations Act on April 19, 2002. We presently exist as a corporation under the CBCA. We file reports with the securities regulatory authorities in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec, Canada. On July 1, 2008, concurrent with the consummation of the Acquisition of B-Balloon and Neovasc, we changed our name to Neovasc Inc.

Capital Pool Company and Qualifying Transaction

We were a Capital Pool Company as defined in TSX Venture Exchange Policy 2.4 until completing a Qualifying Transaction on March 12, 2002. As a Capital Pool Company, our business was to identify and evaluate opportunities for the acquisition of an interest in assets and businesses and, once identified, to complete a Qualifying Transaction by negotiating an acquisition or participation in such assets or business, subject to shareholder and TSX Venture Exchange approval. On March 12, 2002, we acquired all of the issued and outstanding shares of PMD. On May 14, 2003, we acquired all of the outstanding shares of ANG.

General Development of Our Business

General Development

MEV is a Canadian medical device company whose principal business is to acquire, develop and commercialize medical technologies that clearly address clinical needs in the vascular and surgical marketplace.

MEV was founded as a capital pool company under the policies of the TSX-V in 2000. On March 12, 2002, MEV acquired all of the issued and outstanding shares of PMD which served as MEV’s Qualifying Transaction as a capital pool company under the policies of the TSX-V.

PMD is a British Columbia-based company engaged in the research, development, manufacture and sale of medical devices that utilize its proprietary bovine and equine pericardium tissue technology. As a result of the acquisition of PMD, MEV started full operations in 2002. MEV started to manufacture the PeriPatchTM Sheet and the PeriPatch Sleeve. Both proprietary products are used in the fields of general and vascular surgery. In addition, MEV continued to generate revenues from a range of contract activities related to product development and contract manufacture.

On May 14, 2003, MEV acquired ANG, a privately-owned medical technology company focused on the development and commercialization of the Metricath® System. The Metricath System is a catheter-based technology that allows cardiologists to measure arterial size and wall characteristics and confirm stent deployment during interventional treatment of coronary and peripheral artery disease. The Metricath System was developed in response to the limitations of existing measurement technologies, which are either not sufficiently accurate or prohibitively expensive and time-consuming to gain widespread acceptance.

Since 2003, MEV has focused on the continued development of tissue and catheter products based on these two technology platforms, including obtaining the needed regulatory approvals in US, Canadian, European and other world markets. MEV sells its tissue products through a network of distributors. MEV sells Metricath directly through its own sales and clinical team in Canada and the United States and through distributors outside of Canada and the United States.

On July 1, 2008, MEV acquired Neovasc and B-Balloon. Neovasc was organized in April 2002 under the laws of the State of Israel and develops and intends to commercialize proprietary stent technology for the treatment of patients suffering from reoccurring temporary shortage of blood to the heart muscle. B-Balloon was organized in March 2004 under the laws of the State of Israel and specializes in the development of unique catheters and vascular stent delivery systems which are intended to solve specific clinical problems encountered by physicians implanting stents to open blockages at ostia locations or bifurcation locations. See “- The Acquisition” below for more information relating to the terms of our acquisition of Neovasc and B-Balloon.

Key developments of MEV’s business over the last five fiscal years and prior to the Acquisition of Neovasc and B-Balloon include:

Metricath System Products

  On July 3, 2003, MEV announced FDA clearance to sell the Metricath™ Libra System in the United States. Metricath Libra provides “measure only” capability to users.

  On April 29, 2004, MEV received CE Mark approval for its Metricath Libra System. This approval allowed MEV to begin selling Metricath Libra products in the European Union.

  On August 10, 2004, Health Canada issued a medical device license for the Metricath System (Metricath Libra® and Metricath Controller unit). This license allows MEV to sell these products in Canada.

  On October 25, 2004, MEV expanded its ANG product line by introducing to the market a large size Metricath Libra catheter intended for use with the Metricath System.

  On November 29, 2004, MEV received 510(k) clearance from the FDA allowing it to expand the indications for its Metricath System products to include use in peripheral arteries.

  On August 11, 2005, MEV received 510(k) clearance from the FDA for the Metricath Gemini® dual-balloon catheter for peripheral artery procedures, which permits selling and marketing the Metricath Gemini in the United States for use in procedures to treat arteries outside of the heart.

  In May 2006, MEV announced it would initiate a direct sales strategy for the Metricath product line in the United States and Canada. MEV terminated its existing distribution agreement for the Metricath Libra (with Possis Medical) and subsequently hired and trained its own sales and clinical team to sell the Metricath Libra and Gemini products in the United States.

  In July 2006, MEV received European CE Mark approval for the Metricath Gemini, permitting the marketing and sale of the product in the European Union for both peripheral and coronary applications.

  Also in February 2007, Health Canada issued MEV a medical device license permitting the Metricath Gemini to be used in Canada in coronary artery applications. This license allows MEV to sell the Metricath Gemini product in Canada and enables MEV to seek additional regulatory approvals for the product in world markets requiring country-of-origin approval.

  Also in May 2007, MEV launched a new model of the Metricath Libra, specifically intended to treat peripheral (i.e., non-coronary) artery disease.

  In November, 2007, MEV filed its PMA application for FDA approval of the Metricath Gemini for use in coronary arteries in the United States. The application was finalized over three modules that were submitted from August to November 2007. The individual modules included information related to: (1) product manufacturing, (2) animal and laboratory testing, and (3) key data from the GAAME clinical trial conducted over the period November 2005-September 2007 that examined safety and efficacy of the Metricath Gemini device. MEV is presently awaiting the response of the FDA to this application.

PeriPatch Products

  On September 18, 2003, MEV received 510(k) clearance from the FDA to market the PeriPatch Sheet .

  On June 28, 2005, MEV received European CE Mark approval for the PeriPatch EQ Sheet, allowing the product to be marketed and sold throughout the European Union. PeriPatch EQ products are made using equine (horse) tissue rather than bovine (cow) tissue as used in standard PeriPatch products. Due to European concerns about the remote possibility of BSE (“mad cow disease”) transmission through bovine products, MEV made a strategic decision to sell equine products into this marketplace.

  In September 2006, MEV received a medical device license from Health Canada for the PeriPatch EQ Sheet. Canadian licensing enables MEV to seek additional regulatory approvals for the product in world markets requiring country-of-origin approval.

  In March 2007, MEV received 510(k) marketing clearance from the FDA for the PeriPatch Aegis, a PeriPatch Sleeve product designed for use during minimally invasive stapling procedures. The 510(k) marketing clearance allows MEV to commercialize the product in the United States.

Financings

MEV has completed several private placement financings over the past five years, raising gross proceeds of $2 million in 2003, $5.85 million in 2004, $4.2 million in 2005 and $7.5 million in 2006.

On April 24, 2007, MEV completed a Canadian public offering raising gross proceeds of $7.74 million financing. A company controlled by Paul Geyer, MEV’s CEO and then-president, purchased five million units in the financing, for gross proceeds of $1 million.

In connection with the Acquisition of Neovasc and B-Balloon, we raised gross proceeds of $8,325,000 by way of the issuance of Units. See “- The Acquisition – MEV Financing” below for more information.

Business of ANG

ANG is focused on the development and commercialization of catheter-based technologies, including the Metricath System. The Metricath technology was developed in response to an immediate need for practical, cost-effective and accurate arterial measurement, in conjunction with an experienced vascular physiologist and well-established practicing cardiologists. Metricath addresses the limitations of existing alternate measurement technologies that are either insufficiently accurate or prohibitively expensive and time-consuming to use.

The Metricath System is a balloon catheter-based technology that allows doctors to precisely measure arterial diameter and area, as well as stent diameter and area, during interventional treatment of coronary and peripheral artery disease. The Metricath System is comprised of the Metricath controller, a compact console unit, and Metricath catheters, which are available in two models: Metricath Libra “measure-only” catheters and Metricath Gemini “measure-and-treat” catheters.

The Metricath Libra System is cleared for sale in the United States, Europe and Canada. The Metricath Gemini is cleared for sale in Europe for peripheral and coronary applications, in Canada for all coronary applications and in the United States for peripheral artery procedures. Approval from the FDA for the Company’s PMA application will allow the Metricath Gemini to be marketed for use in coronary artery applications in the United States.

Business of PMD

PMD produces a line of proprietary, animal tissue-based products designed for use in cardiac, vascular and general surgery. These include the PeriPatch Sheet, PeriPatch EQ Sheet and PeriPatch Sleeve, as well as the PeriPatch Aegis – a PeriPatch Sleeve for minimally invasive surgical procedures that is currently in transfer from the product development to manufacturing stage.

The PeriPatch Sheet is a rectangular patch made of chemically treated bovine pericardial tissue. It is applied as an internal bandage to repair weak or damaged organs and vessels. The PeriPatch EQ Sheet is similar to the bovine PeriPatch Sheet, but is made from equine pericardium rather than bovine pericardium. This offers product flexibility in areas such as the European Union, where regulatory restrictions limit the use of bovine materials. The PeriPatch Sleeve has properties similar to the PeriPatch Sheet; however; it takes the shape of a cylindrical tube and is used to reinforce staple lines during surgical procedures such as lung and stomach volume reductions (including “stomach stapling” surgery). Each product is chemically treated with proprietary technology to prevent its degradation and maintain its biocompatibility.

The PeriPatch Sheet and PeriPatch Sleeve are each cleared for sale in the United States, Canada and Mexico. The PeriPatch EQ Sheet is approved for sale in the European Union and in Canada. The PeriPatch Aegis was cleared for sale in the United States late in the first quarter of 2007. MEV sells its surgical and tissue products through a network of country-specific distributors. MEV’s goal is to steadily increase the number of distributors carrying its products and/or the breadth of markets where its products are available, in addition to further market penetration through existing distributors.

MEV is working to incorporate its tissue technology into new products or to otherwise leverage its development and manufacturing capabilities in conjunction with third parties. MEV provides contract manufacturing, consulting and development services to a number of other medical device companies when these services fall within MEV’s scope of expertise and capabilities.

Capital Expenditures and Divestitures

Since January 1, 2004, the Company has made capital expenditures of approximately $1,151,753, primarily relating to the acquisition of our buildings and equipment. The Company expects to make capital expenditures of $200,000 in 2008, which are expected to be financed from the concurrent financing.

The Acquisition

Background to the Acquisition

In the third quarter of 2007, at the direction of its Board of Directors, management of MEV initiated activities in order to investigate possible acquisitions of products and/or companies with vascular device products that complement the existing Metricath product line. Management recognized that, while Metricath was gaining traction in the marketplace, sales growth was slower than desired and that additional near term revenues would be required in order to make the sales and distribution network cost effective. Management determined that MEV could leverage its growing direct sales force and distribution network to sell multiple products targeting its customer base. While offering additional products targeting these call points would not add significant selling costs, it could provide the potential for significant additional revenues. In addition, providing multiple items of interest to vascular customers rather than a single product line could better position MEV in the market.

In August 2007, at the direction of the Board, management of MEV began a search for suitable product acquisition candidates. As a result of its search activities, management determined in late 2007 that the products and capabilities of Neovasc and B-Balloon were an excellent fit for MEV and there was a general interest on the part of all parties to proceed to negotiate an agreement for MEV to acquire Neovasc and B-Balloon. Negotiations through the months of December 2007 and January 2008 culminated in the signing and announcement of the Acquisition Agreement on January 30, 2008. The Acquisition was consummated on July 1, 2008.

Benefits of the Acquisition

As a result of the Acquisition, MEV believes it has a stronger product portfolio, potential for increased sales and strategic alliances, an increase in research and development capabilities and established financial backers and is better positioned to apply for a listing of the MEV Shares on AMEX, as detailed below.

Addition of Three New Technology Platforms

The Acquisition adds three new technology platforms to MEV’s portfolio. All of the new products complement the existing Metricath product line and address many of the needs of MEV’s existing customers and sales call points. These products, once approved for sale, should have the positive effect of moving MEV from being a single product company to one that offers a suite of products used in the treatment of vascular disease. Additional potential benefits include enhancing MEV’s ability to meet its customer needs while enabling MEV to leverage fixed sales and marketing costs to generate revenues from multiple product lines.

Increase in Near-Term Revenue Potential of Products

Neovasc’s and B-Balloon’s technology platforms have both near term revenue potential as well as longer term potential for growth and potential strategic partnering. Subject to receipt of regulatory approvals, the first B-Balloon products are expected to be sold in Europe and the United States by 2009 through MEV’s current sales force and growing distribution network. The Neovasc product is expected to be available for sale in the European marketplace by 2009 following receipt of CE approval and in the United States following clinical trial requirements and premarket approval.

Increase in Potential of Strategic Alliances

The Neovasc and B-Balloon products could have high revenue and margin potential which may attract a larger marketing partner once the market for those products is proven. MEV intends to aggressively seek strategic partnering opportunities.

Increase in Long-Term Revenues

Revenues associated with multiple product lines should enable MEV to achieve higher sales over the long term than would be possible with its existing product lines.

Investment by Established Financiers with Strategic and Market Support

The lead investors in the MEV Financing are members of the Frost Group of Miami, Florida who are principal investors in both Neovasc and B-Balloon. The Frost Group and its members have financed successful ventures in the past and are expected to be important strategic investors in MEV. Both the Frost Group and the Peregrine Group (some of whose members are also principal investors in Neovasc and B-Balloon), have access to many new life-sciences technologies and opportunities worldwide which may benefit MEV in the future. MEV’s cash on hand at closing combined with the proceeds of the MEV Financing provides MEV with sufficient funds to finance operations for approximately 12 months post-Acquisition.

AMEX Listing

Further to the Acquisition, MEV intends to seek a listing of the MEV Shares on AMEX. MEV believes that an AMEX listing will raise MEV’s profile and introduce MEV to U.S. equity markets and investors where to date it has had minimal presence. However, there are various listing criteria that AMEX may consider before approving the listing of MEV’s Shares, including MEV’s ability to continue as a going concern and maintain a share price above $3.00 prior to listing, and, accordingly, there can be no assurance that this listing will be obtained.

Increase in Research and Development Capabilities

Acquiring Neovasc and B-Balloon increases MEV’s product research and development capabilities and also increases clinical support. MEV believes that increasing these capabilities will enhance its ability to develop additional products from internal programs as well as future programs derived from external sources.

The Acquisition Agreement

The following is a summary of the material terms of the Acquisition Agreement. A copy of the Acquisition Agreement is attached as an exhibit to this Registration Statement and the discussion of the Acquisition Agreement in this Registration Statement is qualified in its entirety by reference to the full text of the agreement.

Summary

MEV, Neovasc, B-Balloon, Merger Sub I and Merger Sub II entered into the Acquisition Agreement on January 30, 2008 pursuant to which MEV agreed to acquire all of the outstanding Neovasc Securities and B-Balloon Securities in exchange for issuing an aggregate of 5,858,000 MEV Securities to the securityholders of each of Neovasc and B-Balloon. The Acquisition was completed by way of a merger of Merger Sub I into B-Balloon and Merger Sub II into Neovasc pursuant to the Israel Companies Law. At the time the Acquisition was effected, Neovasc and B-Balloon became wholly-owned subsidiaries of MEV.

Neovasc and B-Balloon were at arm’s length to MEV before the Acquisition. However, Neovasc and B-Balloon have some shareholders and directors in common, and the Acquisition was not considered arm’s length between Neovasc and B-Balloon.

Issuance of MEV Securities

Pursuant to the Acquisition Agreement, the total number of MEV Securities that were issued or reserved for issuance to give effect to the Acquisition, but prior to giving effect to the MEV Financing, was such that, at the Effective Time, one-third are held by existing MEV Securityholders, one-third are held by former Neovasc Securityholders and one-third are held by former B-Balloon Securityholders. All of the shares of Neovasc and B-Balloon (on an as-converted basis) were exchanged for MEV Shares. All Neovasc Warrants that were not exercised or expired before the Effective Time were exchanged for MEV Acquisition Warrants with substantially the same terms, exercisable for MEV Shares (and considered as MEV Shares issued as part of the Acquisition). All Neovasc Options and B-Balloon Options were assumed by MEV and became MEV Assumed Options exercisable for MEV Shares (and considered as MEV Securities issued as part of the Acquisition).

MEV had 5,858,000 MEV Shares, MEV Options and MEV Amended Options outstanding on a fully-diluted basis immediately prior to the Effective Time on a post-consolidation basis (see “- Share Consolidation” below). As a result, a total of 11,716,000 post-consolidation MEV Securities were issued, or reserved for issuance, to the securityholders of each of Neovasc and B-Balloon, allocated pro rata amongst those holders after giving effect to the liquidation preferences in the share capital structure of Neovasc and B-Balloon. This resulted in a total of approximately 17,574,000 post-consolidation MEV Securities being outstanding following the Acquisition, not including the MEV Financing.

MEV Acquisition Warrants

The number and exercise price of the MEV Acquisition Warrants issued on the Closing Date in exchange for Neovasc Warrants was determined by dividing the number and exercise prices of the Neovasc Warrants not exercised or expired at the Effective Time by an exchange ratio determined by Neovasc’s pro rata distribution based on the liquidation preferences in its share capital structure (as adjusted to account for the Share Consolidation). Based on approximately 5,858,000 MEV Securities outstanding immediately prior to the Effective Time, and given that no Neovasc Warrants were exercised prior to the Effective Time, MEV issued 735,394 MEV Acquisition Warrants with an exercise price of approximately $1.50 per MEV Share (post-consolidation). Of these, approximately 656,300 MEV Acquisition Warrants expire on December 11, 2009, approximately 65,600 will expire on December 11, 2010 and approximately 13,100 will expire up to three years after December 11, 2009. These MEV Acquisition Warrants have a cashless exercise feature, allowing the holder to exercise the warrant and receive a number of MEV Shares equal to the difference between the market price of the MEV Shares and the aggregate exercise price based on the market price of the MEV Shares at the time of exercise, rather than paying the aggregate exercise price in cash.

MEV Assumed Options

The Neovasc Options and B-Balloon Options outstanding immediately prior to the Effective Time were assumed by MEV and were amended such that they are exercisable to receive MEV Shares rather than Neovasc or B-Balloon Shares. In addition, the number of MEV Shares that may be received upon exercise was calculated by dividing the number of Neovasc Options and B-Balloon Options by a ratio determined by giving effect to the liquidation preferences of Neovasc and B-Balloon, as applicable. Based on approximately 5,858,000 MEV Securities outstanding immediately prior to the Effective Time and given no Neovasc Options or B-Balloon Options were exercised prior to the Effective Time, MEV reserved 1,202,832 MEV Shares for issuance to holders of these MEV Assumed Options. The exercise price of the MEV Assumed Options is a nominal amount and they retain the same expiry dates and other terms. These MEV Assumed Options are not included as part of the MEV Options otherwise available under the MEV Stock Option Plan (and are not counted as part of its 10% limit) but continue to be governed by the terms of the respective option plans of each of Neovasc and B-Balloon.

MEV Financing

A condition of completion of the Acquisition was that MEV complete a concurrent non-brokered private placement of Units to raise minimum gross proceeds of $6,000,000. The actual proceeds raised were $8,325,000. The Units were issued at a price of $4.00 per Unit (post-consolidation basis) and consist of one MEV Share and 0.62 of a Unit Warrant. Each whole Unit Warrant is exercisable to purchase one additional MEV Share at a price of $5.00 (post-consolidation basis) for a period of 18 months from the Closing Date. MEV completed a financing led by members of the Frost Group, a private investment group with significant expertise in the life science industry. Senior officers of MEV, including incumbent directors and officers and new directors appointed pursuant to the terms of the Acquisition, invested a total of $780,000 in the MEV Financing.

Board Reconstitution

At the Effective Time, MEV’s Board was reconstituted and consists of seven directors that were elected at the Meeting held to approve the Acquisition. Three of the existing directors nominated for appointment to the Board by management of MEV at the Meeting stayed on the Board. Of the remaining four directors, two were nominated by Neovasc and two were nominated by B-Balloon. Neovasc and B-Balloon each have the right to appoint one additional director to the Board at a later date (to be nominated by the sitting Board members appointed by Neovasc or B-Balloon, as applicable, and appointed by the

Board). In addition, MEV has agreed to use its best efforts to cause MEV’s Board to re-nominate the same directors appointed at the Effective Time at the annual meeting of shareholders for 2009.

Lock Up Agreements

Prior to the Effective Time, each of MEV, Neovasc and B-Balloon caused to be delivered to the other parties, lockup letter agreements. Those persons who are directors, senior officers and other Insiders of the Resulting Issuer agreed to lock up all of their MEV Shares (including shares acquired upon exercise of any MEV Securities) for a period of one year after the Closing Date. The total number of securities which are subject to lock-up is approximately 60% of the issued and outstanding MEV Shares on a fully diluted basis.

Reciprocal Indemnity Provisions and Holdback Escrow

MEV agreed to indemnify Neovasc and B-Balloon for any losses arising out of a material breach of any representation, warranty or covenant by MEV under the Acquisition Agreement by issuing additional MEV Shares to the former holders of the shares of Neovasc and B-Balloon (on an as-converted basis), as applicable, on a pro rata basis, based on the market price of the MEV Shares, for up to 10% of the MEV Securities issued in the Acquisition. Likewise, Neovasc has agreed to indemnify MEV and B-Balloon, and B-Balloon has agreed to indemnify MEV and Neovasc, on the same basis, with the exception of certain tax matters, and Neovasc and B-Balloon have agreed to return up to 10% of the MEV Shares issued in the Acquisition to MEV for cancellation. As security for the indemnity obligations of Neovasc and B-Balloon, MEV has held back 10% of the MEV Shares to be issued to each Neovasc Shareholder and B-Balloon Shareholder and has deposited them under an escrow agreement. The MEV Shares deposited under the Escrow Agreement are held by counsel to one of the parties as escrow agent and, provided no claims have been made prior to that time, will be released on the day that is 364 days after the Closing Date.

Israel Tax Ruling

Each of MEV, Neovasc and B-Balloon agreed to use commercially reasonable efforts to cause the Neovasc Merger and B-Balloon Merger to qualify for a tax deferral under the Israel Income Tax Ordinance. In addition, Neovasc and B-Balloon agreed to cause their advisors to apply for the Israel Tax Ruling with respect to the Neovasc Merger and B-Balloon Merger by which eligible Israeli Neovasc Securityholders and B-Balloon Securityholders were, if electing to accept the conditions stipulated in the Israel Tax Ruling, entitled to certain tax deferrals on the exchange of securities in the Acquisition, subject to the conditions imposed in the Israel Tax Ruling. This minimized MEV’s obligations to withhold Israeli tax at source with respect to the Neovasc and B-Balloon Securityholders and allowed MEV to deposit certain MEV Securities in escrow pending payment of such Israel tax due. However, not all Neovasc or B-Balloon Securityholders chose or were eligible to elect to benefit from the Israel Tax Ruling, and MEV was liable to withhold Israel tax at source by way of cash payment from its working capital against the issuance of the MEV Securities to the Neovasc Securityholders or B-Balloon Securityholders.

U.S. Tax-Free Reorganization

The Acquisition was structured to qualify as a tax-free reorganization for U.S. federal income tax purposes pursuant to the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for the benefit of Neovasc Shareholders and B-Balloon Shareholders that reside in the United States. Under such a reorganization, U.S. shareholders that owned Neovasc Shares and/or B-Balloon Shares were able to defer their realized gains on the transfer of such shares to MEV under the Acquisition for U.S. federal income tax purposes, subject to certain conditions, including for shareholders holding 5% or more of the share capital of Neovasc or B-Balloon, as the case may be, execution of a gain recognition agreement (“GRA”). For such 5% shareholders, the tax-free treatment was afforded unless certain triggering events under the GRA occur, in which case, the taxpayer will be required to pay the tax that was otherwise deferred, plus an interest charge relating to the tax deferral. Triggering events under a GRA for Neovasc and B-Balloon Shareholders will occur if, among other items solely in the control of the taxpayer, any of the following dispositions occur, in a transaction that would not otherwise be afforded tax-free treatment, before the close of the fifth taxable year (but not less than 60 months) following the close of the taxable year in which the Closing Date occurs: (a) the disposition, in whole or in part, by MEV of the Neovasc Shares or B-Balloon Shares; or (b) the disposition of substantially all of Neovasc’s or B-Balloon’s assets.

MEV, Neovasc and B-Balloon agreed to use their respective commercially reasonable efforts to cause the Acquisition to qualify as a tax-free reorganization under the Code and not to take any actions that would reasonably be expected to cause the Acquisition to not so qualify. The restrictions on MEV’s transfer of the shares or assets of Neovasc and/or B-Balloon may inhibit a strategic opportunity available to MEV in the future.

Israeli Prospectus Requirement

The issuance of MEV Securities to Neovasc Securityholders and B-Balloon Securityholders was premised on the condition that the publication of an Israeli prospectus would not be required. MEV applied to the Israeli Securities Authority, asking it to determine that the issuance of MEV Securities to Neovasc Securityholders and B-Balloon Securityholders under the circumstances of such issuance would not require the publication of a prospectus; or, alternatively, to confirm that the Israeli Security Authority would not take enforcement action if the offering of MEV Securities is executed without publication of a prospectus. The Israeli Securities Authority confirmed that it would, under the factual circumstances presented in MEV’s application, recommend not to take enforcement measures against MEV in connection with the offering of MEV Securities to holders of Neovasc Securities and of B-Balloon Securities.

Share Consolidation

MEV’s authorized share capital includes an unlimited number of MEV Shares of which 111,209,545 MEV Shares were issued and outstanding as of June 30, 2008 (on a pre-consolidation basis). Concurrently with the Acquisition, the issued and outstanding MEV Shares were consolidated on a 20 for 1 basis, such that 20 existing MEV Shares were replaced by one new MEV Share. MEV continues to have authorized an unlimited number of MEV Shares.

Name Change

Concurrent with the completion of the Acquisition and subject to shareholder and regulatory approvals, we changed our name to “Neovasc Inc.”.

Warrant and Option Offer

In connection with the Acquisition, MEV concurrently made an offer to all of the holders of MEV Warrants and MEV Options outstanding as at April 30, 2008 to repurchase those MEV Warrants in exchange for MEV Shares and amend the MEV Options such that they constitute MEV Amended Options.

The offer to repurchase the MEV Warrants was made based on the value of such securities calculated by the Board using a modified (discounted) Black Scholes valuation method. The MEV Warrants were repurchased in exchange for MEV Shares at an approximate ratio of one MEV Share for each 4.75 or 5.75 MEV Warrants held.

The offer to amend the MEV Options was made based on the value of such securities calculated by the Board using a modified Black Scholes valuation method, with a discount factor that was set by the Board using its discretion. The MEV Options were amended so that they constitute MEV Amended Options in amounts dependent on the holders’ outstanding MEV Options and position with MEV. The MEV Amended Options are not included as part of the MEV Options otherwise available under the MEV Stock Option Plan (and will not be counted as part of its 10% limit).

An aggregate of 175,657 MEV Shares were issued for the repurchase of MEV Warrants, 15,750 MEV Warrants remain outstanding (on a post consolidation basis) and there are 116,106 MEV Amended Options outstanding. The Warrant and Option Offer was completed to effectively increase the percentage of MEV Shares retained after the Acquisition by the current MEV Shareholders. The consideration for the Acquisition was based on the fully-diluted number of MEV Shares outstanding on the Closing Date, so reducing the number of MEV Warrants and MEV Options outstanding increased the number (as a percentage) of the aggregate outstanding MEV Shares held by current MEV Shareholders as a result of the Acquisition. All Insiders of MEV accepted the Warrant and Option Offer and their holdings represent approximately 13% of the outstanding MEV Warrants and 56% of the outstanding MEV Options.

The Warrant and Option Offer was conditional upon completion of the Acquisition. The Warrant and Option Offer was made to the holders of MEV Warrants and MEV Options in separate offering documents.

By voting in favor of the Acquisition, MEV Shareholders were deemed to support the Warrant and Option Offer.

B.           Business Overview

Description of Business

MEV develops, manufactures and distributes medical devices. The Company is focused on the acquisition, development and commercialization of medical devices which address clinical needs in the vascular and surgical marketplace. The Company’s products are used in a wide variety of procedures and help doctors treat conditions such as vascular disease and obesity. MEV’s strategy is to acquire and develop technologies and products that are within two to four years of commercialization. The key hurdles in the commercialization process are: completing final development, including design control, pre-production and clinical trials; securing the necessary regulatory approvals to sell the Company’s products in world markets; and ultimately gaining market acceptance of the Company’s products through direct sales, as well as distribution and licensing agreements with distribution partners around the world. The Company’s customers include interventional cardiologists, radiologists and surgeons in global markets.

MEV’s vision is to develop a portfolio of technologies and products from which the Company will derive revenue from the distribution, licensing or sale of each product. The Company is focused on two general areas: large underexploited market opportunities where few technical solutions currently exist, and niche market opportunities, where the revenue potential for the products may be $50-$250 million annually. The niche market opportunities are particularly attractive as they generally offer premium pricing as a result of less competition. Large multi-national medical device companies traditionally do not expend resources on developing solutions for these niche markets. Rather, they tend to enter these markets via acquisitions or through distribution or licensing agreements once these markets have been validated and suitable products have achieved sales traction.

The Company currently carries on business through its wholly owned subsidiaries, PMD, ANG, Neovasc and B-Balloon.

Business of ANG

General Development

ANG is focused on the development and commercialization of catheter-based technologies, including the Metricath System. MEV acquired all shares of ANG on May 14, 2003.

ANG was incorporated as a privately owned company on January 15, 2001. Effective January 31, 2001, ANG acquired the license rights to the Metricath technology from Nexsten Medical Device Partnership (“Nexsten Partnership”). The rights to the core elements of the Metricath technology were held by Nexsten Partnership pursuant to an exclusive license agreement with Innovation Associates Catheter Company, LLC (“IACC”) of Seattle, Washington, U.S.A. Subsequently, additional patents related to the improvement of Metricath were filed and are owned by ANG.

Catheter Products

The Company’s catheter products are designed to enable doctors to treat their patients more effectively, thereby reducing hospital costs, increasing productivity and improving patient outcomes. Doctors use catheter products during a procedure known as angioplasty, which treats partially blocked arteries (caused by an accumulation of fats and cholesterol, or “plaques”).

The Metricath System

The Metricath System is a balloon-catheter-based technology that allows doctors to precisely measure arterial diameter and area, as well as stent diameter and area, during interventional treatment of coronary and peripheral artery disease. The Company’s Metricath catheters allow doctors to make accurate measurements of the interior of a given area of artery (a “lumen measurement”). These measurements allow doctors to quickly diagnose and treat artery blockages, often with the implantation of a small cylindrical mesh tube known as a stent, which prevents the artery from re-closing. The measurements provided by Metricath products are of particular value in helping the doctor to select the correct sized balloon catheter or stent to treat an artery. As an added benefit, Metricath catheters can also be used to take measurements inside an implanted stent to ensure that it is fully open.

The Metricath technology was developed in response to an immediate need for practical, cost-effective and accurate arterial measurement, in conjunction with an experienced vascular physiologist and well-established practicing cardiologists. Metricath addresses the limitations of existing alternate measurement technologies that are either insufficiently accurate or prohibitively expensive and time-consuming to use.

The Metricath System is composed of the Metricath Controller, a compact console unit, and Metricath catheters, which are available in two models: Metricath Libra measure-only catheters and Metricath Gemini measure-and-treat catheters. The Metricath catheters are sterile and disposable. They can be used to take multiple measurements in a patient during a single procedure, but cannot be re-used in multiple procedures or patients.

Metricath 1000 Controller

The Metricath 1000 Controller is a microprocessor-based device that controls operation of the Metricath catheter in order to take vessel measurements and display the results. The controller can be readily incorporated into the catheter lab since the device is small in size and mounts on an intravenous pole.

Controller units are sold at a minimal margin or, in many cases, are loaned into centers to encourage adoption and utilization of disposable catheters.

First Generation Catheter: Metricath Libra

The Metricath Libra is a low-pressure balloon catheter used for vessel or stent measurement. It allows the user to quickly and accurately measure arterial diameter and area as well as implanted stent diameter and area. By measuring the size of the native (healthy) vessel the doctor can select the correctly sized balloon catheter or stent for treatment. By comparing the in-stent to native (healthy) vessel measurements, a doctor can accurately confirm whether an implanted stent has been fully deployed.

Second Generation Catheter: Metricath Gemini

The Metricath Gemini catheter combines the measurement capabilities of the Metricath Libra with a separate, high-pressure angioplasty treatment balloon. This allows the user to both measure and treat (open up, or “dilate”) a vessel using a single catheter. It can be used as a stand-alone angioplasty catheter or in conjunction with the Metricath Controller to allow precise arterial and stent lumen measurements, which can then be used to confirm proper stent deployment.

The Metricath System offers technical, operational and financial advantages over existing alternative measurement technologies. It is simple in design, composed of only a low-cost console (to mount on a catheter lab intravenous pole) and balloon catheters. The Metricath Libra can be deployed as a stand-alone measurement catheter; the technology can also be incorporated into existing treatment devices such as standard angioplasty balloon catheters and stent deployment catheters. In the case of the Metricath Gemini, cardiologists are able to use the Metricath technology to measure and treat vessels without changing catheters, while adding only about two minutes to the time required for an angioplasty procedure.

To use the Metricath system, the doctor prepares and connects the measurement catheter to the controller unit. The catheter is inserted through the patient’s vasculature to the site of interest using standard clinical techniques. When the balloon section of the catheter is located within the section of the vessel to be measured, the doctor has an assistant press a button on the controller to make a measurement. This automatically inflates the balloon at the tip of the catheter so that it makes gentle contact with the vessel walls. By measuring the differential volume of fluid infused into the balloon and the fluid pressure in the balloon (caused by contact with the vessel wall), the Metricath controller is able to accurately calculate the cross sectional area and diameter of the vessel. The measurement cycle takes about 30 seconds. Results are displayed immediately on the controller screen.

Following a measurement, the physician can remove the catheter from the vessel or re-position it to take measurements at different locations within the vasculature. When the procedure is finished, the measurement catheter is discarded.

Typically, the doctor will use Metricath in order to precisely measure the reference vessel on either side of a lesion prior to implanting a stent. The doctor will then use this information to select the optimum stent size for implantation. After implanting a stent, the doctor often will choose to make Metricath measurements inside the stented areas of artery to confirm that the stent has fully deployed. In many instances, such in-stent measurements can detect an under-expanded section of a stent, in which case the physician can undertake additional steps to ensure complete deployment and maximize blood flow through the area. The Metricath Gemini catheter features a high-pressure angioplasty balloon which can be used for this purpose.

Core aspects of the Metricath technology are owned and have been patented by IACC in the U.S. and in related patent applications in Europe and Canada. Pursuant to a license agreement effective as of March

30, 2001 and as amended April 28, 2003; June 29, 2005; and December 31, 2006; between ANG/MEV and IACC, MEV holds an exclusive worldwide license to use, manufacture and sell products covered by the Metricath patent. In consideration for the license, ANG/MEV paid US$30,000 (CDN$47,601) in 2002 and made minimum royalty payments until September 30, 2006. Under the current agreement, MEV is obligated to pay royalties to IACC of 4% on net sales where the technology is covered by an issued patent until December 31, 2012. From January 1, 2013, to December 31, 2020, IACC will be entitled to a royalty of 2% of net sales. In countries where no patent is in force, MEV will pay a royalty of 2% of net sales until December 31, 2012; and from January 1, 2013, to December 31, 2020, IACC will be entitled to a royalty of 1% of net sales. After December 31, 2020, MEV has a perpetual royalty-free license to the Metricath technology.

Regulatory Status

The Metricath Libra System has FDA 510(k) marketing clearance for the United States, CE Mark approval for the European market and a medical devices license from Health Canada Therapeutic Products Directorate. These approvals allow the Company to sell the Metricath 1000 Controller and Metricath Libra catheter in the United States, Europe and Canada. Canadian licensing enables the Company to obtain additional regulatory approvals for the Metricath System’s products in a number of Asian, Latin American and other world markets that require country-of-origin regulatory approval for medical device products.

The Company also has 510(k) clearance from the FDA to expand the use of Metricath to peripheral artery indications; specifically, in the renal, femoral and iliac arteries. The 4-8 mm range size Metricath Libra catheter complements the Company’s Metricath product line by providing size measurements in the range typical of larger arteries in the peripheral vasculature. This larger measurement capability increases the overall number of procedures where Metricath products can be used, since Metricath System users can now precisely measure the size of arteries and confirm stent deployment across a broad range of sizes: from 1.8 mm to 8.0 mm in diameter.

In August 2005, the Company received 510(k) clearance from the FDA to market the first Metricath Gemini products in the United States for peripheral artery procedures. Entering this niche market within the United States enables the Company to introduce the device to the interventional marketplace and allow that market to become familiar with the attributes of the technology. A clinical trial for coronary applications with the Metricath Gemini catheter began in late 2005. In Q4 2007, the Company completed the patient enrolment phase of the GAAME trial, and subsequently submitted a modular pre-market approval application to the FDA. Approval from the FDA will allow the Metricath Gemini to be marketed for use in coronary artery applications in the United States.

In July 2006, the Company received European CE Mark approval for the Metricath Gemini (covering all vascular applications – both coronary and peripheral) from its notified body, TÜV Rhineland of North America. This permits the marketing and sale of the Gemini in the European Union. The Company received Canadian licensing for the Metricath Gemini for use in coronary applications in February 2007.

As with the Metricath Libra, the Company believes the Metricath Gemini catheter has significant benefits over products currently in the market and is committed to investing in the approval and commercialization of the device.

Business of PMD

General Development

PMD was incorporated in 1998 by Paul Geyer and Charles Laszlo (each as to 50%) for the purpose of acquiring certain technologies developed by Mitroflow International Inc. (“MII”) and to use and leverage these technologies, specifically the bovine pericardium tissue technology, in current and new applications, and to perform contract development and manufacturing services. In 1999, Messrs. Geyer and Laszlo sold MII to Sulzer Medica Ltd. (traded on the NYSE), a large Swiss multinational company engaged in the development and sale of medical devices and related products. Since acquiring MII’s technologies in 1998, PMD has continued to leverage the bovine pericardium tissue technology and to carry out contract manufacturing services.

PMD has two main areas of growth: (i) proprietary products and (ii) contract development and manufacturing based on proprietary technology.

Over the past several years, the development of minimally invasive surgical techniques in cardiac, general and vascular surgery have resulted in fewer traumas for patients during surgery, reduced recovery times and improved quality of life. The Company is focused on serving this market by providing simple clinical solutions that are both cost-effective and easy to use.

The Company produces a line of proprietary tissue-based products designed for use in cardiac, vascular and general surgery. These include the PeriPatch Sheet, PeriPatch EQ Sheet, PeriPatch Sleeve and PeriPatch Aegis.

Proprietary Products

PeriPatch Sheet & PeriPatch EQ Sheet

The PeriPatch Sheet is a flexible tissue patch cut from a uniform area of chemically treated bovine pericardium. This patch is biocompatible, durable and resistant to tearing. The PeriPatch Sheet is used for internal tissue repair as part of cardiovascular or general surgical repair procedures. The material has good suture retention characteristics and is often used by surgeons to reconstruct damaged or diseased areas of the heart or vasculature. The technology was originally developed by MII for use in a bioprosthetic heart valve and then adapted for use as a patch material. The PeriPatch Sheet is in the commercial production stage. It was first developed in 1992 by MII and was introduced to the Canadian and European marketplace in the fall of 1993.

The Company has Canadian market approval to sell the PeriPatch Sheet in Canada as a Class IV medical device through Health Canada’s Therapeutics Products Program. MEV also has 510(k) clearance from the FDA to market the PeriPatch Sheet in the United States for cardiovascular and general surgical procedures. The PeriPatch Sheet is also approved for sale in Mexico.

The Company’s PeriPatch EQ Sheet, made from equine (horse-based) rather than bovine (cow-based) pericardium tissue, is used to surgically repair soft tissue deficiencies. It is a rectangular shaped patch made out of equine pericardium that is processed with a proprietary chemical treatment to produce a surgical patch that is flexible, safe, thin, biocompatible and durable. Its biocompatibility allows optimal host tissue incorporation, and no special sutures are required to make a secure seal.

The PeriPatch EQ Sheet has European CE Mark approval, allowing the product to be marketed and sold throughout the European Union. Over the past few years, there has been increasing European government concern with bovine-based products in the European marketplace. The PeriPatch EQ Sheet replaced the Company’s bovine product in the European market and enables the Company to offer an alternative, non-bovine PeriPatch product. In July 2006, the Company received licensing for the PeriPatch EQ Sheet from Health Canada. This country-of-origin certification facilitates securing additional international regulatory approvals where the use of bovine materials is restricted.

PeriPatch Sleeve

MEV has developed a device known as the PeriPatch Sleeve. The PeriPatch Sleeve is intended for staple line reinforcement and is made from a uniform section of processed bovine pericardium shaped into a sleeve that fits over a surgical stapling gun. The PeriPatch Sleeve is typically used to help reduce air and fluid leakage at surgical staple lines during procedures such as lung and stomach volume reduction (gastric bypass).

The Company currently has Canadian market approval to sell the PeriPatch Sleeve in Canada as a Class IV medical device through Health Canada’s Therapeutics Products Program. MEV also has 510(k) clearance from the FDA to market the PeriPatch Sleeve in the United States for cardiovascular and general surgical procedures. The PeriPatch Sleeve is also approved for sale in Mexico.

PeriPatch Aegis

In 2006, the Company’s research and development team began developing the PeriPatch Aegis, a new PeriPatch Sleeve intended for use specifically with minimally invasive or “endoscopic” staplers. These long handled staplers are used when operating through small incisions in the abdomen. The PeriPatch Aegis is a system used to reinforce surgical staple lines during procedures such as bariatric surgery to treat morbid obesity, and thoracic surgery to treat certain kinds of lung disease. When used in conjunction with standard surgical staplers, the device can help physicians to reduce leakage and bleeding around staple lines. It can be used in minimally invasive laparoscopic and endoscopic procedures as well as in traditional open surgeries. The Aegis product incorporates MEV’s proprietary PeriPatch bovine (cow-based) tissue technology.

The PeriPatch Aegis was granted FDA 510(k) marketing clearance in March 2007, and was introduced into the U.S. market in a beta launch in Q3 2007.

Contract Development and Manufacturing

MEV endeavors to incorporate its tissue technology in new products and to otherwise leverage its development and manufacturing capabilities by working in conjunction with third parties. Currently, MEV’s third-party activity includes supplying pericardial tissue to companies focused on developing treatments for aortic valve disease and a covered stent product for intended use in the treatment of aneurysms and perforations as well as the re-stenting of blocked saphenous vein grafts (“SVGs”). The Company also provides consulting, development and manufacturing services to a number of other medical device companies when these services fall within MEV’s scope of expertise and capabilities.

Revenue earned from various contract agreements varies throughout the year depending on customer needs.

Market Opportunity

Market for Cardiovascular Products

The last 20 years has seen a steady rise in the number of medical procedures being performed. Market research suggests that the growth will continue, due to the ever-growing aging population and with heart disease and related vascular disease being chronic, lifelong diseases. Cardiovascular and related vascular procedures can improve the quality of life and decrease the incidence of death related to heart disease.

The market opportunity for cardiovascular products is reported to be the fastest-growing medical sector as a result of the dramatically increasing number of cases of cardiovascular disease per year. In the United States, by the age of 50, the risk of having cardiovascular disease is approximately equal to one’s age (NHANES II US (1988-94), U.S. Center for Disease Control); for example, a person 60 years of age has about a 60 per cent chance of having the disease.

Clearly, there are significant market opportunities for companies that can provide cardiovascular and related vascular products that not only will save lives but also reduce costs. With heart disease still the leading cause of death in industrialized countries, it is estimated that the market opportunity for interventional cardiology procedures will continue to grow for the near future. MEV is targeting under-serviced markets in the cardiovascular arena that require better, cost-effective medical products.

Catheter Products

The field of interventional cardiology has grown rapidly since the first angioplasty was performed in 1977. In 2003, over one million angioplasties were performed in the United States alone. Of these, over 750,000 were balloon angioplasty (“Percutaneous Transluminal Coronary Angioplasty” or “PTCA”) procedures involving the implantation of a stent. Globally, US$6 billion is spent annually on stents, while the PTCA (“angioplasty”) balloon catheter market exceeds US$700 million (Millenium Research Group, 2002).

An increasing body of evidence highlights the inadequacy of angiography in sizing vessels. Research has indicated that median estimates of vessel size based on angiographic imagery are routinely at least half a millimeter below those provided by a more thorough analysis. There is also a correspondingly higher rate of vessel re-narrowing (called “restenosis”) relating to under-sized stent and balloon selection. Oversizing can also result in serious complications, particularly in arteries hardened by disease. These issues are of concern not only with bare metal stents, but drug eluting stents as well.

The need for improved diagnostic procedures and devices is confirmed by various research studies, which indicate unacceptably high rates of restenosis and/or other complications resulting in part from inaccurate estimates of vessel diameter and compliance. There is also a strong drive to use more accurate sizing tools, particularly intravascular ultrasound (“IVUS”), for cases in which new drug-eluting stents are implanted. In these cases, it is critical that the stent be properly sized to the artery and that the stent be well apposed against the vessel wall in order to ensure proper drug delivery and help prevent occurrence of thrombus (blood clots). Drug-eluting stents (DES) account for the vast majority of stent cases in current practice versus bare metal stents (BMS); however, recent concerns about late stent thrombosis in DES patients has caused a marked shift towards the use of BMS.

MEV believes there is an unmet need for a clinical tool that can quickly, accurately and inexpensively measure vascular diameter and area. Clinical trials have demonstrated that inaccurate sizing of angioplasty balloons and stents reduces the quality of patient outcomes and introduces safety risks. Existing technologies, including intravascular ultrasound (“IVUS”) and angiography, do not provide an objective measurement of the size of an artery. Both are dependent on the user’s interpretation of the image that the systems provide. In addition, IVUS is cumbersome and poorly suited for use in many of the peripheral arteries where angioplasty procedures now are frequently performed, due to a difficulty gaining access to those arteries. These limitations have caused most cardiologists to rely on a simple “eyeballing” technique with angiography to estimate arterial size.

Accurate measurement is believed to be an important factor in patients’ post-procedure outcomes, as it helps doctors confirm that stents are deployed properly within arteries. In 2006, the medical community identified a link between the use of drug-coated stents and an increased risk of blood clotting, or “thrombosis,” as compared to situations where bare-metal (uncoated) stents are used. While it has not been determined definitively why this is the case, there are strong clinical indications that factors include the under-sizing of stents and/or under-expansion of stents against the artery wall in conjunction with the stents’ drug coating or polymer. As a result, there has been increased clinical focus on proper stent selection and expansion to help minimize the risk of stent thrombosis. Metricath has the potential to offer improved care by reducing the risk of thrombosis associated with drug-coated stents. By using Metricath to confirm artery and stent size, doctors can ensure that stents fit correctly within the arteries in which they are placed.

Metricath is targeted for use in intravascular applications where the measurement of the intravascular and stent size is important. Its primary use is as a tool during medical procedures involving the use of balloon catheters or stents. The market for Metricath includes cardiovascular applications, where physicians require accurate information as to vessel size in relation to coronary angioplasty and coronary stent sizing. This is the largest and most established field of endovascular medicine. A second market for Metricath is in the treatment of conditions associated with the peripheral vasculature. The market for these non-coronary applications is significant and growing rapidly as physicians are adapting coronary techniques to other areas of the body. While coronary and peripheral angioplasty and stenting procedures are Metricath’s primary markets, there is also potential for use of Metricath in non-vascular applications such as the assessment of the tubular pathways or “lumens” in the bronchial tract, urinary tract and gastrointestinal tract.

Tissue Products

According to Millennium Research Group, in 2004, the United States markets for soft tissue repair patches, meshes and slings exceeded $370 million and is expected to grow over 10% annually throughout the next five years. The increase in the number of procedures is a direct result of an aging population and rising levels of obesity.

The PeriPatch Sheet may be used in a wide array of surgical procedures, including:

  cardiac and vascular reconstruction repair;
  hernia repair (open & laparoscopic);
  atrial and ventricular septal defects;
  heart reconstruction (i.e. aneurysms);
  pediatric cardiac surgery;
  pelvic floor reconstruction;
  stress urinary incontinence treatment; and
  vaginal and rectal prolapse repair.

Based the above research, approximately 1.6 million procedures are undertaken annually in the United States that could utilize the PeriPatch Sheet. The market consists of both synthetic and tissue-based products. Indications (the nature of the medical problem) play an important role in patch selection as there are tradeoffs in material characteristics. Currently synthetic products are used in about 75% of procedures and tissue-based products are used in 25% of procedures. The tissue patch market is growing at about 10% per year due to the increasing use of this material in other highly recognized and accepted procedures such as cardiovascular and vascular repair operations, as well as hernia repair.

Surgeons are the end-users of the Company’s tissue products. As the manufacturer, the Company sells its products to distributors who in turn sell the products to hospitals/surgeons. A variety of different surgeons can benefit from the Company’s products, including:

Type of Surgeons	Benefits
Pediatric Cardiac Surgeons	Reconstruction of the aortic arch and pulmonary artery, repair of septal defects.
Cardio-Thoracic Surgeons	Intracardiac and great vessel repair.
Vascular Surgeons

Carotid artery repair, atrial and ventricular septal defect repair, right ventricular outflow tract reconstruction, aortic root enlargements, mitral valve leaflet repair, ventricular aneurysm repair, atrioventricular canal defect repair and traumatic and infectious fistulae repair.

General Surgeons	Hernia repair and nerve wrapping.

In addition, bariatric surgery to treat obesity, commonly referred to as “stomach stapling,” is one of the fastest-growing medical procedures in the United States. According to a 2007 Frost & Sullivan report, it is expected that more than 200,000 bariatric surgeries will be performed in 2007, up from only about 13,000 in 1998. It is also estimated that bariatric surgery will exceed 30 per cent growth over the next few years. The bariatric surgery market is a primary target for the Company’s PeriPatch Aegis tissue product.

Marketing and Distribution

Components of the Company’s marketing program include: sponsorship of clinical trials and case studies; introduction of new promotional brochures, completion of annual post-market surveillance; direct meetings with interventional cardiologists, vascular surgeons and radiologists to develop Key Opinion Leaders and to further business relationships; development of training sessions for the Company’s products; and attendance at major trade shows and congresses. The Company sells its products through a mix of direct sales and third-party distribution channels.

The Company’s pricing policy is based on what a local market will bear and the underlying cost of the product. Distributors are required to provide the Company with local market information such as similar product pricing and quantities sold, along with any other relevant economic factors to assist in determining an effective pricing and distribution strategy for their market or territory. As a result, product prices may vary slightly from country to country. Product discounts are taken into consideration when units are ordered in multiples.

After-sales service, maintenance and warranties are standard with most medical devices so they are not considered a significant competitive factor. In the case of the Company’s surgical tissue products, once a product is implanted, there is no opportunity or requirement for after-sales service or maintenance.

Metricath Products

In late 2004, the Company released the Metricath Libra large vessel (4-8mm) catheter in the United States and received 510(k) clearance from the FDA to market the Metricath Gemini balloon catheter in the United States for peripheral artery procedures. The Company introduced the Metricath Gemini to the peripheral marketplace through a limited “beta” launch in the U.S. in the first quarter of 2005. Customer feedback from this launch was used to make slight improvements to the Metricath Gemini System prior to a full product rollout. The Metricath Gemini received regulatory approval for the peripheral and coronary markets in the European Union in July 2006, and a product rollout was initiated late in the third quarter of the same year. As indicated previously, the Company received regulatory approval for the Metricath Gemini in Canada for coronary applications in February 2007.

Principal goals for 2007 were to support existing distribution channels to increase sales and to develop Metricath key opinion leaders through activities such as sponsoring teaching seminars, presentations at medical forums, research grants and the like that would highlight the functionality and efficacy of the Metricath System. The Company was successful in introducing refined products into strategic markets and initiating research and incorporating Metricath products into educational programs in several key institutions. The Company also completed enrolment in its GAAME clinical trial and submitted a pre-market approval application for FDA approval of the Gemini catheter for coronary applications.

The Company also supported its existing European distribution partners and increased its distribution potential internationally with the signing of additional distribution agreements that span multiple new markets, including Germany, Spain, Belgium, the Netherlands and South Africa.

The Company determined it would have the best potential for success in the North American market with a direct sales model. In the second quarter of 2006, the Company terminated an existing distribution agreement for the Metricath Libra and hired and trained a team of sales and clinical specialists to distribute the Metricath Libra and Gemini products in the United States and Canada. In the third quarter of 2006, the team began building relationships with key opinion leaders and working to secure clinical evaluations for the product line. It is expected that this activity will increase in 2008.

Metricath Expansion Plan

Commercial roll-out of Metricath Gemini (measure-and-treat) angioplasty balloon catheter

The Company has completed development of the initial size matrix of catheters and has received initial regulatory approvals for these catheters for coronary use in non-US markets. The Company has established initial relationships with customers in the United States and select European countries. MEV is continuing its sales rollout of the Metricath Gemini in Europe by offering continued training and field support to its network of new distribution partners. The Company is also committed to investing in the performance of its direct sales and clinical staff in North America.

GAAME clinical trial

As of Q4 2007, the Company has completed a clinical trial to study the safety and efficacy of the Metricath Gemini in coronary arteries to support its FDA application for approval in the United States for coronary use of the product. The Company hired a clinical specialist to administer the GAAME (Gemini Angioplasty and Arterial Measurement Evaluation) trial in the first quarter of 2006. In accordance with an FDA requirement, the study included only low-risk, single lesion patients. As referenced previously, the Company has submitted a modular pre-market approval application to the FDA for coronary approval of the Gemini catheter.

Product line development and expansion

Subsequent product development will include: 1) continued expansion of the Metricath product line to include a comprehensive range of measurement and treatment balloon sizes; and 2) incorporation of specific design improvements which will improve ease of use and overall performance of the system.

The core Metricath technology can be used to measure virtually any lumen within the body. The Company has investigated several related products including use in measuring the airways leading into the lungs to assist physicians in performing interventions and implanting therapeutic devices in these areas. These products do show market potential; however, the company is focusing on the vascular market for Metricath and is not actively pursuing other areas at this time.

MEV will continue to sell the Metricath System via a direct sales force in the United States and Canada and through third-party distributors in the European Union, Latin America and Asia. The Company will support its distributors by providing training and sales support, funding Metricath research and supplying marketing tools. Distribution objectives for 2008 include: expanding the United States-based sales force as predicated by increasing product sales in the United States; continuing to support and grow the European Union distribution network; and expanding distribution into other areas as conditions and business opportunities permit.

PeriPatch Products

All of the Company’s proprietary tissue products are sold via distributors. The Company is responsible for providing training and promotional materials to the distributors. All advertising costs are the responsibility of the distributor. The Company actively assists the distributors to maximize sales.

The distributors use their own sales forces to actively sell the Company’s products to surgeons and/or hospitals. The Company’s sales and marketing staff is responsible for managing the existing distributor network as well as obtaining new distributors in selected target markets. The Company’s goal is to steadily increase the number and reach of distributors each year. Currently, the Company has distribution agreements for the PeriPatch products covering the United States, Canada, Mexico, Greece, UK, France, Italy, Scandinavia, Middle East, Spain, Russia and Turkey.

The Company has been successful in securing distributors in North America to sell the PeriPatch Sheet and the PeriPatch Aegis. MEV continues to grow sales of the PeriPatch Sheet in Canada by focusing on vascular, general and cardiac surgeons. In the United States, the Company sells the PeriPatch Sheet and PeriPatch Sleeve to vascular, cardiac, general and bariatric surgeons through a national sales agreement with Itochu. Itochu is the North American subsidiary of Itochu Corporation, a Fortune Global 500 company.

Pursuant to an agreement signed in the fourth quarter of 2005, Itochu has exclusive distribution rights to the PeriPatch Sheet and PeriPatch Aegis in the United States. MEV and Itochu launched the PeriPatch product line in the United States market in the first quarter of 2006. The PeriPatch product roll out generated a significant increase in revenue for the Company in fiscal 2006. MEV began limited marketing of the PeriPatch Aegis in Q3 2007.

As discussed earlier in this document, regulatory conditions in Europe restrict the usage of bovine materials. As such, MEV replaced its PeriPatch Sheet (bovine) product line in Europe with its line of equine tissue surgical patches and is establishing a network of distributors to sell the PeriPatch EQ (equine) Sheet in the European market.

The majority of expected tissue products revenue will be derived from the exclusive United States distribution agreement with the Health division of Itochu. MEV has also successfully registered with a major Group Purchasing Organization (GPO) in the United States and will apply for additional tenders as they become available. Typically, GPO contracts are renewed every two or three years. It should be noted that GPO tenders are not frequently used in the United States; however, the Company will seek to capitalize on such arrangements in the European Union, where they are more prevalent.

The European surgical patch market is defined by price sensitivity and long-term contracts. The PeriPatch EQ Sheet offers some advantages over competitors and should command attractive margins. In addition, MEV intends to work directly with its distributors on each individual tender to develop appropriate pricing. Regulatory requirements in Asia are similar to those in Europe, where it is difficult to obtain approval for bovine-based products. Therefore, the Company is working with one distributor to gain initial approval for the PeriPatch EQ Sheet in Asia. Specifically, the Company’s efforts in Asia centre on securing approvals in Taiwan and Korea. MEV will continue to educate and work directly with Asian distributors to secure long-term hospital contracts.

Production

Metricath Products

The Metricath Libra and Gemini Catheters are produced from custom manufactured parts that are outsourced. These parts are inspected, received and controlled through special inventory control procedures. The custom parts are then assembled by hand by ANG in a specialized clean room environment. During the assembly, parts are assembled using techniques such as mechanical, crimp, heat, and adhesive bonds. In-process and final inspection are performed on the catheters before being packaged and forwarded to an external sterilization facility. After sterilization, a percentage of final catheters are destructively tested prior to release of the final product to market.

The Metricath Console is also produced from custom manufactured parts such as printed circuit boards, machined parts, and injection-molded parts and from off-the-shelf parts to be used in the assembly such as LCD screens, switches and other components. The parts are also received, inspected and controlled through inventory control procedures. The parts are then assembled and the final assembly tested and released. This is a non-sterile product and does not need to be assembled in a clean room environment.

The manufacturing process meets all ISO 13485 requirements and ANG is an ISO 13485 registered company.

Tissue Products

PeriPatch Sheet and PeriPatch EQ Sheet

The PeriPatch Sheet is a graft patch made from a piece of glutaraldehyde fixed bovine (cow) pericardium (the sac that covers the heart). The PeriPatch EQ Sheet is a graft patch made from a piece of glutaraldehyde fixed equine (horse) pericardium. The patches are generally rectangular and available in a variety of sizes and can be trimmed to specific sizes as per the surgeon’s requirements.

The PeriPatch Sheet and the PeriPatch EQ Sheet are processed in a specialized clean room environment to control foreign body particulate and contaminants from being incorporated into the device. The PeriPatch Sheet and the PeriPatch EQ Sheet are manufactured by cross-linking the bovine pericardium or equine pericardium, as the case may be, with glutaraldehyde, then the pericardial piece is cut to the desired size and is selected by inspection criteria that will produce an even thickness graft, clean of excessive fibres and blood vessels. The patch is then chemically sterilized and stored in a glutaraldehyde based preserving solution in its final packaging container and sealed with the enclosure. Sterility tests are performed on the device prior to final product release.

PeriPatch Sleeve and Peripatch Aegis

The PeriPatch Sleeve consists of two pieces of glutaraldehyde fixed bovine (cow) pericardium that are each cross-linked and sutured into a rectangular shaped tube. It is intended for reinforcing surgical staple lines during various resection techniques. Peripatch Aegis products involve mounting the tissue on a specialized plastic cartridge which holds the tissue on the stapler during use, then releases it after the stapler is fired.

The PeriPatch Sleeve and Aegis are processed in a specialized clean room environment to control foreign body particulate and contaminants from being incorporated into the device. The PeriPatch Sleeve is manufactured by cutting the tissue to the desired size and cross-linking it with glutaraldehyde in a special jig that will give its final tubular shape. Peripatch Aegis is flat tissue, cut to shape and mounted on a plastic carrier cartridge. The pieces of tissue are selected by inspection criteria that will produce an even thickness graft, clean of excessive fibres and blood vessels. The products are then liquid chemically sterilized and stored in a glutaraldehyde based preserving solution in its final packaging container and sealed within the enclosure. Sterility tests are performed on the device prior to final product release.

All PeriPatch products are manufactured under ISO 13485 requirements, and PMD is an ISO 13485 registered company.

Sources, Pricing and Availability of Component Products

The individual components used in the Metricath product are outsourced from various suppliers for final assembly at the Company’s facility. Many of these components are off the shelf; however, a significant number of components are custom ordered to specific specifications. The limited quantities of such components that the Company purchases may not be sufficient to receive preferred pricing. For the majority of components there are a number of suppliers that can supply the product and the Company is working to specifically identify an alternate source for each component in order to reduce the risk associated with supplier delays or discontinuations. However, for a small number of components only a single supplier is available.

The Company’s proprietary tissue products utilize tissue that is supplied by United States and Canadian slaughterhouses. There are a number of other suppliers in the tissue supply market from which MEV may obtain the same raw materials. Other components that the Company uses in the manufacture of its bovine and equine pericardium products are commonly available from numerous suppliers.

Revenues

The following are revenues for each category of product that accounted for 15% or more of total consolidated revenue for each of the Company’s three most recently completed financial years, taken from the Company’s audited financial statements, and the three month periods ended March 31, 2008 and 2007 from the Company’s unaudited interim financial statements.

	Year Ended December 31,			Three Months Ended March 31,
Product Category	2007	2006	2005	2008	2007
Catheter products	$258,107	$187,054	$107,694	$80,236	$70,275
Surgical/tissue products	$1,259,856	$895,776	$256,264	$353,249	$255,973
Total	$1,517,873	$1,082,830	$363,958	$433,485	$326,248

Proprietary Protection

The Company relies on a combination of patents, trade secrets, trademarks, confidentiality procedures, contractual provisions and similar measures to protect its proprietary information. The following is a summary of the Company’s intellectual property holdings:

Patents

The Company is the registered holder or licensor of the following patents:

Product Name	Patent Title and Patent or Application Number	Jurisdiction	Status	Expiry Date	Owner
Metricath System	Apparatus and method for determining physiologic characteristics of body lumens (No. 5,275,169)	US and related PCT patents	Granted	January 2011	Innovations Associates Catheter Company, LLC
Metricath System	Apparatus and method for determining physiologic characteristics of body lumens (No. US11/235,803	US and related PCT patents	Filed September 2005	September 2025	MEV
PeriPatch Sleeve	Surgical Stapler Sleeve for Reinforcing Staple Lines (No. 5,769,892)	US	Granted	October 2016	PMD
PeriPatch Aegis	Surgical Buttress Assemblies and Methods of Use Thereof	US	U.S. Provisional Filed January 2007	To be determined on approval of Patent	MEV

Trademarks

The Company holds common law trademark interests in the marks PeriPatch and PMD but, at this time, has not registered these interests. The Company holds United States trademarks on “Metricath”, “Metricath Gemini” and “Metricath Libra”.

Trade Secrets

The Company owns the pericardial tissue processing technology (except for its use in the Mitroflow Pericardial heart valve for which Sorin Group (Sorin Group Canada, Inc., Mitroflow Division) owns the technology), and protects it as a trade secret. The Company requires its employees to execute confidentiality agreements to ensure protection of its trade secrets.

Ownership of intellectual property, arising from joint projects or other contract manufactured products is negotiated on a case-by-case basis.

Foreign Operations

The majority of the Company’s revenues are from the United States, and the amounts are generally denominated in United States dollars. The Company expects that international sales will continue to account for a significant portion of its dollars. Most of the Company’s international revenues will be denominated in foreign currencies. Consequently, a decrease in the value of a relevant foreign currency in relation to the Canadian dollar occurring after establishment of prices and before receipt of payment by the Company would have an adverse effect on the Company’s results of operations. Additionally, the Company may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions or other restrictions on foreign currencies. The Company’s international operations are subject to certain other risks common to international operations, including, without limitation, government regulations, import restrictions, and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights.

Dividends

There is no restriction on the Company’s ability to pay dividends, however, the Company has not paid dividends in the past and does not anticipate paying dividends in the foreseeable future. The Company expects to retain its earnings to finance further growth and, when appropriate, retire debt. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.

Employees

At the time of filing of this registration statement, we had 55 full-time employees. The Company intends that most employees are hired on a full-time basis. Part-time employees may be considered depending on production numbers required and other factors. Contractual positions may also be considered if and when required.

Government Regulation and Environmental Protection Requirements

Our properties are affected in varying degrees by government regulations relating, among other things, to waste emissions and disposal of waste materials generated during our manufacturing processes. The Company believes it is compliant with all applicable codes and standards related to environmental protection requirements for its properties. Changes in any of these regulations or in the application of existing regulations are beyond our control and may adversely affect our operations. Failure to comply with the conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. We may be required to compensate those suffering loss or damage because of our activities. The effect of these regulations cannot be accurately predicted.

Competition

Metricath Products

Angiography is the standard method for estimating vessel size and guiding angioplasty procedures in clinical practice. This method provides physicians with a radiographic image enhanced by injecting a radio-opaque dye into the vessel. Angiography is used in all angioplasty procedures; however, because it is two-dimensional and relies on subjective user interpretation, angiography is poorly suited for making accurate quantitative measurements of arteries and implanted stents. This fact is well recognized clinically and is supported by a multitude of published studies.

The primary competition for Metricath comes from intravascular ultrasound (“IVUS”), in which a catheter with an ultrasound transducer on the tip is used to image the arteries. IVUS images provide a detailed view of the vessel and lesion structure which can be used to determine the lumen size, but the technology is not widely used clinically because of the equipment’s cost and complexity. The IVUS market is shared between Boston Scientific Corp. and Volcano Therapeutics Inc. Another technology known as optical coherence tomography is under development and is intended to provide images similar to IVUS by measuring the characteristics of light absorption within the vessel. This technology is not expected to pose a significant threat to Metricath in the near future.

The Company is not aware of other clinically viable technologies in the market or under development which use a catheter to provide an arterial size measurement that does not require image interpretation.

Tissue Products

The Company’s direct and primary competitor in the pericardial tissue patch market is Synovis Life Technologies, Inc. (formerly BioVascular) of Minnesota (“Synovis”). It is one of two companies selling tissue patches in the American market, and it is estimated that Synovis currently has a majority market share. All of Synovis’ tissue product manufacturing is done in the United States. Synovis manufactures a variety of tissue patches, which it calls the Tissue Guard Product Family. These tissue patch products share similar characteristics with the Company’s PeriPatch Sheet and can be used in a variety of configurations for thoracic, cardiac, vascular, neuro and other surgical applications. Synovis’ main product line includes the Peri-Guard, Peri-Strips, Vascu-Guard and Dura-Guard.

Synovis sells via a direct sales force in the United States. Its products are sold in about 50 countries worldwide through various distributors.

Although not direct competitors for the Company’s tissue patch, there are companies that manufacture patches using synthetic materials. These companies include W.L. Gore & Associates, Sulzer Vascutek, C.R. Bard, Inc. and Meadox Boston Scientific Corp.

Business of Neovasc

Corporate Structure

Neovasc was organized in April, 2002 under the laws of the State of Israel.

Neovasc’s corporate and registered office and research and development facilities are located at 6 Yonatan Netanyahu Street, Or Yehuda, Israel.

General Development of the Business of Neovasc

Neovasc develops and intends to commercialize proprietary stent technology for the treatment of patients suffering from reoccurring temporary shortage of blood to the heart muscle, known as refractory angina. Angina is a medical condition characterized by chest pain and pressure that can radiate to other regions such as the left arm, neck or back. It is caused by a decreased supply of oxygenated blood to the heart muscle (myocardium), such that the portion of the heart muscle normally nourished by the affected artery can become starved for oxygen, or ischemic, termed myocardial ischemia. This ischemia is due to partial or total occlusion (blockage) in one or more of the coronary arteries which carry oxygenated blood to the heart muscle. When existing therapies cannot alleviate the angina, it is termed refractory angina. Existing therapies include medication, opening of partially or totally occluded coronary arteries using balloons and stents or implanting grafts that bypass these occlusions.

The blood that carries oxygen to the heart muscle flows through the coronary arteries. Deoxygenated blood flows through the veins of the coronary venous system. After feeding the heart muscle, the deoxygenated blood is collected by the coronary venous system, most of which drains into the right atrium of the heart via a major vein called the coronary sinus. Neovasc’s product, the Reducer stent, is designed to enable a permanent and controlled narrowing of the coronary sinus. This narrowing of the coronary venous system outlet is intended to increase the blood pressure in the coronary sinus which in turn would cause redistribution of blood flow, leading to increased blood supply to ischemic territories of the myocardium. Neovasc’s novel mode of therapy has the potential to help patients with refractory angina, for which existing therapies cannot be applied due to the patient’s physical condition or have failed to achieve the desired therapeutic effect.

Neovasc believes that a report on the effects in dogs with myocardial ischemia of increasing the blood pressure in the coronary sinus supports the potential mode of action in humans of the Reducer stent. In the dog study, the increased pressure was achieved by alternate occlusion of the coronary sinus. This manipulation was reported to have increased blood flow to the ischemic territory of the heart muscle and caused redistribution within the ischemic territory in a way that increased blood flow to areas that are more important for the contractile function of the heart muscle.

Neovasc’s stent technology was formulated by a group of bio-medical engineers and scientists who sought to advance their research and development efforts to the product stage for eventual commercialization through an incubator program. The team focused on stent technology which would narrow the coronary sinus, causing blood pressure elevation in the coronary venous system to improve heart function, as demonstrated in the reported study with dogs.

Neovasc commenced operations under an Israeli government program for development stage companies, having been funded initially through an investment by Hamamat Incentive Incubator L.P., a technological incubator (“Incentive Incubator”), and by members of Peregrine I Group (also the principal of Incentive Incubator). A portion of the investment by Incentive Incubator was funded by way of a loan from the OCS. Neovasc raised additional funds from private investors in later financing rounds in 2003, 2004 and 2007.

Development of the Reducer I stent was completed in 2004. A United States patent for the Reducer stent technology was issued in October 2005 and Neovasc has 9 patent applications in process in the United States and other jurisdictions, although there can be no assurance that the patents on such applications will issue.

Development of the Reducer II is focused on the design of a dedicated stent delivery system with a new balloon catheter, while employing the original Reducer I stent technology. The Reducer I stent relies on third party standard balloon catheter delivery described below. Neovasc intends to market Reducer II, the Reducer I stent with the new balloon catheter delivery. The Reducer II is expected to be ready for clinical trials by 2009, although there can be no assurance that the development will be completed by that time or at all. Neovasc is planning to use the Reducer II as the subject of the clinical trials for regulatory approval in the European Union through CE marking and for FDA approvals, as and when those approval paths are pursued, although, depending on the readiness of the Reducer II, the Reducer I may also be the subject of the approval process in the initial stage.

As of December 31 2007, the amount invested in the development of Reducer I and II was approximately US$4.0 million.

Description of Business

The Reducer

The Reducer is an hourglass-shaped stainless steel stent designed to enable a permanent and controlled narrowing of the coronary sinus. This narrowing of the coronary venous system outlet is intended to increase the blood pressure in the coronary sinus which in turn would cause redistribution of blood flow leading to increased blood supply to ischemic territories of the myocardium. This novel mode of therapy has the potential to help those patients with refractory angina for whom existing medicational or surgical therapies cannot be applied, due for example to the particular arterial disease or location of the blockage, or have failed to achieve the desired therapeutic effect. The Reducer stent is an expandable implant that is delivered and implanted in the same manner as a standard stent via a balloon catheter, which is a soft catheter or tube with an inflatable balloon at the tip.

Standard stents are tubular mesh devices consisting of interconnected metal struts that are inserted inside the artery to act as scaffolding to prop open the narrowed blood vessel. The standard stent is used to increase blood flow through the arteries to an ischemic territory of the heart muscle. During an angioplasty procedure (performed to widen an obstructed blood vessel), a stent mounted on a balloon catheter is delivered to the affected segment of the artery and expanded inside the artery by inflating the balloon. The balloon catheter is then removed, leaving the expanded stent in the artery to relieve the blockage.

The Reducer I stent, on the other hand, is an hourglass-shaped stent which is introduced into a vein, the coronary sinus, through the right internal jugular vein using the standard balloon catheter delivery system described above. The Reducer stent is designed to provide a partial and permanent narrowing of the coronary sinus to produce a slight increase in pressure sufficient to improve blood flow to the ischemic or oxygen-deprived areas of the heart by redistributing blood to the ischemic territory while continuing to ensure blood flow into the venous system without complications, such as occlusion (blockage), edema (swelling) or thrombus (clots). The deflated balloon is inserted into the coronary sinus, with the expandable Reducer I stent fitted radially around the balloon; the balloon is inflated so as to cause the implant to open into a shape that approximately matches the diameter of the coronary sinus, thus anchoring the stent in the coronary sinus; the balloon is then deflated and removed. Over the next several weeks, tissue growth covers the Reducer stent when the narrow portion of the hourglass-shaped stent constricts blood flow in the coronary sinus, thereby increasing blood flow to the ischemic areas of the heart.

Neovasc’s current development efforts for Reducer II are focused on the design of an hourglass shaped delivery balloon and refinement of the implantable device itself to allow for a more accurate and secure placement of the Reducer.

The Market

According to the 2006 Statistical Update published by the American Heart Association (AHA), 71.3 million American adults suffer from one or more types of cardiovascular disease (CVD), 13.2 million of which suffer from chronic ischemic heart disease (IHD), a progressive, pathological condition that leads to the obstruction of the blood vessels providing blood flow to the heart muscle.

IHD is caused by narrowing of the coronary arteries by atherosclerotic plaques (fat-laden cells in the inner lining of the coronary arteries leading to patchy thickening). As the plaque expands into the lumen, or the inner channel of the artery through which blood flows, the diameter of the lumen narrows, and the portion of the heart muscle normally nourished by the affected artery can become starved for oxygen, or ischemic. Cardiac ischemia causes angina (chest pain) and compromises the ability of the myocardium (heart muscle) to contract and pump blood efficiently.

The therapeutic arsenal for IHD includes chronic drug therapy, percutaneous coronary interventions (PCI) whereby an obstructed blood vessel is widened by a stent, and coronary artery bypass graft (CABG) surgery during which the surgeon opens the chest to reach the heart and uses another blood vessel to “bypass” the obstructed artery. However, there are a number of patients who, despite optimal medical therapy, have both angina and objective evidence of ischemia, but are not considered candidates for revascularization (restoration of blood flow) by either CABG or PCI. These patients are termed refractory angina patients and, to date, there is no surgical or pharmaceutical treatment for the relief of the symptoms suffered by such patients.

Industry sources and scientific literature indicate that there are approximately two million people undergoing coronary angiography procedures per year in the United States, of which 12% (approximately 240,000) are rejected as patients for revascularization. Possible reasons for the rejection are diffuse disease of the coronary arteries which cannot be treated locally or occlusions which appear in areas which are difficult for stent placement. Out of approximately 664,000 patients undergoing PCI annually, 21%- 28% (100,000 to 186,000) have recurrent angina within five years after the intervention and are eligible for investigational anti-ischemic therapy. In addition, out of 427,000 patients undergoing CABG each year, 16% to 18% (47,000 to 77,000) have recurrent angina and are eligible for investigational anti-anginal therapy. The patient numbers are similar in Europe. The combined patient population eligible for investigational treatment in the United States and Europe is between 800,000 to 1 million. Neovasc is targeting this segment of the IHD patient population to provide the means to alleviate the angina by redistributing the blood flow for increased blood supply to the heart.

Business Strategy and Objectives

Neovasc’s immediate goal is to complete development and testing of the Reducer II in order to commercialize that product to treat refractory angina patients who are not candidates for revascularization.

Neovasc’s overall strategy is based on the following key elements:

  Advancing the Reducer II through the required clinical and regulatory pathway towards CE mark and FDA approval;

  Building commercialization capabilities with Neovasc resources or by teaming with a strategic partner with established market presence; and

  Protecting the proprietary technology by continuing to build the Neovasc patent portfolio.

Neovasc’s objectives over the next twelve to eighteen months are:

  Complete development of the Reducer II with its dedicated delivery system;

  Obtain CE mark for the Reducer, allowing sales in Europe;

  Undertake initial consultations with the FDA in order to define the required clinical study to enable approval of the Reducer in the United States; and

  Initiate by mid-2009 a controlled, multi-center clinical trial to demonstrate safety and efficacy in order to meet the FDA requirements for approval.

Neovasc believes that the existing clinical data is acceptable to enable CE mark of the product and Neovasc anticipates first European sales by the end of 2009. Neovasc estimates that the costs to complete product development and clinical and regulatory activities in order to obtain approval and first sales in the United States is approximately US$10,000,000.

Facilities

Neovasc’s corporate headquarters and research and development facilities are located at 6 Yonatan Netanyahu Street, Or Yehuda, Israel. The 3,401 square foot facilities are occupied under a lease extension agreement between Neovasc and Maslavi Construction Company Ltd. with a 12-month term expiring on December 31, 2008, subject to automatic renewal for an additional 12-month term, at a current monthly fee of approximately US $6,513 for rent and management services, linked to the Israeli consumer price index, and subject to a 5% increase in the renewal term. Neovasc conducts its research and development activities at its facilities in Israel, working with a third-party supplier for prototype and unit production.

Neovasc out-sources the manufacture of the Reducer to a primary supplier in Israel under work orders for quantities to support its research and development activities, including clinical trials to date. Neovasc has begun working with another manufacturer in Germany to develop an alternative source of supply. Neovasc believes that both manufacturers are capable of producing commercial quantities of the Reducer I and Reducer II stents.

Neovasc does not intend to build manufacturing facilities of its own in the foreseeable future. Neovasc intends to enter into agreements with third parties for the manufacture of its products, as it is now doing for the manufacture of prototypes and devices for use in clinical trials. In order for Neovasc’s products to obtain regulatory approval, as more fully set forth below under “Regulatory Matters”, the supplier and its manufacturing facilities must comply with FDA regulations, current quality system regulations or QSRs, which include current good manufacturing practices, or cGMPs, and to the extent laboratory analysis is involved, current good laboratory practices, or cGLPs. Neovasc believes that its current supplier meets such requirements.

Employees

Neovasc has five employees, four of whom are engaged in research and development and one engaged in management, business development, finance and other administrative functions. None of Neovasc’s employees is represented by a labor union or covered by a collective bargaining agreement, other than to the extent that any generally applicable extension orders of any sector or state-wide collective bargaining agreements are applicable to Neovasc (e.g., for the provision of basic social benefits such as pension and annual “recreational” pay). Neovasc also engages consultants to perform some of its ongoing work, including in areas of research and development and finance. Management believes that Neovasc maintains good relations with its employees and contractors. Although Neovasc’s research and development efforts require a high level of bio-medical engineering and medical skills, management believes that others with such skills and knowledge would be available if required, without undue delay or expense.

Competition

The medical device, biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products, designs and processes. Neovasc faces competition from many different sources, including commercial medical device, pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. Due to the high demand for new stent technology, research is intense and new treatments are being sought and developed continuously by Neovasc’s competitors.

Many of Neovasc’s competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, clinical trials, obtaining regulatory approvals and marketing approved products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with Neovasc in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to Neovasc’s programs or advantageous to Neovasc’ s business.

Although Neovasc is unaware of any other company currently developing anti-ischemic and anti-anginal therapies for refractory angina patients, several companies are in the business of developing and marketing stents for other applications and may now or in the future develop products that may be directly competitive with Neovasc’s technology. Some of these companies have financial and other resources far superior to those of Neovasc, such as Boston Scientific Corporation, Johnson & Johnson, members of the Biosensors International Group, Ltd., and other companies, such as Abbott Laboratories.

Intellectual Property

Neovasc currently relies on a combination of trade secrets, copyright and trademark law, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in its products. Generally, Neovasc enters into non-disclosure and invention assignment agreements with its employees and other service providers, as well as with potential and actual business partners.

The Neovasc patent portfolio includes one issued Unites States patent covering the Reducer stent technology and nine patents applications pending at the “national phase” for various jurisdictions such as Europe, Australia, Canada and the Far East. As part of the Neovasc patent program, Neovasc intends to file additional patent applications on an ongoing basis.

Neovasc believes that its patents are important to its business. Neovasc also believes that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how as well as the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage.

Neovasc’s intellectual property is subject to the limitations and restrictions applicable under the Israeli Encouragement of Industrial Research and Development Law, 5744 – 1984. These limitations and restrictions include, without limitation, a prohibition on disposing or encumbering of intellectual property or manufacturing (or granting manufacturing rights with respect to) products based on intellectual property outside of Israel, without having received the prior written approval of the OCS.

Regulatory Matters

United States

The testing, manufacture, distribution, advertising and marketing of medical devices are subject to extensive regulation by federal, state and local governmental authorities in the United States, including the FDA, and by similar agencies in other countries. Any product that a company develops must receive all relevant regulatory clearances or approvals, as the case may be, before it may be marketed in a particular country. Devices are subject to varying levels of regulatory control, the most comprehensive of which requires that a clinical evaluation be conducted before a device receives approval for commercial distribution. The FDA classifies medical devices into one of three classes. Class I devices are relatively simple and can be manufactured and distributed with general controls. Class II devices are somewhat more complex and require greater scrutiny. Class III devices are new and deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

In the United States, a company generally can obtain permission to distribute a new device in two ways. The first applies to Class I or Class II devices. This process is known as 510(k) clearance. For Class III devices, two steps of FDA approval generally are required before a company may market a product in the United States. First, a company must comply with IDE (Investigational Device Exemption) regulations in connection with any human clinical investigation of the device. Prior express FDA approval is required if the device is a significant risk device. If there is any doubt as to whether a device is a “non-significant risk” device, companies normally seek prior approval from the FDA. Second, the FDA must review a company’s pre-market approval (PMA) application, which contains, among other things, clinical information acquired under the IDE. The FDA will approve the PMA application if it finds there is reasonable assurance the device is safe and effective for its intended use. The PMA process takes substantially longer than the 510(k) process.

In addition, a company that intends to manufacture medical devices is required to register with the FDA before it begins to manufacture the device for commercial distribution. As a result, the company and any entity that manufactures products on its behalf will be subject to periodic inspection by the FDA for compliance with the FDA’s Quality System Regulation requirements and other regulations. Further, a company is required to comply with various FDA and other agency requirements for labeling and promotion. The Medical Device Reporting regulations require that a company provide information to the FDA whenever there is evidence to reasonably suggest that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. In addition, the FDA prohibits a company from promoting a medical device for unapproved indications.

The Reducer stent being developed by Neovasc is a medical device and subject to regulation by the FDA. Neovasc believes that the Reducer will be classified as a Class III device.

Neovasc has not yet sought FDA approval to conduct any clinical studies of the Reducer product in the United States and no such studies have been conducted in the United States or in Israel. There is no assurance that the FDA would permit Neovasc to conduct such clinical studies and no assurance that the FDA would agree with Neovasc’s study design, statistical methods or endpoints.

Europe

The primary regulatory environment in Europe is that of the European Union, which encompasses nearly all the major countries in Europe. The European Union has adopted Directive 93/42/EEC on medical devices and numerous standards that govern and harmonize the national laws and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices that are marketed in member states. Medical devices that comply with the requirements of the national law of the member state in which they are first marketed will be entitled to bear a CE Mark, indicating that the device conforms to applicable regulatory requirements, and, accordingly, can be commercially marketed within European Union states. The method of assessing conformity with applicable regulatory requirements varies depending on the class of the device, but for an implantable stent (which falls into class III), the method involves a combination of self-assessment by the manufacturer of the safety and performance of the device, and a third party assessment by a Notified Body, usually of the design of the device and of the manufacturer’s quality system. A Notified Body is a private commercial entity that is designated by the national government of a member state as being competent to make independent judgments about whether a product complies with applicable regulatory requirements. The manufacturer’s assessment will include a clinical evaluation of the conformity of the device with applicable regulatory requirements, which will include the results of clinical studies.

In the European Community, a company is also required to maintain certain International Organization for Standardization (“ISO”) certifications in order to sell products and the company and its manufacturers will undergo periodic inspections by notified bodies to obtain and maintain these certifications. These regulations require the company or its manufacturers to manufacture products and maintain documents in a prescribed manner with respect to design, manufacturing, testing and control activities.

Neovasc has retained MEDCERT GmbH as the Notified Body. MEV has been in discussions with its notified body TUV Rheinland about approval for the Reducer and initial indications from TUV Rheinland are that they would be willing to consider approval of the device based on the existing human trial data as well as bench and animal data. MEV and Neovasc are still investigating and confirming this, however, there can be no assurance that such approval will be granted. If TUV Rheinland will consider approval based on existing data, it may be possible that European approval and sales of the Reducer will be achieved by mid 2009.

Business of B-Balloon

Corporate Structure

B-Balloon was organized in March 2004 under the laws of the State of Israel.

B-Balloon’s corporate and registered office and research and development facilities are located at 6, Yonatan Netanyahu Street, Or Yehuda, Israel.

General Development of the Business of B-Balloon

B-Balloon is a medical device company specializing in the development of unique catheters and vascular stent delivery systems which are intended to solve specific clinical problems encountered by physicians implanting stents to open blockages at ostial locations (where an artery first originates from a larger blood vessel) or bifurcation locations (where an artery splits into two branches). Specifically, physicians often have difficulty locating a stent precisely to treat disease that occurs at an ostium, or opening, and significant complications can occur if the stent is not placed properly. B-Balloon is developing technology that enables the physician to automatically implant the stent in the ideal position, saving time, effort and ensuring a positive outcome for the patient. Similarly, physicians currently need to perform a complex procedure with many steps, taking significant time in order to implant a stent at a bifurcation. B-Balloon is developing a Y-shaped bifurcation stent which shows promise to dramatically ease this procedure, again saving time and ensuring a positive outcome for the patient. These products can be used for treating artery disease that occurs in the heart as well as other peripheral vessels and if successfully commercialized, could be used in a significant portion of stent implantation procedures being performed today.

Stenting of ostial lesions and bifurcation lesions (lesions are the part of the tissue that is damaged by disease or trauma) has remained technically challenging, and the market is seeking new solutions to these problems. Current estimates are that ostial lesions could account for up to 10% of all lesions treated and bifurcation lesions up to 25% of all lesions treated if appropriate tools were available to the physician for this purpose.

B-Balloon was founded in March 2004 under an Israeli government program for development stage companies, and was initially funded through an investment made by Incentive Incubator and by Peregrine I Group, which is also the principal of Incentive Incubator. A portion of the investment by Incentive Incubator was funded by a loan from the OCS. By March 2006, B-Balloon had graduated from the incubator program.

Several of B-Balloon’s technologies have been demonstrated in laboratory validations as well as in animal models and show potential to provide significant improvements over existing products and clinical practices for treating artery disease at ostial and bifurcation locations.

B-Balloon is headed by leading experts in medical device development and by an experienced medical team. B-Balloon has a prominent advisory board, representing some of the world’s top physicians in the field of cardiology.

To date, B-Balloon has been financed by the OCS (US$303,452), a group of venture capital funds and other co-investors lead by Peregrine I Group, Peregrine II Group and the Frost Group (collectively, US$2,049,989) for a total amount of US$2,768,902.

Description of Business

Background

Ostial and bifurcation lesions are considered two of the major unresolved challenges in angioplasty (the catheter based treatment of artery disease – generally performed by using a high pressure balloon to open a blocked artery and implanting a stent to help keep the artery open). Angioplasty is the current state-of-the-art treatment for arterial diseases such as: chest pain caused by a build-up of fats, cholesterol and other substances from the blood (referred to as plaque) that can reduce blood flow to the heart muscle causing significant pain for the patient, a heart attack caused by a large blood clot that completely blocks the artery of the heart, or inadequate flow of blood to a limb or the kidneys caused by diseased arteries.

In the arteries that feed the heart muscle, ostial lesion procedures account for approximately 7% of all interventions in the United States and the occurrence of coronary bifurcation-lesions amounts to approximately 25% of all lesions in the United States. Challenges are similar in the peripheral area which refers to diseases of blood vessels outside the heart such as those that carry blood to the brain, legs, arms, stomach or kidneys. These diseases restrict blood circulation to these areas and can cause blockages. Restricted blood circulation to the brain can result in a stroke.

Ostial lesions, whether in coronary arteries or peripheral arteries, have different characteristics compared to lesions in other locations – they are usually very calcified, or stiff, and harder to treat. This makes optimal placement of a stent at this location all the more important. Thus, balloons used in treating such areas need to be capable of reaching high pressures and to be held in place while they are inflated. If not secured properly, balloons may rapidly move relative to the lesion (a phenomenon known as “watermelon seed effect”) which may result in unwanted dilation or even injury to the surrounding vessels.

Technology Platform

B-Balloon’s ostial treatment devices are based on innovative stent delivery systems, which include a first treatment balloon (either to open up the blockage or to implant a stent) and a second “locator” balloon which is set by the physician to precisely place the treatment balloon at the ostium. Using this technology, the physician locates the stent delivery system in the appropriate place using the locator balloon and then deploys the treatment balloon. This results in perfect location of the treatment balloon or stent and no potential for the system moving during the procedure as described above. Additionally, the system allows the user to “flare” the stent at the opening of the vessel such that it perfectly conforms to the surrounding anatomy.

B-Balloon’s bifurcation stent the “Ballerina” currently under development, is a true Y-shaped stent that will allow treatment of bifurcation lesions in a single step. This stent is intended to completely eliminate the need to implant multiple stents to fabricate a Y as required in current stenting solutions.

B-Balloon’s catheters are designed to be extremely user-friendly with a minimal learning curve; they are fully compatible with current catheter lab equipment and do not require any additional special equipment or material to operate.

Products Developed

Ostial Dilatation Balloon

This product is a dual chamber balloon catheter specifically designed to locate and dilate (open up) lesions at ostial locations. It will be used for coronary and peripheral applications in Europe and peripheral applications in the United States.

Ostial Stent Delivery System

The ostial stent delivery system is a novel dual chamber balloon catheter with a pre-mounted drug-eluted stent, aimed at treating aorto-ostial lesions, which are lesions at the ostium of the main blood vessels branching from the aorta. A drug-eluted stent is a stent coated with a drug that is slowly released after implantation to prevent scar tissue growth. The ostial stent delivery system is comprised of treatment and “locator” balloons over a single rapid exchange shaft that can be separately inflated and deflated. The ostial stent delivery system assists with locating the vessel’s ostium and secures the stent while in the ostium to prevent any movement, or “watermelon seed” effect, while it is expanded. The product is intended to allow truly accurate stent placement at the ostium. The ostial stent delivery system has successfully passed pre-clinical trials, and is undergoing final design verification and validation.

The Renal Stent Delivery System

The renal stent delivery system is based on the ostial stent delivery system. However, it will have specific features which optimize it for use in treating lesions at the origins of renal arteries (the arteries that feed the kidneys). The stent is under development.

BOSS (Bifurcation Ostia Stent System)

BOSS is a novel dual chamber balloon catheter with a pre-mounted proprietary flared (flower like) stent, aimed at treating bifurcation lesions using current techniques which involve the physician fabricating a Y-shaped stent from two separate stents. BOSS helps to simplify this process by ensuring optimal location of the second stent being used in this process and has features that enable it to conform to the shape of the bifurcation.

Ballerina Stent Delivery System

The Ballerina stent delivery system is a novel Y-shaped balloon and stent for treating bifurcation lesions.

The Market

Cardiovascular Disease

Coronary artery disease (“CAD”) is the most common type of heart disease. CAD occurs when the arteries that supply blood to the heart become hardened and narrowed. This is due to build-up of cholesterol and other material, called plaque, on the arteries’ inner walls. As the build-up grows, less blood can flow through the arteries. As a result, the heart muscle is not supplied with the blood and oxygen it needs. This can lead to chest pain (angina) or a heart attack.

Current treatments for coronary heart disease include chronic drug therapy, percutaneous coronary intervention (angioplasty and stenting) and CABG surgery. The treatment method is dependent on the stage of the disease.

Aorto-Ostial Lesions

The aorto-ostial coronary lesion presents several challenges due to its unique anatomy. In stenting the aorto-ostial lesion, physicians are faced with the need to assure accurate positioning of the stent as closely as possible to the aorta opening without protruding into it. This is technically difficult and involves the use of multiple projections and contrast injections to determine the accurate positioning of the balloon and stent relative to the orifice of the coronary artery. The procedure and imaging time are prolonged, and sometimes produce non-satisfactory results.

Currently, there are limited dedicated stents for the treatment of ostial lesions. Physicians typically use available coronary stent systems. The disadvantages of using non dedicated stents are difficulties in stent positioning resulting in protrusion of the stent into the aorta and extensive use of contrast material and x-ray exposure.

Bifurcation lesions

Bifurcation lesions are complex and difficult to treat, technically challenging, and present a higher learning curve. Angioplasty and stenting of these lesions requires a greater number of devices, and is associated with higher major cardiac adverse events and higher recurrence of the blockage.

Two treatment options are currently recommended: stenting the main branch and provisional angioplasty of the side branch of the artery; or complex stenting (stenting both the main and the side branch).

Peripheral Artery Disease

According to the AHA, more than eight million people in the United States suffer from peripheral vascular disease (“PAD”) and it is estimated that more than 100 million people worldwide are affected by this condition.

With PAD, fatty deposits build up in the inner linings of the artery walls. The hardening of these arteries is called atherosclerosis. These blockages restrict blood circulation, mainly in arteries leading to the kidneys, stomach, arms, legs and feet.

In the early stages of the disease, common symptoms include cramping or fatigue in the legs during activity, abdominal pain, nausea, dizziness and others, depending on the location of damaged arteries.

Mortality from PAD can occur as a result of stroke, kidney failure or diabetes related vascular complications. There are a large number of patients with PAD who are either untreated or inadequately treated. According to the AHA, only 2 million of the estimated 8 million Americans with PAD receive treatment.

PAD is treated with medication, minimally invasive endovascular procedures, surgery or a combination of the above. Minimally invasive endovascular procedures consist primarily of angioplasty and stenting. It is estimated that in 2006 over 1.2 million endovascular procedures to treat PAD were performed worldwide.

Treatment today may be done with any available dilatation balloon indicated for peripheral use, e.g. the Atlas and Dorado manufactured by BARD (US), Aviator Plus by Cordis (US) and Boston Scientific’s peripheral dilatation systems.

B-Balloon’s ostial balloon catheter will assist balloon positioning in ostial lesions and reduce contrast material use and x-ray exposure. In addition, it may be used for post dilatation of self-expandable or balloon-expandable stents.

B-Balloon is targeting two main markets pre dilatation (dilate the vessel prior to stenting) and post dilatation (stenting after dilatation) (to treat four main vessels: renal, mesenteric, subclavian, and vertebral).

Renal Artery Stenosis

Renal artery stenosis (RAS) can cause renal insufficiency and uncontrolled hypertension, and is associated with increased cardiovascular morbidity and mortality.

The prevalence of atherosclerotic RAS increases with age and with the presence of diabetes, peripheral arterial disease, coronary artery disease, hypertension, and dyslipidemia. Fibromuscular dysplasia accounts for 10% of RAS cases and is typically seen in young and middle-aged females.

Two renal stents have been cleared for market: Bridge by Medtronic and Palmaz by Cordis.

Business Strategy and Objectives

B-Balloon’s goal is to be a leading global provider of therapies for the treatment of vascular diseases by developing innovative surgical solutions utilizing its unique stent delivery system. B-Balloon performs its own R&D and uses contractors to manufacture its devices.

B-Balloon’s business strategy is based on the key elements outlined below:

  Forging and maintaining close relationships with clinical experts in the vascular medicine community;

  Developing an understanding of specific clinical challenges and the limitations of available technologies;

  Leveraging its engineering expertise and intellectual property to develop products that address clinical needs;

  Expanding the product line and brand to include a portfolio of advanced vascular products;

  Introducing new therapies with key opinion leaders that can dictate market adoption; and

  Establishing strategic partnerships with selected stent companies where such alliances may complement and expand B-Balloon’s capabilities in reaching the market.

B-Balloon’s primary objectives over the next twelve to eighteen months are:

  Commencing and completing the CE approval process for its ostial stent delivery system product to enable launch into the European marketplace; and

  Completing development of the ostial balloon with its unique delivery system and obtaining CE mark and FDA approval for the product to enable launch into the US and European marketplaces.

It is estimated that the costs for commercialization of the entire suite of B-Balloon products, including the Ballerina bifurcation stent, which will require an IDE clinical trial in the United States, will be in excess of US$15,000,000.

Facilities

B-Balloon’s corporate headquarters and research and development facilities are located at 6, Yonatan Netanyahu Street, Or Yehuda, Israel. The 2,900 square foot facilities are occupied under a lease extension agreement between B-Balloon and Maslavi Construction Company Ltd. with a 12-month term expiring on June 30, 2008, subject to automatic renewal for an additional 12-month term, at a current monthly fee of approximately US$6,323 for rent and management services, linked to the Israeli consumer price index, and subject to a 5% increase upon renewal. B-Balloon conducts its research and development activities at its facilities in Israel, working with a third-party supplier for prototype development and manufacturing of its products.

B-Balloon does not intend to build manufacturing facilities of its own in the foreseeable future.

B-Balloon outsources the manufacture of its products primarily to Cardiotech in the United States under work orders for quantities to support its research and development activities, including clinical trials to date. B-Balloon has begun working with Creganna in Ireland to develop an alternative source of supply. B-Balloon believes that both manufacturers are capable of producing commercial quantities of its products.

B-Balloon intends to enter into agreements with third parties for the manufacturing of its products, as it is now doing for the manufacture of prototypes and devices for use in clinical trials. In order for B-Balloon’s products to obtain regulatory approval, as more fully set forth below under “Regulatory Matters”, the supplier and its manufacturing facilities must comply with FDA regulations, current QSRs, which include cGMPs, and to the extent laboratory analysis is involved, cGLPs. B-Balloon believes that its current supplier meets such requirements.

B-Balloon has entered into negotiation for an OEM agreement with Eucatech GmbH., a German manufacturer of cardiovascular medical devices. If B-Balloon is unable to successfully complete the OEM agreement, B-Balloon’s CE approval and introduction to the European market would suffer.

Employees

B-Balloon has seven employees, five of whom are engaged in research and development and two engaged in management, business development, finance and other administrative functions. None of B-Balloon’s employees are represented by a labor union or covered by a collective bargaining agreement, other than to the extent that any generally applicable extension orders of any sector or state-wide collective bargaining agreements are applicable to B-Balloon (e.g., for the provision of basic social benefits such as pension and annual “recreational” pay). B-Balloon also engages consultants to perform some of its ongoing work, including in areas of research and development and finance. Management believes that B-Balloon maintains good relations with its employees and contractors. Although B-Balloon’s research and development efforts require a high level of bio-medical engineering and medical skills, management believes that others with such skills and knowledge would be available if required, without undue delay or expense.

Competition

B-Balloon is aware of two companies developing a dedicated stent system for ostial lesions: SquareOne which is based in California, United States and Ostial Solutions which based in Michigan, United States.

SquareOne has developed a flared stent for aorto-ostial lesions, which is under clinical evaluation in renal arteries.

Ostial Solutions has developed the Ostial Pro Stent (FDA-cleared) Positioning System, designed to facilitate precise stent implantation in coronary and renal aorto-ostial lesions.

B-Balloon believes it presents a significant advantage over SquareOne and Ostial Solutions by offering a complete solution for positioning and stenting of the lesion.

In addition there are three companies developing solutions for a dedicated stent system for bifurcation lesions.

Advanced Stent Technology (Israel, was acquired by Boston Scientific), developed the Petal Stent, a stent for the main branch with a side structure aimed to support the side branch opening.

Devax Inc. (California, USA) has developed the Axxess Plus stent, a self expandable nitinol stent covering both the main and the side branch.

Cappella (Massachusetts, USA) has developed the Sideguard ostium protection device for bifurcation stenting made of nitinol. A clear disadvantage is the use of a nitinol sideguard for side branch stenting while using a stainless steel stent for the main branch.

Intellectual Property

All employees and consultants execute agreements containing confidentiality clauses and assign any new intellectual property to B-Balloon. Where appropriate, and consistent with management’s objectives, patents are pursued as soon as the concepts have been validated through appropriate laboratory work. To that end, patents will continue to be sought in relation to those components or concepts that management of B-Balloon perceives to be essential. B-Balloon views the protection, maintenance and expansion of its intellectual property to be a critical factor to its business strategy.

B-Balloon has filed the following patent applications:

Title and Application No.	Filing Date	Countries
Treatment of Vascular Bifurcations (No. PCT/IL2004/001002)	November 2, 2004	Israel, USA, Canada, Brazil, Mexico, Europe, Australia, India, China, Hong Kong
Bifurcated Balloon & Stent (No. PCT/IL/2006/001111)	September 21, 2006	Israel, USA, Canada, Brazil, Mexico, Australia, India, China, Singapore, Russia, New Zealand, South Korea, Europe, Japan
Devices and Methods for Treatment of Vascular Bifurcations (No. PCT/IL2006/000147)	February 7, 2006	Israel, USA, Canada, Brazil, Mexico, Australia, India, China, Singapore, Russia, New Zealand, South Korea, Europe, Japan
Bifurcation Balloons (No. 60/993,277 (PROVISIONAL))	September 10, 2007	USA

Regulatory Matters

See “Information Concerning Neovasc – Description of the Business – Regulatory Matters” above.

United States

The products being developed by B-Balloon are medical devices and subject to regulation by the FDA. The B-Balloon ostial stent delivery system products are not eligible for the 510(k) clearance track. However, B-Balloon believes the ostial balloon catheter products are eligible for the 510(k) clearance track.

B-Balloon has not yet commenced the FDA approval process for its products.

Europe

B-Balloon has retained EuroCat as its Notified Body. B-Balloon is working with its notified body as well as that of MEV and those of its suppliers in order to obtain approvals for its products.

Plan Of Operations

MEV intends to grow its business through the effective commercialization of the product pipelines for each of the three divisions, as well as through the additional internal development or acquisition of new products. These products will be sold through MEV’s existing direct sales force and distribution network which will be expanded as appropriate based on product acceptance in the marketplace and regulatory approvals. MEV will also continue to build upon its tissue product line, which has applications in both vascular and general surgical use. These tissue products are gaining increased acceptance in the marketplace for the described procedures and in addition MEV is seeing increased revenues from “OEM” sales of its tissue materials to other medical device manufacturers who incorporate the tissue into their own products (for example a number of companies manufacturing minimally invasive heart valves purchase tissue from MEV to use in manufacturing these valves).

The operations of Neovasc and B-Balloon in Israel will be combined and re-structured to operate as the primary research and development division of MEV. In the near term, this R&D division will concentrate on completing development of the existing Neovasc and B-Balloon pipeline of vascular device products as described herein. Longer term, it is expected that this R&D division will be involved in the development of additional vascular device products, both from internal sources as well as external sources through acquisition or licensing. All other activities not specifically related to product R&D, including the manufacture and commercialization of the Neovasc and B-Balloon products will be carried on from MEV’s head office in Canada, subject to receipt of the approval of the OCS for any transfer of or manufacture using Neovasc or B-Balloon technology outside of Israel.

Stated Business Objectives

MEV expects to use the funds available as a result of the Acquisition to accomplish in part, the following business objectives, which have expected completion dates over the next 12 to 18 months:

  obtain FDA approval for Metricath Gemini catheter and launch into US marketplace through existing direct sales force (late 2008 – early 2009)

  commercialize first B-Balloon ostial stent products in Europe (mid 2009)

  commercialize first B-Balloon ostial balloon products in Europe and US (late 2009)

  commercialize Neovasc Reducer II in Europe (late 2009 – early 2010). Following this commercialization MEV will be initiating activities to commercialize the product in the US through the pre-market approval process expand new PeriPatch Aegis product line (mid 2009)

  complete development and launch of remodelable tissue patch for surgical applications and launch into US marketplace (mid 2009)

Milestones

The following are the targeted milestones relating to MEV’s stated business objectives above:

Obtain FDA Approval for Metricath Gemini Catheter

MEV intends to obtain FDA approval and launch sales in the United States of the Metricath Gemini catheter by early 2009 as follows:

Milestone	Estimated Time for Completion	Estimated Cost

Launch Gemini through existing US sales force and initiate associated marketing activities	late 2008 – early 2009	$200,000

Total:		$200,000

Commercialize First B-Balloon Ostial Stent Products

MEV intends to commercialize the first B-Balloon ostial stent products in Europe in mid 2009 as follows:

Milestone	Estimated Time for Completion	Estimated Cost

Complete EU application and obtain CE mark approval for product	mid 2009	$400,000

Launch product in EU market through distribution network and initiate marketing activities to support	mid 2009	$200,000

Total:		$600,000

Commercialize First B-Balloon Ostial Balloon Products

MEV intends to commercialize the first B-Balloon ostial balloon products in Europe and the United States by late 2009 as follows:

Milestone	Estimated Time for Completion	Estimated Cost

Complete filing for CE mark and third party FDA review and receive approvals enabling sales into US and EU markets.	mid 2009	$400,000

Launch product through existing sales and distribution network and initiate marketing activities to support.	late 2009	$200,000

Total:		$600,000

Commercialize Neovasc Reducer II

MEV intends to commercialize Neovasc Reducer II in Europe by late 2009 or early 2010 as follows:

Milestone	Estimated Time for Completion	Estimated Cost

File for and obtain CE mark approval to allow sales in Europe.	late 2009	$ 1,000,000

Launch product through existing distribution network in Europe and initiate marketing activities to support.	late 2009 – early 2010	$ 200,000

Total:		$1,200,000

Expand PeriPatch Aegis Product Line

MEV intends to expand the PeriPatch Aegis product line by mid 2009 as follows:

Milestone	Estimated Time for Completion	Estimated Cost

Complete FDA submissions as required to add line extensions to existing 510(k) clearance.	mid 2009	$ 150,000

Launch new products through existing US distribution network	mid 2009	$50,000

Total:		$200,000

Commercialize remodelable tissue patch

MEV intends to complete development and launch of a remodelable tissue patch for surgical applications and launch it into US marketplace by mid 2009 as follows:

Milestone	Estimated Time for Completion	Estimated Cost

Complete development of product and file 510(k) application	mid 2009	$250,000

Launch product in US market	mid 2009	$ 50,000

Total:		$300,000

Available Funds and Principal Purposes

MEV’s combined working capital and the gross proceeds of the MEV Financing in the amount set out below are expected to be used as follows over the 12 months following completion of the Acquisition:

Calculation of Net Funds Available

Combined estimated working capital position of MEV, Neovasc and B-Balloon as at July 1, 2008	$8,600,000

Use of Net Funds Available for 12 months

Obtain FDA approval for Metricath Gemini	$200,000

Commercialize B-Balloon Ostial Stent Products	600,000

Commercialize B-Balloon Ostial Balloon Products	600,000

Commercialize Neovasc Reducer II	1,200,000

Expand new PeriPatch Aegis product line	200,000

Commercialize Remodelable Tissue Patch	300,000

Estimated administrative costs for next 12 months	2,250,000

Working capital	3,250,000

Total	$8,600,000

Financial Position

The Company finances its operations and capital expenditures with cash generated from operations, lines of credit, long-term debt and equity financings. At March 31, 2008, the Company had cash and cash equivalents of $1,428,913 and working capital of $1,740,305.

We have incurred significant losses since inception. We anticipate that we have sufficient working capital to fund operations for a period of approximately 12 months. We will require additional capital to pursue our business plans going forward. We anticipate raising additional financing through the sale of equity securities, although there can be no assurance that such funding will be available. In the event that future equity financing cannot be raised or negotiations for funding are not successful, our plan of operations may be curtailed or abandoned. There can be no assurance that we will be able to successfully raise the capital required, in the amounts required or upon terms acceptable to the Company.

Share Capital

The authorized capital of MEV will remain the same following the completion of the Acquisition. The issued and outstanding MEV Shares were consolidated on a 20:1 basis immediately prior to the Effective Time.

Pro Forma Consolidated Capitalization

Consolidated Capitalization

The following sets out MEV’s share and loan capital following the completion of the Acquisition and the MEV Financing.

			Pro Forma Amount Outstanding at
Designation of	Amount	Amount Outstanding at	December 31, 2007 Assuming
Security	Authorized	December 31, 2007	Completion of the Acquisition(2)

Common Shares	unlimited	$28,835,081	$62,580,081
		(5,858,000)(1)	(17,701,275)(3)

Long term liabilities	N/A	$725,499	$787,387

Deficit	N/A	$25,630,398	$26,380,398

(1)	MEV Securities, including the MEV Amended Options and MEV Warrants as if they were Common Shares.

(2)	Includes the completion of the Acquisition, Share Consolidation, the MEV Financing and the Warrant and Option Offer.

(3)

Does not include approximately 735,394 MEV Acquisition Warrants to be issued to holders of Neovasc Warrants, 15,750 MEV Warrants, 1,330,376 Unit Warrants to be issued to MEV Financing investors, 1,096,716 MEV Shares expected to be reserved for issuance to Neovasc Optionholders and B-Balloon Optionholders or 106,116 MEV Amended Options .

(4)	Deficit is as of December 31, 2007.

Fully Diluted Share Capital

The following sets out the fully diluted share capital of MEV after giving effect to the Acquisition and the MEV Financing.

		Number of Securities Upon Completion of Acquisition(1)	% of Total Upon Completion of Acquisition
Issued and Outstanding after Share Consolidation and Warrant and Option Offer (2)		5,858,000	26%
Issued to Neovasc Shareholders	4,610,090
Acquisition Warrants issued to holders of Neovasc Warrants(3)	735,394
Reserved for issuance to Neovasc Optionholders(3)	512,516
Total Allocated to Neovasc Securityholders		5,858,000	26%
Issued to B-Balloon Shareholders	5,273,800
Reserved for issuance to B-Balloon Optionholders(3)	584,200

	Number of Securities Upon Completion of Acquisition(1)	% of Total Upon Completion of Acquisition
Total Allocated to B-Balloon Securityholders	5,858,000	26%
Issued to MEV Financing investors	2,081,250	9%
Unit Warrants issued to MEV Financing investors	1,290,375	5%
Reserved for issuance under MEV Stock Option Plan(4)	1,770,127	8%
TOTAL	22,755,752	100%

(1)	Assumes completion of the Share Consolidation, MEV Financing and the Warrant and Option Offer.
(2)	Includes 106,116 MEV Amended Options and 15,750 MEV Warrants.
(3)	Assumes that no Neovasc Warrants, Neovasc Options or B-Balloon Options are exercised prior to the Effective Time.
(4)

Due to the Warrant and Option Offer, MEV expects that a minimal number of MEV Options will be outstanding at the Effective Time, but new MEV Options will be granted in the ordinary course following the Closing Date.

Rights to Purchase Securities

Stock Options

MEV Options

As of the Effective Time, all of the 4,244,380 outstanding MEV Options (pre-consolidation basis) were amended pursuant to the Warrant and Option Offer. Accordingly, the number of MEV Options outstanding under MEV’s Stock Option Plan was significantly reduced. MEV plans to grant further MEV Options to its employees, consultants, senior officers and directors from time to time, in the ordinary course pursuant to the terms of the MEV Stock Option Plan.

MEV Amended Options

Upon completion of the Warrant and Option Offer, there were outstanding approximately 106,116 MEV Amended Options with an exercise price of $0.01 per MEV Share. These options exist outside of the MEV Stock Option Plan (and are not counted as part of its 10% limit).

Neovasc and B-Balloon Options

As part of the consideration for the Acquisition, the Neovasc Options and B-Balloon Options outstanding immediately prior to the Effective Time were assumed by MEV and were amended such that they are exercisable to receive MEV Shares rather than Neovasc or B-Balloon Shares. MEV has reserved for later issuance 1,096,716 MEV Shares, which will be issued upon exercise of the outstanding Neovasc Options and B-Balloon Options. The Neovasc Plan and B-Balloon Plan remain in place until the expiry of the Neovasc Options and B-Balloon Options granted thereunder. The Neovasc Options and B-Balloon Options outstanding at the Effective Time are not included as part of the MEV Options otherwise available under the MEV Stock Option Plan (and are not counted as part of its 10% limit).

Warrants

As of the Effective Time, all but 15,750 of the 1,019,988 outstanding MEV Warrants (on a post-consolidation basis) were repurchased pursuant to the Warrant and Option Offer and are no longer outstanding. The additional MEV Warrants outstanding are the approximately 735,394 MEV Acquisition Warrants issued to the holders of Neovasc Warrants and the approximately 1,290,375 Unit Warrants issued to investors under the MEV Financing.

C.           Organizational Structure

Inter-Corporate Relationships

As at the date hereof, the Company has the following operating structure:

The Company also has an inactive Nevada based wholly-owned subsidiary, Medical Ventures (US) Inc.

D.           Property, Plant and Equipment

The Company’s head office is currently located at Suite 2135 – 13700 Mayfield Place, Richmond, British Columbia, V6V 2E4. This 8,000 square foot facility is the primary location of the Company’s executive and administrative activities. Operations of the Company are conducted from this facility, which hosts a Class 1,000 clean room with Class 100 workbenches. The size of the facility leaves room for anticipated production expansion.

The Company's principal research and development facilities are located in Israel. The shared corporate headquarters and research and development facilities of Neovasc and B-Balloon are located at 6 Yonatan Netanyahu Street, Or Yehuda, Israel. The 3,401 square foot facilities are occupied under a lease extension agreement between Neovasc and Maslavi Construction Company Ltd. with a 12-month term expiring on December 31, 2008, subject to automatic renewal for an additional 12-month term, at a current monthly fee of approximately US$6,513 for rent and management services, linked to the Israeli consumer price index, and subject to a 5% increase in the renewal term. The facilities house the management and administrative offices with conference capacity, an open space for up to 8 persons for research and development, quality and regulatory affairs, a server room for IT facilities, and warehouse capacity for parts.

ITEM 4A         UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE COMPANY

The following should be read in conjunction with our financial statements, included in this Registration Statement, including Note 21 to the annual financial statements, which provides reconciliations of material measurement differences between US GAAP and Canadian GAAP, as well as Item 4 – “Information on the Company” of this Registration Statement.

Overview

We were a Capital Pool Company as defined in the TSX Venture Exchange Policy 2.4 until completing a Qualifying Transaction on March 12, 2002. As a Capital Pool Company, our business was to identify and evaluate opportunities for the acquisition of an interest in assets and businesses and, once identified, to complete a Qualifying Transaction by negotiating an acquisition or participation in such assets or business, subject to shareholder and TSX Venture Exchange approval. On March 12, 2002, we acquired all of the issued and outstanding shares of PMD. On May 14, 2003, we acquired all of the outstanding shares of ANG. On July 1, 2008, we acquired B-Balloon and Neovasc as described under Item 4 – “Information on the Company”, the results of which are not reflected in the following discussion.

The Company has incurred net losses in each fiscal year since inception. In the year ended December 31, 2007, the Company had a net loss of $7,830,954 and, at December 31, 2007, the Company had an accumulated deficit of $25,630,398 and further losses have been incurred during the three months ended March 31, 2008. In the three months ended March 31, 2008, the Company had a net loss of $1,741,575 and an accumulated deficit of $27,371,973. As at March 31, 2008, we had cash and cash equivalents of $1,428,913 and working capital of $1,740,305. In connection with the Acquisition of Neovasc and B-Balloon, we raised gross proceeds of $8,325,000 by way of private placement. We anticipate that we have sufficient working capital to fund operations for a period of approximately 12 months. We will require additional capital to pursue our business plans going forward. We anticipate raising additional financing through the sale of equity securities, although there can be no assurance that such funding will be available. In the event that future equity financing cannot be raised or negotiations for funding are not successful, our plan of operations may be curtailed or abandoned. MEV has no material commitments other than its long-term debt. The Company will continue to be reliant on external sources for funding until such time as its cash flows from operations, credit lines and cash on hand are sufficient to fund sustained operations and growth. There can be no assurance that these funds will be available on favorable terms, if at all. There can be no assurance that we will be able to successfully raise the capital required, in the amounts required or upon terms acceptable to the Company.

Going Concern

Our financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These financial statements have been prepared on a going concern basis that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has a net deficit of $27,371,973 as at March 31, 2008. The Company’s ability to continue as a going concern is dependent on the profitable commercialization of its products and/or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

If the going concern basis was not appropriate for these financial statements, then significant adjustments would be necessary to the carrying values of the Company’s assets and liabilities, reported expenses and balance sheet classifications.

Significant Accounting Policies

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PMD and ANG All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. The recoverable amounts of accounts receivable, inventories and property and equipment and the fair value of share based payments are the more significant items subject to estimates in these consolidated financial statements.

(c)	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. Monetary assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the month in which such transactions occur. Exchange gains and losses of $54,094 and ($9,242) are included in operations for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively.

(d)	Revenue recognition

The Company earns revenue from three sources: product sales, research and development and design services and contract manufacturing. Revenues from these three sources are recognized as follows:

(i) Product Sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company’s facilities to the customer provided the Company has not retained any significant risks of ownership or future obligations with respect to products shipped.

(ii) Research and development and design services

Revenue from research and development and design contracts is recognized under the terms of the related contract as services are rendered and collection is reasonably assured.

(iii) Contract manufacturing

Revenue from manufacturing contracts is recognized under the terms of the contract, upon shipment to customers, when the price is fixed or determinable and collection is reasonably assured.

Cash received in advance of product sales or in advance of the provision of services is recorded as deferred revenue.

(e)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of purchase.

(f)	Inventory

Inventory is valued at the lower of cost and net realizable value for finished goods and work in progress and at the lower of cost and replacement cost for raw materials. Cost is determined on a first-in, first-out basis. Cost of finished goods and work in progress includes direct material and labor costs and an allocation of manufacturing overhead.

In determining net realizable value, we consider factors such as obsolescence, future demand for inventory and contractual arrangements with customers. Management’s estimate of inventory not reasonably expected to be realized in cash during the normal operating cycle is classified as non- current inventory.

(g)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization and are amortized over their estimated useful lives using the following rates and method:

Building	4%	declining balance
Production equipment	30%	declining balance
Computer hardware	30%	declining balance
Computer software	100%	declining balance
Office equipment, furniture and fixtures	20%	declining balance

(h)	Research and development

The Company is engaged in research and development. Research costs are expensed as incurred. Development costs are expensed in the period incurred, unless they meet the criteria for deferral established by Canadian generally accepted accounting principles (“GAAP”). Further, in accordance with GAAP, development costs are deferred only to the extent that their recovery can reasonably be regarded as assured. Management reviews the applicable criteria on a regular basis and if the criteria are no longer met, any remaining unamortized balance is written off as a charge to income. Research and development costs are reduced by any scientific research tax credits.

(i)	Government assistance

Government assistance, consisting of grants and research tax credits, is recorded as a reduction of either the related expense or the cost of the asset to which it relates. The assistance is recorded in the accounts when reasonable assurance exists that the Company has complied with the terms and conditions of the approved government assistance program and when there is reasonable assurance that the assistance will be realized.

(j)	Acquisition and share issue costs

Professional, consulting, regulatory fees and other costs that are directly attributable to acquisition and financing transactions are deferred until such time as the transactions are completed. Acquisition costs are added to the cost of the acquisition. Share issue costs are charged to share capital when the related shares are issued. Costs relating to acquisition and financing transactions that are not completed are charged to operations.

(k)	Stock-based compensation

The Company has a stock option plan as disclosed in Note 10. The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870 Stock-based compensation and other stock-based payments to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation granted to employees and non-employees and all direct awards of stock.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options.

The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

(l)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes reflect the tax effect of differences between the carrying amount of balance sheet items and their corresponding tax values and unutilized losses carried forward. In addition, future income tax assets are recognized to the extent it is more likely than not that a future income tax asset will be realized.

(m)	Earnings per share

Earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period using the treasury stock method. Diluted earnings per share has not been reported as the assumed exercise of all outstanding options and warrants would be anti-dilutive.

Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements included in Item 17 of this Registration Statement. Our results of operations are summarized below.

	Year ended December 31,			Three Months Ended March 31,
Sales Cost of Sales	2007	2006	2005	2008	2007
				(unaudited)
	$1,517,873 799,593	$1,082,830 613,219	$363,958 325,008	$433,485 208,260	$326,248 119,551
Gross Profit	718,280	469,611	38,950	225,225	206,697
Expenses
Selling	2,839,897	$1,725,825	$606,839	749,504	467,188
General and administration	2,282,283	2,269,966	2,300,708	538,285	509,951
Product development and clinical trials	2,744,913	1,979,291	1,715,072	621,745	651,920
Inventory write down	559,131	-	-	-	-
Amortization	205,451	145,501	1,169,311	45,766	38,482
	8,631,675	6,107,583	5,799,141	1,955,300	1,667,541
Loss before other income/(expenses)	(7,913,395)	(5,637,972)	(5,760,191)	(1,730,075)	(1,460,844)
Other income/(expenses)
Interest Income	165,562	179,212	34,170	9,095	41,539
Interest on Long Term Debt	(14,136)	(12,183)	(11,212)	(7,514)	(2,878)
Accepted Interest on Repayable
Contribution Agreement	(14,891)	-	-	(3,839)	-
Write-off of Investment	-	-	(40,701)	_	_
Lease	-	-	6,276	_	_
Loss on Foreign Exchange	(54,094)	(13,019)	7,211	(9,242)	2,131
	82,441	154,010	(11,467)	(11,500)	40,792
Loss before income taxes	(7,830,954)	(5,483,962)	(5,771,658)	(1,741,575)	(1,420,052)
Future Income Taxes	-	-	487,244	_	_
Net Loss	(7,830,954)	(5,483,962)	(6,258,902)	(1,741,575)	(1,420,052)
Deficit, beginning of the period	(17,900,437)	(12,416,475)	(6,157,573)	(25,630,398)	(17,900,437)
Adjustment for Change in Accounting
Policy	100,993	-	-	_	_
Deficit, end of period	(25,630,398)	(17,900,437)	(12,416,573)	(27,371,973)	(19,320,489)
Loss per share – basic and diluted	(0.08)	(0.08)	(0.14)	(0.02)	(0.02)
Weighted average number of common shares outstanding – basic and diluted	98,724,968	68,946,886	44,317,379	111,209,545	68,946,886

	Year ended December 31,			Three Months Ended March 31,
OPERATING ACTIVITIES	2007	2006	2005	2008	2007
				(unaudited)
Net loss for the period	$ (7,830,954)	$ (5,483,962)	$ (6,258,902)	(1,745,575)	(1,420,052)
Items not affecting cash
Inventory write down (Note 6)	559,131	-	-	-	-
Amortization	205,451	145,501	1,169,311	45,766	38,482
Accreted interest on repayable contribution
agreement	14,891	-	-	3,839	-
Repayable contribution agreement	-	-	409,363	-	-
Future income taxes	-	-	487,244	-	-
Write off of investment	-	-	40,701	-	-
Stock-based compensation	166,885	203,848	172,376	13,283	31,065
	(6,884,596)	(5,134,613)	(3,979,907)	(1,678,687)	(1,350,505)
Change in non-cash operating assets and liabilities
Accounts receivable	(367,882)	(83,517)	(67,056)	190,081	(32,852)
Inventory	216,609	68,942	195,370	(169,160)	22,006
Prepaid expenses and deposits	69,433	64,741	(134,161)	(129,145)	(69,808)
Accounts payable and accrued liabilities	526,608	(58,995)	67,039	(12,900)	198,420
	(6,439,828)	(5,143,442)	(3,918,715)	(1,799,811)	(1,232,739)
INVESTING ACTIVITY
Purchase of property and equipment	(542,316)	(197,101)	(87,648)	(7,182)	(20,818)
	(542,316)	(197,101)	(87,648)	(7,182)	(20,818)
FINANCING ACTIVITIES
Increase in long-term debt	298,911	-	-	-	-
Repayment of long-term debt	(19,101)	(30,782)	(34,800)	(4,770)	(5,100)
Repayment of repayable contribution
agreement	(5,418)	(3,775)	(1,997)	(1,728)	-
Proceeds from share issuance, net of costs	7,019,111	6,848,895	3,943,135	-	-
Proceeds on exercise of agents warrants	232,310	-	-	-	-
Proceeds from exercise of stock options	-	54,000	-	-	-
	7,525,813	6,868,338	3,906,338	(6,498)	(5,100)

INCREASE IN CASH	543,669	1,527,795	(100,025)	(1,813,491)	(1,258,657)
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	2,698,735	1,170,940	1,270,965	3,242,404	2,698,735
END OF PERIOD	$ 3,242,404	$ 2,698,735	$ 1,170,940	1,428,913	1,440,078

A.           Operating Results

Three Months Ended March 31, 2008 versus Three Months Ended March 31, 2007 (unaudited)

Net Losses

The consolidated net loss for the three months ended March 31, 2008 was $1,741,575 or $0.02 per share as compared with a net loss of $1,420,052 or $0.02 per share for the comparative period in 2007, principally due to an increase in selling expenses as the Company invested in its direct sales force.

Revenues

Revenues increased 33% year over year, from $326,248 for the three months ended March 31, 2007 to $433,485 for the three months ended March 31, 2008.

Sales of catheter products for the year ended December 31, 2007 were $80,236, a marginal increase over sales of $70,275 in the comparable period in 2007. The Company is continuing to strengthen its sales management and locate sales reps in high population areas in an effort to accelerate sales growth.

Sales of tissue and surgical products and services for the three months ended March 31, 2008 were $353,249, as compared to sales of $255,973 for the three months ended March 31, 2006. These revenues were derived from the sales of PeriPatch products and contract manufacturing.

Cost of Sales

The cost of sales for the three months ended March 31, 2008 was $208,260 as compared to $119,551 in 2007, and the overall gross margin for the first quarter of 2008 was 51% as compared to 63% in 2006, reflecting improvements in manufacturing techniques during the year. Within the cost of sales for 2007, the cost of underutilized capacity was $18,211

Total Expenses Excluding Amortization

Total expenses for the three months ended March 31, 2008 and 2007 were $1,955,300 and $1,667,541 respectively. The increase in expenses in 2007 relate principally to increased sales and marketing activities associated with direct distribution.

Sales and marketing expenses increased from $467,188 in Q1 2007 to $749,504 in Q1 2008 as the Company continued to roll out its direct distribution channel for the Metricath product line in the United States.

General and administrative expenses for the three months ended March 31, 2008 remained relatively unchanged at $538,285 in 2008 as compared to $509,951 in 2007, as the Company stabilized its administrative costs.

Product development and clinical trial expenses of $621,745 for the three months ended March 31, 2008 decreased by $30,175 as compared to $651,920 for the three months ended March 31, 2007.

Amortization and Other Income/Expenses

Amortization and other income/expenses for the three months ended March 31, 2008 were $57,266 as compared to other income of $2.310 for the same period in 2007. A decrease in interest income in the first quarter of 2008 as compared to the first quarter of 2007 was the principal cause of this variance.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Losses

The consolidated net loss for the year ended December 31, 2007 was $7,830,954 or $0.08 per share as compared with a net loss of $5,483,962 or $0.08 per share for the comparative period in 2006 principally as the result of increased selling expenses (due to the increased expenses associated with a direct sales model), increased product development and clinical trial costs (mostly related to the GAMME trial) and an inventory write down of $559,131 in 2007.

Revenues

Revenues in 2007 increased 40% year over year, from $1,082,830 for the year ended December 31, 2006 to $1,517,873 for the year ended December 31, 2007.

Sales of Metricath catheter products for the year ended December 31, 2007 were $258,017, an increase of 38% or $70,963 over sales of $187,054 in the comparable period in 2006. Throughout 2007, the Company continued to develop its direct sales force after cancelling an agreement with a distributor in the United States in 2006. The Company has strengthened sales management, hired a reimbursement specialist and redistributed sales reps to high population areas in an effort to accelerate sales growth in Canada and the United States.

Sales of tissue and surgical products and services for the year ended December 31, 2007 were $1,259,856 as compared to sales of $895,776 for the year ended December 31, 2006. These revenues were derived from the sales of PeriPatch products and contract manufacturing. In the fourth quarter of 2007, the Company launched PeriPatch Aegis, its new staple-line reinforcement product, generating $88,517 in revenue from initial orders from the distributor.

Cost of Sales

In June 2007, the CICA issued Handbook Section 3031 (Inventories) to replace the previous Section 3830. This new section establishes Canadian GAAP for the measurement and disclosure of inventories. The Company has elected to adopt this standard early and for the year ended December 31, 2007 made adjustments to the way in which direct and indirect labor rates are estimated based on the normal capacity of the production facility during the year. In addition, the standard requires that the Company include the cost of underutilized capacity in the cost of sales and the Company has split the cost of sales into cost of goods sold and underutilization of production assets.

The cost of sales for the year ended December 31, 2007 was $799,593 as compared to $613,219 in the comparable period in 2006 and the overall gross margin for 2007 was 47% as compared to 43% in 2006. The improvement in gross margin was the result of improvements in manufacturing techniques and efficiencies gained as volumes increased during the year. The cost of sales in 2007 incorporates the cost of underutilized capacity of $155,888.

Total Expenses Excluding Amortization

Total expenses for the years ended December 31, 2007 and 2006 were $8,426,224 and $5,962,082, respectively. The increase in expenses in 2007 relates principally to increased sales and marketing activities associated with direct distribution, increased costs associated with the GAAME clinical trial and a $559,131 inventory write down.

Sales and marketing expenses increased from $1,725,825 in 2006 to $2,839,897, as the Company continued to roll out its direct distribution channel for the Metricath product line in the United States.

General and administrative expenses for the year ended December 31, 2007 were $2,282,283 in 2007 as compared to $2,256,966 in 2006. In 2007, the Company consolidated its operations to constrain growth in overhead expenses.

Product development and clinical trial expenses for the year ended December 31, 2007 of $2,744,913 were $765,622 higher than 2006 expenditures of $1,979,291. The increase in expenses was principally attributable to higher costs relating to the GAAME trial. Almost all costs associated with the trial were incurred by the end of the first quarter of 2008.

During the second quarter of 2007, the Company undertook a comprehensive review of open work orders in work in progress and identified $106,186 of write-downs, principally related to old work orders still carrying a value in inventory, but with minimal material still on the shop floor. The net realizable value of these work orders was assessed to be lower than the carrying value on the balance sheet and the excess valuation was written down during the period.

The Company transferred certain consoles in consignment and trunk stock inventory to property and equipment. The Company assessed part of the value of these consoles to be lower than their carrying value and wrote them down by $43,932 prior to transferring them to property and equipment. In addition, the Company wrote down the consoles in inventory by $35,145 to their estimated net realizable value.

At year end the Company reviewed its inventory of catheters; $46,870 worth of catheters were identified as short-lived assets unlikely to sell before their sterilization date expired and a further $106,906 was deemed obsolete due to an improved tip design for the Gemini catheter. In addition, certain sub assemblies for consoles were identified and provided for, amounting to an additional $220,092 write down.

Amortization and Other Income/Expenses

Amortization and other income/expenses for 2007 were $123,010, composed of $165,562 of interest income less $205,451 in amortization, $54,094 in foreign exchange losses, $14,891 in accreted interest on the repayable contribution agreement (pursuant to CICA Handbook Section 3855 – Financial Instruments) and $14,136 in interest expense on long term debt. This amount compares to other income of $8,509 for 2006, including interest income of $179,212 less amortization of $145,501 and other expenses of $25,202. The substantial year over year difference being the change in 2007 for foreign exchange losses and an increase in amortization due to the short lived assets in the field.

Year Ended December 31, 2006 versus Year Ended December 31, 2005

Revenue and Net Loss

The consolidated net loss for the year ended December 31, 2006 was $5,483,962 or $0.08 per share as compared with a net loss of $6,258,902 or $0.14 per share for the year ended December 31, 2005.

Revenues for the year ended December 31, 2006, were $1,082,830 as compared to $363,958 for the year ended December 31, 2005. The increase was primarily attributable to increased sales of the PeriPatch product line and an increase in contract manufacturing revenues.

Expenses

Overall expenses for the year ended December 31, 2006 increased as a result of increased activities in the Company as compared to the year ended December 31, 2005. Higher costs were incurred primarily due to the continued development and commercialization of the Metricath System.

Marketing and sales expenses for the year ended December 31, 2006 increased to $1,725,825 as compared to $606,839 for the year ended December 31, 2005. The increase is primarily attributable to implementing a direct distribution strategy for the Metricath product line in the U.S.

General and administrative expenses for the year ended December 31, 2006, were $2,269,985 as compared to $2,307,919 in the year ended December 31, 2005. 2006 expenses included recruiting fees of approximately $200,000 related to the hiring of the direct sales force. The Company incurred approximately $80,000 of general and administrative costs related to a termination settlement agreement entered into with Possis Medical Inc. Stock compensation expense was $203,848 in 2006 as compared to $172,376 for the same period in 2005.

R&D expenses for the year ended December 31, 2006 were $1,979,291 compared to $1,715,072 in 2005. The increase was primarily attributable to higher clinical trial costs related to the GAAME clinical trial.

Amortization expense in 2006 was $145,501 as compared to $1,169,311 for the same period in 2005. The decrease was attributable to technology assets acquired from ANG being fully amortized at the end of Q3 2005.

B.           Liquidity and Capital Resources

Working Capital

As at March 31, 2008, the Company had cash of $1,428,913 and working capital of $1,740,305. Working capital is defined as current assets less current liabilities. We have financed our operations primarily from the issuance of common shares, as described below.

Cash and Cash Equivalents

The Company finances its operations and capital expenditures with cash generated from operations, lines of credit, long-term debt and equity financings. At March 31, 2008, the Company had cash and cash equivalents of $1,428,913 as compared to cash of $3,242,404 as at December 31, 2007. In connection with the Acquisition of Neovasc and B-Balloon, we raised gross proceeds of $8,325,000 by way of private placement.

We have incurred significant losses since inception. As at March 31, 2008, we anticipate that we have sufficient working capital to fund operations for a period of approximately 12 months. We will require additional capital to pursue our business plans going forward. We anticipate raising additional financing through the sale of equity securities, although there can be no assurance that such funding will be available. In the event that future equity financing cannot be raised or negotiations for funding are not successful, our plan of operations may be curtailed or abandoned. There can be no assurance that we will be able to successfully raise the capital required, in the amounts required or upon terms acceptable to the Company.

Cash Used in Operating Activities

Cash used in operations was $1,799,811 for the three months ended March 31, 2008, as compared to $1,232,739 for the comparative period in the prior year. Higher operating losses associated with completing the GAAME trial and establishing a direct sales force for Metricath products in the US account for the increased consumption of cash.

Cash used in operations was $6,439,828 in 2007, compared to $5,143,442 in 2006 and $3,918,715 in 2005, primarily from completing the GAAME trial and establishing a direct sales force for Metricath Products in the U.S.

Cash Used in Financing Activities

In the three months ended March 31, 2008, financing activities used cash of $6,498, compared to $5,100 in the prior period of 2007, primarily as a result of the repayment of long-term debt.

Financing activities in 2007 provided cash of $7,525,813, compared to $6,868,388 in 2006 and $3,906,338 in 2005, primarily from the sale of our common stock as well as an increase in long term debt.

Cash Used in Investing Activities

Cash used in investing activities was $7,182 in the three months ended March 31, 2008, compared to $20,818 in the prior period of 2007, primarily as a result of the purchase of property and equipment.

Cash used in investing activities was $542,316 in 2007, compared to $197,101 in 2006 and $87,648 in 2005, as a result of the purchase of property and equipment. In July 2007, the Company purchased additional warehouse and office facilities to support anticipated future growth. Prior to the purchase the Company owned two warehouse and office facilities and rented a third. This purchase enabled the Company to consolidate into three adjoining units and further improve operational effectiveness.

C.           Research and Development

The Company spent approximately $2,744,913, $1,979,291 and $1,715,072 in research and development activities in 2007, 2006 and 2005, respectively. These activities included ongoing research and development related to the Company’s Metricath Gemini product line as well as ongoing research end development related to the Company’s tissue products, including peripatch Aegis and remodellable tissue projects. See Item 4 “Information on the Company” of this Registration Statement for more information.

D.           Trend Information

Demographic trends suggest an aging population and an increase in vascular disease and other conditions which are target markets for the Company’s products. Trends also indicate increased cost containment pressure on medical service providers which may limit funding for providing medical services and/or lead to healthcare providers seeking more cost effective treatment methods.

E.           Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes of financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, which individually or in the aggregate is material to our investors.

F.           Tabular Disclosure of Contractual Obligations

The following table outlines our current contractual obligations as at December 31, 2007:

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$461,099	$19,559	$43,163	$49,178	$349,199
Capital (Finance) Lease Obligations	$-	$-	$-	$-	$-
Operating Lease Obligations	$-	$-	$-	$-	$-
Purchase Obligations	$-	$-	$-	$-	$-
Other Long-term Liabilities	$-	$-	$-	$-	$-
Total	$461,099	$19,559	$43,163	$49,178	$349,199

NEOVASC MEDICAL LTD.

Selected Financial Information and Management’s Discussion and Analysis

Selected Annual Information

The following is a summary of certain selected financial information, which is qualified by the more detailed information appearing in the financial statements of Neovasc included with this Registration Statement.

	Years Ended December 31
In US dollars	2007 ($US)	2006 ($US)	2005 ($US)
Revenue	-	-	-
Total Expenses	$1,628,801	$1,144,502	$841,593
Net income (loss)	(1,628,801)	(1,144,502)	(841,593)
Total assets	1,653,720	509,714	378,590
Total long term liabilities	29,759	61,270	131,535

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of Neovasc’s financial condition and results of operations should be read together with Neovasc’s financial statements and related notes included with this Registration Statement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Risk Factors” section of this document for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

Overview

Since inception, Neovasc has devoted substantially all of its resources to the development of its Reducer stent technology. Neovasc is a development stage company with a limited operating history and currently has no products approved for sale. To date, Neovasc has generated no revenue, and has incurred net losses in each year since its inception. As of December 31, 2007, Neovasc has accumulated a deficit of US$5,958,371. Neovasc expect its losses to continue and to increase as it continues development activities and expands commercialization activities. Neovasc has financed its operations primarily through equity financing from its shareholders.

If and when Neovasc obtains FDA and CE clearance of its Reducer II stent, Neovasc intends to market, sell and support its products primarily through distributors and through some direct sales. Neovasc also plans to enable production of commercial quantities of its Reducer stent through third party contractors.

Financial Overview

Revenue

To date, Neovasc has not generated any revenue. Neovasc does not expect to generate significant product revenue until 2009 based on CE mark approval of the Reducer stent, and Neovasc does not anticipate generating any product revenue in the United States unless and until Neovasc obtains FDA clearance for the Reducer stent.

Research and Development Expenses

Neovasc’s research and development expenses primarily consist of engineering, product development, pre-clinical, clinical and regulatory expenses, including costs to develop the Reducer, and the costs to manufacture development units. Research and development expenses also include employee compensation, including stock-based compensation, consulting services, outside services, materials, supplies, depreciation and travel. Neovasc expenses research and development costs as they are incurred. From inception through December 31, 2007, Neovasc has incurred a total of US$3,968,705 in research and development expenses.

General, Administrative and Marketing Expenses

Neovasc’s general, administrative and marketing expenses consist primarily of compensation for executive, finance, administrative and marketing personnel, including stock-based compensation. Other significant expenses include costs associated with attending medical conferences, professional fees for legal and accounting services, cash management fees, consulting fees and travel expenses. From inception through December 31, 2007, Neovasc has incurred US$1,616,189 in general, administrative and marketing expenses.

Financial Income

Interest income and other income consist primarily of interest on short term investments of Neovasc’s cash resources. Financing and investing activities, including equity transactions and certain cash investments, are made in U.S. dollars.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52 “Foreign Currency Translation”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses.

Results of Operations

Year ended December 31, 2007 Compared to the Year ended December 31, 2006

Research and Development Expenses. Research and development expenses were US$935,410 for the year ended December 31, 2007, compared to US$710,160 for the year ended December 31, 2006. The increase of US$225,250, or 32%, was primarily due to expenses attributable to Neovasc Options granted to employees and consultants. Neovasc expects its research and development expenses to increase as Neovasc continues development of the Reducer stent.

General, Administrative and Marketing Expenses. General and administrative and marketing expenses were US$532,050 for the year ended December 31, 2007, compared to US$347,127 for the year ended December 31, 2006. The increase of US$184,923 was due primarily to increased expenses associated with option compensation expenses and increased expenses of consultants and advisors.

Interest expenses, net. Interest expenses, net were US$161,341 for the year ended December 31, 2007, compared to US$87,215 for the year ended December 31, 2006. The increase of US$74,126 was primarily due to convertible loans made by Neovasc and due to changes in foreign currency exchange rates.

Year ended December 31, 2006 Compared to the Year ended December 31, 2005

Research and Development Expenses. Research and development expenses were US$710,160 for the year ended December 31, 2006, compared to US$595,808 for the year ended December 31, 2005. The increase of US$114,352 or 19%, was primarily due to a decrease of approximately US$279,524 in grants from the OCS and a decrease of approximately US$165,172 in expenses for subcontractor payments and employees’ salaries.

General, Administrative and Marketing Expenses. General, administrative and marketing expenses were US$347,127 for the year ended December 31, 2006, compared to US$271,881 for the year ended December 31, 2005. The increase of US$75,246 or 28%, was primarily due to compensation paid to a member of management following termination of his employment.

Interest expenses. Interest expenses were US$87,215 for the year ended December 31, 2006, compared to US$26,096 income for the year ended December 31, 2005. The increase in expense of US$113,311 was primarily due to an increase in the amount of the convertible loans Neovasc received from its investors.

Liquidity and Capital Resources

Neovasc has incurred losses since inception in 2002 and, as of December 31, 2007 had an accumulated deficit of US$5,958,371 which was incurred and has accumulated during the development of the Reducer stent. Neovasc has financed operations to date principally through equity and convertible debt financing from its shareholders.

Through December 31, 2007, Neovasc has received net proceeds of US$7,343,200 from the issuance of Neovasc Shares. As of December 31, 2007, Neovasc has US$973,615 in cash and cash equivalents. Neovasc’s cash balances are held in a variety of interest-bearing instruments, including bank deposits. Cash in excess of immediate requirements is being held in bank deposits and governmental and corporate bonds.

During 2008, Neovasc expects to spend approximately US$1,200,000 to fund its research and development, regulatory and general and administrative expenses in preparation for future clinical trials.

Net Cash Provided by or Used in Operating Activities

Net cash used in operating activities was US$1,185,701, US$1,936,006 and $747,043 for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by depreciation and amortization, stock-based compensation and changes in operating assets and liabilities, including the classification of cash balances between cash and cash equivalents and investment items on the balance sheet.

Net Cash Provided by or Used in Investing Activities

Net cash used in investing activities was US$9,488, US$4,761 and US$119,366 for the years ended December 31, 2007, 2006 and 2005, respectively, used primarily to purchase property and equipment such as computers, improvements to the leased facilities and office equipment.

Net Cash Provided by or Used in Financing Activities

Net cash provided by financing activities was US$2,030,000, US$1,252,226 and US$108,980 for the years ended December 31, 2007, 2006 and 2005, respectively, primarily attributable to convertible loans that were received in 2005, 2006 and 2007 and to capital raised in December 2007.

Operating Capital and Capital Expenditure Requirements

To date, Neovasc has not commercialized any products and has not generated revenues. Neovasc anticipates that it will continue to incur substantial net losses for the next several years as it develops its products, prepares for the potential commercial launch of the Reducer stent, develops the corporate infrastructure required to manufacture and sell its products and pursue additional applications for its technology.

Neovasc does not expect to generate significant product revenue until at least 2009, depending on, among other things, European approval for marketing. Neovasc may require additional capital beyond its currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If Neovasc is unable to obtain additional financing, Neovasc may be required to reduce the scope of, delay, or eliminate some or all of, its planned research, development and commercialization activities, which could materially harm Neovasc’s business.

Neovasc’s forecast of the period of time through which its financial resources will be adequate to support its operations, the costs to complete development of products and the cost to commercialize its products are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this document. Neovasc has based these estimates on assumptions that may prove to be wrong, and Neovasc could utilize its available capital resources sooner than it currently expects.

Because of the numerous risks and uncertainties associated with the development of medical equipment, such as the Reducer stent, Neovasc is unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of the products and successfully deliver a commercial product to the market. Neovasc’s future capital requirements will depend on many factors, including but not limited to the following:

  the success of Neovasc’s research and development efforts;

  the expenses Neovasc incurs in selling and marketing its products;

  the costs and timing of regulatory clearance;

  the revenue and gross profits generated by sales of Neovasc’s future products;

  the rate of progress and cost of Neovasc’s clinical trials and other development activities;

  the emergence of competing or complementary technological developments;

  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual product rights, or participating in litigation-related activities; and

  the terms and timing of any collaborative, licensing or other arrangements that Neovasc may establish.

Critical Accounting Policies and Significant Judgments and Estimates

Neovasc’s management’s discussion and analysis of financial condition and results of operations are based on Neovasc’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Neovasc to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Neovasc evaluates its estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

Neovasc believes that the following accounting policies and estimates are most critical to a full understanding and evaluation of its reported financial results.

Stock-Based Compensation

Effective January 1, 2006, Neovasc adopted Statement of Financial Accounting Standards No. 123 (revised 2004), (“FAS 123R”), “Share-based Payment”. FAS 123R addresses the accounting for share-based payment transactions in which Neovasc obtains employee services in exchange for (a) equity instruments of Neovasc or (b) liabilities that are based on the fair value of Neovasc’s equity instruments or may be settled by issuance of such equity instruments. This statement requires that employee equity awards be accounted for using the grant-date fair value method. FAS 123R supersedes Neovasc’s previous accounting for its employee stock option plans using the intrinsic value based method of accounting prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”) and related interpretations. Neovasc also followed the disclosure requirements of FAS 123, “Accounting for Stock-based Compensation”, as amended by FAS 148, “Accounting for Stock-based Compensation – Transition and Disclosure”, for companies electing to apply APB 25.

Neovasc elected to adopt the modified prospective transition method, permitted by FAS 123R. Under such transition method, the new standard has been implemented as from the first quarter of 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation.

Neovasc has expensed compensation costs applying the straight-line vesting method. Compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123, net of estimated forfeitures. Results for prior periods have not been restated as explained above. Neovasc intends to continue using the Black-Scholes model for option pricing. As required by FAS 123R, management has made an estimate of expected forfeitures.

Income Taxes

Since Neovasc is not certain that it will have profits enabling it to utilize the carry-forward tax losses in the foreseeable future, deferred taxes have not been provided in 2007 in respect of these losses.

Net Operating Losses and Tax Credit Carryforwards

Through to December 31, 2007, Neovasc has net operating losses of US$5,584,894. As of December 31, 2007, Neovasc had carryforward tax losses in the amount of US$5,958,371, which can be used to offset revenues for tax purposes.

Impact of Recently Issued Accounting Standards

FAS No. 157 “Fair Value Measurements”

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. The provisions of FAS 157 with respect to financial assets and financial liabilities are effective for fiscal years beginning after November 15, 2007, while its provisions with respect to all nonfinancial assets and nonfinancial liabilities (except those that are recognized or disclosed at fair value in the financial statements on a recurring basis) are effective for fiscal years beginning after November 15, 2008. Management does not expect the adoption of FAS 157 to have a significant effect on Neovasc’s financial position or results of operation.

FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115”

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115” (“FAS 159”). This pronouncement permits all entities to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. FAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of FAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption of FAS 157 also. Neovasc is currently assessing the impact of FAS No. 159, if any, on its financial position and results of operations.

FAS No. 141(R), “Business Combinations”

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations”. This Statement will replace FAS No. 141, “Business Combinations” (“FAS 141(R)”). FAS 141(R) retains the fundamental requirements of FAS 141 with respect to the implementation of the acquisition method of accounting (“the purchase method”) for all business combinations and for the identification of the acquirer for each business combination. This Statement also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, how the acquirer recognizes and measures the goodwill acquired in a business combination and the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after December 15, 2008 (January 1, 2009 for Neovasc). Early adoption of FAS 141(R) is prohibited. Neovasc has not yet evaluated this Statement for the impact, if any, that FAS 141(R) will have on its financial position and results of operations.

FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“FAS 160”). This Statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the company). Early adoption of FAS 160 is prohibited. Neovasc has not yet determined the impact, if any, that FAS No. 160 will have on its financial position and results of operations.

Off-balance Sheet Arrangements

Since Neovasc’s inception, Neovasc has not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Interest Rate Fluctuation Risk

Neovasc does not have any long-term borrowings. Neovasc’s investments consist of cash and cash equivalents, short-term deposits and interest-bearing investments in marketable securities, consisting of commercial paper, government and non-government debt securities. The primary objective of its investment activities is to preserve principal while maximizing income without significantly increasing risk. Neovasc does not enter into investments for trading or speculative purposes. Its investments are exposed to market risk due to fluctuations in interest rates, which may affect its interest income and the fair market value of its investments. Due to the short-term nature of its investment portfolio, Neovasc does not believe an immediate 10% increase in interest rates would have a material effect on the fair market value of its portfolio, and therefore Neovasc does not expect its operating results or cash flows to be materially affected to any degree by a sudden change in market interest rates.

Foreign currency exchange risk

The U.S. dollar is Neovasc’s functional and reporting currency. However, a significant portion of Neovasc’s headcount-related expenses, consisting principally of salaries and related personnel expenses, are denominated in new Israeli shekels, or NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, Neovasc anticipates that a material portion of Neovasc’s expenses will continue to be denominated in NIS. To the extent the U.S. dollar weakens against the NIS, Neovasc will experience a negative impact on Neovasc’s profit margins. To manage this risk, Neovasc converted a relative portion of Neovasc’s cash surplus into NIS and invested such amounts in NIS interest-bearing financial instruments as discussed above. These measures, however, may not adequately protect Neovasc from material adverse effects due to the impact of inflation in Israel.

During 2007, Neovasc’s expenses for salaries increased by 9.85% in dollar terms, due to the decrease in the value of the dollar relative to the NIS. Neovasc’s expenses for salaries are denominated in NIS, while investments in Neovasc have been made in US dollars. The US dollar has devalued against the NIS from an exchange rate of NIS 4.225/US$ 1.00 at the end of 2006 to NIS 3.846/US$ 1.00 at the end of 2007. The change in the value of the US dollar against the NIS has resulted in an increase in salary expenses in dollar terms by 9.85% at year end 2007. Neovasc cannot predict whether the exchange rates will remain constant or will continue to fluctuate. To the extent the U.S. dollar weakens against the NIS, Neovasc’s NIS denominated expenses will increase in dollar terms.

Inflation related risk

Neovasc believes that the rate of inflation in Israel has not had a material impact on Neovasc’s business to date. However, Neovasc’s costs in Israel in U.S. dollar terms will increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

Conditions in Israel

Until 2004, Israel had undergone a period of recession in economic activity, resulting in low growth rates and growing unemployment. Neovasc’s operations could be adversely affected if the economic conditions in Israel deteriorate. Furthermore, Israel is a party to certain trade agreements with other countries, and material changes to these agreements could have a material adverse effect on Neovasc’s business.

B-BALLOON INC.

Selected Financial Information and Management’s Discussion and Analysis

Selected Annual Information

The following is a summary of certain selected financial information, which is qualified by the more detailed information appearing in the financial statements of B-Balloon included with this Registration Statement. B-Balloon’s fiscal year ends on December 31 of each year. The financial statements of B-Balloon included in this document are for the fiscal years ended December 31, 2007, 2006 and 2005.

	Years Ended December 31
In U.S. Dollars	2007 ($US)	2006 ($US)	2005 ($US)
Revenue	-	-	-
Total Expenses	$1,386,215	$759,602	$347,048
Net income (loss)	(1,386,215)	(759,602)	(347,048)
Total assets	235,167	172,985	52,788
Total long term liabilities	32,672	19,184	10,768

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of B-Balloon’s financial condition and results of operations should be read together with the B-Balloon financial statements and related notes appearing elsewhere in this document. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See the “Risk Factors” section of this document for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

Overview

Since inception, B-Balloon has devoted substantially all of its resources to the development of its balloon and stent technology and related products and applications. B-Balloon is a development stage company with a limited operating history and currently has no products approved for sale. To date, B-Balloon has generated no revenue, and has incurred net losses in each year since its inception. As of December 31, 2007, B-Balloon had accumulated a deficit of US$2,700,108. B-Balloon expects its losses to continue and to increase as B-Balloon continues its development activities and expands its commercialization activities. B-Balloon has financed its operations primarily through equity financing from its shareholders.

If and when B-Balloon obtains clearance from the FDA, the CE and Health Canada, for its ostial and bifurcation lesions balloon and stent products, B-Balloon intends to market, sell and support its products primarily through distributors, and also through direct sales.

Financial Overview

Revenue

To date, B-Balloon has not generated any revenue. B-Balloon does not expect to generate significant product revenue until at least 2009. Any revenue from initial sales of a new product is difficult to predict.

Research and Development Expenses

B-Balloon’s research and development expenses primarily consist of engineering, product development, clinical and regulatory expenses, including costs to develop the ostial, and bifurcation lesions balloon and stent products and the costs to manufacture development units. Research and development expenses also include employee compensation, including stock-based compensation, consulting services, outside services, materials, supplies, depreciation and travel. B-Balloon expenses research and development costs as they are incurred. From inception through December 31, 2007, B-Balloon has incurred a total of US$1,842,925 in research and development expenses. B-Balloon expects its research and development expenditure to increase significantly in absolute dollars as it continues to devote resources to research and develop new products and technologies.

General, Administrative and Market Expenses

B-Balloon’s general, administrative and marketing expenses consist primarily of compensation for executive, finance, administrative and marketing personnel, including stock-based compensation. Other significant expenses include costs associated with attending medical conferences, professional fees for legal and accounting services, cash management fees, consulting fees and travel expenses. From inception through December 31, 2007, B-Balloon has incurred US$520,007 in general, administrative and marketing expenses.

Financial Income

Interest income and other income consists primarily of interest on short term investments of B-Balloon’s cash resources. Financing and investing activities, including equity transactions and certain cash investments, are made in both U.S. dollars and New Israeli Shekels, to reduce the risk related to foreign currency exchange rates.

From inception through December 31, 2007, B-Balloon has incurred a total of US$337,176 in financial expenses net, which include US$270,000 for convertible loans.

Results of Operations

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Research and Development Expenses. Research and development expenses were US$815,429 for the year ended December 31, 2007, compared to US$547,399 for the year ended December 31, 2006. The increase of US$268,030, or 49%, was primarily due to initiation of the ostial balloon project and an increase in development costs for the ostial product.

B-Balloon expects its research and development expenses to increase as it continues development of B-Balloon’s ostial, balloon, stenting and bifurcation lesions products.

General, Administrative and Marketing Expenses. General, administrative and marketing expenses were US$272,533 for the year ended December 31, 2007, compared to US$180,923 for the year ended December 31, 2006. The increase of US$91,610, or 51%, was primarily due to an increase in collaborations with US physicians, marketing research reports and the use of consultants for reimbursement activities.

Interest Income, net. Interest expenses, net was US$298,253 for the year ended December 31, 2007, compared to US$31,280 for the year ended December 31, 2006. The increase of US$266,973 was primarily due to conversion of outstanding loans into preferred shares of B-Balloon.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Research and Development Expenses. Research and development expenses were US$547,399 for the year ended December 31, 2006, compared to US$275,458 for the year ended December 31, 2005. The increase of US$271,941 or 99%, was primarily due to acceleration of the ostial and bifurcation lesions product development.

General, Administrative and Marketing Expenses. General, administrative and marketing expenses were US$180,923 for the year ended December 31, 2006, compared to US$66,551 for the year ended December 31, 2005. The increase of US$114,372 or 172%, was primarily due to an increase in headcount to support company growth and utilizing consultants for marketing purposes.

Interest Income, net. Interest expenses, net were US$31,280 for the year ended December 31, 2006, compared to US$5,039 for the year ended December 31, 2005. The increase of US$26,241 was primarily due to interest from loans.

Liquidity and Capital Resources

B-Balloon has incurred losses since its inception in 2004 and, as of December 31, 2007, B-Balloon has accumulated a deficit of US$2,700,108 which occurred during the development stage of its ostial and bifurcation lesions balloon and stent products. B-Balloon has financed its operations to date principally through equity financing from its shareholders.

During 2007, B-Balloon received net proceeds from an investment round of US$2,785,000 in cash, in consideration for the issuance to the investors of preferred shares. As part of the above round, B-Balloon’s outstanding loans in the amount of US$1,321,361 were converted into preferred shares of B-Balloon. In addition, B-Balloon granted to certain investors warrants to purchase preferred shares in an aggregate amount of US$250,000. The warrants were exercised in full in January 2008.

As of December 31, 2007, B-Balloon had US$42,589 in cash, cash equivalents and short-term investments. B-Balloon’s cash and investment balances are held in a variety of interest-bearing instruments, including bank deposits. Cash in excess of immediate requirements is being held in bank deposits and governmental and corporate bonds.

During 2008, B-Balloon expects that its existing cash, cash equivalents and short-term deposits and additional investments by its current shareholders will be sufficient to fund its operations, taking into account expected increases in research and development expenses, sales and marketing expenses and capital expenditures. B-Balloon intends to invest approximately US$1,000,000 to US$1,200,000 in research and development activities, approximately US$400,000 to US$500,000 in regulatory approvals, sales and marketing operations, approximately US$100,000 to US$200,000 in capital expenditures and US$1,000,000 for working capital and other general corporate purposes.

Net Cash Provided by Operating Activities

Net cash used in operating activities was US$1,109,024, US$701,241 and US$325,797 for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by depreciation and amortization, stock-based compensation and changes in operating assets and liabilities, including the classification of its cash balances between cash and cash equivalents and investment items on its balance sheet.

Net Cash Used in Investing Activities

Net cash used in investing activities was US$42,168, US$47,019 and US$13,907 for the years ended December 31, 2007, 2006 and 2005, respectively, primarily related to capital expenses, and increase in funds in respect of employees’ rights upon retirement.

Net Cash Provided by or Used in Financing Activities

Net cash provided by financing activities was US$1,084,240, US$816,838 and US$236,361 for the years ended December 31, 2007, 2006 and 2005, respectively, primarily attributable to the issuance and sale of additional equity.

Operating Capital and Capital Expenditure Requirements

To date, B-Balloon has not commercialized any products and has not generated revenues. B-Balloon anticipates that it will continue to incur substantial net losses for the next several years as it develops its products, prepares for the potential commercial launch of its products and develops the corporate infrastructure required to manufacture and sell its products as well as pursue additional applications for its technology.

B-Balloon does not expect to generate significant product revenue until 2009. B-Balloon may require additional capital beyond its currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If B-Balloon is unable to obtain additional financing, it may be required to reduce the scope of, delay or eliminate some or all of, its planned research, development and commercialization activities, which could materially harm its business.

B-Balloon’s forecast of the period of time through which its financial resources will be adequate to support its operations, the costs to complete development of products and the cost to commercialize its products are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this document. B-Balloon has based these estimates on assumptions that may prove to be wrong, and could utilize its available capital resources sooner than it currently expects.

Because of the numerous risks and uncertainties associated with the development of medical equipment, such as its ostial balloon and stent products, B-Balloon is unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of the products and successfully deliver a commercial product to the market. Its future capital requirements will depend on many factors, including but not limited to the following:

  the success of its research and development efforts;

  the expenses B-Balloon incurs in selling and marketing its products;

  the costs and timing of regulatory clearance;

  the revenue and gross profits generated by sales of its future products;

  the rate of progress and cost of its clinical trials and other development activities;

  the emergence of competing or complementary technological developments;

  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual product rights, or participating in litigation-related activities;

  the terms and timing of any collaborative, licensing or other arrangements that B-Balloon may establish.

Critical Accounting Policies and Significant Judgments and Estimates

B-Balloon’s management’s discussion and analysis of financial condition and results of operations are based on its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires B-Balloon to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported expenses during the reporting periods. B-Balloon evaluates its estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

While its significant accounting policies are more fully described elsewhere in this document, B-Balloon believes that the following accounting policies and estimates are most critical to a full understanding and evaluation of its reported financial results.

Stock-based compensation

On January 18, 2008, B-Balloon’s board of directors approved an employee stock option plan for the grant, without consideration, of up to 250,282 B-Balloon Options, exercisable into 250,282 ordinary shares of B-Balloon of NIS 0.01 par value to employees, consultants, service providers and officers, directors and affiliates of B-Balloon. The exercise price and vesting period for each grantee of B-Balloon Options is determined by the board of directors of B-Balloon and specified in such grantee’s option agreement. Of the 250,282 B-Balloon Options granted, 199,513 were fully vested at the date of grant and the remaining will be vested over a period of three to four years based on each grantee’s option agreements. Any B-Balloon Option not exercised within 10 years after the date of grant thereof expires.

Deferred taxes

Since B-Balloon is not certain that it will have profits enabling it to utilize the carry-forward tax losses in the foreseeable future, deferred taxes have not been provided in 2007 in respect to these losses.

Carry forward losses

As of December 31, 2007, B-Balloon has carry forward tax losses in the amount of US$2.7 million.

Off-balance sheet arrangements

Since its inception, B-Balloon has not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Interest rate fluctuation risk

B-Balloon does not have any long-term borrowings. Its investments consist of cash, cash equivalents, short-term deposits and interest bearing investments in marketable securities, consisting of commercial papers and government and non-government debt securities. The primary objective of its investment activities is to preserve principal while maximizing income without significantly increasing risk. B-Balloon does not enter into investments for trading or speculative purposes. Its investments are exposed to market risk due to fluctuations in interest rates, which may affect its interest income and the fair market value of its investments. Due to the short-term nature of its investment portfolio, B-Balloon does not believe an immediate 10% increase in interest rates would have a material effect on the fair market value of its portfolio, and therefore B-Balloon does not expect its operating results or cash flows to be materially affected to any degree by a sudden change in market interest rates.

Foreign currency exchange risk

The U.S. dollar is its functional and reporting currency. However, a significant portion of its headcount-related expenses, consisting principally of salaries and related personnel expenses, are denominated in New Israeli Shekels, or NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, B-Balloon anticipates that a material portion of its expenses will continue to be denominated in NIS. To the extent the U.S. dollar weakens against the NIS, B-Balloon will experience a negative impact on its profit margins. To manage this risk, B-Balloon has converted some portion of its cash surplus into NIS and invested such amounts in NIS-interest bearing financial instruments as discussed above. These measures, however, may not adequately protect it from material adverse effects due to the impact of inflation in Israel.

Inflation related risk

B-Balloon believes that the rate of inflation in Israel has not had a material impact on its business to date. However, B-Balloon’s costs in Israel in U.S. dollar terms will increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

Conditions in Israel

Until 2004, Israel had undergone a period of recession in economic activity, resulting in low growth rates and growing unemployment. B-Balloon operations could be adversely affected if the economic conditions in Israel deteriorate. Furthermore, Israel is a party to certain trade agreements with other countries, and material changes to these agreements could have a material adverse effect on B-Balloon’s business.

ITEM 6           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The size of our board of directors is currently set at seven. All of our directors are elected annually by the shareholders and hold office until our next annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and our articles and bylaws. We held our last annual meeting on June 3, 2008.

The following table sets forth information relating to our directors and senior management as at the date of this Registration Statement:

Name, Municipality of Residence, Position(s) with MEV(1)	Principal Occupation or Employment During the Past Five Years (1)	Date Served as a Director or Officer of MEV, Neovasc or B-Balloon	Number and Percentage of MEV Shares Held (1)(2)(3)
Paul Geyer Burnaby, BC Chairman	Chairman, President and CEO of MEV from March 2001 to present.	Director and Officer of MEV since 2000	1,104,444/6.24%
Alexei Marko Vancouver, BC Chief Executive Officer, and Director	Vice President and Chief Operating Officer of
MEV, November 2006 to present; Vice
President, Development and Engineering,
MEV, February 2006 to November 2006;
President and Chief Executive Officer, ANG
(or predecessor companies), from 1999 to
	present.	Director and Officer of MEV since 2003	44,363/0.25%
Christopher Clark Vancouver, BC Chief Financial Officer	Chief Financial Officer of MEV since April
2007; Director, Finance of Mr. Lube Canada
Inc. from September 2005 to March 2007;
Director, Finance of One Person Health
Sciences from May 2004 to August 2005;
	Consultant from October 2002 to April 2004.	Officer of MEV since 2007	7,935/0.4%
Doug Janzen Vancouver, BC Director	Chief Financial Officer of Cardiome Pharma Corp. from January 2003 to March 2006; President, Chief Business Officer of Cardiome Pharma Corp. since March 2006.	Director of MEV since 2005	13,937/0.08%
Steven Rubin Pinecrest, Florida Director	Senior VP, General Counsel and Secretary of IVAX Corporation from August 2001 to September 2006; Executive Vice-President, Administration for OPKO Health Inc. from May 2007 to present.	Director of Neovasc since 2008 Director of B-Balloon since 2007	146,386/0.83%
Dr. Jane Hsiao Weston, Florida Director	Vice-Chairman and Chief Technology Officer of OPKO Health Inc. since May 2007; Vice- Chairman, Technical Affairs of IVAX Corporation from 1995 to January 2006.	Director of Neovasc since 2007	655,566/3.70%(4)
Dr. William O’Neill Miami, Florida Director	Director of the division of Cardiovascular
Disease at William Beaumont Hospital since
December 1987; Co-director of the Beaumont
Heart Center since May 1999 and Corporate
Chief of Cardiology, William Beaumont
	Hospital since 2002.	Not applicable	–/–

Name, Municipality of Residence, Position(s) with MEV(1)	Principal Occupation or Employment During the Past Five Years (1)	Date Served as a Director or Officer of MEV, Neovasc or B-Balloon	Number and Percentage of MEV Shares Held (1)(2)(3)
Boaz Lifschitz Jerusalem, Israel Director	General Partner of Peregrine I Group since April 2001 and of Peregrine II Group since January 2006.	Director of Neovasc since 2002 and Director of B-Balloon since 2004	–/–(5) %

(1)

The information as to municipality of residence, principal occupation, shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of MEV, has been furnished by the respective directors and officers individually.

(2)	On a 20:1 post-consolidated basis and including MEV Amended Options.

(3)	Includes Completion of MEV Warrant and Option offer, Acquisition, share consolidation and participation in the concurrent MEV Financing.

(4)	Does not include MEV Shares which Dr. Hsiao may be deemed to own as a result of the 3.7% of the total limited partnership interests in the Peregrine II Group funds that is held by Dr. Hsiao.

(5)

Does not include approximately 5,470,000 MEV Shares estimated to be owned by the Peregrine Group after giving effect to the Acquisition, of which Mr. Lifschitz disclaims beneficial ownership except to the extent of his pecuniary interest therein.

The members of MEV’s Audit Committee, Corporate Governance Committee, Compensation Committee and Strategic Planning Committee will be reconstituted at the first board meeting following the completion of the Acquisition.

The following is biographical information on each of the persons listed above:

Paul Geyer (Chairman, Chief Executive Officer and a director) (44 years old): Chairman, CEO and a director of the Company, January 2002 to present; President, Sulzer Mitroflow Corp. or predecessor companies, 1991 to December 2001. Paul Geyer graduated with a B.A.Sc. in electrical engineering from the University of British Columbia in 1988. In 1991, he founded Mitroflow International Inc., a medical device company that developed and commercialized bovine tissue heart valves. As the company’s president and CEO, Mr. Geyer grew Mitroflow from a start-up of nine employees and an investment of $800,000 in 1991 to more than 125 employees in 1999, when he sold the company to Sulzer Medica, a large Swiss firm, for more than $50 million. Mitroflow continues to be one of the largest medical device companies in the Vancouver area.

In 1998, Mr. Geyer received the Entrepreneur of the Year Award from the Richmond (B.C.) Chamber of Commerce. In 1999, he was named as one of Business in Vancouver newspaper’s “Top 40 Under 40,” an award given to honor outstanding young businesspeople in British Columbia. In the same year, Business in Vancouver also designated Mitroflow as one of British Columbia’s “50 Fastest Growing Companies.”

Mr. Geyer continued as president of Mitroflow until 2001, when he founded, Medical Ventures Corp. (TSXV:MEV), a public medical devices firm specializing in products for the quickly growing vascular and surgical marketplace.

Mr. Geyer is an active angel investor and supporter of local technology and life sciences firms. He is on the board of directors of the LifeSciences British Columbia industry association as well as a director for several private and public companies. He served previously on the board of directors for the Medical Device Development Center (MDDC) and MEDEC, the association representing medical device companies across Canada. Since 2003, Mr. Geyer has been actively participating as a member of the board of governors at Science World British Columbia, where he took on the role as the board’s chairman in May 2007. Mr. Geyer has been instrumental in the establishment of Science World’s new life sciences gallery, “Body Works.”

Alexei Marko (President, Chief Operating Officer and a director) (39 years old): President and Chief Operating Officer, October 2007 to present; Vice President and Chief Operating Officer of the Company, November 2006 to September 2007; Vice President, Development and Engineering, MEV, February 2006 to November 2006; President and Chief Executive Officer, ANG. (or predecessor companies), from 1999 to present. Alexei Marko has worked extensively in the medical device field for over 15 years. He completed both his B.A.Sc. (Hons) at Queen’s University and a M.A.Sc. in electrical engineering at the University of British Columbia, specializing in medical device development.

In 1997, he became president of Delfi Medical Innovations Inc., a successful Vancouver-based company that develops, manufactures and distributes orthopaedic surgical devices. In 1999, Mr. Marko left Delfi to pursue other medical technology development projects. He founded Nexsten Therapeutics Inc., an incubator focused on early-stage development of endovascular products, including the Metricath technology. In early 2001, Mr. Marko founded ANG to further develop and commercialize the Metricath System. When ANG was acquired by MEV in 2003, Mr. Marko joined the MEV management team.

Mr. Marko is a listed inventor on a number of issued or pending patents related to medical technologies. He is also a registered professional engineer, and sits on the board of directors for the Medical Device Development Centre (MDDC) in Vancouver. In 2005, he was named as one of Business in Vancouver’s “Top Forty Under 40” in recognition of his achievements.

Christopher Clark (Chief Financial Officer) (36 years old): Mr. Clark is the Chief Financial Officer of MEV. Mr. Clark has been the Chief Financial Officer of MEV since October 2007. From April 2007 to September 2007, Mr. Clark was the Director of Finance of MEV.

From September 2005 to March 2007, Mr. Clark was Director of Finance for Mr. Lube Canada Inc. From May 2004 to August 2005, Mr. Clark was Director of Finance for Healthpricer Interactive Limited (formerly One Person Health Sciences Inc.) From October 2002 to April 2004, Mr. Clark was self-employed as a consultant providing accounting services.

Mr. Clark received his designation as a Chartered Accountant in September 1998 from the Institute of Chartered Accountants of England and Wales. Mr. Clark earned an Honors degree in Economics from Swansea University, United Kingdom and completed a year of post graduate studies at Oxford University, United Kingdom.

Mr. Clark has entered into a non-disclosure agreement with MEV. Mr. Clark will work on a full-time basis for MEV.

Douglas Janzen (Director) (39 years old): Douglas Janzen is a director of MEV. Mr. Janzen has been a director of MEV since June 2005.

Since March 2006, Mr. Janzen has served as President and Chief Business Officer of Cardiome Pharma Corp. (TSX: COM), a company which develops drugs to treat or prevent cardiovascular diseases. From January 2003 to March 2006, Mr. Janzen was the Chief Financial Officer of Cardiome. From February 2006 to August 2007, Mr. Janzen served as a director of Bradmer Pharmaceuticals Inc. (TSX:BMR), a company which develops and commercializes new anti-cancer drugs discovered at leading academic and commercial research centers. He was also a director of Aptamera Inc., a Louisville, Kentucky based oncology company that was acquired in February 2005 by Antisoma plc, a public company listed on the London Stock Exchange.

Steven D. Rubin (Age 47), Director

Steven D. Rubin is a director of MEV as of July 1, 2008. Mr. Rubin has served as Chairman of the Boards of Directors of Neovasc and B-Balloon since February 2008 and as a director of B-Balloon since November 2007.

Since May 2007, Mr. Rubin has been the Executive Vice President, Administration, of OPKO Health, Inc., a specialty healthcare company that focuses on the commercialization and development of proprietary pharmaceuticals and instruments for the diagnosis and treatment of ophthalmologic disorders. Prior to that, August 2001 to September 2006, Mr. Rubin served as the Senior Vice President, General Counsel and Secretary of IVAX Corporation, which was acquired by Teva Pharmaceutical Industries Ltd. in January 2006.

Mr. Rubin is also a member of The Frost Group, LLC, a private investment firm based in Miami, Florida, and serves on the boards of directors of Dreams, Inc., a vertically-integrated sports products company, Modigene, Inc., a biopharmaceutical company, Ideation Acquisition Corporation, a special purpose acquisition company formed for the purpose of acquiring businesses in digital media, Longfoot Communications Corp., a public shell company seeking to identify a merger or business combination candidate and SafeStitch Medical, Inc., a medical device company.

Mr. Rubin holds a B.A. in Economics from Tulane University and a J.D. from the University of Florida.

Mr. Rubin will enter into a non-disclosure agreement with MEV.

Dr. Jane H. Hsiao, Ph.D. (Age 60), Director

Dr. Hsiao is a director of MEV as of July 1, 2008. Dr. Hsiao has served as a director of Neovasc since December 2007.

Dr. Hsiao has served on the board of Opko Health, Inc. since February 2007, as Vice Chairman and Chief Technology Officer since May 2007 and as Chairman of the Board of Safestitch Medical, Inc. (formerly named Cellular Technology Services Company, Inc.) since September 2007, having served as a director of that company from April 2005. Dr. Hsiao served as the Vice Chairman-Technical Affairs of IVAX Corporation from 1995 to January 2006, when Teva acquired IVAX. Dr. Hsiao served as IVAX’s Chief Technical Officer since 1996, and as Chairman, Chief Executive Officer and President of IVAX Animal Health, IVAX’s veterinary products subsidiary, since 1998. From 1992 until 1995, Dr. Hsiao served as IVAX’s Chief Regulatory Officer and Assistant to the Chairman. Dr. Hsiao served as Chairman and President of DVM Pharmaceuticals from 1998 through 2006 and is also a director of Modigene, Inc., a biopharmaceutical company. Dr. Hsiao is a member of the Frost Group, LLC, a private investment firm based in Miami, Florida. Dr. Hsiao also holds 3.7% of the total limited partnership interests in the Peregrine II Group funds.

Dr. Hsiao holds a Ph.D. from the University of Illinois.

Dr. Hsiao will enter into a non-disclosure agreement with MEV.

Dr. William O’Neill (Age 56), Director

Dr. O’Neill is a director of MEV since July 1, 2008. Dr. O’Neill has been the director of the division of Cardiovascular Disease at William Beaumont Hospital, Royal Oak, since December 1987, co-director of the Beaumont Heart Center, Royal Oak, since it opened in May, 1999, and was appointed Corporate Chief of Cardiology, William Beaumont Hospitals, Royal Oak and Troy, in 2002. Dr. O’Neill was named Vice

Chair Department of Internal Medicine for Research in January 2003. Prior to joining Beaumont, he was director of the cardiac catheterization laboratory at the University of Michigan in Ann Arbor and an associate professor of medicine at the University of Michigan Medical School. Dr. O’Neill is an international leader in the field of interventional cardiology, and in the research of new techniques to diagnose and treat obstructed heart arteries.

He is certified in interventional cardiology and cardiovascular disease by the American Board of Internal Medicine. An author or more than 35 book chapters, 230 articles, 330 abstracts, Dr. O’Neill provides frequent interviews to local and national media about interventional cardiology. A graduate of Wayne State University School of Medicine, Dr. O’Neill completed a cardiology fellowship at the University of Michigan Hospital.

Dr. O’Neill has entered into a non-disclosure agreement with MEV.

Boaz Lifschitz (Age 40), Director

Boaz Lifschitz is a director of MEV since July 1, 2008. Mr. Lifschitz has been a director of Neovasc and B-Balloon since its inception. Since April 2001, Mr. Lifschitz has been a General Partner and Co-Founder of Peregrine I Group and since January 2006 a General Partner and Co-Founder of Peregrine II Group. Since August 2005, Mr. Lifschitz has been a director of Cellvine Ltd., in the field of cellular coverage and capacity solutions for the wireless telecom industry. Since September 2004, Mr. Lifschitz has been a director of Genetico Ltd., a company developing an RNA-switch technology to allow drug targeting of cancers and other viral diseased cells. Mr. Lifschitz was also co-founder of BioControl Ltd., a company engaged in development of implantable devices for the treatment of physiological and autonomic dysfunctions. Since 2006, Mr. Lifschitz has served on the board of Petratec International Ltd., a company engaged in development of integrated fleet management solutions for the gasoline market.

Mr. Lifschitz holds a B.A. from Bar-Ilan University and a Masters of Science in Management through Boston University’s international graduate program in Beer Sheva, Israel.

Mr. Lifschitz will enter into a non-disclosure agreement with MEV.

Management of New Subsidiaries of the Resulting Issuer (Neovasc and B-Balloon)

The following provides information regarding significant employees of Neovasc and B-Balloon:

Brian Macpherson (Age 46), VP, Operations and President, Surgical Division

Mr. McPherson has more than 15 years’ experience in medical device manufacturing and operations. He holds two diplomas of technology from the British Columbia Institute of Technology, with the most recent in biomedical engineering.

Mr. McPherson has a unique combination of manufacturing, organizational and technical management experience. He was previously the operations manager for Pyng Medical Corp. and was part of the team that led the company to its first profitable year. He was also a senior manager with Arterial Vascular Engineering Canada as it grew from 20 to 350 employees.

Mr. McPherson’s responsibilities at Neovasc include managing manufacturing and logistics performance, productivity and cost effectiveness. As president of Neovasc Surgical, he oversees all activities related to the development, manufacturing, distribution and sales of the company’s surgical tissue products and contract manufacturing business.

Sean Moore (Age 35), VP, Sales

Mr. Moore leads the sales and distribution team for Neovasc. He has 10 years’ experience in the sales and marketing of medical devices. Sean's medical career started in British Columbia with Covidien (formerly TYCO Healthcare). While with Covidien, he sold electrosurgical and neurosurgical capital and consumable devices to the OR, where during his tenure he was named both ‘Rookie of the Year’ and ‘Sales Person of the Year’.

Mr. Moore was later a key member on the sales and marketing team with ConMed Corporation, where he helped to start a direct sales operation in Canada and won ‘Sales Person of the Year’. After successfully growing his Western Canada Territory from zero to $1 M in annual sales, Sean accepted a position to head up the Southeast US sales region.

While based out of Washington, DC, Mr. Moore took ConMed's worst-performing sales region to the number-one region in the company. He surpassed sales quotas for nine consecutive quarters and was named ‘Area Director of the Year’ for 2006. Most notably, Mr. Moore was responsible for signing a $4 M consumable-device and capital contract with Johns Hopkins University Hospital.

Cynthia Roney (Age 49), VP, Marketing

Cynthia Roney joined Neovasc on July 2, 2008 as Vice President, Marketing. Ms. Roney brings more than 20 years medical device sales, marketing and executive management experience having worked for Baxter Corporation, Physio-Control which was later acquired by Medtronic, Xillix Technologies Corp. and PneuVation Medical.

Ms. Roney's medical device career began at Baxter Corporation, a global diversified healthcare company, where she began as Territory Manager in September 1983 followed by promotions to Assistant to VP, Sales & Marketing in December 1984 then Manager, Marketing Planning in May 1985 then Administration Manager in February 1986 and Marketing Manager in September 1987. After five years with Baxter, Ms. Roney joined Physio-Control, the leading provider of cardiac monitor/defibrillator/ external pacing devices which was later acquired by Medtronic. Cynthia spent five years in sales with Physio-Control from September 1990 to March 1995 until she joined Xillix, a medical device company that developed innovative fluorescence endoscopy devices for early detection of lung cancer, used by internationally renowned pulmonologists and thoracic surgeons. Cynthia joined Xillix in March 1995 as Director of Marketing and in January 1997 she was promoted to VP Business Development. In November 2000, Cynthia was promoted to President and became a member of Xillix's Board of Directors. From June 2001 to May 2006, Ms. Roney was Xillix's President and CEO. After leaving Xillix in 2006, Ms. Roney became certified as an Executive Coach from Royal Roads University and from September 2007 until joining Neovasc, Cynthia was President and CEO and Board Director at PneuVation Medical, an early stage medical device start-up.

Ms. Roney holds a B.A. (Economics) from the University of Western Ontario and she is a Certified Executive Coach from Royal Roads University in Victoria, British Columbia.

Cynthia Roney entered into a non-disclosure agreement with Neovasc and works on a full time basis for the Company.

Eyal Sandach (Age 38), Executive Vice-President and General Manager, Israel

Eyal Sandach is Executive Vice-President of Neovasc and B-Balloon and manages MEV’s Israel Operations. Mr. Sandach served as B-Balloon’s Chief Executive Officer from May 2007 to June 2008.

In September 2006, Mr. Sandach co-founded and became a partner of InnovaGraft Biologics, LLC. Mr. Sandach has over 12 years of experience in the field of medical devices, most recently with American Medical Systems, Inc., for which he served as Director of Operation, Program Director and Director Marketing & Sales Physicians Training and Education from November 2000 to January 2006.

Mr. Sandach is a graduate of Shenkar College (B.Sc., Industrial Engineering, 1995, in Israel) and the University of Saint Thomas (Mini-MBA, Medical Technologies, 2003; MBA, 2005) in Minnesota.

Mr. Sandach has entered into a non-disclosure agreement with MEV. Mr. Sandach will work on a full-time basis for MEV.

Amir Miller (Age 42), Vice-President, New Technologies

Amir Miller is Vice President, New Technologies of MEV since July 1, 2008. Mr. Miller has served as B-Balloon’s Chief Technology Officer since June 2004.

Mr. Miller was the Research and Development Projects Manager in Medinol Ltd., Israel’s leading stent company, from December 2001 to June 2004, where he was responsible for the new products development including PTA/PTCA balloons and futuristic stents. From October 1997 to November 2001, Mr. Miller was a Project Manager and senior development engineer at Kulicke & Soffa Ltd. (USA), the world’s leading supplier of semiconductor assembly equipment, where he was a manager Kulicke’s futuristic products development group.

Mr. Miller completed a B.Sc. in mechanical engineering from the Technion in Haifa, and a degree in Electrical Practical Engineering from Lady Davis College in Tel-Aviv.

Mr. Miller has entered into a non-disclosure agreement with MEV. Mr. Miller will work on a full-time basis for MEV.

Benny Dilmoney (Age 35), VP, Research and Development

Benny Dilmoney is Chief Operating Officer of Neovasc. Mr. Dilmoney has served as Chief Operating Officer of Neovasc since January 2008. Prior to joining Neovasc as COO, Mr. Dilmoney served from 2007 as CEO and Chief Technology Officer of MIM Medical Ltd., a start up company in the field of minimally invasive cosmetic breast surgery. Mr. Dilmoney had been Engineering and R & D Manager of Neovasc from 2004 to 2006, having joined Neovasc then after serving as Projects Manager with Florence Medical Ltd., a company involved in the field of medical devices for cardiac intervention procedures from 1997 to 2003.

Mr. Dilmoney received his B.Sc. degree in 1998 from Tel Aviv University.

Mr. Dilmoney has entered into a non-disclosure agreement with MEV. Mr. Dilmoney will work on a full-time basis for MEV.

Scientific Advisory Board of MEV

The following sets forth information regarding the members appointed to a Scientific Advisory Board of the Company formed subsequent to the Acquisition:

David Allie, MD

David Allie, MD is chief of cardiothoracic and endovascular surgery at Cardiovascular Institute of the South’s Lafayette clinic. He is also the president/CEO of the South Louisiana Clinical Research

Foundation as well as the CIS Clinical Research Foundation. He is co-director of the CIS “Gloves-On” Peripheral Vascular Disease (PVD) national hands-on training course for physicians and fellows, a program that has trained over 1,000 cardiologists, surgeons and radiologists in the endovascular treatment of PVD. Dr. Allie is the author and co-author of numerous presentations and publications in his specialty and the author, primary investigator or sub-investigator of several clinical trials testing research protocols of devices and pharmaceuticals. He is also a key faculty member at numerous national and international scientific meetings. He serves on numerous editorial boards for medical journals and participates as a medical advisory board member for over a dozen established medical companies and organizations.

Craig Walker, MD

Craig Walker, MD, a native of Bourg, Louisiana, is a graduate of Nicholls State University, Thibodaux, Louisiana, and LSU School of Medicine in New Orleans. He received his postgraduate training in cardiology at Ochsner Foundation Hospital in New Orleans and completed a research and teaching fellowship at Harvard Medical School in Boston, before returning to Houma to establish Cardiovascular Institute of the South, where he remains its medical director. Dr. Walker is author or co-author of more than five dozen medical publications and has delivered scores of lectures to both lay and medical audiences. He maintains the distinction of being a primary investigator for several cardiovascular and peripheral devices. He is co-director of a national cardiovascular conference and the CIS “Gloves On” PVD training course that trains hundreds of physicians from around the world.

Robert Tahara, MD

Robert Tahara, MD, a vascular surgeon, is the Director, Peripheral Interventions Program at the Bradford Regional Medical Center in Bradford, PA. He attended medical school at State University of New York at Buffalo School of Medicine and Biomedical Sciences, Buffalo, NY and did his residency at University of Nebraska Medical Center, Omaha, NE. Dr. Tahara was the first US physician to use the Metricath Libra catheter during clinical treatment.

Andrew Weintraub, MD

Andrew Weintraub, MD an Interventional Cardiologist, is the Director, Coronary Care Unit and Associate Director, Adult Cardiac Catheterization Laboratory and Interventional Cardiology at Tufts Medical Center in Boston, Massachusetts. He graduated from the Georgetown University School of Medicine has been practicing for 24 years. Dr. Weintraub was a GAAME trial investigator and is currently conducting a peripheral vasculature study that involves the Metricath System.

Dr. Horst Sievert, FESC, FACC, FSCA

Dr. Horst Sievert is the director of the Cardiovascular Center in Frankfurt, Sankt Katharinen, the Department of Internal Medicine, Cardiology and Vascular Medicine of the Sankt Katharinen Hospital, Frankfurt, Germany. Dr. Sievert is an Associate Professor of Internal Medicine/Cardiology at the University of Frankfurt.

Dr. Sievert received his medical degree at the University of Frankfurt, Germany. After training in internal medicine, nephrology and intensive care medicine, he completed a fellowship in cardiology and vascular medicine under the direction of Dr. Martin Kaltenbach. He became director of the Department of Interventional Cardiology and Angiology of the Heart Center in Rotenburg in 1990, senior consultant at the Bethanien Hospital in Frankfurt in 1993 and director of the Cardiovascular Center in Frankfurt, Sankt Katharinen, in 2003.

Dr. Sievert has been the Principal Investigator of a number of clinical trials and has authored more than 130 manuscripts and 600 abstracts in peer reviewed journals, as well as 70 books and book contributions. He has also delivered more than 600 invited lectures around the world. Dr. Sievert has personally performed more than 16,000 PCIs and 6,000 peripheral angioplasties. Dr Sievert was the first to close the left atrial appendage percutaneously. He has the most extensive experience worldwide in catheter closure of heart defects in adults and receives referrals from all over the world.

Professor Shmuel Banai

Prof. Banai has been Neovasc’s Medical Director since 2002. Prof. Banai currently also serves as Associate Professor of Medicine and Cardiology at the Tel Aviv University Sackler School of Medicine, as Director of Interventional Cardiology of the Division of Cardiology at the Tel Aviv Souraski Medical Center, as Chief Medial Officer of Innovea Medical Ltd., and is one of Israel’s leading interventional cardiologists and a productive researcher, Associate Professor of Medicine and Cardiology at the Hebrew University, Jerusalem and Head of the Interventional Cardiology Department of the Tel-Aviv Sourasky Medical. Over the past 25 years he has held several senior positions including: Director of the Heart Institute at Hadassah Medical Center, Jerusalem Senior Cardiologist at Bikur Cholim Hospital, Jerusalem and Visiting Associate at the National Institute of Health, National Heart, Lung and Blood Institute at Bethesda, Maryland. Prof Banai is licensed to practice both in Israel and the United States and has received several prizes both for his teaching and research. He holds three patents, has delivered lectures throughout the world and has authored over 30 academic and professional papers.

Professor Gad Keren, MD, BA

Professor Keren has been B-Balloon’s Medical Director since 2004. Professor Keren has been the Chaim Sheba Extraordinary Chair of Cardiology since 2005. Since 1994, Professor Keren has been the Professor of Cardiology at Tel-Aviv University’s Sackler School of Medicine. Professor Keren is the Deputy Director (Physician Affairs) at Tel Aviv Medical Centre and currently the head of the Department of Cardiology at Tel Aviv Medical Centre. Professor Keren is head of the cardiovascular research laboratories at the Tel Aviv Medical Centre. Professor Keren has co-authored over 190 original articles, numerous case reports and review articles and over 100 professional papers.

Martin B. Leon, MD, FACC

Dr. Leon is currently a Professor of Medicine and an attending physician (interventional cardiology) at NYPH/Columbia University Medical Center in New York. Dr. Leon is also an Associate Director, Centre for Interventional Vascular Therapy. Dr. Leon received his BSc from the State University of New York and his MD from Yale University School of Medicine. Dr. Leon has delivered numerous lectures, conferences, symposia, both national and international. Dr. Leon has co-authored numerous academic and professional papers.

Dr. Elazer R. Edelman

Elazer R. Edelman received Bachelors and Masters degrees in Electrical Engineering from the Massachusetts Institute of Technology, an M.D. degree with distinction from Harvard Medical School, and then his Ph.D. in Medical Engineering and Medical Physics from the Harvard-Massachusetts Institute of Technology Division of Health Sciences and Technology. Dr. Edelman’s research interests combine his scientific and medical training. He uses elements of continuum mechanics, digital signal processing and polymeric controlled release technology to examine the cellular and molecular mechanisms that produce accelerated atherosclerosis and transform stable coronary artery disease to unstable coronary syndromes. His most recent publications have focused on how tissue engineered cells might be used for the local delivery of growth factors and growth inhibitors in the study of the mechanisms behind, and potential treatments for, arterial restenosis following balloon angioplasty, vascular bypass and endovascular implantation.

Other Reporting Issuer Experience

The following table sets out the information about other reporting companies of which the directors and officers of the Company are, or have been within the last five years, directors or officers:

	Name and Jurisdiction	Exchange
Name	of Reporting Issuer	or Market	Position	From	To

Paul Geyer	Pitchstone Exploration Ltd.	TSX-V	Director	02/2005	present

	Urodynamix Technologies Ltd.	TSX-V	Director	06/2004	present

	Healthpricer Interactive Limited (1)	TSX-V	Director	10/2000	12/2003

Christopher Clark	Healthpricer Interactive Limited (1)	TSX-V	Director, Finance	05/2004	08/2005

Doug Janzen	Bradmer Pharmaceuticals Inc.	TSX	Director	02/2006	08/2007

	Cardiome Pharma Corp.	TSX	Director	01/2003	present
			President	03/2006	present
			Chief Business	03/2006	present
Officer
			Chief Financial	01/2003	03/2006
Officer

(1) Formerly One Person Health Sciences Inc. which was formerly OmniTech Capital Corp.

B.           Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the chief executive officer (the “MEV CEO”) of MEV or any person that acted in a similar capacity during the most recently completed fiscal year;

(b)	the chief financial officer (the “MEV CFO”) of MEV or any person that acted in a similar capacity during the most recently completed fiscal year;

(c)

each of MEV’s three most highly compensated executive officers, other than the MEV CEO and the MEV CFO who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of MEV at the end of the most recently completed financial year.

As at December 31, 2007, the end of the most recently completed financial year of MEV, MEV had four Named Executive Officers, being Paul Geyer, Chief Executive Officer, Alexei Marko, President and Chief Operating Officer, Christopher Clark, Chief Financial Officer and Craig Wallace, former Chief Financial Officer.

Summary of Compensation

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary($)	Bonus ($)	Other Annual Compens -ation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)(1)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2) Payouts ($)
Paul Geyer Chairman, Chief Executive Officer and Director	2007 2006 2005	28,000 28,000 25,346	- - -	155,250(3) 194,391(3) 178,600(3)	- - -	- - -	- - -	- - -
Alexei Marko President and Chief Operating Officer	2007 2006 2005	170,000 115,000 62,500	24,000 - -	6,438 3,095 2,500	350,000 20,000 -	- - -	- - -	- - -
Christopher Clark Chief Financial Officer(4)	2007 2006 2005	92,500 N/A N/A	6,875 N/A N/A	3,496 N/A N/A	250,000 N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A
Craig Wallace Former Chief Financial Officer	2007 2006 2005	- - -	- - -	31,645(5) 26,547(5) 20,196(5)	- - -	- - -	- - -	- - -

(1)

“SAR” or “stock appreciation right” means a right granted by MEV, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of MEV.

(2)

“LTIP” or “long term incentive plan” means any plan that provides compensation intended to motivate performance to occur over a period greater than one financial year, but does not include option or stock appreciation right plans or plans to compensation through restricted shares or restricted share units.

(3)	Paid as consulting fees to Geyer Engineering Ltd., a private company controlled by Paul Geyer.

(4)	Mr. Clark was appointed as Chief Financial Officer on October 1, 2007.

(5)

Paid to Bishop & Wallace, Chartered Accountants, a firm of which Craig Wallace is a partner for accounting and consulting fees to MEV. Mr. Wallace resigned as Chief Financial Officer on October 1, 2007.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

MEV has not granted any LTIPs during the past fiscal year.

Options and Stock Appreciation Rights Granted During the Most Recently Completed Fiscal Year

The following MEV Options were granted to the Named Executive Officers during the fiscal year ended December 31, 2007.

Name	Date of Grant	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial year	Exercise or Base ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security (2) )	Expiration Date
Alexei Marko	Jan 1, 2007 Oct 1, 2007	100,000 250,000	5.18% 12.30%	$0.19 $0.14	$0.19 $0.14	Jan 1, 2012 Oct 1, 2012
Chris Clark	Apr 5, 2007 Oct 1, 2007	100,000 150,000	5.18% 7.78%	$0.22 $0.08	$0.22 $0.08	Apr 5, 2012 Oct 1, 2012

(1)	On a pre-consolidation basis and prior to the MEV Warrant and Option Offer.
(2)	Calculated as the closing price of the MEV Shares on the TSX-V on the date of grant.

Aggregate Option Exercises During The Most Recently Completed Fiscal Year and Fiscal Year End Option Values

There were no exercises of MEV Options by the Named Executive Officers during the fiscal year ended December 31, 2007. The following table sets out the financial year end value of MEV Options held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money(1) Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable
Paul Geyer	-	N/A	600,000/ 200,000	-/-
Alexei Marko	-	N/A	117,500/ 272,500	-/-
Christopher Clark	-	N/A	62,500/ 187,500	1,125/ 3,375

(1)

“In-the-Money” options are those where the market value of the underlying securities at the financial year end exceeds the exercise price of the option. Value is determined by calculating the difference between the closing price of the MEV Shares ($0.095 on December 31, 2007), and the exercise price of each MEV Option, and then multiplying the difference by the number of MEV Shares under option at the financial year end.

Pension Plans

MEV does not provide a pension plan for directors or officers.

Securities Authorized for Issuance under Equity Compensation Plan

Equity Compensation Plan Information

The following table sets forth as at July 1, 2007, the number of securities authorized for issuance under the MEV Stock Option Plan:

Plan Category	No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	No. of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Securityholders	Nil	Nil	1,770,128 (1)
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A
Total:	4,346,328		1,770,128

(1) On a post-consolidation basis.

MEV Stock Option Plan

The MEV Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of MEV non-transferable options to purchase MEV Shares exercisable for a period of up to five years. In addition, the number of MEV Shares reserved for issuance to any one person shall not exceed five percent of the issued and outstanding MEV Shares and the number of MEV Shares reserved for issuance to any one consultant will not exceed two percent of the issued and outstanding MEV Shares.

The Board of Directors determines the price per MEV Share and the number of MEV Shares which may be allotted to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSX-V. The price per MEV Share set by the Board of Directors shall not be less than the last price at which a full board lot of MEV Shares was, on the last business day prior to the date on which such option is granted, traded on the TSX-V or such other principal market on which the MEV Shares are then traded, less the applicable discount permitted (if any) by such applicable exchange or market.

MEV Options must be exercised within 90 days of termination of employment or cessation of position with MEV, provided that if the cessation of office, directorship, consulting arrangement or employment was by reason of death, the MEV Option must be exercised within 12 months after such death, subject to the expiry date of such MEV Option. If prior to the exercise of an MEV Option, the holder ceases to be a director, officer, employee or consultant of MEV, or its subsidiary, the MEV Option shall be limited to the number of MEV Shares purchasable by him/her immediately prior to the time of his/her cessation of office or employment and he/she will have no right to purchase any other MEV Shares under the MEV Option.

The foregoing summary of the MEV Stock Option Plan is not complete and is qualified in its entirety by reference to the plan, a copy of which is attached hereto.

Termination of Employment, Change in Responsibilities and Employment Contracts

MEV has not entered into any plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in MEV’s most recently completed financial year or current financial year in respect of compensating such officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer or director.

The following is a summary of the employment agreements MEV has entered into with its Named Executive Officers:

1.

MEV has a management contract with Geyer Engineering Ltd. (“GEL”), a company controlled by Paul Geyer, pursuant to which GEL provides Paul Geyer’s services to MEV on an 80% time basis. GEL receives $200,000 per year under this contract. GEL is also entitled to reimbursement of certain out-of-pocket expenses under the management contract.

2.

MEV’s subsidiary ANG had an employment contract with Alexei Marko, President of ANG which terminated in 2006. Mr. Marko continued to receive compensation at the rate specified in subsequent written offers by MEV. In October 2007, Mr. Marko was promoted to the position of President and COO with a gross salary of $200,000 per annum plus a bonus of up to 30% of gross salary based on meeting certain operational objectives.

3.

Mr. Clark was hired on April 2, 2007 as Director of Finance under an offer of employment letter and continued to receive compensation at the rate offered by MEV. In October 2007, Mr. Clark was promoted to the position of CFO with a gross salary of $150,000 per annum plus a bonus of up to 30% of gross salary based on meeting certain operational objectives.

Compensation of Directors

Throughout 2007, directors of MEV (excluding management, founders or major shareholders) were paid an annual retainer of $11,500 each (payable in cash or options at the election of the director), a meeting fee of $1,000 per full Board meeting attended in person and a meeting fee of $500 per committee meeting attended. In addition the Chairman of the Board and the Chairman of the Audit Committee were paid an annual retainer of $5,000.

During the most recently completed financial year, the directors who are not Named Executive Officers received an aggregate compensation of $73,340 for services provided to MEV in their capacities as directors as follows:

Name of Director	Compensation
Barry Allen	$21,750
Daniel Nixon	10,750
Michael Varabioff	7,250
Douglas Janzen	8,590
James Miller	14,500
Lindsay Machan	7,250
Michael Varabioff	2,750
Total:	$73,340

During the most recently completed financial year, $98,849 was paid to Axium Law Corporation, a law firm of which Michael Varabioff Law Corporation (wholly-owned by Michael Varabioff) is a partner, for legal services to MEV.

During the most recently completed financial year, US$70,000 was paid to ETS Consulting, a consulting firm of which Eugene Starr is a director, for marketing and sales consulting services to MEV.

During the most recently completed financial year, the following MEV Options were granted to directors who are not Named Executive Officers. No SARs (stock appreciation rights) were granted during the period.

		Securities	% of Total		Market Value of
		Under	Options/SARs	Exercise	Securities Underlying
		Options/	Granted to	Or	Options/SARs on the
		SARs Granted	Employees in	Base Price	Date of Grant	Expiration
Name	Date of Grant	(#)	Financial Year	($/Security)	($/Security)(1)	Date

Lindsay Machan	Feb 15, 2007	69,710	3.61%	$0.24	$0.24	Feb 15, 2012

Eugene Starr	May 3, 2007	175,000	9.07%	$0.17	$0.17	May 3, 2012

Douglas Janzen	Aug 24, 2007	87,500	4.54%	$0.15	$0.15	Aug 24, 2012

Daniel Nixon	Aug 24, 2007	37,500	1.94%	$0.15	$0.15	Aug 24, 2012

(1) Calculated as the closing price of the MEV Shares on the TSX-V on the date of grant.

No directors of MEV exercised MEV Options during the fiscal year ended December 31, 2007.

Indebtedness of Directors and Executive Officers

At no time during the fiscal year ended December 31, 2007, was any director, senior officer, proposed management nominee for election as a director of MEV or Associate of any such director, senior officer or proposed nominee is or has been indebted to MEV or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by MEV or any of its subsidiaries.

Proposed Executive Compensation

Set out below are particulars of the anticipated compensation to be paid to the three most highly compensated executive officers in addition to the proposed Chief Executive Officer and Chief Financial Officer for the 12 month period following the completion of the Acquisition.

Summary of Proposed Compensation

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	All Other Compen- sation ($)
		Salary($)	Bonus ($)	Other Annual Compens- ation ($)
					Securities Under Options Granted (#)
Alexei Marko CEO	2008	$250,000	Nil	$8,500	(1)	-
Christopher Clark CFO	2008	$200,000	Nil	$6,000	(1)	-

(1)     Stock option compensation for the executive officers has not yet been determined.

Management Agreements

As at the date of this document, agreements pertaining to the management of the business affairs of the Resulting Issuer have not yet been formalized.

Indebtedness of Directors and Officers

No director or officer of MEV, Neovasc or B-Balloon, nor any proposed director or officer of the Resulting Issuer, is indebted to MEV, Neovasc or B-Balloon.

Investor Relations Arrangements

No written or oral agreement has been reached with any person to provide promotional or investor relations services for the Company or the Resulting Issuer.

Auditors and Registrar and Transfer Agent

Our auditor is currently Grant Thornton LLP, Chartered Accountants.

C.           Board Practices

Our Directors have served in their respective capacities since their election or appointment and will serve until our next annual general meeting or until a successor is duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and our articles and bylaws. Our officers serve at the discretion of the Board.

Benefits on Termination of Employment

The Company has no compensatory plan, contract or arrangement where an executive officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of MEV or a change in responsibilities following a change in control, other than as described in this Registration Statement.

Committees of the Board of Directors

The Board has appointed an Audit Committee, Strategic Planning Committee, Governance and Nominating Committee and a Compensation Committee to date.

(a)           Audit Committee

The audit committee functions pursuant to an audit committee charter as described below:

1.           Purpose

The Audit Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities in relation to:

  the integrity of the Company’s financial statements;
  the Company’s compliance with legal and financial regulatory requirements;
  the qualifications and independence of the Company’s auditor;
  the adequacy and effectiveness of internal controls over financial reporting and disclosure controls;

  the performance of the Company’s internal audit function and independent auditor;
  preparing an audit committee report to be included in the Company’s management information circular; and
  any additional matters delegated to the Audit Committee by the Board.

2.           Members

The Board must appoint a minimum of three directors to be members of the Audit Committee. All of the members of the Audit Committee must meet the criteria for independence under applicable laws and stock exchange rules and regulations and at least a majority must be residents of Canada (so long as this is required under applicable law). In addition, every member of the Audit Committee will be financially literate and at least one member will have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. “Financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.           Responsibilities

The Audit Committee is responsible for performing the duties set out below as well as any other duties delegated to the Audit Committee by the Board:

(a)           Appointment and Review of the Auditor

The auditor is ultimately accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee evaluates and is responsible for the Company’s relationship with the auditor. Specifically, the Audit Committee:

  selects, evaluates and nominates the auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;
  reviews and approves the auditor’s engagement letter;
  after seeking and taking into account the opinions of senior management and the officer in charge of internal audit, reviews the independence, experience, qualifications and performance of the auditor, including the lead audit partner, in recommending its appointment or reappointment, including considering whether the auditor’s quality controls are adequate and the auditor’s provision of any permitted non-audit services is compatible with maintaining its independence;
  oversees the auditor’s work, including resolving any disagreements between management and the auditor regarding financial reporting;
  at least annually, obtains and reviews a report by the auditor describing its internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditor and any steps taken to deal with any such issues; and
  where appropriate, terminates the auditor.

(b)           Confirmation of the Auditor’s Independence

At least annually, and before the auditor issues its report on the Company’s annual financial statements, the Audit Committee:

  confirms that the auditor has submitted a formal written statement describing all of its relationships with the Company that in the auditor’s professional judgment may reasonably be thought to bear on its independence;
  discusses with the auditor any disclosed relationships or services that may affect its independence;
  obtains written confirmation from the auditor that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct adopted by the Canadian Institute of Chartered Accountants to which it belongs and that it is an independent public accountant with respect to the Company within the meaning of federal securities legislation; and
  confirms that the auditor has complied with applicable laws with respect to the rotation of certain members of the audit engagement team for the Company.

(c)           Pre-Approval of Non-Audit Services

The Audit Committee pre-approves the appointment of the auditor for any non-audit service to be provided to the Company or its subsidiaries, provided that it will not approve any service that is prohibited under applicable laws, rules and regulations. The Audit Committee may establish policies and procedures, that may be revised from time to time, which pre-approve the appointment of the auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more independent members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting following such pre-approval.

(d)           Communications with the Auditor

The Audit Committee has the authority to communicate directly with the auditor and will meet privately with the auditor as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Audit Committee or the auditor, including, without limitation:

  planning and staffing of the audit;
  any material written communications between the auditor and management, such as any management letter or schedule of unadjusted differences;
  whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;
  the extent to which the auditor is satisfied with the nature and scope of its examination;
  any instances of fraud or other illegal acts involving senior management of the Company;
  whether or not the auditor has received the full co-operation of senior management and other employees of the Company and whether the auditor has encountered any audit problems or difficulties in the course of its audit work, including any restrictions on the scope of the auditor’s work or access to required information and any significant disagreements with management (along with management’s response);
  the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel; and
  the items required to be communicated to the Audit Committee under the Canadian authoritative guidance or under Canadian generally accepted auditing standards.

(e)           Review of the Audit Plan

The Audit Committee discusses with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under Canadian generally accepted auditing standards. The Audit Committee reviews a summary of the auditor’s audit plan for each audit.

(f)           Review of Audit Fees

The Audit Committee determines the auditor’s fee and the terms of the auditor’s engagement. In determining the auditor’s fee, the Audit Committee considers, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Company, the size, complexity and financial condition of the Company and the extent of internal audit and other support to be provided to the auditor by the Company.

(g)           Review of Financial Statements

The Audit Committee reviews and discusses with management and the auditor the annual audited financial statements, together with the auditor’s report thereon. The Audit Committee reviews and discusses with management the interim financial statements before recommending them for approval by the Board. The Audit Committee also reviews and discusses with management and the auditor:

  management’s discussion and analysis relating to the annual audited financial statements;
  all critical accounting policies and practices used or to be used by the Company; and
  all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor.

The Audit Committee may also engage the auditor to review the interim financial statements and any reconciliation of the Company’s financial statements prior to the Audit Committee’s review of such financial statements or reconciliation.

(h)           Review of Other Financial Information

The Audit Committee:

  reviews annual and interim earnings press releases prior to their public release, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee also reviews the type and presentation of information to be included in such press releases and guidance (including the use of “pro forma” or “adjusted” non-GAAP financial measures);
  ensures that adequate procedures are in place for management’s review of all other financial information extracted or derived from the Company’s financial statements that were previously reviewed by the Audit Committee before such information is released to the public, including, without limitation, financial information or statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities, and the Audit Committee periodically assesses the adequacy of those procedures;
  reviews major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of any material control deficiencies;
  reviews analyses prepared by management and/or the auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods of the financial statements; and
  reviews the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(i)           Relations with Senior Management

The Audit Committee members meet privately with senior management as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which is not less frequently than annually to discuss any areas of concern to the Audit Committee or senior management.

(j)           Oversight of Internal Controls and Disclosure Controls

The Audit Committee reviews with senior management the adequacy of the internal controls that have been adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records. The Audit Committee reviews any special audit steps adopted in light of material weaknesses or significant deficiencies.

The Audit Committee reviews with senior management the controls and procedures that have been adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods. The Audit Committee also reviews disclosures made to it by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

(k)           Legal and Regulatory Compliance

The Audit Committee reviews with the Company’s legal counsel any legal or regulatory matters that could have a significant effect on the Company’s financial statements. It also reviews with legal counsel material inquiries received from regulators and governmental agencies and advise the Board accordingly.

(l)           Risk Assessment and Risk Management

The Audit Committee periodically reviews with senior management the Company’s guidelines and policies with respect to risk assessment and risk management, including the steps and process taken to monitor and control risks.

(m)           Taxation Matters

The Audit Committee periodically reviews with senior management the status of significant taxation matters of the Company.

(n)           Hiring Employees of the Auditor

The Audit Committee has established and will continue to maintain and monitor compliance with policies for hiring partners and employees and former partners and employees of the auditor.

4.           Complaints Procedure

The Audit Committee has established, and will continue to maintain, procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters and disclosure controls and procedures for the confidential, anonymous submission of concerns by employees of the Company regarding questionable accounting or auditing matters or disclosure controls.

5.           Reporting

The Audit Committee regularly reports to the Board on:

  the auditor’s independence;
  the performance of the auditor and the Audit Committee’s recommendations regarding its reappointment or termination;
  the performance of the internal audit function;
  the adequacy of the Company’s internal controls and disclosure controls;
  its recommendations regarding the annual and interim financial statements of the Company and any reconciliation of the Company’s financial statements, including any issues with respect to the quality or integrity of the financial statements;
  its review of the annual and interim management’s discussion and analysis;
  any issues that arise with respect to the Company’s compliance with legal and regulatory requirements; and
  all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

6.           Review and Disclosure

The Audit Committee reviews this Charter at least annually and submits it to the Board together with any proposed amendments. The Board reviews the Charter and approve such further amendments as it deems necessary and appropriate.

7.           Assessment

At least annually, the Corporate Governance Committee reviews the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

8.           Chair

Each year, the Board appoints one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair continues in office until a successor is appointed.

9.           Removal and Vacancies

Any member may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

10.         Access to Independent Counsel and Other Advisors

In carrying out its duties, the Audit Committee may retain independent counsel and any other outside advisor at the expense of the Company without Board approval at any time and has the authority to determine any such counsel’s or advisor’s fees and other retention terms. The Company also provides appropriate funding, as determined by the Audit Committee, for the payment of the compensation of the auditor, independent counsel and outside advisors and any ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

(a)           Composition of the Audit Committee

The following are the members of the Committee:

Doug Janzen (Chair)	Independent(1)	Financially literate(1)

Steven Rubin	Independent(1)	Financially literate(1)

Boaz Lifschitz	Independent(1)	Financially literate(1)

(1)     As defined by Multilateral Instrument 52-110 (“MI 52-110”).

(b)           Corporate Governance and Nominating Committee

The Corporate Governance Committee of the Company is currently composed of Steven Rubin (Chair), Dr. Jane Hsiao and Boaz Lifschitz with assistance from Chris Clark, the Company’s Chief Financial Officer. Dr. Miller and Mr. Nixon are independent directors. The Corporate Governance Committee is responsible for and make recommendations to the Board concerning the governance matters pertaining to the shareholders and the Board. The committee:

  has the specific and ongoing responsibility to review the state of the Company’s corporate governance as to quality and effectiveness and to recommend enhancements to the Board;
  reviews the role and composition of the Board and its committees and the methods and processes by which the board fulfills its duties;
  reviews the performance of the Board, its committees and the directors;
  considers Board and committee agendas and the quality of material being presented;
  establishes criteria for election and re-election as a director, thereby managing the director nomination process; and
  reviews and monitors the Company’s compliance with the TSX Venture Exchange’s or other applicable standards relating to Board responsibilities.

(c)           Compensation Committee

The Compensation Committee is composed of Dr. Jane Hsiao (Chair), Doug Janzen and Dr. William O’Neill, all of whom are independent directors. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the Company’s policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-calibre senior management resources. The committee:

  reviews the performance of the Chief Executive Officer (CEO) and succession planning for the CEO;
  reviews compensation to ensure the relationship between senior management performance and compensation is appropriate and set with reference to competitive benchmarks;

  reviews human resource matters with emphasis on overall strategy and programs relating to the recruitment, development and retention of personnel;
  reviews overall compensation programs;
  monitors succession planning for senior management; and
  approves investment policies and oversees the administration of the pension plan to ensure fiduciary obligations are met in accordance with established rules, policies and guidelines.

(d)           Employees

At the date of filing of this registration statement, we have 55 full-time employees, including five in the United States, seven in Israel and 43 in Canada. Our employees are not unionized. The Company has experienced a steady growth in staff as it has grown with the largest single change being the inclusion of the staff of B-Balloon and Neovasc.

(e)           Share Ownership

Shares

The shareholdings of our officers and directors are set forth below as of July 29, 2008.

Name and Position	Number of Common Shares (1)	Percentage of Outstanding Common Shares Owned (2)
Paul Geyer Chairman	1,104,444	6.24%
Alexei Marko President, Chief Operating Officer, and a director	44,362	0.25%
Christopher Clark Chief Financial Officer	7,935	0.04%
Douglas Janzen Director	13,937	0.08%
Steven Rubin Director	146,386	0.83%
Dr. Jane Hsiao Director	655,566	3.70%
Dr. William O’Neill Director	-	-
Boaz Lifschitz Director	-	-
TOTAL	1,936,674	10.94%

*	Less than 1%.

(1)	On a post-consolidation basis.

(2)	Based on 17,701,275 common shares issued and outstanding as of July 29, 2008.

Options

Details of the stock options held by our officers and directors are set forth below as of July 29, 2008.

Name and Position	Grant Date	Expiry Date	Exercise Price (1)	Total (1)
Paul Geyer Chairman	June 16, 2005	June 16, 2010	$0.20	20,000
Alexei Marko Chief Executive Officer, and a director	Sep. 25, 2003 Apr. 10, 2006 Jan. 31, 2007 Oct. 01. 2007	Sep. 25, 2008 Apr. 10, 2011 Jan. 31, 2012 Oct. 01. 20012	$0.20 $0.20 $0.20 $0.20	500 500 2,500 6,250
Christopher Clark Chief Financial Officer	Apr. 05, 2007 Oct. 01. 2007	Apr. 05, 2012 Oct. 01. 20012	$0.20 $0.20	2,500 3,750
Douglas Janzen Director	Jun. 09, 2005 Aug. 24, 2007	Jun. 09, 2010 Aug. 24, 2012	$0.20 $0.20	1,750 2,188
Steven Rubin Director	-	-	-	-
Dr. Jane Hsiao Director	-	-	-	-
Dr. William O’Neill Director	-	-	-	-
Boaz Lifschitz Director	-	-	-	-
TOTAL				37,968

(1)           On a post-consolidation basis.

Each option may be exercised to purchase one share of common stock of the Company at the exercise price.

Warrants

Details of the share purchase warrants held by our officers and directors are set forth below as of July 29, 2008.

Name and Position	Grant Date	Expiry Date	Exercise Price (1)	Total (1)
Paul Geyer Chairman	Jul 1, 2008	Jul 1, 2008	$5.00	38,750
Alexei Marko Chief Executive Officer, and a director	Jul 1, 2008	Jul 1, 2008	$5.00	1,550
Christopher Clark Chief Financial Officer	Jul 1, 2008	Jul 1, 2008	$5.00	1,550
Douglas Janzen Director	Nil	Nil	Nil	Nil
Steven Rubin Director	Jul 1, 2008	Jul 1, 2008	$5.00	1,550
Dr. Jane Hsiao Director	Jul 1, 2008	Jul 1, 2008	$5.00	77,500

Name and Position	Grant Date	Expiry Date	Exercise Price (1)	Total (1)
Dr. William O’Neill Director	Nil	Nil	Nil	Nil
Boaz Lifschitz Director	Nil	Nil	Nil	Nil
TOTAL				2,662,500

(1) On a post-consolidation basis.

Each warrant may be exercised to purchase one share of common stock at the exercise price.

Equity Compensation Plans

See Item 6.B.

ITEM 7           MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. To the best of our knowledge, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name and Municipality of Residence	Type of Ownership	Number of MEV Shares Owned (1)	Percentage of MEV Shares Owned (2)
Peregrine Group(3) Or Yehuda, Israel	Indirect	5,490,090	26.16%
Frost Gamma Investments Trust(4) Miami, Florida	Direct	4,519,891	21.54%
Paul Geyer(5) Burnaby, BC, Canada	Indirect	1,143,194	5.45%

(1)

For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Unless otherwise indicated, each shareholder listed has sole voting or dispositive power with respect to such common shares.

(2)	Based on 17,701,275 issued and outstanding as of July 1, 2008.

(3)

The specific entities that hold MEV Securities are Peregrine Ventures (Israel) L.P., Peregrine VC Investments L.P., The Investment Corporation of the United Mizrachi Bank, Pensionaskasse der Siemens – Gesellschaften in der Schweiz, Stiffung Fuhrungskesfte der Siemens – Gesellschaften in der Schweiz, Hamamat Incentive Incubator L.P., Peregrine VC Investments II (US Investors) L.P., Peregrine VC Investments II (Israel) L.P. and Peregrine VC Investments II (Other Investors) L.P.

(4)

Phillip Frost M.D., is the trustee of Frost Gamma Investments Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(5)

The specific entities that hold MEV Securities are Paul Geyer, Geyer Engineering Ltd, Geyer Family Trust, a registered retirement savings plan for the benefit of Paul Geyer, and PNG Enterprise Foundation.

Each of our common shares entitles the holder thereof to one vote.

Geographic Breakdown of Shareholders

As of July 25, 2008, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record
United States	2,275,772	11.65%	48
Canada	7,291,646	39.05%	82
Other	9,206,577	49.30%	45
Total (1)	18,673,995	100.00%	175

(1)	In addition, 972,720 shares were cancelled in connection with the Acquisition for a total number of issued and outstanding shares of 17,701,275.

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Transfer Agent

Our securities are recorded in registered form on the books of our transfer agent, Pacific Corporate Trust Company, located at Suite 200 – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We do not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of our knowledge, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.           Related Party Transactions

We have not entered into any material related party transactions, and no director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transaction with us, which in either such case has materially affected or will materially affect us during each of the years ended December 31, 2006, 2005 and 2004 and during the period from January 1, 2007 to the date hereof, except as listed below.

Related party transactions are recorded at the exchange amount which is the amount established and agreed on between the related parties. The exchange amount was negotiated and established and agreed to by the related parties.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2006	2005	2008	2007
Covered Stent Manufacturing
Revenue earned by the Company	$ 79,109	$ Nil	$ 4,899	$ 40,000	$ Nil
Lease and administration revenue	Nil	3,236	9,836	Nil	Nil
Staff costs plus overhead	Nil	Nil	4,967	Nil	Nil
Financial Services	29,853	26,547	20,196	Nil	6,332
Services of the President	174,242	194,391	178,600	45,843	48,598
Legal Services	105,536	74,318	97,620	29,389	5,723
Consulting Services	74,050	Nil	Nil	43,157	Nil
	As At December 31,			As At
	2007	2006	2005	March 31, 2007	December 31, 2007
Accounts receivable
Covered Stent Manufacturing	20,498	894	1,436	Nil	20,498
Accounts payable
Services of the President	11,925	Nil	Nil	17,276	11,925
Consulting Services	10,000	Nil	Nil	22,614	10,000
Legal Services	Nil	Nil	Nil	1,385	Nil

Covered Stent Contract Manufacturing

The Company performed contract manufacture services for Design and Performance (“DP”). As part of a contract with DP for the manufacture of the Covered Stent product, the Company leases an office to DP and shares some administrative staff with DP. DP is a significant shareholder in the Company. The agreement to lease office space and share administrative staff with DP was terminated on September 1, 2006.

Financial Services

In order to reduce costs, the Company contracts for the services of the Chief Financial Officer and some accounting functions from an accounting firm. A partner of that firm acts as the Chief Financial Officer of the Company.

Services of the President

The services of the President are provided to the Company by a corporation controlled by the President. The Company and the corporation have a director in common. These fees are included in general and administration expenses.

Legal Services

Legal and corporate secretarial services were provided by Axium Law Corporation. Michael Varabioff, a partner of that firm, is a director of the Company.

Consulting Services

Sales and marketing consulting services are provided by a director of the Company.

In addition:

1.

0778432 B.C. Ltd., a company controlled by Paul Geyer, purchased 5,000,000 MEV Shares (on a pre-consolidation basis) at a price of $0.20 per share pursuant to MEV’s prospectus financing which closed on April 24, 2007.

2.

Paul Geyer, through Geyer Engineering Ltd., a company owned and controlled by him, has the right to terminate his contract with MEV for CEO services upon a change of control and be paid approximately 18 months compensation (approximately $300,000). Mr. Geyer has waived this right with respect to the Acquisition and will be resigning as CEO at the Effective Time.

3.	Paul Geyer, Alexei Marko and Chris Clark expect to invest a total of $270,000 in the MEV Financing.

ITEM 8           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Registration Statement are filed under Item 17 of this Registration Statement.

Legal Proceedings

We are not a party to any material legal or arbitration proceedings nor, to our knowledge, are any such proceedings contemplated.

Neovasc’s counsel received a letter dated April 30, 2008 from counsel to Neovasc’s former CEO asserting the existence of an agreement by Neovasc to issue additional options (for 300,000 Neovasc Shares or approximately 2.4% of the fully-diluted capital) and to pay US$17,000 in exchange for his assignment and waiver of rights with respect to one of the Neovasc patents. Neovasc believes that the claim is without merit and is not material as it does not have a material patent.

Dividends

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the near future. Payment of any future dividends will be at our board of directors’ discretion after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B.           Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Registration Statement except as disclosed in this Registration Statement.

ITEM 9           THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 17,701,275 are issued and outstanding as of July 1, 2008. All shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our constituting documents.

The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.           Offer and Listing Details

Trading Markets

Our common shares have traded on the TSX Venture Exchange in Canada under the symbol NVC (formerly MEV) since November 2000. We plan to list our common shares for trading on AMEX, however, there are various listing criteria that AMEX may consider before approving the listing of our shares, including our ability to continue as a going concern, and, accordingly, there are no assurances our shares will be accepted for listing by AMEX . The following table shows the progression in the high and low closing trading prices of our common shares on the TSX Venture Exchange since January 1, 2005 on a post-consolidation basis:

	High (CDN$)	Low (CDN$)
Annual (fiscal year)
2007	$6.00	$1.95
2006	$13.00	$3.40
2005	$13.80	$4.20

Quarterly
Fiscal 2008
Second Quarter (April 1 – June 30, 2008)	$3.20	$1.60
First Quarter (January 1 – March 31, 2008)	$4.80	$1.40
Fiscal 2007
Fourth Quarter (October 1 – December 31, 2007)	$4.00	$1.80
Third Quarter (July 1 – September 30, 2007)	$3.60	$1.40
Second Quarter (April 1 – June 30, 2007)	$4.00	$3.40
First Quarter (January 1 – March 31, 2007)	$5.60	$4.00
Fiscal 2006
Fourth Quarter (October 1 - December 31, 2006)	$7.00	$3.40
Third Quarter (July 1 – September 30, 2006)	$8.40	$5.80
Second Quarter (April 1 – June 30, 2006)	$13.00	$6.60
First Quarter (January 1 – March 31, 2006)	$12.00	$8.00

Monthly
June 2008	$2.20	$1.60
May 2008	$3.20	$1.60
April 2008	$2.80	$2.20
March 2008	$3.40	$2.20
February 2008	$4.80	$2.80
January 2008	$2.20	$1.40

B.           Plan of Distribution

Not applicable.

C.           Markets

See Item 9.A.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10         ADDITIONAL INFORMATION

A.           Share Capital

Our authorized capital consists of an unlimited number of common shares without par value, of which 17,701,275 are issued and outstanding as of July 29, 2008.

The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up. All of our common shares rank equally for the payment of any dividends and distributions in the event of a windup.

The accompanying audited consolidated financial statements provide details of all of our securities issuances and the issue price per share since December 31, 2004. None of our shares are held by us or on behalf of us. A summary of our outstanding dilutive securities (convertible or exercisable into common shares) is as follows:

Stock Options

We have adopted a stock option plan, as more fully described in this Registration Statement in Item 6.E. The following table shows changes to our outstanding options over the last two fiscal years and to March 31, 2008. The information provided does not reflect the share consolidation and is before the MEV option offer.

		Weighted Average
	Options Outstanding	Exercise Price
Balance December 31, 2004	2,333,543	$0.59
Options granted	1,107,000	0.27
Options cancelled	(85,000)	0.98
Balance December 31, 2005	3,255,543	0.48
Options granted	992,634	0.35
Options exercised	(360,000)	0.15
Options cancelled	(1,025,603)	0.54
Balance December 31, 2006	2,792,574	0.45
Options granted	1,928,754	0.17
Options cancelled	(375,000)	0.51
Balance December 31, 2007	4,346,328	0.32
Options granted	50,000	0.10
Options cancelled	(200,000)	0.35
Balance March 31, 2008	4,196,328	0.30

The following table summarizes information about our stock options outstanding as of March 31, 2008:

Weighted
Number of	Number of	Average Exercise	Weighted
Options	Shares	Price	Average Exercise		Average Life
Outstanding	Exercisable	Outstanding	Price Exercisable	Expiry Date	in years

4,196,328	2,838,698	$0.30	$0.35	from May 14, 2008 to January 30, 2012	3.15 / 2.67

Warrants

Our outstanding common share purchase warrants as at March 31, 2008 are as follows. The information provided does not reflect the share consolidation and is before the MEV Warrant and Option Offer.

Number of Shares	Exercise Price	Expiry Date
19,852,356	0.25	October 24, 2008
547,110	$0.75	November 20, 2010
20,399,466

History of Share Capital

A summary of the changes to our share capital over the last three fiscal years and to March 31, 2008 are as follows:

	Shares #	Amount $	Contributed Surplus $
Balance, December 31, 2003	27,528,970	4,985,636	102,455
Issued for cash on exercise of warrants	252,494	150,052	—
Issued for cash pursuant to a private placement	6,547,422	5,850,000	—
Stock based compensation	—	—	113,104
Share issue costs net of future income taxes	—	(350,089)	—
Balance December 31, 2004	34,328,886	10,635,599	215,559
Issued for cash pursuant to a private placement
Shares	16,900,000	4,200,958	—
Warrants	—	24,042	—
Share issue costs	—	(281,865)	—
Issued as additional consideration on the
acquisition of Angiometrx	1,000,000	320,000	—
Stock based compensation	—	—	172,376
Balance December 31, 2005	52,228,886	14,898,734	387,935
Issued for cash pursuant to a private placement
Shares	18,750,000	7,500,000	—
Warrants	—	242,641	—
Share issue costs	—	(893,746)	—

	Shares #	Amount $	Contributed Surplus $
Issued for cash on exercise of options	360,000	54,000	—
Stock based compensation	—	—	203,848
Expiry of agent’s warrants	—	(193,773)	193,773
Balance December 31, 2006	71,338,886	21,607,856	785,556
Issued for cash pursuant to a private placement
Shares	38,709,110	7,741,822	—
Warrants	—	111,558	—
Share issue costs	—	(834,269)	—
Issued for cash on exercise of agent’s warrants	1,161,549	232,310	—
Stock based compensation	—	—	166,885
Expiry of agent’s warrants	—	(24,196)	24,196
Balance December 31, 2007	111,209,545	28,835,081	976,637
Stock based compensation	—	—	13,283
Expiry of agent’s warrants	—	(242,461)	242,461
Balance March 31, 2008	111,209,545	28,592,620	1,232,381

Fully Diluted Share Capital

A summary of our diluted share capital is as follows:

	December 31, 2007	March 31, 2008
Issued	111,209,545	111,209,545
Options outstanding	4,346,328	4,196,328
Warrants outstanding	30,946,966	20,399,466
Fully diluted share position	146,502,839	36,081,445

B.           Memorandum and Articles of Incorporation

1.           Objects and Purposes

We incorporated on November 2, 2000 pursuant to the Company Act (British Columbia) with incorporation number 616873. On April 19, 2002, we were continued under the CBCA with incorporation number 404811-3. Our corporate constating documents are comprised of our Certificate of Continuance (our “Certificate”) and our Articles of Continuance (our “Articles”) which we filed on April 19, 2002 with our continuation application. The CBCA does not require us to file By-law No. 1 (our “By-Laws”), but these also form part of our constating documents. On May 10, 2002, we were registered as an extraprovincial company under the Company Act (British Columbia) and received a Certificate of Registration to operate as an extraprovincial company under the Company Act (British Columbia) (our “Certificate of Registration”). A copy of our Certificate, Articles, By-laws and Certificate of Registration are filed as exhibits to this Registration Statement.

Our Articles do not specify objects, purposes or any restrictions on business that we may carry on. We are entitled under the CBCA to carry on all lawful businesses which can be carried on by a natural person.

2.           Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested.

Part 21 of the By-laws, Disclosure of Interest of Directors, specifies the duties of directors of the Company with respect to conflicts.

The By-laws specify that a director of the Company is not allowed to vote in respect of any such contract or transaction with the Company in which he is interested. A director who is, in any way, directly or indirectly, interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the CBCA.

A director of the Company shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he does his vote will not be counted. Subject to the provisions of the CBCA, the prohibitions on director voting relating to conflicts contained in the By-laws do not apply to:

(a)

any contract or transaction relating to a loan to the Company, the repayment of all or part of which a director or a specified company or a specified firm in which he has an interest has guaranteed or joined in guaranteeing;

(b)	any contract or transaction made, or to be made, with or for the benefit of an affiliated company of which a director is a director or officer;

(c)

any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly interested if all the other directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(d)	determining the remuneration of the directors in that capacity;

(e)	purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

(f)	the indemnification of any director by the Company.

The Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

In accordance with Part 4 of the By-laws, the remuneration of the directors of the Company may from time to time be determined by the directors or, if the directors so decide, by ordinary resolution of the shareholders. (Also see section above on director voting).

Borrowing powers exercisable by the directors and how such borrowing powers can be varied.

Part 20 of the By-laws addresses the borrowing powers of the directors. The borrowing powers are summarized as follows:

Subject to the provisions of the CBCA, the directors may, from time to time authorize the Company to:

(a)	borrow money on the credit of the Company;

(b)	issue, resell, sell or pledge debt obligations of the Company;

(c)	give a guarantee on behalf of the Company to secure performance of an obligation of any person;

(d)	mortgage, charge, hypothecate, pledge or otherwise create a security interest on all or any property of the Company, owned or subsequently acquired to secure any obligation of the Company; and

(e)	give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security or otherwise.

The directors may make any bonds, debenture or other debt obligations issued by the Company by their terms assignable free from any equities between the Company and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase or otherwise.

The directors may authorize the issue of any bonds, debentures or other debt obligations of the Company at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending and voting at general meetings of the Company and otherwise as the directors may determine at or before the time of issue.

Retirement or non-retirement of directors under an age limit requirement.

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

Number of Shares required for a director’s qualification.

Directors need not own any of our shares in order to qualify as a director of our Company.

3.           Rights, Preferences and Restrictions Attaching to each Class of Shares

Generally

An unlimited number of common shares of the Company are authorized.

Under the CBCA, where a corporation has only one class of shares, the rights of the holders of those shares are equal in all respects and include the rights to vote at any meeting of shareholders of the corporation, to receive any dividend declared by the corporation, and to receive the remaining property of the corporation on dissolution.

The constating documents of the Company state that there is an unlimited number of Preferred shares of the Company and the directors must pass a resolution before the issue of any Preferred shares to fix the number of those shares and the special rights, privileges, restrictions and conditions that attach to those shares. We currently do not have any Preferred shares outstanding.

Dividends

Part 12 of our By-laws, Dividends, allows that the directors may from time to time declare and authorize payment dividends, if any, as they may deem advisable and need not give notice of a declaration to any shareholder. Funds must be properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends must be conclusive. Dividends may be paid wholly or in part by the distribution of specific assets, and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation, or in any one or more such ways. The directors may also vest specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

The directors may from time to time capitalize any undistributed surplus and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus.

There is no time limit after which dividend entitlement lapses.

Voting Rights

Each of our shares is entitled to one vote on matters to which Common shares ordinarily vote, including the annual election of directors, appointment of auditors and approval of corporate changes, unless special rights and restriction have been attached to such shares. Directors automatically retire at each annual meeting, and may be elected thereat. There are no staggered directorships among our directors.

Except for voting rights attached to Preferred shares by the Company’s Board of Directors, holders of Preferred shares are not given notice of, and are not entitled to vote at any general meeting of shareholders of the Company.

Rights to Share in the Company’s Profits and Liquidation Rights

On the liquidation, dissolution, winding-up or other distribution of our assets among our shareholders, the holders of the Common shares will participate rateably in equal amount per share, without preference or distinction, in our remaining assets, subject to the rights to these funds of any holders of Preferred shares.

Holders of Preferred shares are entitled upon distribution of the Company assets or the liquidation, dissolution or winding-up of the Company to receive before any distribution to holders of Common shares, or any other shares of the Company ranking junior to them, the amount paid up with respect to each Preferred share held by them, together with a fixed premium (if any) all accrued and unpaid cumulative dividends (if any) and any declared and unpaid non-cumulative dividends (if any).

Redemption Provisions

We may, subject to special rights and restrictions attached to the shares of any class or series and the CBCA, if authorized by our directors, purchase, redeem or otherwise acquire any of our shares at the price and upon the terms specified in such resolution. A further provision outlined in our By-laws provides that we must not make payment or provide any other consideration to purchase, redeem or to otherwise acquire any of our shares if there are reasonable grounds for believing that we are either insolvent or that making such payment or providing the consideration would render us insolvent. Subject to the CBCA, any shares purchased or redeemed by the Company may be sold or, if cancelled, reissued by it, but while such shares are held by the Company it will not exercise any vote in respect of such shares and no dividend or other distribution will be paid or made. If the Company proposes to redeem some but not all of the shares of a class or series, the directors may, subject to the special rights and restrictions attached to such shares, decide the manner in which the shares to be redeemed be selected. Such selection need not be made pro rata among every shareholder.

Sinking Fund Provisions

We have no sinking fund provisions or similar obligations.

Liability to Further Capital Calls by the Company

All of our shares must, by applicable law and our By-laws, be issued as fully paid for cash, property or past services actually performed for the Company.

Any Other Discriminatory Provisions

In accordance with section 11.6 of our Bylaws, Restrictions on Transfers, while the Company is, or becomes a corporation which is not a reporting issuer as defined in the Securities Act (British Columbia), then no shares shall be transferred and entered on the register of shareholders without the previous consent of the directors expressed by a resolution of the board, and the directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

4.           Changes to Rights and Restrictions to Shares

The CBCA provides that the Company may by special resolution,

  change any maximum number of shares that the corporation is authorized to issue;

  create new classes of shares;

  reduce or increase its stated capital, if its stated capital is set out in the articles;

  change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued;

  change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series;

  divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;

  authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;

  authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series;

  revoke, diminish or enlarge any authority conferred under the previous two paragraphs;

  add, change or remove restrictions on the issue, transfer or ownership of shares; or

  add, change or remove any other provision that is permitted by the CBCA to be set out.

Under the CBCA a “special resolution” means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

The CBCA provides that a Company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the Company’s assets less it liabilities, by a special resolution or court order.

Generally, there are no significant differences between Canadian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

5.           Meetings of Shareholders

The conditions governing the manner in which annual meetings and special meetings of shareholders are convoked, including conditions of admission are described in Part 9 of the By-laws and section 131 of the CBCA. These conditions are summarized as follows:

Annual Meeting. An annual meeting of the shareholders of the Company shall be held on such day in each year and at such time as the directors may by resolution determine at any place within Canada or, if all the shareholders of the Company entitled to vote at such meeting so agree, outside Canada. An annual meeting shall not be held later than fifteen months after holding the last preceding annual meeting, but no later than six months after the end of the Company’s preceding financial year.

Special Meetings. A special meeting of the shareholders may be convened by order of the board of directors at any date and time and at any place within Canada or, if all the shareholders entitled to vote at such meeting so agree, outside Canada. Others who wish to convene a meeting may requisition to do so through the process provided under the CBCA.

Only persons having the right to vote, directors and the Company’s auditors are entitled to be present at meetings of shareholders. Strangers may be admitted only with the consent of the meeting.

Under the CBCA, a corporation must prepare an alphabetical list of its shareholders entitled to receive notice of a meeting, showing the number of shares held by each shareholder. A shareholder whose name appears on such a list is entitled to vote the shares shown opposite their name at the meeting to which the list relates. Provisions relating to proxyholders at meetings are present in the By-laws and the CBCA. Every shareholder who is present in person shall have one vote and every shareholder shall have one vote for which he is the registered holder either in person or by proxy. A shareholder holding more than one share in respect of which he is entitled to vote shall be entitled to a proxyholder, or one or more alternate proxyholders to attend, act and vote for him.

Most state corporation statues require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual meeting must be held and the percentage of shareholders required to call an annual meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6.           Rights to Own Securities

There are no limitations on the rights of persons who are not citizens of Canada to hold or vote common shares.

7.           Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

There are no provisions in our By-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

The CBCA does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company.

Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

8.           By-law Provisions Governing the Ownership Threshold Above Which Shareholder Ownership Must Be Disclosed

There are no provisions our By-laws that govern the ownership threshold above which shareholder ownership must be disclosed. There are no requirements under the CBCA to report ownership of shares, but the BC Securities Act requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those holding in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Effective January 31, 2003 all insider trading reports filed by our insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statues do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the report requirements of the Securities Exchange Act of 1934 to disclose in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.           Differences in Law

The law applicable to the Company described in the items 2 through 8 above is not significantly different from that in the host country. Small differences have been explained above within each category.

10.         Changes in the Capital of the Company

There are no conditions imposed by our Articles or By-laws that are more stringent that those required by the CBCA.

C.           Material Contracts

Terms defined in the following section are definitions intended for the following section only.

The following summarizes the material contracts of MEV, other than contracts entered into in the ordinary course of business:

1.

License Agreement between ANG and Innovation Associates Catheter Company, LLC effective March 30, 2001, and as amended April 28, 2003, June 29, 2005, and December 31, 2006, pursuant to which MEV holds an exclusive worldwide license to use, manufacture and sell products covered by the Metricath patent;

2.

Distribution Agreement between PMD and ITOCHU International Inc. (“ITOCHU”) dated October 25, 2005 pursuant to which PMD appoints ITOCHU as the exclusive distributor of various products of PMD, including PeriPatch Sheet and PeriPatch Sleeve (the “Products”) in 18 States of the United States; the agreement has an automatic renewal process unless either party gives the other party notice of its intention not to renew; PMD maintains the absolute right to establish the prices of the Products purchased by ITOCHU, and ITOCHU maintains the right to establish the prices of the Products they distribute; ITOCHU agrees not to purchase the Products from any source other than PMD; minimum purchase obligations shall be established by mutual agreement of the parties, or in the event that minimum obligations cannot be negotiated, provisions are in place to set such purchase obligations; PMD reserves the right to modify the design of the Products or discontinue manufacture of any of the Products, subject to conditions; ITOCHU must use its reasonable best efforts to promote the sale and goodwill of the Products and to meet or exceed the sales objectives present in the agreement; ITOCHU must provide and maintain at least one place of business in the United States and have staff that are thoroughly familiar with the Products; PMD will comply with all pertinent provisions of the United States Food and Drug Administration laws applicable to the manufacturing of the Products; the agreement contains provisions relating to warranty, limitation on liability, confidentiality, intellectual property and non-solicitation;

An addendum to the above agreement was signed July 17, 2007 pursuant to which the agreement was extended for an additional two years to July 17, 2009, the PeriPatch Aegis was added as a product for distribution by ITOCHU, and the territory was expanded to include all of the United States rather than 18 individual states;

3.

Letter Agreement dated May 7, 2007 between MEV and ETS Consulting ("ETS"), a company owned and controlled by Eugene Starr, a director of MEV, pursuant to which ETS provides marketing and sales consulting services to MEV for the period of June 1, 2007 through May 30, 2008; the scope of services offered by ETS to MEV includes: provision of various sessions by ETS for MEV relating to the development of sales strategies and procedures, recruitment of a USA National Sales Manager for MEV, assessments of the effectiveness of sales skills of MEV and monitoring and evaluation of MEV’s sales progress on a weekly basis; MEV agrees to pay ETS $10,000 per month for the term of the contract in addition to paying all out-of-pocket expenses associated with the contract;

4.

Letter Agreement effective March 16, 2002 between MEV and Geyer Engineering Ltd. ("GEL"), for a period of one year ending on the anniversary of the effective date; GEL is a company owned and controlled by Paul Geyer, MEV’s CEO and Chairman; under the agreement GEL provides the services of a President and Chief Executive Officer through Mr. Geyer to MEV; the engagement will be automatically renewed each year for subsequent one year terms, unless either party give at least 30 days notice to the end of the term that it does not wish to renew; MEV will pay GEL $125,000 per year for its services and additional compensation is to be agreed upon in lieu of benefits and performance bonuses; in the agreement MEV grants Paul Geyer the option to purchase 250,000 shares of MEV at a price of $0.40 per share, or such other price as is acceptable to CDNX; MEV may terminate the agreement at any time for reasons including, fraud, dishonesty, dereliction of duties, conduct detrimental to MEV and just cause; in the event of a change of control of MEV, for a period of up to six months after the change of control, on 30 days advance notice, GEL may terminate the this agreement, in which case MEV will pay GEL an amount equal to 3 months compensation hereunder for each year GEL has been engaged by MEV; GEL and Paul Geyer must sign a confidentiality agreement in a form acceptable to MEV; and

5.	Acquisition Agreement. See “Information on the Company – The Acquisition”.

D.           Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See “Taxation”.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”).

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent legal advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act prohibits implementation of the investment unless after review the Director of Investments, who is appointed by the Minster of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. Further, the acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.

For a proposed indirect acquisition that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year. The 2008 threshold is CAD$295 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on the following businesses that have been deemed to be sensitive: (i) the production of uranium and the ownership of an interest in a producing uranium property in Canada; (ii) the provision of any “financial service”; (iii) the provision of any “transportation service”; or (iv) a “cultural business”.

Certain transactions relating to common shares of the Company are exempt from the Investment Act, including

(a)	acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)

acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)

acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

E.           Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of our shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not resident in Canada, deals at arm’s length with us, holds our shares as capital property and does not use or hold our shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention (the “Treaty”) and at all relevant times, is a resident solely of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) our shares in connection with a permanent establishment or fixed base in Canada, and otherwise qualifies for the benefits of the Treaty. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other holder in special circumstances.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and our understanding of the current administrative practice of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. All U.S. Holders are advised to consult with their own tax advisors regarding their particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by us will be subject to Canadian withholding tax. The Tax Act requires a 25% withholding unless reduced under a tax treaty. Under the Treaty, provided that a holder can demonstrate that it is a qualifying U.S. Holder, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

For purposes of the following discussion, we have assumed that our shares will remain listed on an exchange that is a designated exchange for purposes of the Tax Act (which currently includes the TSXV). A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of our shares in the open market unless the shares are “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

Our shares will be taxable Canadian property to a U.S. Holder (a) if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned 25% or more of our issued shares of any class or series, or (b) in other specific circumstances, including where shares were acquired for other securities in a tax-deferred transaction.

A U.S. Holder whose shares do constitute taxable Canadian property, and who would therefore be liable for Canadian income tax under the Tax Act in respect of a capital gain realized on the disposition of our shares, may be relieved from such liability under the Treaty if the value of such shares at the time of disposition is not derived principally from real property situated in Canada. A U.S. Holder to whom Treaty relief may be relevant should consult in this regard with their own tax advisors at the relevant time.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation - Canadian Federal Income Tax Consequences” above). Accordingly, we urge holders and prospective holders of our common shares to consult their own tax advisors about the specific federal, state, local and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own our common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a dividend to the extent of such earnings and profits, they will then be treated as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for qualified dividends are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for qualified dividends for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of our voting power and value may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of our voting power and value) deduction of the United States source portion of dividends received from us (unless we qualify as a “passive foreign investment company,” as defined below). We do not anticipate that we will earn any United States income, however, and therefore we do not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to two specific classes of income: “passive income” and “general income”. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. We do not believe that we currently qualify as a foreign investment company. However, there can be no assurance that we will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. We appear to have been a PFIC for the fiscal year ended August 31, 2006, and at least certain prior fiscal years. In addition, we expect to qualify as a PFIC for the fiscal year ending August 31, 2007 and we may also qualify as a PFIC in future fiscal years. Each of our U.S. Holders is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each of our U.S. Holders who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of our stock. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat us as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which we qualify as a PFIC on his pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, we qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein) (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. Holder’s pro rata share of our post-1986 earnings and profits as of the qualification date. The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year in which we are a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his common shares as capital gain and (ii) may either avoid interest charges resulting from PFIC status altogether or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, we must provide certain information regarding our net capital gains and ordinary earnings and permit our books and records to be examined to verify such information. We intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to us. We urge each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC. Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which we qualify as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in our shares. Therefore, if such U.S. Holder reacquires an interest in us, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which we qualify as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year (i) which began after December 31, 1986, and (ii) for which we were a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if we are no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which we were a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in our common shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless our common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether our common shares are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of our shares is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to our common shares, certain adverse rules may apply in the event that we are a PFIC and any foreign corporation in which we directly or indirectly hold shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. We currently do have subsidiaries and intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of ours that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by us (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by us (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from us and does not dispose of its common shares. We strongly urge each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to our common shares while we are a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all our of shares entitled to vote or the total value of our shares is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all of our classes of shares entitled to vote (each, a “United States Shareholder”), we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of our common shares which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Included with this Registration Statement are the following consents with respect the inclusion of, or reference to, their reports in this Registration Statement:

1.

Consent of our auditors, Grant Thornton LLP, to the inclusion of their auditors’ report dated February 22, 2008, except for Note 20 which is as of April 30, 2008, on our financial statements for the years ended December 31, 2007, 2006 and 2005.

H.           Documents on Display

Exhibits attached to this Registration Statement are also available for viewing at our registered offices, Suite 3350, Four Bentall Centre,1055 Dunsmuir Street PO Box 49222, Vancouver, BC, V7X 1L2, Canada, or you may request them by calling our office at (604) 270 4344. Copies of our financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedar.com.

I.           Subsidiary Information

Not applicable.

ITEM 11         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are not currently subject to any material market risks.

ITEM 12         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depository Shares

Not applicable.

PART II

ITEM 13        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15         CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A      AUDIT COMMITTEE FINANCIAL EXPERTS

Not applicable.

ITEM 16B      CODE OF ETHICS

Not applicable.

ITEM 16C      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E      PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17         FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.	Consolidated Unaudited Interim Financial Statements of Medical Ventures Corp. (now Neovasc Inc.) for the three months ended March 31, 2008 and 2007, comprised of the following:

	(a)	Balance Sheets as at March 31, 2008 and December 31, 2007;

	(b)	Statements of Operations and Deficit for the three months ended March 31, 2008 and 2007;

	(c)	Statements of Cash Flows for the three months ended March 31, 2008 and 2007;

	(d)	Notes to Financial Statements.

2.	Consolidated Audited Financial Statements of Medical Ventures Corp. (now Neovasc Inc.) for the years ended December 31, 2007, 2006 and 2005, comprised of the following:

	(a)	Auditor’s Report of Grant Thornton LLP, Chartered Accountants;

	(b)	Balance Sheets as at December 31, 2007 and December 31, 2006;

	(c)	Statements of Operations and Deficit for the years ended December 31, 2007, 2006 and 2005;

	(d)	Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005;

	(e)	Notes to Financial Statements.

3.	Consolidated Financial Statements of Neovasc Medical Ltd. for the three years ended December 31, 2007.

4.	Consolidated Financial Statements of B-Balloon Inc. for the three years ended December 31, 2007.

5.	Pro Forma Financial Statements as of December 31, 2007.

ITEM 18         FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

UNAUDITED CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2008 AND 2007

(Expressed in Canadian Dollars)

CONTENTS

Page

Interim Consolidated Balance Sheets	1

Interim Consolidated Statements of Operations and Deficit	2

Interim Consolidated Statements of Cash Flows	3

Notes to the Interim Consolidated Financial Statements	4 – 12

MEDICAL VENTURES CORP.
Interim Consolidated Balance Sheets

	March 31,	December 31,
	2007	2007
	(Unaudited)
ASSETS

CURRENT
Cash and cash equivalents	$1,428,913	$3,242,404
Accounts receivable	378,883	568,964
Inventory (Note 6)	553,284	384,124
Prepaid expenses and other assets	147,900	18,755
	2,508,980	4,214,247
RESTRICTED CASH AND CASH EQUIVALENTS (NOTE 8)	50,000	50,000
PROPERTY AND EQUIPMENT (Note 7)	1,386,969	1,425,553
	$3,945,949	$5,689,800

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$722,410	$735,310
Current portion of long-term debt	19,881	19,559
Current portion of repayable contribution agreement	26,384	28,112
	768,675	782,981
LONG-TERM DEBT (Note 8)	436,448	441,540
REPAYABLE CONTRIBUTION AGREEMENT (Note 9)	287,798	283,959
	1,492,921	1,508,480

SHAREHOLDERS’ EQUITY

Share capital (Note 10)	28,592,620	28,835,081
Contributed surplus (Note 10)	1,232,381	976,637
Deficit	(27,371,973)	(25,630,398)
	2,453,028	4,181,320
	$3,945,949	$5,689,800

CONTINUING OPERATIONS (Note 2)
SUBSEQUENT EVENTS (Note 13)

APPROVED BY THE DIRECTORS:

(Signed) Alexei Marko
Alexei Marko, Director

(Signed) Daniel Nixon
Daniel Nixon, Director

See accompanying Notes to the Interim Consolidated Financial Statements

1

MEDICAL VENTURES CORP.
Interim Consolidated Statements of Operations and Deficit
For the three months ended March 31

	2008	2007
	(Unaudited)	(Unaudited)

SALES (Note 12)
Product sales	$404,863	$304,118
Consulting services	28,622	22,130
	433,485	326,248
COST OF SALES, including underutilized capacity of $12,579	208,260	119,551
GROSS PROFIT	225,225	206,697

EXPENSES
Selling	749,504	467,188
General and administration	538,285	509,951
Product development and clinical trials	621,745	651,920
Amortization	45,766	38,482
	1,955,300	1,667,541
LOSS BEFORE OTHER
INCOME (EXPENSES)	(1,730,075)	(1,460,844)
OTHER INCOME (EXPENSES)
Interest income	9,095	41,539
Interest on long-term debt	(7,514)	(2,878)
Accreted interest on repayable contribution agreement (Note 9)	(3,839)	-
(Gain)/loss on foreign exchange	(9,242)	2,131
	(11,500)	40,792
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(1,741,575)	(1,420,052)
DEFICIT, BEGINNING OF PERIOD	(25,630,398)	(17,900,437)
DEFICIT, END OF PERIOD	$(27,371,973)	$(19,320,489)

BASIC AND DILUTED
LOSS PER SHARE	$(0.02)	$(0.02)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	111,209,545	68,946,886

See accompanying Notes to the Interim Consolidated Financial Statements

2

MEDICAL VENTURES CORP.
Interim Consolidated Statements of Cash Flows
For the three months ended March 31

	2008	2007
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss for the period	$(1,741,575)	$(1,420,052)
Items not affecting cash
Amortization	45,766	38,482
Accreted Interest on repayable contribution agreement (Note 9)	3,839	-
Stock-based compensation	13,283	31,065
	(1,678,687)	(1,350,505)
Change in non-cash operating assets and liabilities
Accounts receivable	190,081	(32,852)
Inventory	(169,160)	22,006
Prepaid expenses and other assets	(129,145)	(69,808)
Accounts payable and accrued liabilities	(12,900)	198,420
	(1,799,811)	(1,232,739)
INVESTING ACTIVITY
Purchase of property and equipment	(7,182)	(20,818)
	(7,182)	(20,818)
FINANCING ACTIVITIES
Repayment of long-term debt	(4,770)	(5,100)
Repayment of repayable
contribution agreement	(1,728)	-
	(6,498)	(5,100)
INCREASE IN CASH	(1,813,491)	(1,258,657)
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	3,242,404	2,698,735
END OF PERIOD	$1,428,913	$1,440,078

REPRESENTED BY:
(Bank overdraft)/cash	(72,753)	591,078
Cashable guaranteed investment certificates	1,501,666	849,000
	$1,428,913	$1,440,078

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$7,514	$2,920

See accompanying Notes to the Interim Consolidated Financial Statements

3

MEDICAL VENTURES CORP.
Notes to the Interim Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007

1.	INCORPORATION AND NATURE OF BUSINESS

The Company was incorporated under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. The Company develops, manufactures and distributes medical devices and is focused on the development and commercialization of medical devices which address a clinical need in the cardiovascular marketplace.

The Company’s products include a catheter-based technology called the Metricath System as well as products using a pericardial tissue processing technology to produce a number of patch products used in cardiac reconstruction and repair.

2.	CONTINUING OPERATIONS

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with the Company’s financial statements for the year ended December 31, 2007. These interim unaudited consolidated financial statements should be read together with the audited consolidated financial statements as at December 31, 2007 and the accompanying notes included in those financial statements. For a full description of accounting policies, refer to the Company’s Annual Report for the year ended December 31, 2007. Certain information and footnote disclosure normally included in consolidated financial statements prepared under Canadian generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments necessary to present fairly the financial condition, results of operations and cash flows at March 31, 2008 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

These interim unaudited consolidated financial statements have been prepared on a going concern basis that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred operating losses of $1,741,576 and $1,420,052 for the three months ended March 31, 2008 and 2007 respectively and has a deficit of $27,371,973 as at March 31, 2008 compared to a deficit of $25,630,398 as at December 31, 2007. The Company’s ability to continue as a going concern is dependent on the profitable commercialization of its products and/or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

If the going concern basis was not appropriate for these interim unaudited consolidated financial statements, significant adjustments would be necessary to the carrying values of the Company’s assets and liabilities, reported expenses and balance sheet classifications.

3.	CHANGES IN ACCOUNTING POLICY

During the quarter, the Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1400, General Standards of Financial Statement Presentation, Handbook Section 1535, Capital Disclosures, Handbook Section 3862 Financial Instruments – Disclosure, and 3863, Financial Instruments – Presentation.

General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400, General Standards of Financial Presentation to change the guidance related to Management’s responsibility to assess the ability to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but not limited to 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

The adoption of Handbook Section 1400 did not have an impact on the Company’s financial results or position.

4

MEDICAL VENTURES CORP.
Notes to the Interim Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007

3.	CHANGES IN ACCOUNTING Policy (Continued)

Capital Disclosures

Handbook Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial information to evaluate (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

For new disclosures refer to Note 4. The adoption of Handbook Section 1535 did not have an impact on the Company’s financial results or position.

Financial Instruments – Disclosure and Presentation

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Handbook Section 3862 and 3863 place increased emphasis on disclosures about the nature and extent of the risks arising from financial instruments and how the entity manages those risks.

For new disclosures refer to Note 5. The adoption of Handbook Section 3862 and 3863 did not have an impact on the Company’s financial results or position.

4.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its businesses.

In the definition of capital the Company includes, as disclosed on its balance sheet: deficit; capital stock, and cash and cash equivalents.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, issue new debt (secured, unsecured, convertible and/or other types of available debt instruments), acquire or dispose of assets, or adjust the amount of cash or short-term investment balances.

5.	FINANCIAL INSTRUMENTS

Financial Instruments

The Company classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, long-term debt and repayable contribution agreement are classified as other financial liabilities. The Company had neither available-for- sale, nor held-to-maturity instruments as at March 31, 2008 or at December 31, 2007. Loans and receivables and other financial liabilities have been recorded at amortized cost using the effective interest rate method.

Cash Equivalents

The Company holds cashable guaranteed investment certificates (‘GIC’) returning a fixed rate of interest of 4.15%. The GIC has a maturity date of one year and matures on April 24, 2008 and is renewed annually.

5

MEDICAL VENTURES CORP.
Notes to the Interim Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007

6.	INVENTORY

	March 31	December 31,
	2008	2007
	(Unaudited)
Raw Materials	$308,662	$194,240
Work in progress	119,422	37,437
Finished goods	125,200	152,447
	$553,284	$384,124

7.	PROPERTY AND EQUIPMENT

	March 31 ,			December 31,
	2008			2007
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value
			(Unaudited)
Land	$207,347	$-	$207,347	$207,347
Building	1,013,633	132,171	881,462	890,366
Production equipment	456,174	345,276	110,898	111,411
Field assets	131,794	71,622	60,172	77,842
Computer hardware	154,682	93,082	61,600	67,304
Computer software	180,738	172,383	8,355	11,140
Office equipment, furniture and fixtures	155,334	98,199	57,135	60,143
	$2,299,702	$912,733	$1,386,969	$1,425,553

Included within Field assets at March 31, 2007 are $103,790 (December 31, 2007 - $103,790) of assets that are not currently in use and are not being amortized. Amortization on these assets will begin when the assets are brought into use.

6

MEDICAL VENTURES CORP.
Notes to the Interim Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007

8.	LONG-TERM DEBT

	March 31,	December 31,
	2008	2007
	(Unaudited)
Bank instalment loan	$456,329	$461,099
Less current portion	(19,881)	(19,559)
	$436,448	$441,540

Repayments will consist of 180 regular blended payments of $4,095 each month, including interest and principal, commencing on September 1, 2007 and ending on August 1, 2022. The loan is collateralized by a first charge over the Company’s land and buildings, a liquid security agreement of $50,000 to be held in cash equivalent investments and a general security agreement over all personal property of the business now owned and all personal property acquired in the future. The loan bears interest at prime.

Principal maturities in the next five years and thereafter are approximately as follows:

2008	$19,881
2009	21,221
2010	22,651
2011	24,178
2012	25,808
Thereafter	342,590
$456,329

7

MEDICAL VENTURES CORP.
Notes to the Interim Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007

9.	REPAYABLE CONTRIBUTION AGREEMENT

In 2003, the Company entered into an Industrial Research Assistance Program (“IRAP”) Repayable Contribution Agreement with the National Research Council of Canada (“NRC”) and received funding of $409,363. The Company agreed to repay this funding through future royalties on the gross revenues of its Metricath products at a rate of 2.1%. In the event that the Company does not generate $409,363 in royalties before July 1, 2015, the unpaid balance of the funding contribution will be forgiven. Management has determined that it is likely that royalties in excess of $409,363 will be generated over the period to July 1, 2015 from the sales of the Company’s Metricath products and as such has recorded a liability to reflect this royalty obligation as follows:

	March 31,	December 31,
	2008	2007
	(Unaudited)
Balance, beginning of year	$312,071	$403,591
Adjustment for change in accounting policy		$(100,993)
Royalties paid or accrued in the current period	(1,728)	(5,418)
Accreted interest	3,839	14,891
	314,182	312,071
Less: current portion	(26,384)	(28,112)
Balance, end of year	$287,798	$283,959

The fair value at inception of the repayable contribution agreement that does not have a market rate of interest is not equal to the cash consideration. The fair value at inception has been estimated as the present value of all future expected cash receipts discounted using the prevailing market rates of interest for a similar instrument and with a similar credit rating. Subsequent measurement of the repayable contribution agreement is at amortized net cost.

8

MEDICAL VENTURES CORP.
Notes to the Interim Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007

10.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

		Common Shares		Contributed
(b)	Issued and outstanding	Number	Amount	Surplus

	Balance, December 31, 2006	71,338,886	$21,607,856	$785,556
	Issued for cash pursuant to a private placement (i)
	Shares	38,709,110	7,741,822
	Agents warrants		111,558
	Share issue costs		(834,269)
	Issued for cash on exercise of agent's warrants (ii)	1,161,549	232,310
	Stock-based compensation			166,885
	Expiry of agent's warrants		(24,196)	24,196
	Balance, December 31, 2007	111,209,545	$28,835,081	$976,637
	Stock-based compensation			13,283
	Expiry of agent's warrants		(242,461)	242,461
	Balance, March 31, 2008 (Unaudited)	111,209,545	$28,592,620	$1,232,381

(i)

On April 24, 2007, pursuant to a public offering under a short form prospectus dated April 13, 2007, the Company issued 38,709,110 units of the Company at a price of $0.20 per unit for aggregate gross proceeds of $7,741,822. Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant entitling the holder to purchase one additional common share for every whole warrant at a price of $0.25 per share expiring on October 24, 2008. On closing, the Agents received non-transferable share purchase warrants to purchase up to 1,659,356 common shares at a price of $0.20 per share exercisable until October 24, 2008.

(ii)	On May 4, 2007, the Agent exercised 1,161,549 agent warrants at $0.20 per share for gross proceeds of $232,310.

(c)	Stock-based compensation

The Company adopted a stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the Stock Option Plan. Effective November 22, 2005, the board of directors of the Company approved an amendment to the Company's incentive Stock Option Plan to increase the number of options available for grant under the plan to 10% of the number of common shares of the Company outstanding from time to time.

Options under the Company’s Stock Option Plan granted to directors and officers vest immediately and options granted to employees vest over a three year term. The directors of the Company have discretion within the limitations set forth in the Stock Option Plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum exercise period of five years.

9

MEDICAL VENTURES CORP.
Notes to the Interim Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007

10.	SHARE CAPITAL (Continued)

The following table summarizes stock option activity for the respective periods as follows:

		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Life (years)
Options outstanding, December 31, 2005	3,255,543	$0.48	1.89
Granted	922,634	0.35	3.75
Exercised	(360,000)	0.15	-
Cancelled	(1,025,603)	0.54	-
Options outstanding, December 31, 2006	2,792,574	$0.45	2.40
Granted	1,928,754	0.17	4.51
Cancelled	(375,000)	0.51	-
Options outstanding, December 31, 2007	4,346,328	$0.32	3.29
Granted	50,000	0.10	4.81
Cancelled	(200,000)	0.35	-
Options outstanding, March 31, 2008 (Unaudited)	4,196,328	$0.30	3.15
Options exercisable, March 31, 2008 (Unaudited)	2,838,698	$0.35	2.67
Weighted average fair value of stock
options granted during the year	$0.06

The stock options expire at various dates from May 14, 2008 to January 30, 2012.

During the three months ended March 31, 2008, the Company recorded $13,283 (2007 – $31,065) compensation expense for stock-based compensation awarded to employees. The Company used the Black-Scholes option-pricing model to estimate the value of the options at each grant date using the following weighted average assumptions:

	March 31,	March 31,
	2008	2007
Dividend yield	nil	nil
Annualized volatility	82%	81%
Risk-free interest rate	4.00%	4.05%
Expected life	5 years	5 years

10

MEDICAL VENTURES CORP.
Notes to the Interim Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007

11.	RELATED PARTY TRANSACTIONS

Related party transactions are entered into in the normal course of operations and are recorded at amounts established and agreed on between the related parties.

	For the three months ended,
	March 31,
	2008	2007
Income	(Unaudited)	(Unaudited)
Contract Manufacturing	40,000	-
Expenses
Services of the CEO	$45,843	$48,598
Financial Services	-	6,332
Legal Services
General and administrative expenses	5,153	5,723
Costs related to the acquisitions (Note 13)	24,236	-
Consulting Services	43,157	-

	As at
	March 31,	December 31,
	2008	2007
Accounts Receivable	(Unaudited)
Contract Manufacturing	-	20,498
Accounts Payable
Service of the CEO	17,726	11,925
Legal Services	1,385	-
Consulting Services	22,614	10,000

(i)	Contract Manufacturing

The Company performs contract manufacturing services for a related corporation. One of the directors of this corporation is a significant shareholder in the Company.

(ii)	Services of the CEO

The services of the CEO are provided to the Company by a corporation controlled by the CEO. The Company and the corporation have a director in common. These fees are included in general and administration expenses.

(iii)	Financial Services

The Company contracted for the services of the CFO and some accounting functions from an accounting firm. A partner of that firm acted as the CFO of the Company. The agreement was terminated on September 30, 2007 and the partner resigned as CFO.

(iv)	Legal Services

Legal and corporate secretarial services were provided by a legal firm. A partner of that firm is a director of the Company.

(iv)	Consulting Services

Sales and marketing consulting services are provided by a director of the Company.

11

MEDICAL VENTURES CORP.
Notes to the Interim Consolidated Financial Statements
For the three months ended March 31, 2008 and 2007

12.	SEGMENT INFORMATION

The Company’s operations are in one business segment; the development, manufacture and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements.

All of the Company’s long-lived assets are located in Canada. The Company carries on business only in Canada, but earns revenue from sales to customers in the following geographic locations:

	For the three months ended
	March 31,
	2008	2007
SALES	(Unaudited)	(Unaudited)
Canada	$67,437 $	32,805
United States	298,008	237,361
Other	68,040	56,082
	433,485	326,248

13.	SUBSEQUENT EVENTS

Subsequent to quarter-end on April 15, the Company received an interim response to our pre-market approval (PMA) application for the Metricath Gemini (the Company’s ‘measure and treat’ balloon catheter measurement system) from the U.S. Food & Drug Administration. The response requests additional information related to clinical and non-clinical aspects of the application submitted in the fourth quarter of 2007. We are assembling the requested information with the assistance of the investigational sites that participated in the GAAME (Gemini Angioplasty and Arterial Measurement Evaluation) clinical trial. Furthermore, the FDA has successfully completed scheduled field audits of select GAAME trial sites: the Thoraxcenter in Rotterdam, Netherlands, the study’s principal investigative site; and the University of Oklahoma Medical Center, the trial’s highest enrolling U.S.-based site. The FDA also scheduled an inspection of Medical Ventures’ manufacturing and sterilization facility as part of the PMA application process. The FDA inspection was successfully completed in June. Earlier in Q1, the Company completed an annual quality manufacturing system audit and we were granted renewal of our ISO 13485:2003 approval standard.

In addition, on April 21, 2008 the Company made an offer to repurchase the outstanding warrants for common shares and to amend the outstanding options by substantially reducing their number in consideration of amending their exercise price to a nominal amount. The intention of the Offer was to reduce the fully diluted capitalization of the Company, pending completion of a previously announced transaction involving the proposed acquisitions of two Israeli medical device companies: Neovasc Medical Ltd. and B- Balloon Ltd. The proposed acquisitions (the Acquisitions) were announced in a company news release dated January 30, 2008 and the Annual and Special General Meeting of the Shareholders of the Company to approve the transaction was held on June 3, 2008. Consideration for the Acquisitions was based on the fully diluted number of shares, options and warrants of the Company outstanding on the date of closing. At the time the Offer was made, the outstanding warrants and options accounted for approximately 18 per cent of the Company’s fully diluted number of securities.

The Offer to repurchase the warrants and to amend the options was based on the value of the warrants calculated by the Company’s board of directors using a modified (discounted) Black Scholes valuation. All Insiders of the Company accepted the Offer. Insiders’ holdings represented approximately 13 per cent of the Company’s outstanding warrants and 56 per cent of the options. With this repurchase, the aggregate number of dilutive securities was be reduced by approximately 19.0 million before consolidation. Percentage ownership of current shareholders was thereby increase by approximately 3.5 per cent of the combined companies.

This Offer was conditional upon completion of the Acquisitions and was completed on the closing date of the transaction (July 1, 2008).

12

AUDITED CONSOLIDATED
 FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

CONTENTS

Page
Audit Report	1
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Deficit	3
Consolidated Statements of Cash Flows	4
Notes to the Consolidated Financial Statements	5 – 26

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

Report of independent registered public accounting firm

To the Directors of Medical Ventures Corp.

We have audited the accompanying consolidated balance sheets of Medical Ventures Corp. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

/s/ Grant Thornton LLP
Vancouver, Canada	Independent registered
February 22, 2008, except for Note 20 which is as of April 30, 2008	public accountants

Comment by independent registered public accountants for US readers on Canada-US reporting differences:

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as those discussed in Note 4, as well as when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Directors dated February 22, except for Note 20 which is as of April 30, 2008, is expressed in accordance with Canadian reporting standards, which do not require references to such change in accounting policies in the report of the independent registered public accountants when the change is properly accounted for and adequately disclosed in the financial statements, nor permit a reference to such events and conditions in the report of the independent registered public accountants when these are adequately disclosed in the financial statements.

/s/ Grant Thornton LLP
Vancouver, Canada	Independent registered
February 22, 2008, except for Note 20 which is as of April 30, 2008	public accountants

1

MEDICAL VENTURES CORP.
Consolidated Balance Sheets
As at December 31

	2007	2006

ASSETS

CURRENT
Cash and cash equivalents	$3,242,404	$2,698,735
Accounts receivable	568,964	201,082
Inventory (Note 6)	384,124	1,291,658
Prepaid expenses and deposits	18,755	88,188
	4,214,247	4,279,663
RESTRICTED CASH AND CASH EQUIVALENTS (Note 9)	50,000	50,000
PROPERTY AND EQUIPMENT (Note 7)	1,425,553	956,894
	$5,689,800	$5,286,557

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$735,310	$208,702
Current portion of long-term debt	19,559	20,400
Current portion of repayable contribution agreement	28,112	35,000
	782,981	264,102
LONG-TERM DEBT (Note 9)	441,540	160,889
REPAYABLE CONTRIBUTION AGREEMENT (Note 10)	283,959	368,591
	1,508,480	793,582

SHAREHOLDERS’ EQUITY

Share capital (Note 11)	28,835,081	21,607,856
Contributed surplus (Note 11)	976,637	785,556
Deficit	(25,630,398)	(17,900,437)
	4,181,320	4,492,975
	$5,689,800	$5,286,557

CONTINUING OPERATIONS (Note 2)
COMMITMENTS (Note 17)
CONTINGENCIES (Note 19)
SUBSEQUENT EVENTS (Note 20)

APPROVED BY THE DIRECTORS:

(Signed) Alexei Marko
Alexei Marko, Director

(Signed) Daniel Nixon
Daniel Nixon, Director

See accompanying Notes to the Audited Consolidated Financial Statements

2

MEDICAL VENTURES CORP.
Consolidated Statements of Operations and Deficit
For the years ended December 31

	2007	2006	2005

SALES (Note 18)
Product sales	$1,209,832	$903,543	$338,723
Consulting services	308,041	179,287	25,235
	1,517,873	1,082,830	363,958
COST OF SALES, including underutilized capacity of $155,888	799,593	613,219	325,008
GROSS PROFIT	718,280	469,611	38,950

EXPENSES
Selling (Note 13)	2,839,897	1,725,825	606,839
General and administration (Note 14)	2,282,283	2,256,966	2,300,708
Product development and clinical trials (Note 15)	2,744,913	1,979,291	1,715,072
Inventory write down (Note 6)	559,131	-	-
Amortization	205,451	145,501	1,169,311
	8,631,675	6,107,583	5,799,141
LOSS BEFORE OTHER
INCOME (EXPENSES)	(7,913,395)	(5,637,972)	(5,760,191)
OTHER INCOME (EXPENSES)
Interest income	165,562	179,212	34,170
Interest on long-term debt	(14,136)	(12,183)	(11,212)
Accreted interest on repayable contibution agreement (Note 10)	(14,891)	-	-
Write off of investment	-	-	(40,701)
Lease	-	-	6,276
Loss on foreign exchange	(54,094)	(13,019)	7,211
	82,441	154,010	(11,467)
NET LOSS AND COMPREHENSIVE LOSS BEFORE TAXES	(7,830,954)	(5,483,962)	(5,771,658)
FUTURE INCOME TAXES	-	-	487,244
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(7,830,954)	(5,483,962)	(6,258,902)
DEFICIT, BEGINNING OF PERIOD	(17,900,437)	(12,416,475)	(6,157,573)
ADJUSTMENT FOR CHANGE IN ACCOUNTING POLICY (Note 4)	100,993	-	-
DEFICIT, END OF PERIOD	$(25,630,398)	$(17,900,437)	$(12,416,475)

BASIC AND DILUTED
LOSS PER SHARE	$(0.08)	$(0.08)	$(0.14)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	98,724,968	68,946,886	44,317,379

See accompanying Notes to the Audited Consolidated Financial Statements

3

MEDICAL VENTURES CORP.
Consolidated Statements of Cash Flows
For the years ended December 31

	2007	2006	2005

OPERATING ACTIVITIES
Net loss for the period	$(7,830,954)	$(5,483,962)	$(6,258,902)
Items not affecting cash
Inventory write down (Note 6)	559,131	-	-
Amortization	205,451	145,501	1,169,311
Accreted Interest on repayable contribution agreement (Note 10)	14,891	-	-
Repayable contribution agreement (Note 10)	-	-	409,363
Future income taxes	-	-	487,244
Write off of investment	-	-	40,701
Stock-based compensation	166,885	203,848	172,376
	(6,884,596)	(5,134,613)	(3,979,907)
Change in non-cash operating assets and liabilities
Accounts receivable	(367,882)	(83,517)	(67,056)
Inventory	216,609	68,942	195,370
Prepaid expenses and deposits	69,433	64,741	(134,161)
Accounts payable and accrued liabilities	526,608	(58,995)	67,039
	(6,439,828)	(5,143,442)	(3,918,715)
INVESTING ACTIVITY
Purchase of property and equipment	(542,316)	(197,101)	(87,648)
	(542,316)	(197,101)	(87,648)
FINANCING ACTIVITIES
Increase in long-term debt (Note 9)	298,911	-	-
Repayment of long-term debt	(19,101)	(30,782)	(34,800)
Repayment of repayable
contribution agreement	(5,418)	(3,775)	(1,997)
Proceeds from share issuance, net of costs	7,019,111	6,848,895	3,943,135
Proceeds on exercise of agents warrants	232,310	-	-
Proceeds from exercise of stock options	-	54,000	-
	7,525,813	6,868,338	3,906,338

INCREASE IN CASH	543,669	1,527,795	(100,025)
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	2,698,735	1,170,940	1,270,965
END OF PERIOD	$3,242,404	$2,698,735	$1,170,940
REPRESENTED BY:
Cash	93,649	699,491	90,940
Cashable guaranteed investment certificates	3,148,755	1,999,244	1,080,000
	$3,242,404	$2,698,735	$1,170,940
NON CASH TRANSACTIONS
Change in Asset Use (Note 5)	131,794	-	-
Issue of Warrants (Note 11)	111,518	242,641	-

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	14,136	12,183	13,067
Income taxes paid	-	-	-

See accompanying Notes to the Audited Consolidated Financial Statements

4

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

1.	INCORPORATION AND NATURE OF BUSINESS

The Company was incorporated under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. The Company develops, manufactures and distributes medical devices and is focused on the development and commercialization of medical devices which address a clinical need in the cardiovascular marketplace.

The Company’s products include a catheter-based technology called the Metricath System as well as products using a pericardial tissue processing technology to produce a number of patch products used in cardiac reconstruction and repair.

2.	CONTINUING OPERATIONS

These audited consolidated financial statements have been prepared on a going concern basis that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred operating losses of $7,830,954, $5,483,962 and $5,771,658 for the years ended December 31, 2007, 2006 and 2005 respectively and has a deficit of $25,630,398 as at December 31, 2007 compared to a deficit of $17,900,437 as at December 31, 2006 and $12,416,475 as at December 31, 2005. The Company’s ability to continue as a going concern is dependent on the profitable commercialization of its products and/or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

If the going concern basis was not appropriate for these Audited Consolidated Financial Statements, significant adjustments would be necessary to the carrying values of the Company’s assets and liabilities, reported expenses and balance sheet classifications.

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries, PM Devices Inc., Angiometrx Inc. and Medical Ventures (US) Inc. At December 31, 2007, Medical Ventures (US) Inc. is not active. All intercompany balances and transactions have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. The recoverable amounts of accounts receivable, inventories, property and equipment and the fair value of share-based payments are the more significant items subject to estimates in these consolidated financial statements.

(c)	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the month in which such transactions occur.

5

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(d)	Revenue recognition

The Company earns revenue from three sources: product sales, research and development and design services and contract manufacturing. Revenue from these three sources are recognized as follows:

(i) Product Sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company’s facilities to the customer when the price is fixed and determinable and collection is reasonably assured.

(ii) Research and development and design contracts

Revenue from research and development and design contracts is recognized under the terms of the related contract as services are rendered and collection is reasonably assured.

(iii) Contract manufacturing

Revenue from manufacturing contracts is recognized under the terms of the shipment to customers, when the price is fixed or determinable and collection is reasonably assured.

Cash received in advance of product sales or in advance of the provision of services is recorded as deferred revenue.

(e)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of purchase. As at December 31, 2007 the Company has restricted cash of $50,000 (2006 - $50,000, 2005 - $50,000) representing security to the Company’s long-term debt (Note 9).

(f)	Inventory

Inventory is valued at the lower of cost and net realizable value for finished goods and work in progress and at the lower of cost and replacement cost for raw materials. Cost is determined on a first-in, first-out basis. Cost of finished goods and work in progress includes direct material and labour costs and an allocation of manufacturing overhead and applicable shipping and handling costs. In determining net realizable value, we consider factors such as obsolescence, future demand for inventory and contractual arrangements with customers.

(g)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization and are amortized over their estimated useful lives using the following rates and method:

Assets in the field	12 months straight line
Building	4% declining balance
Production equipment	30% declining balance
Computer hardware	30% declining balance
Computer software	100% declining balance
Office equipment, furniture and fixtures	20% declining balance

6

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(h)	Research and development

The Company is engaged in research and development. Research costs are expensed as incurred. Development costs are expensed in the period incurred, unless they meet the criteria for deferral established by Canadian GAAP. Further, in accordance with Canadian GAAP, development costs are deferred only to the extent that their recovery can reasonably be regarded as assured. Management reviews the applicable criteria on a regular basis and if the criteria are no longer met, any remaining unamortized balance is written off as a charge to income. Research and development costs are reduced by any scientific research tax credits to which the Company is entitled.

	(i)	Government assistance

Government assistance, consisting of grants and research tax credits, is recorded as a reduction of either the related expense or the cost of the asset to which it relates. The assistance is recorded in the accounts when reasonable assurance exists that the Company has complied with the terms and conditions of the approved government assistance program and when there is reasonable assurance that the assistance will be realized.

	(j)	Share capital

From time to time, the Company issues units consisting of common shares and warrants. The Company records the issuance as a whole in share capital and does not bifurcate the warrants.

	(k)	Acquisition and share issue costs

Professional, consulting, regulatory fees and other costs that are directly attributable to acquisition and financing transactions are deferred until such time as the transactions are completed. Acquisition costs are added to the cost of the acquisition. Share issue costs are charged to share capital when the related shares are issued. Costs relating to acquisition and financing transactions that are not completed are charged to operations.

	(l)	Stock-based compensation

The Company has a stock option plan as disclosed in Note 11. The Company follows the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation granted to employees and non-employees and all direct awards of stock.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options.

The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

	(m)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes assets and liabilities reflect the tax effect of differences between the carrying amount of balance sheet items and their corresponding tax values and unutilized losses carried forward. Future income tax assets are only recognized to the extent it is more likely than not that the related benefit will be realized.

7

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Earnings per share

Earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period on a diluted basis using the treasury stock method. Diluted earnings per share has not been reported as the assumed exercise of all 35,293,294 (2006 – 14,120,784, 2005 – 7,809,964) outstanding options and warrants would be anti-dilutive.

4.	CHANGES IN ACCOUNTING POLICY

Financial Instruments

Effective January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3861 Financial Instruments – Disclosure and Presentation.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP. The Company had no other comprehensive income or loss transactions during the year ended December 31, 2007 and no opening or closing balance for accumulated other comprehensive income or loss.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value upon initial recognition. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net loss. Financial instruments classified as loans and receivables, held-to- maturity or other financial liabilities are measured at amortized cost.

Under adoption of these new standards, the Company designated its cash and cash equivalents as held-for- trading. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, long-term debt and repayable contribution agreement are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the year ended December 31, 2007. The Company has valued the repayable contribution agreement at amortized cost using the effective interest rate method. There was an adjustment of $100,993 to opening retained earnings to reflect this change in measurement as required by Section 3855.

Inventories

In June 2007, the CICA issued Handbook Sections 3031 (Inventories) to replace the previous section 3030. This new section establishes Canadian GAAP for the measurement and disclosure of inventories. It provides the Canadian equivalent to International Financial Reporting Standard IAS 2, Inventories. This revision substantially aligns Canadian GAAP with IFRS although it results in some differences with current US GAAP. This Section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. An entity may apply these recommendations retroactively, with restatement, or as an adjustment to opening inventory and retained earnings for the initial period of implementation.

The Company has elected to adopt this standard early and has made adjustments to the way in which the direct labour, fixed and variable production overhead are estimated based on the normal capacity for the

8

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

facility during the year. In addition, the Company has split the cost of sales into the cost of goods sold and the underutilization of production assets.

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of CICA Handbook Section 1506, Accounting Changes ("Section 1506"). The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retroactively unless doing so is impracticable, requires prior period errors to be corrected retroactively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of Section 1506, effective December 1, 2006, has no impact on these consolidated financial statements.

5.	CHANGES IN ASSET USE

Effective April 1, 2007, the Company has amended its treatment of Metricath Consoles. These consoles were previously classified as consignment or trunk stock inventory and were included in inventory, as it was believed that the consoles would be made available for sale to customers. However, after examining the actual use of these consoles in the field, the Company no longer intends to sell them and accordingly, has reclassified these units to Property and Equipment (‘Field assets’) used in the demonstration and sale of Metricath Catheters. The expected life of these Field assets is expected to be approximately 1 year.

The impact of this change in asset use during the year was to decrease the value of inventory by $175,726, increase the cost of Field assets by $131,794, the balance of $43,932 charged to the income statement as

6.	INVENTORY

	September 30,	December 31,
	2007	2006

Materials	$194,240	$411,880
Work in progress	37,437	486,106
Finished goods	152,447	393,672
	$384,124	$1,291,658

During the second quarter, the Company undertook a comprehensive review of open work orders in work in progress and identified $106,186 of write-downs, principally related to old work orders still carrying a value in inventory, but with minimal material still on the shop floor. The net realizable value of these work orders was assessed to be lower than the carrying value on the balance sheet and the excess valuation was written down during the period.

The Company transferred certain consoles in consignment and trunk stock inventory to property and equipment (See Change in Asset Use Note 5). The Company assessed part of the value of these consoles to be lower than their carrying value and wrote them down by $43,932 prior to transferring them to property and equipment. In addition, The Company wrote down the consoles in inventory by $35,145 to their estimated net realizable value.

At year end the Company reviewed its inventory of catheters; $46,870 of these were identified as short lived catheters and unlikely to sell before their sterilization expired and a further $106,906 was deemed obsolete due to an improved tip design for the Gemini catheter. In addition, certain sub assemblies for consoles were identified and provided for, amounting to an additional $220,092 write down.

9

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

7.	PROPERTY AND EQUIPMENT

		December 31 ,
		2007
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$207,347	$-	$207,347
Building	1,013,633	123,267	890,366
Production equipment	450,920	339,509	111,411
Field assets	131,794	53,952	77,842
Computer hardware	152,750	85,446	67,304
Computer software	180,738	169,598	11,140
Office equipment, furniture and fixtures	155,334	95,191	60,143
	$2,292,516	$866,963	$1,425,553

Included within Field assets at December 31, 2007 are $103,790 (2006 - $Nil) of assets that are not currently in use and are not being amortized. Amortization on these assets will begin when the assets are brought into use.

		December 31 ,
		2006
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$207,347	$-	$207,347
Building	531,888	98,741	433,147
Production equipment	486,492	329,827	156,665
Field assets	-	-	-
Computer hardware	120,876	62,301	58,575
Computer software	161,813	130,781	31,032
Office equipment, furniture and fixtures	114,464	44,336	70,128
	$1,622,880	$665,986	$956,894

10

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

8.	INCOME TAXES

Reported income tax expense differs from the amounts computed by applying current income tax rates to the loss before income taxes due to the following:

	Year ended December 31,
	2007	2006	2005

Canadian basic statutory rate	27.0%	34.1%	34.9%

Expected income tax recovery	$(2,114,358)	$(1,870,031)	$(2,012,577)
Stock based compensation	41,800	69,512	43,837
Effect of other non-deductible expenses	8,803	1,348	1,718
Effect of rate change	1,296,019	34,340	19,314
Other	-	-	6,328
Change in valuation of allowance	767,736	1,764,831	2,428,624
Income tax expense	-	-	487,244

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company’s future tax assets are as follows:

	Year ended December 31,
	2007	2006

Future income tax assets
Capital assets	$232,277	$214,450
Non-capital loss carry forwards	5,226,133	4,704,073
Research and development expenditures	1,512,056	1,306,022
Valuation allowance for future income tax assets	(6,970,466)	(6,224,545)
Future income tax assets	-	-

As at December 31, 2007, the Company has $5,600,000 of research and development expenditures available for deduction in future tax years, with no expiry date. The Company has loss carry forward balances for income tax purposes of $18,556,000 that are available to offset future taxable income, if any, expiring at various times through to the year 2027. The Company also has investment tax credits of $1,495,000 available to offset future income taxes, if any, expiring at various times through to the year 2027.

The future tax benefit of these expenditures, losses and tax credits is ultimately subject to final determination by taxation authorities. In 2007, the Company has not recognized any future income tax assets in respect of the amounts noted.

11

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

9.	LONG-TERM DEBT

	December 31,	December 31,
	2007	2006
Bank instalment loan	$461,099	$181,289
	461,099	181,289
Less current portion	(19,559)	(20,400)
	$441,540	$160,889

Repayments will consist of 180 regular blended payments of $4,095 each month, including interest and principal, commencing on September 1, 2007 and ending on August 1, 2022. The loan is collateralized by a first charge over the Company’s land and buildings, a liquid security agreement of $50,000 to be held in cash equivalent investments and a general security agreement over all personal property of the business now owned and all personal property acquired in the future. The loan bears interest at prime.

Principal maturities in the next five years and thereafter are approximately as follows:

2008	$19,559
2009	20,878
2010	22,285
2011	23,787
2012	25,391
Thereafter	349,199
$461,099

12

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

10.	REPAYABLE CONTRIBUTION AGREEMENT

In 2003, the Company entered into an Industrial Research Assistance Program (“IRAP”) Repayable Contribution Agreement with the National Research Council of Canada (“NRC”) and received funding of $409,363. The Company agreed to repay this funding through future royalties on the gross revenues of its Metricath products at a rate of 2.1%. In the event that the Company does not generate $409,363 in royalties before July 1, 2015, the unpaid balance of the funding contribution will be forgiven. Before 2005, management considered repayment of this funding to be unlikely and therefore did not accrue any amounts related to this agreement. In 2005 however, management determined that it was likely that royalties in excess of $409,363 would be generated over the period to July 1, 2015 from the sales of the Company’s Metricath products. As such, the Company has recorded a liability to reflect this royalty obligation as follows:

	December 31,	December 31,
	2007	2006
Balance, beginning of year	$403,591	$407,366
Adjustment for change in accounting policy (Note 4)	$(100,993)	$-
Royalties paid or accrued in the current period	(5,418)	(3,775)
Accreted interest	14,891	-
	312,071	403,591
Less: current portion	(28,112)	(35,000)
Balance, end of year	$283,959	$368,591

The fair value at inception of the repayable contribution agreement that does not have a market rate of interest is not equal to the cash consideration. The fair value at inception has been estimated as the present value of all future expected cash receipts discounted using the prevailing market rates of interest for a similar instrument and with a similar credit rating. Subsequent measurement of the repayable contribution agreement is at amortized net cost.

13

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

11.	SHARE CAPITAL

	(a)	Authorized

Unlimited number of common shares without par value Unlimited number of preferred shares without par value

		Common Shares		Contributed
(b)	Issued and outstanding	Number	Amount	Surplus

	Balance, December 31, 2004	34,328,886	$10,635,599	$215,559
	Issued for cash pursuant to a private placement (i)
	Shares	16,900,000	4,200,958
	Warrants		24,042
	Share issue costs	-	(281,865)
	Issued as additional consideration on the acquisition
	of Angiometrx Inc. (ii)	1,000,000	320,000
	Stock based compensation	-	-	172,376
	Balance, December 31, 2005	52,228,886	$14,898,734	$387,935
	Issued for cash pursuant to a private placement (iii)
	Shares	18,750,000	7,500,000
	Agent warrants		242,641
	Share issue costs		(893,746)
	Issued for cash on exercise of options	360,000	54,000
	Stock-based compensation			203,848
	Expiry of agent's warrants		(193,773)	193,773
	Balance, December 31, 2006	71,338,886	$21,607,856	$785,556
	Issued for cash pursuant to a private placement (iv)
	Shares	38,709,110	7,741,822
	Agents warrants		111,558
	Share issue costs		(834,269)
	Issued for cash on exercise of agent's warrants (v)	1,161,549	232,310
	Stock-based compensation			166,885
	Expiry of agent's warrants		(24,196)	24,196
	Balance, December 31, 2007	111,209,545	$28,835,081	$976,637

(i)

Pursuant to a brokered private placement completed on June 13, 2005, the Company issued 16,900,000 common shares of the Company at a price of $0.25 per common share for aggregate gross proceeds of $4,225,000 less costs of $281,865. On closing, the Agent received non-transferable share purchase warrants to purchase up to 233,600 common shares at a price of $0.25 per share exercisable until June 13, 2007.

(ii)

In 2003, the Company acquired 100% of the shares of Angiometrx. Angiometrx’s Metricath technology was capitalized as a result of this acquisition. Total consideration for this acquisition included 1,000,000 common shares that were considered contingently issuable at the date of the acquisition. These contingently issuable shares were issued in 2005 and were recorded at $320,000 (their fair value on the date of acquisition). The issuance of these shares has been recorded as additional consideration resulting in an increase to the recorded amounts of technology.

14

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

11.	SHARE CAPITAL (Continued)

(iii)

Pursuant to a private placement completed on February 14, 2006, the Company issued 18,750,000 units of the Company at a price of $0.40 per unit for aggregate gross proceeds of $7,500,000. Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant entitling the holder to purchase one additional common share for every whole warrant at a price of $0.65 per share expiring on February 14, 2008. On closing, the Agent received non-transferable common share purchase warrants to purchase up to 1,172,500 common shares at a price of $0.455 per share exercisable until February 14, 2008.

(iv)

On April 24, 2007, pursuant to a public offering under a short form prospectus dated April 13, 2007, the Company issued 38,709,110 units of the Company at a price of $0.20 per unit for aggregate gross proceeds of $7,741,822. Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant entitling the holder to purchase one additional common share for every whole warrant at a price of $0.25 per share expiring on October 24, 2008. On closing, the Agents received non-transferable share purchase warrants to purchase up to 1,659,356 common shares at a price of $0.20 per share exercisable until October 24, 2008.

	(v)	On May 4, 2007, the Agent exercised 1,161,549 agent warrants at $0.20 per share for gross proceeds of $232,310.

(c)	Stock-based compensation

The Company adopted a stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the Stock Option Plan. Effective November 22, 2005, the board of directors of the Company approved an amendment to the Company's incentive Stock Option Plan to increase the number of options available for grant under the plan to 10% of the number of common shares of the Company outstanding from time to time.

Options under the Company’s Stock Option Plan granted to directors and officers vest immediately and options granted to employees vest over a three year term. The directors of the Company have discretion within the limitations set forth in the Stock Option Plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum exercise period of five years.

In addition, outside of the Plan, during the year ended December 31, 2000, the Company issued options to acquire 520,000 common shares at a price of $0.15 per common share. The remainder of these options were exercised during the three month period ended September 30, 2006.

15

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

11.	SHARE CAPITAL (Continued)

The following table summarizes stock option activity for the respective periods as follows:

		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Life (years)
Options outstanding, December 31, 2004	2,233,543	$0.59	1.90
Granted	1,107,000	0.27	2.50
Cancelled	(85,000)	0.98	-
Options outstanding, December 31, 2005	3,255,543	$0.48	1.89
Granted	922,634	0.35	3.75
Exercised	(360,000)	0.15	-
Cancelled	(1,025,603)	0.54	-
Options outstanding, December 31, 2006	2,792,574	$0.45	2.40
Granted	1,928,754	0.17	4.51
Cancelled	(375,000)	0.51	-
Options outstanding, December 31, 2007	4,346,328	$0.32	3.29
Options exercisable, December 31, 2007	2,926,198	$0.37	2.80

Weighted average fair value of stock
options granted during the year	$0.12

The stock options expire at various dates from January 26, 2008 to December 28, 2012.During the year ended December 31, 2007, the Company recorded $166,885 (2006 – $203,848, 2005 -$172,376) compensation expense for stock-based compensation awarded to employees. The Company used the Black-Scholes option-pricing model to estimate the value of the options at each grant date using the following weighted average assumptions:

	2007	2006	2005
Dividend yield	nil	nil	nil
Annualized volatility	82%	81%	70%
Risk-free interest rate	4.00%	4.10%	3.32%
Expected life	5 years	5 years	5 years

16

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

11.	SHARE CAPITAL (Continued)

As At December 31, 2007
Options Outstanding				Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Price	Outstanding	Life (years)	Price	Exercisable	Price
0.68	90,000	0.07 yrs	0.68	90,000	0.68
0.75	241,300	0.37 yrs	0.75	241,300	0.75
1.20	57,800	0.74 yrs	1.20	57,800	1.20
0.89	30,000	1.12 yrs	0.89	30,000	0.89
1.20	40,000	0.74 yrs	1.20	40,000	1.20
1.20	10,000	1.30 yrs	1.20	10,000	1.20
1.00	10,000	1.40 yrs	1.00	10,000	1.00
0.72	30,000	1.69 yrs	0.72	30,000	0.72
0.68	28,840	1.75 yrs	0.68	28,840	0.68
0.72	50,000	1.84 yrs	0.72	50,000	0.72
0.53	37,000	2.09 yrs	0.53	37,000	0.53
0.55	40,000	2.13 yrs	0.55	30,000	0.55
0.25	120,000	2.44 yrs	0.25	120,000	0.25
0.25	870,000	2.46 yrs	0.25	870,000	0.25
0.21	81,600	2.90 yrs	0.21	81,600	0.21
0.40	10,000	3.04 yrs	0.40	5,000	0.40
0.51	32,800	3.09 yrs	0.51	32,800	0.51
0.58	30,000	3.28 yrs	0.58	15,000	0.58
0.48	10,000	3.39 yrs	0.48	5,000	0.48
0.40	356,694	3.57 yrs	0.40	178,347	0.40
0.33	40,000	3.61 yrs	0.33	20,000	0.33
0.30	90,000	3.71 yrs	0.30	45,000	0.30
0.30	111,540	3.72 yrs	0.30	111,540	0.30
0.32	30,000	1.80 yrs	0.32	15,000	0.32
0.26	80,000	3.84 yrs	0.26	40,000	0.26
0.23	30,000	4.05 yrs	0.23	7,500	0.23
0.19	150,000	4.09 yrs	0.19	37,500	0.19
0.24	69,710	4.13 yrs	0.24	69,710	0.24
0.25	60,000	4.18 yrs	0.25	15,000	0.25
0.22	240,000	4.27 yrs	0.22	60,000	0.22
0.17	175,000	4.34 yrs	0.17	175,000	0.17
0.17	60,000	4.32 yrs	0.17	15,000	0.17
0.17	50,000	4.32 yrs	0.17	12,500	0.17
0.18	270,000	4.59 yrs	0.18	67,500	0.18
0.15	125,000	4.65 yrs	0.15	125,000	0.15
0.14	250,000	4.76 yrs	0.14	62,500	0.14
0.08	150,000	4.85 yrs	0.08	37,500	0.08
0.10	189,044	5.01 yrs	0.10	47,261	0.10
	4,346,328	3.29 yrs $	0.32	2,926,198	$ 0.37

(c)	Warrants

The following table summarizes the share warrant activity for the years ended December 31:

	2007	2006	2,005
Balance, beginning of year .	11,328,210	4,554,421	5,293,264
Issued	21,013,905	10,547,500	233,600
Exercised	(1,161,549)	-	-
Expired	(233,600)	(3,773,711)	(972,443)
Balance, end of year	30,946,966	11,328,210	4,554,421

17

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

11.	SHARE CAPITAL (Continued)

The following table summarizes the warrants outstanding and exercisable at December 31, 2007:

	Average Remaining	Weighted Average Exercise
Number Outstanding	Contractual Life	Price
547,110	2.86 yrs	0.75
9,375,000	0.12 yrs	0.65
1,172,500	0.12 yrs	0.46
19,852,356	0.82 yrs	0.25
30,946,966	0.62 yrs	$ 0.39

The Company used the Black-Scholes option pricing model to estimate the value of the agents warrants at each grant date using the following weighted average assumptions:

	2007	2006	2005
Dividend yield	nil	nil	nil
Annualized volatility	82%	81%	72%
Risk-free interest rate	4.00%	4.10%	3.32%
Expected life	5 years	5 years	5 years

12.	FINANCIAL INSTRUMENTS

	(a)	Fair value

The Company’s financial instruments include accounts receivable, accounts payable and accrued liabilities, and long-term debt, the fair values of which approximate their carrying values due to their short term to maturity or their floating interest rate.

	(b)	Foreign exchange risk

The Company undertakes transactions denominated in United States dollars and Euros and as such, is exposed to fluctuations in foreign exchange rates. The Company earns revenues in Canadian dollars, United States dollars and Euros and incurs expenses in Canadian dollars and United States dollars. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

	(c)	Interest rate risk

Interest on the Company’s long term debt is variable based on Canadian chartered bank prime. This exposes the Company to the risk of changing interest rates that may have an adverse effect on its earnings in future periods. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

	(d)	Credit risk and significant customers

Financial instruments which potentially subject the Company to credit risk consist of trade accounts receivable. The Company does not require collateral or other security for accounts receivable. The Company estimates its allowance for doubtful accounts based on analysis of specific accounts and each debtor’s payment history and prospects.

During the year ended December 31, 2007, $429,711 (2006 - $207,763, 2005 - $94,641) of revenue was derived from one customer. As at December 31, 2007, accounts receivable included $259,669 due from one customer (2006 - $41,972).

18

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

13.	SELLING

		For the years ended
		December 31,
	2007	2006	2005

Selling expense	$1,272,778	$821,039	$343,575
Wages and consulting	1,567,119	904,786	263,264
	$2,839,897	$1,725,825	$606,839

14.	GENERAL AND ADMINISTRATIVE EXPENSES

		For the years ended
		December 31,
	2007	2006	2005

Audit and accounting	$106,087	$116,671	$62,118
Insurance	85,463	90,350	67,491
Legal	97,994	49,206	61,858
Office	833,729	645,011	535,143
Regulatory	51,879	53,649	84,734
Rent	24,891	32,219	62,537
Repayments to contribution agreement	5,418	4,111	1,997
Royalties	3,673	64,549	499,818
Wages and consulting	1,073,149	1,201,200	925,012
	$2,282,283	$2,256,966	$2,300,708

15.	PRODUCT DEVELOPMENT AND CLINICAL TRIALS

		For the years ended
		December 31,
	2007	2006	2005

Clinical trials	$1,558,262	1,068,797	409,108
Other direct costs	415,067	173,905	159,015
Wages and Consulting	771,584	736,589	1,146,949
	$2,744,913	$1,979,291	$1,715,072

19

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

16.	RELATED PARTY TRANSACTIONS

Related party transactions are entered into in the normal course of operations and are recorded at amounts established and agreed on between the related parties.

		For the years ended,
		December 31,
	2007	2006	2005
Services of the CEO	$174,242	$194,391	$178,600
Contract Manufacturing
Revenue earned by the Company	79,109	-	4,899
Lease and administrative revenue	-	3,236	14,803
Financial Services	29,853	26,547	20,196
Legal Services
General and administrative expenses	30,337	22,393	54,140
Share issue costs	75,199	51,925	43,480
Consultung Services	74,050	-	-

	As at December 31
	2007	2006
Accounts Receivable
Contract Manufacturing	20,498	894
Accounts Payable
Service of the CEO	11,925	-
Consulting Services	10,000	-

(i)	Services of the CEO

The services of the CEO are provided to the Company by a corporation controlled by the CEO. The Company and the corporation have a director in common. These fees are included in general and administration expenses.

(ii)	Contract Manufacturing

The Company performs contract manufacturing services for a related corporation. One of the directors of this corporation is a significant shareholder in the Company. As part of the agreement the Company leased an office and provided administrative support to the director. The agreement to lease office space and provide administrative support was terminated on September 1, 2006.

(iii)	Financial Services

The Company contracted for the services of the CFO and some accounting functions from an accounting firm. A partner of that firm acted as the CFO of the Company. The agreement was terminated on September 30, 2007 and the partner resigned as CFO.

(iv)	Legal Services

Legal and corporate secretarial services were provided by a legal firm. A partner of that firm is a director of the Company.

(iv)	Consulting Services

Sales and marketing consulting services are provided by a director of the Company.

20

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

17.	COMMITMENTS

On March 30, 2001, Angiometrx acquired an exclusive worldwide license to develop, manufacture and sell the MetricathTM device. The Metricath device is covered by a patent in the US and related patent applications in Europe and Canada. In consideration for the license agreement, Angiometrx paid US$30,000 (CDN$47,601) in 2002.

On December 31, 2006, the agreement was amended to reduce the royalty rate to be paid by Angiometrx, to eliminate any minimum royalty payments by Angiometrx and to eliminate all royalty payments for the period from October 1, 2006 to March 31, 2007.

The royalty to be paid by Angiometrx commencing April 1, 2007 will be as follows:

  - For the period from April 1, 2007 through December 31, 2012 2% to 4% on sales of products utilizing the Metricath technology

  - For the period from January 1, 2013 to December 31, 2020 1% to 2% on sales of products utilizing the Metricath technology

After December 31, 2020, the Company has a perpetual royalty free license for the Metricath technology. During 2006, the Company paid $6,472 (2006 - $63,242, 2005 - $91,874) under this royalty agreement.

18.	SEGMENT INFORMATION

The Company’s operations are in one business segment; the development, manufacture and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements.

All of the Company’s long-lived assets are located in Canada. The Company carries on business only in Canada, but earns revenue from sales to customers in the following geographic locations:

		For the years ended
		December 31,
	2007	2006	2005
SALES
Canada	$175,651	$87,479	$84,919
United States	1,182,238	818,658	257,728
Other	159,984	176,693	21,311
	1,517,873	1,082,830	363,958

The Company's customer sales concentration is discussed in Note 12(d).

19.	CONTINGENCIES

During the year ended December 31, 2006 a former employee commenced an action against the Company seeking damages for wrongful dismissal. The Company defended its position and the defendant failed to appear at a court hearing. The case was dismissed and management believe that there is no longer a contingent liability risk.

21

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

20.	SUBSEQUENT EVENTS

On January 30, 2008, the Company signed an agreement to acquire two vascular product development companies, B-Balloon Ltd. and Neovasc Medical Ltd. The terms of the agreement provide that on closing the Company will consolidate its outstanding shares at a ratio of 1 for 20. Subsequent to the consolidation of its shares, the Company will then issue an amount of common shares and assume an amount of warrants and options from B-Balloon and Neovasc equal in total to the fully diluted number of common shares, warrants and options of the Company then outstanding to the shareholders of B-Balloon and Neovasc, such that the former shareholders of Medical Ventures, B-Balloon and Neovasc will each hold approximately one third of the fully diluted equity of Medical Ventures after the merger. As a condition of the agreement and subsequent to the issuance of the new shares, the Company will raise a minimum of $6,000,000 by issuing 1,500,000 units at $4.00 per unit. Each unit will consist of one common share of the Company and 0.62 warrants. Each whole warrant exercisable for one common share at $5.00 per share for 18 months from closing.

The acquisitions and concurrent financing are interdependent and principally subject to: TSX Venture Exchange approval; the approval of shareholders of each of the three companies; and certain Israeli government and other third party consents, as well as customary closing opinions and deliveries.

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). Material issues that could give rise to differences to these consolidated financial statements are as follows:

	a)	Stock-based compensation

Under US GAAP, effective January 1, 2006, the Company adopted FASB Statement of Accounting Standards No. 123(R), Share-Based Payment, a revision to FAS 123, Accounting for Stock-Based Compensation. FAS 123 (R) requires the Company to recognize in the income statement the grant date fair value of stock-based compensation awards granted to executive officers, directors, employees and consultants over the requisite service period, which cannot be less than the term of vesting. The Company utilizes the Black-Scholes option-pricing model to calculate the fair value of stock based compensation and amortizes the fair value to stock-based compensation expense over the vesting period. Compensation expense recognized reflects estimates of award forfeitures as discussed below.

Pursuant to the provisions of FAS 123 (R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of FAS 123 (R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006 granted prior to the adoption of FAS 123 (R) are recognized based on the provisions of FAS 123.

Under US GAAP, the Company is required to estimate the number of forfeitures over the life of each award. The Company has elected to record the actual number of forfeitures incurred. The Company has determined that the effect of estimated forfeitures upon the adoption on stock compensation expense, including the effect of estimating forfeitures on options granted, but not fully vested, prior to the adoption of FAS 123 (R), is not material.

Accordingly, on a modified prospective basis, there is no material difference in the recognition of stock- based compensation awards under Section 3870 (Canadian GAAP) and FAS 123 (R).

22

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	b)	Comprehensive loss

Under US GAAP, the Company follows FASB Statement of Accounting Standards No. 130, Reporting Comprehensive Income, which requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders’ equity that do not result from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on securities or short-term investments. There were no adjustments to the net loss, reported under US GAAP, required to reconcile to the comprehensive loss.

	c)	Future income tax assets and liabilities

Under Canadian GAAP, future income tax assets and liabilities are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in Canadian GAAP and US GAAP did not have a material effect on the financial position or the results of operations of the Company for the years ended December 31, 2007, and 2006

	d)	Additional disclosure required under US GAAP

(i) Allowance for doubtful accounts:

Under Canadian GAAP, trade receivables are presented in the consolidated financial statements net of allowance for doubtful accounts. US GAAP requires that the trade receivable allowance be separately disclosed in the consolidated financial statements as follows:

	December 31,	December 31,
	2007	2006
Trade receivables	$553,190	$195,464
Allowance for doubtful accounts	(14,388)	-
Trade receivables, net	$538,802	$195,464
Other receivables	30,162	5,618
Trade receivables, net	$568,964	$201,082

(ii)	Accounts payable and accrued liabilities

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregated basis. US GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2007	2006
Trade accounts payable	$529,765	$109,765
Employee-related accruals	109,848	40,466
Deferred Revenue	5,709	-
Other accrued liabilities	89,988	58,471
	$735,310	$208,702

23

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(iii) Stock-based compensation

As of December 31, 2007, there was $206,711 of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 1.6 years. The aggregate intrinsic value of the vested and exercisable stock options at December 31, 2007 was $750. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2007 was $Nil (2006 – $105,000, 2005 - $Nil).

(iv)

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a comprehensive model of how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company implemented FIN 48 in the first quarter of 2007 and there was no impact on deferred income tax calculations and its allowances. The Company has determined that there are no material transactions or material tax positions taken by the Company that would meet the more likely than not threshold established by FIN 48 for recognizing transactions or tax positions in financial statements.

e) Impact of differences

	December 31,	December 31,
	2007	2006
Consolidated Balance Sheets
Assets - Canadian and US GAAP basis	5,689,800	5,286,557

Liabilities - Canadian and US GAAP basis	1,508,480	793,582

Liabilities and shareholders Equity - Canadian and US	$5,689,800	$5,268,557

		For the years ended
		December 31,
	2007	2006	2005
Consolidated Statements of Operations and Deficit
Net loss and comprehensive loss under Canadian GAAP	$7,830,954	$5,483,962	$6,258,902
Transition adjustment for measurement of repayable
contribution agreement treated as a prior period
restatement for US GAAP	-	(9,473)	-
Net loss and comprehensive loss under US GAAP	7,830,954	5,474,489	6,258,902

Deficit, beginning of year under Canadian GAAP	$17,799,444	$12,416,475	$6,157,573
Transition adjustment for measurement of repayable
contribution agreement treated as a prior period
restatement for US GAAP	-	(91,520)	-
Deficit, beginning of year under US GAAP	17,799,444	12,324,955	6,157,573

Deficit, end of year under Canadian GAAP	$25,630,398	$17,900,437	$12,416,475
Transition adjustment for measurement of repayable
contribution agreement treated as a prior period
restatement for US GAAP	-	(100,993)	-
Deficit, end of year under US GAAP	25,630,398	17,799,444	12,416,475

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operations, financing and investing activities.

24

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	f)	Recently released accounting standards

United States

In December 2007, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), “Business Combinations” (“SFAS No. 141(R)”) which requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values and changes other practices under SFAS No. 141, some of which could have a material impact on how we account for business combinations. These changes include, among other things expensing acquisition costs as incurred as a component of selling, general and administrative expense. The Company presently capitalizes these acquisition costs. SFAS No. 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity’s financial statements can fully understand the nature and financial impact of a business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating what impact the adoption of SFAS No. 141 (R) will have on the Company’s consolidated financial condition, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS No. 160”) which requires entities to report non-controlling (minority) interest in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 160 is not expected to have a material impact on the Company’s consolidated financial condition, results of operations or cash flows.

In February 2007, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115,” (“SFAS No. 159”) which provides companies with an option to report selected financial assets and liabilities at their fair values. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with FASB’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 will become effective for the Company on January 1, 2008. The adoption of SFAS No. 159 is not expected to have a material impact on the Company’s consolidated financial conditions, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 except for certain non-financial assets and liabilities, which is effective for fiscal years beginning after November 15, 2008. The Company is currently evaluating what impact, if any, the adoption of SFAS No. 157 will have on its consolidated financial condition, results of operations or cash flows.

Canada

In October 2006, the AcSB approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861. These requirements are included in Section 3862, Financial Instruments - Disclosure ("Section 3862"), which replaces Section 3861, and Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed.

Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007.

Section 3862 requires disclosures, by class of financial instrument, that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including

25

MEDICAL VENTURES CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006

disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007.

The Company is currently assessing the impact that Section 3862 and Section 1535 will have on the consolidated financial statements.

In October 2006, the AcSB approved Section 3863, Financial Instruments - Presentation ("Section 3863"), which replaces Section 3861. The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863.

This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007 and is expected to have no impact on the Company's consolidated financial statements.

26

NEOVASC MEDICAL LTD.
(A Development Stage Company)

Financial Statements
as of December 31, 2007

NEOVASC MEDICAL LTD.
(A Development Stage Company)

Financial Statements
as of December 31, 2007

Table of Contents

Page
Independent Auditor's Report	2
Financial Statements
Balance Sheets	3
Statements of Income	4
Statements of Changes in Shareholders’ Equity (Deficit)	5 – 6
Statements of Cash Flows	7
Notes to the Financial Statements	8 – 20

Fahn Kanne & Co.
Head Office
Levinstein Tower
Independent Auditors' Report	23 Menachem Begin Road
Tel-Aviv 66184, ISRAEL
To the Shareholders of	P.O.B. 36172, 61361

NEOVASC MEDICAL LTD.	T +972 3 7106666
(A Development Stage Company)	F +972 3 7106660
www.gtfk.co.il

We have audited the accompanying balance sheets of Neovasc Medical Ltd. (a development stage company) (hereinafter: the "Company") as of December 31, 2007, 2006 and 2005, and the related statements of income, statements of changes in shareholders’ equity (deficit) and statements of cash flows for each of the years in the three year period ended December 31, 2007 and for the cumulative period from July 4, 2002 (date of inception) through December 31, 2007. These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, 2006 and 2005, and the results of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007 and for the cumulative period from July 4, 2002 (date of inception) through December 31, 2007, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 of the financial statements, the Company is in the development stage as defined in Statement of Financial Accounting Standard No. 7, "Accounting and Reporting by Development Stage Enterprises", has not yet generated revenues from its operations to fund its activities, and therefore the continuance of its activities as a going concern depends on the receipt of additional funding from its shareholders and investors..

"Fahn Kanne & Co." (signed)
Fahn Kanne & Co.
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 30, 2008

NEOVASC MEDICAL LTD.
(A Development Stage Company)
BALANCE SHEETS

	US dollars
	December 31,
	2007	2006	2005
A S S E T S
Current Assets
Cash and cash equivalents	973,615	138,804	84,345
Other current assets (Note 3)	559,631	190,538	84,832
Total current assets	1,533,246	329,342	169,177

Property and Equipment, Net (Note 4)	94,869	160,489	160,733
Long-Term Deposits	-	5,408	5,799
Funds in Respect of Employee Rights Upon Retirement	25,605	14,475	42,881

Total assets	1,653,720	509,714	378,590
LIABILITIES, NET OF CAPITAL DEFICIT

Current Liabilities
Accounts payable:
Trade	61,006	18,492	62,359
Other (Note 5)	178,126	180,019	143,687
Total current liabilities	239,132	198,511	206,046

Long-Term Liabilities
Liability for employee rights upon retirement	29,759	15,347	89,383
Other liability	-	45,923	42,152
Total long-term liabilities	29,759	61,270	131,535

Convertible Loans from Shareholders (Note 6)	-	1,440,916	108,980

Commitments (Note 7)
Shareholders’ Equity (Deficit) (Note 8)
Ordinary shares of NIS 0.01 par value ("Ordinary Shares"):
17,834,870 shares authorized as of December 31, 2007, 2006 and 2005;
Issued and outstanding 485,565 shares, 429,436 shares and 416,581
shares as of December 31, 2007, 2006 and 2005, respectively	874	874	874
Series A Preferred Shares of NIS 0.01 par value ("Preferred A Shares"):
300,100 shares authorized as of December 31, 2007, 2006 and 2005;
Issued and outstanding 300,100 shares as of December 31, 2007, 2006
and 2005	634	634	634
Series B Preferred Shares of NIS 0.01 par value ("Preferred B Shares"):
428,600 shares authorized as of December 31, 2007, 2006 and 2005;
Issued and outstanding 428,600 shares as of December 31, 2007, 2006
and 2005	905	905	905
Series C Preferred Shares of NIS 0.01 par value ("Preferred C Shares"):
636,430 shares authorized as of December 31, 2007, 2006 and 2005;
Issued and outstanding 623,930 shares as of December 31, 2007, 2006
and 2005	1,386	1,386	1,386
Series D1 Preferred Shares of NIS 0.01 par value ("Preferred D Shares"):
2,800,000 shares authorized as of December 31, 2007;
Issued and outstanding 2,638,591 shares as of December 31, 2007	3,202	-	-
Series D2 Preferred Shares of NIS 0.01 par value ("Preferred D Shares"):
8,000,000 shares authorized as of December 31, 2007;
Issued and outstanding 2,860,217 shares as of December 31, 2007	3,799	-	-
Additional paid in capital	7,332,400	3,134,788	3,152,567
Deferred stock-based compensation	-	-	(39,269)
Deficit accumulated during the development stage	(5,958,371)	(4,329,570)	(3,185,068)
	1,384,829	(1,190,983)	(67,971)
Total liabilities and shareholders’ equity (deficit)	1,653,720	509,714	378,590

Avi Molcho" (signed)	"Boaz Lifschitz" (signed)
CEO	Director

Date: April 30, 2008

The accompanying notes are an integral part of the financial statements.

NEOVASC MEDICAL LTD.
(A Development Stage Company)
STATEMENTS OF INCOME

			US dollars
				Cumulative
				period from
				July 4, 2002 (date
				of inception) until
	Year ended December 31,			December 31
	2007	2006	2005	2007

Research and development expenses (Note 9)	935,410	710,160	595,808	3,968,705
Marketing expenses	-	11,623	14,579	68,599

General and administrative expenses (Note 10)	532,050	335,504	257,302	1,547,590
Operating loss	1,467,460	1,057,287	867,689	5,584,894

Financial expenses (income), net	161,341	87,215	(26,096)	373,477
Loss for the period	1,628,801	1,144,502	841,593	5,958,371

The accompanying notes are an integral part of the financial statements.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

US dollars (except for share data )
	Preferred A Shares		Preferred B Shares		Preferred C Shares		Ordinary Shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital		Deferred stock-based compensation	Deficit accumulated during the development stage	Total

Changes during the
period from July 4,
2002 (date of
inception) until
December 31, 2004:
Issuance of shares	300,100	634	428,600	905	623,930	1,386	416,581	874	2,664,593	(*)	-	-	2,668,392
Capital reserve from
discount on
convertible loans	-	-	-	-	-	-	-	-	100,000		-	-	100,000
Deferred stock-based
compensation
related to share
option grants	-	-	-	-	-	-	-	-	387,974		(387,974)	-	-
Amortization of
deferred stock-based
compensation	-	-	-	-	-	-	-	-	-		282,566	-	282,566
Loss for the period	-	-	-	-	-	-	-	-	-		-	(2,343,475)	(2,343,475)
Balance as of
December 31, 2004	300,100	634	428,600	905	623,930	1,386	416,581	874	3,152,567		(105,408)	(2,343,475)	707,483

* Net of share issuance expenses.

The accompanying notes are an integral part of the financial statements.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (cont.)

US dollars (except for share data)
							Preferred
	Preferred A Shares		Preferred B Shares		Preferred C Shares		D-1 and D-2 Shares		Ordinary Shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital		Deferred stock-based compensation	Deficit accumulated during the development stage	Total

Changes during 2005:
Amortization of deferred
stock-based compensation	-	-	-	-	-	-	-	-	-	-	-		66,139	-	66,139
Loss	-	-	-	-	-	-	-	-	-	-	-		-	(841,593)	(841,593)
Balance as of
December 31, 2005	300,100	634	428,600	905	623,930	1,386	-	-	416,581	874	3,152,567		(39,269)	(3,185,068)	(67,971)

Changes during 2006:
Issuance of share capital	-	-	-	-	-	-	-	-	12,855	(***)	-		-	-	-
Reclassification of stock
based compensation	-	-	-	-	-	-	-	-	-	-	(39,269)		39,269	-	-
Amortization of deferred
stock based compensation	-	-	-	-	-	-	-	-	-	-	21,490		-	-	21,490
Loss	-	-	-	-	-	-	-	-	-	-	-		-	(1,144,502)	(1,144,502)
Balance as of
December 31, 2006	300,100	634	428,600	905	623,930	1,386	-	-	429,436	874	3,134,788		-	(4,329,570)	(1,190,983)

Changes during 2007:
Issuance of share capital	-	-	-	-	-	-	-	-	56,129	(***)	-		-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	476,366		-	-	476,366
Issuance of share capital(**)	-	-	-	-	-	-	5,498,808	7,001	-	-	3,721,246	(*)	-	-	3,728,247
Loss	-	-	-	-	-	-	-	-	-	-	-		-	(1,628,801)	(1,628,801)
Balance as of
December 31, 2007	300,100	634	428,600	905	623,930	1,386	5,498,808	7,001	485,565	874	7,332,400		-	(5,958,371)	1,384,829

*	Net of issuance expenses.
**	Including shares allotted to interested party with respect to conversation of convertible loan in an amount of US$ 1,845,035.
***	Less than US$ 1,000.

The accompanying notes are an integral part of the financial statements.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

		US dollars
				Cumulative
				period from
				July 4, 2002 (date
				of inception) until
	Year ended December 31,			December 31
	2007	2006	2005	2007

Cash flows from operating activities:
Loss for the period	(1,628,801)	(1,144,502)	(841,593)	(5,958,371)
Adjustments to reconcile loss for the period to
net cash used in operating activities:
Depreciation	29,181	29,833	29,030	113,363
Increase (decrease) in accrued severance pay	14,412	(74,036)	63,052	29,759
Amortization of deferred share compensation	476,366	21,490	66,139	978,966
Interest on convertible loan	104,118	79,710	-	195,396
Increase (decrease) in other liability	(2,056)	3,771	(2,887)	43,867
Financial expenses relating to discount on
convertible loans	-	-	-	100,000
Capital loss (income) on fixed asset	(3,949)	3,578	-	(371)

Changes in assets and liabilities:
Decrease (increase) in other current accounts	113,407	(105,315)	46,577	(82,539)
Increase (Decrease) in accounts payable – trade	42,514	(43,867)	(11,428)	61,006
Increase (decrease) in accounts payable – other	(330,893)	36,332	(95,933)	(150,874)
Net cash used in operating activities	(1,185,701)	(1,193,006)	(747,043)	(4,669,798)

Cash flows from investment activities:
Decrease in deposits	5,408	-	-	5,408
Funds in respect of employee rights upon
retirement	(11,130)	28,406	(18,046)	(25,605)
Purchase of property and equipment	(3,766)	(57,069)	(101,320)	(275,917)
Proceeds from insurance company on fixed asset	-	23,902	-	23,902
Net cash used in investment activities	(9,488)	(4,761)	(119,366)	(272,212)

Cash flows from financing activities
Issuance of shares	1,730,000	-	-	3,854,419
Convertible loans from shareholders	300,000	1,252,226	108,980	2,061,206
Net cash provided by financing activities	2,030,000	1,252,226	108,980	5,915,625

Increase (decrease) in cash and cash equivalents	834,811	54,459	(757,429)	973,615
Cash and cash equivalents at beginning of the
period	138,804	84,345	841,774	-

Cash and cash equivalents at end of the period	973,615	138,804	84,345	973,615

Supplementary information on financing activities not involving cash flows:

On December 11, 2007, all of the Company’s convertible loans were converted into Preferred D-1 shares for an amount of US$ 1,845,035.

At December 31, 2007, the balance of other accounts payable included US$ 329,292, with respect to issuance costs. The balance of other current assets included US$ 482,500 with respect to shares issued to all investors (the amount was paid after balance sheet date).

In July 2007, the company transferred a car that was included in fixed assets to an employee who left the company, against the "other long term liability" presented in the balance sheet in an amount of US$ 43,867.

The accompanying capital notes are an integral part of the consolidated financial statements.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A.

Neovasc Medical Ltd. (the "Company"), was incorporated and commenced its operations in 2002. The Company develops and commercializes cardiological instruments. Since its inception, the Company had devoted substantially all of its efforts to business planning, research and development and raising capital, and has not yet generated significant revenues. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7.

B.

The development and commercialization of the Company's product will require substantial expenditures. The Company has not yet generated revenues from its operations to fund its activities, and is therefore dependent upon external sources for financing its operations. There can be no assurance that the Company will succeed in obtaining the necessary financing to continue its operations. Since inception, the Company has suffered recurring losses in an amount of US$ 5,958,371 and has a negative operating cash flow of US$ 4,669,798. These factors raise substantial doubt about the Company's ability to continue as a going concern.

C.	The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applicable to interim statements.

D.	Risk factors

The Company has a limited operating history and faces a number of risks, including uncertainties regarding finalization of the development process, demand and market acceptance of the Company's products, the effects of technological change, competition and the development of other new products. Additionally, other risk factors also exist, such as the ability to manage growth and the effect of planned expansion of operations on the Company's future results.

In addition, the Company expects to continue incurring significant operating costs and losses in connection with the development of its products and with increased marketing efforts.

As mentioned above, the Company has not yet generated significant revenues from its operations to fund its activities, and therefore the continuance of its activities as a going concern depends on the receipt of additional funding from its shareholders and investors.

E.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A.	Functional currency and foreign currency translation

The currency of the primary economic environment in which the operations of the Company are conducted is the US dollar.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non- dollar transactions and balances are re-measured into dollars. Transaction gains and losses are reflected in net financing expenses.

B.	Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

C.	Property and equipment

1.

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated on the straight-line method over the shorter of the estimated useful life of the property or the duration of the lease.

	2.	Rates of depreciation:

%
Computers	33
Laboratory equipment	15
Furniture and office equipment	6-15
Vehicle	15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated life of the improvements.

D.	Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with FAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company has not recorded any impairment losses in the reported periods.

E.	Liability for employee rights upon retirement

The Company's liability for employee rights upon retirement with respect to its Israeli employees is calculated, pursuant to Israeli severance pay law, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds. The liability of the Company is fully provided for.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.

Convertible loans are accounted for in accordance with the provisions of EITF Issue No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features" ("EITF 98-5") and EITF Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"). Under these pronouncements and the term of the loans at the commitment dates, the Company believes that it was not required to record a beneficial conversion feature.

G.	Research and development costs

Research and development costs are expensed as incurred. Grants received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred.

H.	Recently issued accounting pronouncements

FAS No. 157 “Fair Value Measurements”

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" (“FAS 157”). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. The provisions of FAS 157 with respect to financial assets and financial liabilities are effective for fiscal years beginning after November 15, 2007, while its provisions with respect to all nonfinancial assets and nonfinancial liabilities (except those that are recognized or disclosed at fair value in the financial statements on a recurring basis) are effective for fiscal years beginning after November 15, 2008. Management does not expect the adoption of FAS 157 to have a significant effect on the Company's financial position or results of operation.

FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115”

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115” (“FAS 159”). This pronouncement permits all entities to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. FAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of FAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption of FAS 157 also. The company is currently assessing the impact of FAS No. 159, if any, on its financial position and results of operations.

FAS No. 141(R), “Business Combinations”

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations”. This Statement will replace FAS No. 141, “Business Combinations” (“FAS 141(R)”). FAS 141(R) retains the fundamental requirements of FAS 141 with respect to the implementation of the acquisition method of accounting ("the purchase method") for all business combinations and for the identification of the acquirer for each business combination. This Statement also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, how the acquirer recognizes and measures the goodwill acquired in a business combination and the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after December 15, 2008 (January 1, 2009 for the company). Early adoption of FAS 141(R) is prohibited. The Company has not yet evaluated this statement for the impact, if any, that FAS 141(R) will have on its financial position and results of operations.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Recently issued accounting pronouncements (cont.)

FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“FAS 160”). This Statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the company). Early adoption of FAS 160 is prohibited. The Company has not yet determined the impact, if any, that FAS No. 160 will have on its financial position and results of operations.

I.	Reclassifications

Certain comparative figures have been reclassified to confirm to the current years presentation.

NOTE 3 - ACCOUNTS RECEIVABLE

		US dollars
		December 31,
	2007	2006	2005

Prepaid expenses	9,793	4,514	6,562
Government of Israel – including participation in
research and development expenses	64,700	186,024	77,600
Interested party in respect of shares	482,500	-	-
Others	2,638	-	670

	559,631	190,538	84,832

NOTE 4 - PROPERTY AND EQUIPMENT, NET

Composition:

		US dollars
		December 31,
	2007	2006	2005

Computers	54,755	51,898	47,240
Laboratory equipment	43,651	43,155	42,384
Furniture and office equipment	23,522	23,822	20,714
Leasehold improvement	62,959	62,958	61,046
Vehicles	-	46,098	44,352
	184,887	227,931	215,736

Less – accumulated depreciation	(90,018)	(67,442)	(55,003)
	94,869	160,489	160,733

In the years ended December 31, 2007, 2006 and 2005, depreciation was US$ 29,181, US$ 29,833 and US$ 29,030, respectively, and additional equipment was purchased in an amount of US$ 3,766, US$ 57,069 and US$ 101,320, respectively.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 5 - ACCOUNTS PAYABLE – OTHER

	US dollars
	December 31,
	2007	2006	2005

Employees and related institutions	12,256	35,085	68,419
Related party	37,500	18,791	-
Accrued expenses	128,370	126,143	75,268
	178,126	180,019	143,687

NOTE 6 - CONVERTIBLE LOAN

In January and May 2006, the Company signed convertible loan agreements with certain shareholders and others (the "lenders"). According to the agreements, the lenders shall provide the Company an amount up to US$ 1,000,000 to be automatically converted into a new class of preferred shares, in case of a new investment based on terms stipulated in the loan agreement. The principle amount provided by the lenders bore 8%-12% annum interest. As of December 31, 2007, all of the Company’s convertible loans were converted into Preferred D-1 shares in the framework of the Series D-2 Preferred Share Purchase Agreement. The total amount of convertible loans including interest was US$ 1,845,035, which was converted into 2,638,591 Preferred D-1 shares.

NOTE 7 - COMMITMENTS

1.

The Company is committed to pay royalties to the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor on the proceeds from sales of systems resulting from research and development project in which the Office of the Chief Scientist ("OCS") participates by way of grant, at royalty rates of 3% of the cumulative amount of participation received by the Company. As of December 31, 2007, the balance of the amount received, which is subject to repayment under these royalty agreements on future sales is US$ 712,005, not including interest.

2.

The Company reached an agreement with a senior employee regarding his employment terms in case of terminating his employment agreement by one of the parties. It has been agreed that in such case, the senior employee will be granted the Company's vehicle he uses or the vehicle original cost price. In 2006, a liability for such termination cost is included among "Accounts payable – other".

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 8 - SHARE CAPITAL

A.	Rights attached to shares:

The Preferred A Shares, the Preferred B Shares, the Preferred C Shares, the Preferred D-1 Shares and the Preferred D-2 Shares (collectively, "Preferred Shares") confer upon the holders thereof all of the rights and privileges attached to the Ordinary Shares. In addition, each Preferred Share entitles its holder to the rights, preferences and privileges as set forth in the Company's Articles and certain agreements:

	1.	Liquidation preference

In the event of any liquidation, dissolution, or winding up of the Company, or in the event of any Deemed Liquidation Event, as defined in the Company's Articles (the "Articles"), or in the event of any foreclosure by creditors of the Company on substantially all assets of or equity interest in the Company, provided that such foreclosure shall remain undismissed or unstayed and in effect for a period of sixty (60) consecutive days (each, a “Realization Event”), the Available Assets as defined in the Articles shall be distributed to the Shareholders in the following order and preference:

a.

Each of the Preferred D (i.e. D-1 and D-2) Shareholders shall be entitled to receive for each Series D Preferred Share held by such holder, prior and in preference to any distribution or payment to the holders of any other classes or series of shares in the Company, its respective Original Issue Price (as defined in the Articles, and as adjusted for any Recapitalization Event with respect to such share), plus interest at the rate of eight percent (8%) per annum, compounded annually from the Original Issue Date of such Series D Preferred Share to the date of the Realization Event plus any amount equal to declared but unpaid dividends per each Series D Preferred Share (collectively, the "Series D Liquidation Preference"). Such distribution among the Preferred D Shareholders shall be made in proportion to the number of Series D Preferred Shares held by each. If the assets and funds thus distributed among the Preferred D Shareholders shall be insufficient to permit the payment in full of the Series D Liquidation Preference to the Preferred D Shareholders, then the entire assets and funds of the Company legally available for distribution shall be distributed pro rata among the Preferred D Shareholders in proportion to the Series D Liquidation Preference each such holder is otherwise entitled to receive.

b.

From any Available Assets after payment in full of the Series D Liquidation Preference to the Preferred D Shareholders, each of the Preferred C Shareholders shall be entitled to receive, on a pro-rata basis, for each Series C Preferred Share held by such holder, prior and in preference to any distribution or payment to the Preferred B Shareholders, Preferred A Shareholders and the Ordinary Shareholders, its respective Original Issue Price (as defined in the Articles, and as adjusted for any Recapitalization Event with respect to such share), plus interest at the rate of 8% (eight percent) per annum, compounded annually from the Original Issue Date of such Series C Preferred Share to the date of the Realization Event plus any amount equal to declared but unpaid dividends per each Series C Preferred Share (collectively, the "Series C Liquidation Preference"). If the assets and funds thus distributed among the Preferred C Shareholders shall be insufficient to permit the payment in full of the Series C Liquidation Preference to the Preferred C Shareholders, then the entire assets and funds of the Company legally available for distribution, if any, after giving effect to the Series D Liquidation Preference, shall be distributed pro rata among the Preferred C Shareholders in proportion to the Series C Liquidation Preference each such holder is otherwise entitled to receive.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 8 - SHARE CAPITAL (cont.)

A.	Rights attached to shares (cont.):

	1.	Liquidation preference (cont.)

c.

From any Available Assets after payment in full of the Series D Liquidation Preference and the Series C Liquidation Preference to the Series D Preferred Shareholders and the Series C Preferred Shareholders, respectively, each of the Preferred B Shareholders shall be entitled to receive, on a pro-rata basis, for each Series B Preferred Share held by such holder, prior and in preference to any distribution or payment to the Preferred A Shareholders and the Ordinary Shareholders, its respective Original Issue Price (as defined in the Articles, and as adjusted for any Recapitalization Event with respect to such share), plus interest at the rate of 8% (eight percent) per annum, compounded annually from the Original Issue Date of such Series B Preferred Share to the date of the Realization Event plus any amount equal to declared but unpaid dividends per each Series B Preferred Share (collectively, the "Series B Liquidation Preference"). If the assets and funds thus distributed among the Preferred B Shareholders shall be insufficient to permit the payment in full of the Series B Liquidation Preference to the Preferred B Shareholders, then the entire assets and funds of the Company legally available for distribution, if any, after giving effect to the Series D Liquidation Preference and the Series C Liquidation Preference, shall be distributed pro rata among the Preferred B Shareholders in proportion to the Series B Liquidation Preference each such holder is otherwise entitled to receive.

d.

From any Available Assets after payment in full of the Series D Liquidation Preference, the Series C Liquidation Preference and the Series B Liquidation Preference to the Series D Preferred Shareholders, the Series C Preferred Shareholders and the Series B Preferred Shareholders, respectively, each of the Preferred A Shareholders shall be entitled to receive, on a pro-rata basis, for each Series A Preferred Share held by such holder, prior and in preference to any payment or distribution to the Ordinary Shareholders, its respective Original Issue Price (as defined in the Articles, and as adjusted for any Recapitalization Event with respect to such share), plus interest at the rate of 8% (eight percent) per annum, compounded annually from the Original Issue Date of such Series A Preferred Share to the date of the Realization Event plus any amount equal to declared but unpaid dividends per each Series A Preferred Share (collectively, the "Series A Liquidation Preference"). If the assets and funds thus distributed among the Preferred A Shareholders shall be insufficient to permit the payment in full of the Series A Liquidation Preference to the Preferred A Shareholders, then the entire assets and funds of the Company legally available for distribution, if any, after giving effect to the Series D Liquidation Preference, the Series C Liquidation Preference and the Series B Liquidation Preference, shall be distributed pro rata among the Preferred A Shareholders in proportion to the Series A Liquidation Preference each such holder is otherwise entitled to receive.

e.

After payment in full of the Series D Liquidation Preference, the Series C Liquidation Preference, the Series B Liquidation Preference and the Series A Liquidation Preference, all remaining Available Assets, if any, shall be distributed among all of the Shareholders (Preferred Shareholders and Ordinary Shareholders) pro-rata to their respective holdings in the Company’s issued share capital on an as-converted basis.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 8 - SHARE CAPITAL (cont.)

A.	Rights attached to shares (cont.):

	2.	Conversion

(i)

Each Preferred Share shall be converted in the events set forth in the Company’s Articles into such number of fully paid and non-assessable Ordinary Shares as is determined by dividing the applicable Original Issue Price for such Preferred Share by the Conversion Price (as defined below) in effect for such Preferred Share at such time (the "Conversion Rate").

(ii)

The "Conversion Price" per Preferred Share was initially the Original Issue Price for such Preferred Share, and thereafter was and shall be adjusted in accordance with any subsequent Recapitalization Event and the anti-dilution (weighted average) adjustment, as provided in the Company’s Articles.

(iii)

The Conversion Prices and Conversion Rates of the Preferred Shares as of December 31, 2007 are as follows: Conversion Price of the Series A Preferred Shares: US$1.03; Conversion Rate of the Series A Preferred Shares: 2.0; Conversion Price of the Series B Preferred Shares: US$0.404; Conversion Rate of the Series B Preferred Shares: 1. Conversion Price of the Series C Preferred Shares: US$1.38; Conversion Rate of the Series C Preferred Shares: 2.54. Conversion Price of the Series D-1 and Series D-2 Preferred Shares: US$0.69925; Conversion Rate of the Series D-1 and Series D-2 Preferred Shares: 1.

	3.	Voting rights

Each Ordinary Share entitles the holder thereof to one vote for each such share. Each of the Preferred Shares entitles the holder thereof to one vote for each Ordinary Share into which such Preferred Share could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Ordinary Shares, and shall be entitled, notwithstanding any provision hereof, to notice of and to participate in, any General Meeting in accordance with the Company’s Articles, and shall be entitled to vote, together with holders of Ordinary Shares, with respect to any question upon which holders of Ordinary Shares have the right to vote. Notwithstanding the foregoing, in any class meeting or resolution, each Preferred Shareholder shall have one vote for each Preferred Share held by such Preferred Shareholder.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 8 - SHARE CAPITAL (cont.)

A.	Rights attached to shares (cont.):

	4.	Dividend

In the event that dividends are declared and distributed, then such dividends shall be paid to the Shareholders of issued, outstanding and fully paid-up shares as follows: (i) the Preferred D Shareholders shall receive, with respect to any Preferred D Share held by such holders, prior to and in preference to payments of dividends to any of the holders of any other classes of shares in the Company, an amount equal to the Original Issue Price thereof (as adjusted upon any Recapitalization Event) (the "Dividend D Preference Amount"); (ii) after payment in full of the Dividend D Preference Amount, each of the Preferred C Shareholders shall receive on a pro-rata basis, with respect to any Preferred C Share held by such holders, prior to and in preference to payments of dividends to any of the holders of any other classes of shares in the Company, an amount equal to the Original Issue Price thereof (as adjusted upon any Recapitalization Event) (the "Dividend C Preference Amount"); (iii) after payment in full of the Dividend C Preference Amount, each of the Preferred B Shareholders shall receive on a pro-rata basis, with respect to any Preferred B Share held by such holders, prior to and in preference to payments of dividends to any of the holders of any other classes of shares in the Company, an amount equal to the Original Issue Price thereof (as adjusted upon any Recapitalization Event) (the "Dividend B Preference Amount"); (iii) after payment in full of the Dividend B Preference Amount and the Dividend B Preference Amount, each of the Preferred A Shareholders shall receive on a pro-rata basis, with respect to any Preferred A Share held by such holders, prior to and in preference to payments of dividends to any of the holders of any other classes of shares in the Company, an amount equal to the Original Issue Price thereof (as adjusted upon any Recapitalization Event) (the "Dividend A Preference Amount"); (iv) after the payment in full of the Dividend D Preference Amount, the Dividend C Preference Amount, the Dividend B Preference Amount and the Dividend A Preference Amount, the remaining amount declared to be paid as dividend shall be paid to all Shareholders (including the Preferred Shareholders) proportionately, pari passu, as per the ratio of the number of their issued, outstanding and fully paid-up shares on an as converted basis to the total number of issued, outstanding and fully paid-up shares in the Company on an as converted basis, as of the time of the payment of the dividend.

	5.	Other Rights

The Preferred Shares confer certain pre-emptive rights and rights of first refusal (each of such rights being contingent on a certain minimum shareholding percentage), as well as certain class veto rights (in the case of the Preferred D-2 Shares only). The holders of the Preferred Shares have the right to appoint four of the Company’s six directors, with the other two directors being the Company’s CEO and an appointee of the Ordinary Shareholders. The holders of Preferred Shares also enjoy certain information rights, as well as certain registration rights.

B.

According to the Investment Agreement dated April 2002 and as of December 31, 2006, a total of approximately NIS 1.2 million was transferred to the Company against the issuance of 375 Preferred A Shares and one Gold Share of NIS 0.01 par value (such share was automatically converted into one Preferred A Share upon the issuance of the Preferred B Shares to the investors) and 4,286 Preferred B Shares. All the abovementioned Preferred A Shares and Preferred B Shares were issued.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 8 - SHARE CAPITAL (cont.)

C.

According to the Investment Agreement dated April 2002, the Company issued to Incentive Incubator LP 2,625 Preferred A Shares, out of which 2,125 were issued in respect of the investment of funds originally received by Incentive Incubator from the OCS and the balance, in the amount of 500 Series A Preferred Shares, was subscribed by Incentive Incubator in respect of the "Operation Shares" (as defined in Directive 8.3 of the General Manager of the OCS) all according to the terms and conditions set in the Investment Agreement and Incubator Agreement dated April 2002. As of December 31, 2005 Incentive Incubator LP transferred to the Company approximately US$ 639 thousand and all the 2,625 Series A Preferred Shares were issued.

D.

In September 2003, the Company issue 410,058 Ordinary Shares, 297,100 Preferred A Shares and 424,314 Preferred B Shares at their par value, to all the Company's then existing shareholders, pro-rata to such shareholders holdings in the Company.

E.

In April 2004 and August 2004, the Company entered into a Series C Preferred Shares Purchase Agreement and Series C Preferred Shares Additional Closing Agreement, respectively, pursuant to which the Company issued a total of 623,930 Preferred C Shares for a total consideration of approximately US$ 2 million. The abovementioned investment amount includes approximately US$ 400 thousand in convertible loans which were converted into Preferred C Shares all as set forth in the Series C Preferred Shares Purchase Agreement.

F.

On August 16, 2007 the Company entered into a Series D-2 Preferred Shares Purchase Agreement pursuant to which the Company issued a total of 2,860,217 Preferred D-2 Shares for a total consideration of US$ 2 million. The Company also issued warrants to purchase Preferred D-2 Shares, at the price-per-share of the D-2 investment round, i.e. $0.69925. In addition in the framework of this transaction the Company also issued a total of 2,638,591 Preferred D-1 shares for a total consideration of US$ 1,845,035 in convertible loans which were converted into Preferred D-1 Shares all as set forth in the Series D-2 Preferred Shares Purchase Agreement.

G.	Stock-based compensation

In November 2003, the Board of Directors approved the Company's 2003 Israeli Share Option Plan according to which the Company had granted, as of December 31, 2007, 778,275 options to purchase Ordinary Shares of the Company, to its employees, consultants and directors. Of these options, 71,365 were exercised and waived for shares as of December 31, 2007, and 165,664 were expired as of December 31, 2007, such that only 541,246 of such options remained outstanding as of December 31, 2007. The options granted are exercisable over a period of 10 years, unless the Board decided otherwise. Each option is exercisable into one Ordinary Share, unless the Board decided otherwise.

1.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), ("FAS 123R"), "Share-base Payment". FAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company's equity instruments or may be settled by issuance of such equity instruments. This statement requires that employee equity awards be accounted for using the grant-date fair value method. FAS 123R supersedes the Company's previous accounting for its employee stock option plans using the intrinsic value based method of accounting prescribed under Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 8 - SHARE CAPITAL (cont.)

G.	Stock-based compensation (cont.)

2.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123R. Under such transition method, the new standard has been implemented as from the first quarter of 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation.

3.

The Company has expensed compensation costs applying the straight-line vesting method. Compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement's effective date shall be recognized based on the awards' grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123, net of estimated forfeitures. Results for prior periods have not been restated as explained above. The Company intends to continue using the Black-Scholes model for option pricing. As required by FAS 123R, management has made an estimate of expected forfeitures.

During 2007, the Company granted 333,689 options to its employees, directors and consultants.

The non-cash compensation relating to options granted to employees and directors were US$ 476,366 during 2007 (of which approximately US$ 316,394 was charged to research and development expenses and approximately US$ 159,972 was charged to general and administrative expenses).

4.

The non-cash compensation relating to options granted to consultants was approximately US$ 384 thousand in 2007 and was charged to research and development expenses. As of December 31, 2007, the total unrecognized compensation cost on non-employee stock options related to unvested stock-based compensation amounted to approximately US$ 92 thousand. This cost is expected to be recognized over a weighted-average period of approximately one year.

5.

The fair value of the options (in respect of grants) – computed on the basis of the Black- Scholes option-pricing model – is approximately US$ 1.39 per option at the grant date. This value is based on the following weighted average assumptions:

Expected dividend yield of 0%; expected volatility of 50%; risk-free interest rate of 4%; and expected length of time until exercise of 9 years.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 9 - RESEARCH AND DEVELOPMENT EXPENSES

		US dollars
				Cumulative
				period from
				July 4, 2002 (date
				of inception) until
	Year ended December 31,			December 31
	2007	2006	2005	2007

Salaries and related expenses	519,909	297,372	321,865	1,860,701
Patent registrations	118,754	77,074	53,416	439,023
Subcontractors	312,564	286,194	400,067	1,521,174
Depreciation and other	96,161	163,160	213,624	859,812
	1,047,388	823,800	988,972	4,680,710

Less: Grants from the OCS	(111,978)	(113,640)	(393,164)	(712,005)

	935,410	710,160	595,808	3,968,705

NOTE 10 - GENERAL AND ADMINISTRATION EXPENSES

		US dollars
				Cumulative
				period from
				July 4, 2002 (date
				of inception) until
	Year ended December 31,			December 31
	2007	2006	2005	2007

Salaries and related expenses	216,822	119,800	152,460	536,842
Consultants	162,053	49,951	33,131	490,650
Management fees	-	-	-	23,480
Office maintenance	85,479	-	-	113,017
Depreciation and other	67,696	165,753	71,711	383,601

	532,050	335,504	257,302	1,547,590

NOTE 11 - TAXES ON INCOME

A.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Consumer Price Index (hereafter – CPI). The Company is taxed under this law.

B.	Deferred taxes

Since the Company is not certain that it will have profits enabling it to utilize the carry-forward tax losses in the foreseeable future, deferred taxes have not been provided in 2007 in respect of these losses.

C.	Carry forward losses

As of December 31, 2007, the Company has carry forward tax losses in the amount of US$ 6 million.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 12 - SUBSEQUENT EVENTS

The Company signed an agreement to be acquired, together with B-Balloon Ltd., by Medical Ventures Corp. (hereinafter: the "purchaser"). As part of the transactions, it is anticipated that the purchaser will consolidate its outstanding approximately 111 million shares (approximately 136 million, fully-diluted), at 20 old shares for one new share, such that the financing of at least C$6 million which is scheduled to occur concurrently with the acquisitions will be at a price of C$ 4.00 per share with a 0.62 warrant exercisable at C$ 5.000 per share for 18 months from closing. The purchaser expects to issue between approximately 5.8 and 6.8 million (post-consolidation) common shares for each of the Company and B-Balloon. This will bring its total capitalization to between 19 and 22 million shares, including the financing (assuming that the financing is C$6 million). The share consolidation is being done in preparation for seeking listing on the American Stock Exchange (AMEX), which has a minimum trade price qualification for listing. On completion of the acquisitions, but prior to the concurrent financing, the purchaser’s management and continuing directors will hold approximately 6% to 8% of its shares; investors in the Peregrine Group will collectively own approximately 30% to 33% and Frost Gamma Investment Trust, another approximately 18% to 22%. Pursuant to voluntary lock-ups among many of these parties, approximately 60% of the purchaser's shares will be restricted for a one-year period from closing.

The acquisition and concurrent financing are principally subject to: TSX Venture Exchange approval; the approval of shareholders of each of the three companies; and certain other Israeli government and other third party consents, as well as customary closing opinions and deliveries. Subject to all the closing conditions being met, the companies are targeting completion before the end of May, 2008.

B-BALLOON LTD.
(A Development Stage Company)

Financial Statements
as of December 31, 2007

B-BALLOON LTD.
(A Development Stage Company)

Financial Statements
as of December 31, 2007

Table of Contents

Page

Independent Auditor's Report	2
Financial Statements
Balance Sheets	3
Statements of Income	4
Statements of Changes in Shareholders’ Equity (Deficit)	5
Statements of Cash Flows	6
Notes to the Financial Statements	7 – 14

Fahn Kanne & Co.
Head Office
Levinstein Tower
Independent Auditors' Report	23 Menachem Begin Road
Tel-Aviv 66184, ISRAEL
To the Shareholders of	P.O.B. 36172, 61361

B-BALLOON LTD.	T +972 3 7106666
(A Development Stage Company)	F +972 3 7106660
www.gtfk.co.il

We have audited the accompanying balance sheets of B-Balloon Ltd. (a development stage company) (hereinafter: the "Company") as of December 31, 2007, 2006 and 2005, and the related statements of income, statements of changes in shareholders’ equity (deficit) and statements of cash flows for each of the years in the three year period ended December 31, 2007 and for the cumulative period from April 1, 2004 (date of commencement of operations) through December 31, 2007. These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, 2006 and 2005, and the results of operations, changes in shareholders’ equity (deficit) and cash flows for each of the years in the three year period ended December 31, 2007 and for the cumulative period from April 1, 2004 (date of commencement of operations) through December 31, 2007, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 of the financial statements, the Company is in the development stage as defined in Statement of Financial Accounting Standard No. 7, "Accounting and Reporting by Development Stage Enterprises", has not yet generated revenues from its operations to fund its activities, and therefore the continuance of its activities as a going concern depends on the receipt of additional funding from its shareholders and investors..

"Fahn Kanne & Co." (signed)
Fahn Kanne & Co.
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 30, 2008

B-BALLOON LTD.
(A Development Stage Company)

BALANCE SHEETS

		US dollars
		December 31,
	2007	2006	2005
A S S E T S
Current Assets
Cash and cash equivalents	24,350	91,302	22,727
Short-term bank deposits	18,239	24,423	-
Other current assets	119,938	21,172	8,741
	162,527	136,897	31,468

Property and Equipment, net (Note 3)	52,806	29,212	12,246

Funds in Respect of Employee Rights Upon Retirement	19,834	6,876	9,074

Total assets	235,167	172,985	52,788

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Convertible loans from related parties (Note 4)	-	769,000	-
Accounts payable	20,105	18,895	8,492
Other current liabilities	97,208	50,110	24,965
	117,313	838,005	33,457

Liability for Employee Rights Upon Retirement	32,672	19,184	10,768

Commitments (Note 5)

Shareholders’ Equity (Deficit) (Note 6)	85,182	(684,204)	8,563

Total liabilities and shareholders’ equity (deficit)	235,167	172,985	52,788

"Lior Shahory" (signed)	"Eyal Sandach" (signed)
Director	CEO

Date: April 30, 2008

The accompanying notes are an integral part of the financial statements.

B-BALLOON LTD.
(A Development Stage Company)

STATEMENTS OF INCOME

	US dollars
					Cumulative
					period from
					April 1, 2004(*)
	Year ended December 31,				until December 31
	2007		2006	2005	2007

Research and development expenses (Note 7)	815,429		547,399	275,458	1,842,925
Marketing, administrative and general expenses
(Note 8)	272,533		180,923	66,551	520,007
Operating loss	1,087,962		728,322	342,009	2,362,932

Financial expenses, net	298,253	(**)	31,280	5,039	337,176	(**)
Loss for the period	1,386,215		759,602	347,048	2,700,108

(*)	See Note 1B.

(**)	Including beneficial conversion feature on convertible loans in an amount of US$ 270,328.

The accompanying notes are an integral part of the financial statements.

B-BALLOON LTD.
(A Development Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	US dollars
				Total
	Share	Additional	Accumulated	shareholders'
	capital	paid in capital	deficit	equity

Changes during the period from April 1, 2004(*)
until December 31, 2004:
Issuance of share capital	1,154	325,339	-	326,493
Loss	-	-	(207,243)	(207,243)
Balance as of December 31, 2004	1,154	325,339	(207,243)	119,250

Changes during 2005:
Issuance of share capital	975	235,386	-	236,361
Loss	-	-	(347,048)	(347,048)
Balance as of December 31, 2005	2,129	560,725	(554,291)	8,563

Changes during 2006:
Issuance of share capital	-	66,835	-	66,835
Loss	-	-	(759,602)	(759,602)
Balance as of December 31, 2006	2,129	627,560	(1,313,893)	(684,204)

Changes during 2007:
Issuance of preferred B shares	784	2,154,817	-	2,155,601
Loss	-	-	(1,386,215)	(1,386,215)
Balance as of December 31, 2007	2,913	2,782,377	(2,700,108)	85,182

(*) See Note 1B.

The accompanying capital notes are an integral part of the consolidated financial statements.

B-BALLOON LTD.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	US dollars
				Cumulative
				period from
				April 1, 2004(*)
	Year ended December 31,			until December 31
	2007	2006	2005	2007
Cash flows from operating activities:
Loss for the period	(1,386,215)	(759,602)	(347,048)	(2,700,108)
Depreciation	11,800	7,828	5,339	27,380
Increase other current assets	(98,766)	(12,431)	963	(119,938)
Increase in accounts payable and other current
liabilities	48,308	35,548	4,181	117,313
Convertible loans	302,361	19,000	-	321,361
Increase in liability for employee rights upon
retirement	13,488	8,416	10,768	32,672
Net cash used in operating activities	(1,109,024)	(701,241)	(325,797)	2,321,320

Cash flows from investing activities:
Increase in funds in respect of employee rights
upon retirement, net of withdrawals	(12,958)	2,198	(9,074)	(19,834)
Capital expenditures	(35,394)	(24,794)	(4,833)	(80,186)
Short-term bank deposits, net	6,184	(24,423)	-	(18,239)
Net cash used in investment activities	(42,168)	(47,019)	(13,907)	(118,259)

Cash flows from financing activities
Convertible loans	250,000	750,000	-	1,000,000
Issuance of capital shares, net	834,240	66,835	236,361	1,463,929
Net cash provided by financing activities	1,084,240	816,835	236,361	2,463,929

Increase (decrease) in cash and cash equivalents	(66,952)	68,575	(103,343)	24,350
Balance of cash and cash equivalents at beginning
of the period	91,302	22,727	126,070	-
Balance of cash and cash equivalents at end
of the period	24,350	91,302	22,727	24,350

(*) See Note 1B.

Supplementary information on financing activities not involving cash flows:

On November 1, 2007, the interested parties converted an amount of US$ 1,321,361 into preferred shares.

The accompanying capital notes are an integral part of the consolidated financial statements.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1	-	GENERAL

A.	Operations

B-Balloon Ltd. (the "Company") was incorporated and commenced operations in April 2004. The Company develops cardiologic devices. Until March 2006, the Company's operations were carried out through within the framework of "Incentive" which is a "Technical Incubator".

The Company devotes most of its efforts to business planning, research and development, acquiring operating assets and raising capital. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7.

B.

The development and commercialization of the Company's product will require substantial expenditures. The Company has not yet generated revenues from its operations to fund its activities, and is therefore dependent upon external sources to finance its operations. There can be no assurance that the Company will succeed in obtaining the necessary financing to continue its operations. Since inception, the Company has suffered recurring losses in an amount of US$ 2,700,108 and has a negative operating cash flow of US$ 2,321,320. These factors raise substantial doubt about the Company's ability to continue as a going concern.

C.	The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

D.	Risk factors

The Company has a limited operating history and faces a number of risks, including uncertainties regarding finalization of the development process, demand and market acceptance of the Company's products, the effects of technological change, competition and the development of other new products. Additionally, other risk factors also exist, such as the ability to manage growth and the effect of planned expansion of operations on the Company's future results.

In addition, the Company expects to continue incurring significant operating costs and losses in connection with the development of its products and with increased marketing efforts.

The Company has not yet generated revenues from its operations to fund its activities, and therefore the continuance of its activities as a going concern depends on the receipt of additional funding from its shareholders and investors.

E.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES

A.	Functional currency and foreign currency translation

The currency of the primary economic environment in which the operations of the Company are conducted is the US dollar.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non- dollar transactions and balances are re-measured into dollars. Transaction gains and losses are reflected in net financing expenses.

B.	Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

C.	Property and equipment

1.

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated on the straight-line method over the shorter of the estimated useful life of the property or the duration of the lease.

2.	Rates of depreciation:

%
Computers	33
Laboratory equipment	15
Furniture and office equipment	6-15

D.	Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with FAS No. 144

Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company has not recorded any impairment losses in the reported periods.

E.	Liability for employee rights upon retirement

The Company's liability for employee rights upon retirement with respect to its Israeli employees is calculated, pursuant to Israeli severance pay law, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds. The liability of the Company is fully provided for.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.

Convertible loans are accounted for in accordance with the provisions of EITF Issue No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features" ("EITF 98-5") and EITF Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27").

G.	Research and development costs

Research and development costs (other than computer software-related expenses) are expensed as incurred. Grants received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred.

H.	Recently issued accounting pronouncements

FAS No. 157 “Fair Value Measurements”

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" (“FAS 157”). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. The provisions of FAS 157 with respect to financial assets and financial liabilities are effective for fiscal years beginning after November 15, 2007, while its provisions with respect to all nonfinancial assets and nonfinancial liabilities (except those that are recognized or disclosed at fair value in the financial statements on a recurring basis) are effective for fiscal years beginning after November 15, 2008. Management does not expect the adoption of FAS 157 to have a significant effect on the Company's financial position or results of operation.

FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“FAS 159”). This pronouncement permits all entities to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. FAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of FAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption of FAS 157 also. The company is currently assessing the impact of FAS No. 159 if any on its financial position and results of operations.

FAS No. 141(R), “Business Combinations”

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations”. This Statement will replace FAS No. 141, “Business Combinations” (“FAS 141(R)”). FAS 141(R) retains the fundamental requirements of FAS 141 with respect to the implementation of the acquisition method of accounting ("the purchase method") for all business combinations and for the identification of the acquirer for each business combination. This Statement also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, how the acquirer recognizes and measures the goodwill acquired in a business combination and the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after December 15, 2008 (January 1, 2009 for the company). Early adoption of FAS 141(R) is prohibited. The Company has not yet evaluated this statement for the impact, if any, that FAS 141(R) will have on its financial position and results of operations.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Recently issued accounting pronouncements (cont.)

FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“FAS 160”). This Statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the company). Early adoption of FAS 160 is prohibited. The Company has not yet determined the impact, if any, that FAS No. 160 will have on its financial position and results of operations.

I.	Reclassifications

Certain comparative figures have been reclassified to confirm to the current years presentation.

NOTE 3	-	PROPERTY AND EQUIPMENT, NET

Composition:

	US dollars
		December 31,
	2007	2006	2005
Computers	31,781	21,937	11,463
Laboratory equipment	27,813	11,739	5,772
Furniture and office equipment	20,592	11,116	2,763
	80,186	44,792	19,998

Less – accumulated depreciation and amortization	(27,380)	(15,580)	(7,752)
	52,806	29,212	12,246

In the years ended December 31, 2007, 2006 and 2005, depreciation expense was US$ 11,800, US$ 7,828 and US$ 5,339, respectively, and additional equipment was purchased in an amount of US$ 35,394, US$ 24,794 and US$ 4,833, respectively.

NOTE 4	-	CONVERTIBLE LOANS FROM RELATED PARTIES

In May 2006, the Company entered into agreements (the "Agreements"), to receive $ 750,000 in convertible loans ($ 500,000 from a number of its shareholders), due and payable November 1, 2007 (the "Maturity Date").

The loans bear annual interest at a rate of 5%, and are automatically convertible in the event of a future equity financing transaction of no less than $2,000,000, between the Company and additional investors, into the most senior class of the Company's shares to be issued to investors in such financing. Conversion will be based on a price per share equal to 80% of the price per share paid by the additional investors. In the event of a future equity financing transaction of less than $ 2,000,000, the loans are convertible as above, at the sole discretion of the lenders.

Commencing on the Maturity Date, each lender shall be entitled, at its own discretion , to convert outstanding loan obligations, or any portion thereof, into either Preferred A Shares, at a conversion price for each Preferred A Share equal to $ 4.503, or, in the event that the Company has consummated a financing transaction – into shares of the last financing, at a conversion rate based on a price per share equal to 80% of the price per share paid by the investors in that financing transaction.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 4	-	CONVERTIBLE LOANS FROM RELATED PARTIES (cont.)

On or prior to the Maturity Date, in the event of transactions resulting in the shareholders of the Company immediately prior thereto holding less than 50% of the voting power in the surviving or resulting entity, each lender shall be entitled, at its own discretion, to demand repayment of the loan obligations due or conversion of such loan obligations into the Company's existing Preferred A Shares or, in the event that the Company has consummated a financing transaction – into shares of that class of the Company's equity securities issued to investors in the last round of financing at a conversion price representing a 20% discount, as stipulated by the Agreements.

In September and October 2007, the convertible loans, totaling an amount of US$ 1,321,361 (including interest), were converted into 379,332 Preferred B shares, NIS 0.01 par value per share.

NOTE 5	-	COMMITMENTS

The Company is committed to pay royalties to the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor on the proceeds from sales of systems resulting from research and development project in which the Office of the Chief Scientist ("OCS") participates by way of grant, at royalty rates of 3% of the cumulative amount of participation received by the Company. As of December 31, 2007, the balance of the amount received, which is subject to repayment under these royalty agreements on future sales is US$ 303,452, not including interest.

NOTE 6	-	SHARE CAPITAL

A.	Share capital

Composed as follows:

	Amount in NIS		Number of shares
		Issued and		Issued and
	Authorized	outstanding	Authorized	outstanding
Ordinary shares of
NIS 0.01 par value	95,630	4,986	9,562,692	498,581
Preferred A shares of
NIS 0.01 par value	4,370	4,370	437,308	437,308
Preferred B shares of
NIS 0.01 par value	3,793	3,793	379,332	379,332

B.	The main terms of the Company's Preferred A Shares, Preferred B Shares and Preferred B-2 Shares are as follows:

	1.	Liquidation preference

In the event of any liquidation, deemed liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Preferred A Shares, Preferred B Shares and Preferred B-2 Shares (jointly, "Preferred Shares") shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to holders of ordinary shares, an amount equal to the original issue price of such Preferred A share, plus 8% annual interest and an amount equal to the declared but unpaid dividends, except that the holders of the Company's Preferred B Shares and Preferred B-2 Shares (jointly, the "B Shares") shall be entitled to receive such amounts prior to the holders of Preferred A Shares.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 6	-	SHARE CAPITAL (cont.)

B.	The main terms of the Company's Preferred A Shares, Preferred B Shares and Preferred B-2 Shares are as follows (cont.):

	1.	Liquidation preference (cont.)

A merger, consolidation, sale of substantially all the assets of the Company or transaction resulting in all or substantially all of the Company's assets being traded for securities of any entity or the sale of all or materially all of the Company's shares, other than an initial public offering, shall be deemed to be a liquidation.

	2.	Voting rights

Holders of the Preferred Shares shall be entitled to the number of votes equal to the number of whole ordinary shares into which the Preferred Shares, are then convertible.

	3.	Right to convert

Each Preferred Share, at the option of the holder, is convertible into the Company's Ordinary Shares. According to the initial conversion price, a preferred stock is convertible on the basis of one preferred stock for one ordinary share.

In case of issuance by the Company of any new securities (subject to certain exceptions) at a price per share (the "new price") less than the price per share, then anti-dilution adjustments shall be made.

	4.	Dividends

Prior to and in preference to the distribution of any dividends to the holders of any class or series of shares of the Company (including ordinary shares), each of the holders of the Preferred Shares shall be entitled to receive for each Preferred Share held thereby, non- cumulative dividends, as and when dividends are declared by the Board of Directors, at the rate of 8% (eight percent) of the original issue price, until full payment, except that the holders of the B Shares shall be entitled to receive such amounts prior to the holders of Preferred A Shares.

NOTE 7	-	RESEARCH & DEVELOPMENT EXPENSES

	US dollars
				Cumulative
				period from
				April 1, 2004(*)
	Year ended December 31,			until December 31
	2007	2006	2005	2007

Payroll and related expenses	396,218	236,247	165,385	924,919
Consulting	222,482	11,580	16,496	270,904
Patent registrations	68,789	123,416	14,906	221,914
Materials and sub-contractors	207,386	107,951	65,368	387,880
Depreciation	3,439	-	-	3,439
Other	220,567	68,205	13,303	337,320
	1,118,881	547,399	275,458	2,146,376

Participation in expenses	(303,452)	-	-	(303,452)

	815,429	547,399	275,458	1,842,924

(*) See Note 1B.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 8	-	MARKETING, ADMINISTRATIVE AND GENERAL EXPENSES

	US dollars
				Cumulative
				period from
				April 1, 2004(*)
	Year ended December 31,			until December 31
	2007	2006	2005	2007

Professional fees	134,795	78,481	16,686	229,962
Maintenance and office supplies	28,394	28,459	21,610	78,463
Payroll and related expenses	70,605	-	-	70,605
Travel abroad	5,102	14,876	16,710	36,688
Advertising	2,222	9,359	6,934	18,515
Depreciation	7,941	-	-	7,941
Other	23,474	49,748	4,612	77,833

	272,533	180,923	66,551	520,007

(*) See Note 1B.

NOTE 9	-	TAXES ON INCOME

A.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Consumer Price Index (hereafter – CPI). The Company is taxed under this law.

B.	Deferred taxes

Since the Company is not certain that it will have profits enabling it to utilize the carry-forward tax losses in the foreseeable future, deferred taxes have not been provided in 2007 in respect of these losses.

C.	Carry forward losses

As of December 31, 2007, the Company has carry forward tax losses in the amount of US$ 2.7 million.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 10	-	SUBSEQUENT EVENTS

A.	Option Plan of B-Balloon Ltd. (the "Company")

On January 18, 2008, the Company’s Board of Directors (the "Board") approved an employee stock option plan for the grant, without consideration, of up to 250,282 options ("Options"), exercisable into 250,282 ordinary shares of NIS 0.01 par value of the Company to employees, consultants, service providers, officers and directors of the Company and of affiliates of the Company. The exercise price for each grantee of Options is determined by the Board and specified in such grantee's option agreement. The vesting period for each grantee is determined by the Board and specified in such grantee's option agreement. 199,513 options are fully vested at the date of grant and the remaining will be vested over a period of 3-4 years based on each grantee's option agreements. Any option not exercised within 10 years after the date of grant thereof expires.

B.

On January 30, 2008, the Company entered into a Merger and Plan of Reorganization pursuant to which it will be acquired by Medical Ventures Corp. (hereinafter: the "purchaser"). .,. The purchaser is concurrently acquiring Neovasc Medical Ltd., an Israeli development stage company developing a breakthrough, minimally invasive treatment for patients of ischemic heart disease (“Neovasc”). As part of the transactions, the purchaser will consolidate its outstanding 111 million shares (136 million, fully-diluted), at 20 old shares for one new share. The purchaser expects to issue between approximately 5.8 and 6.8 million (post-consolidation) common shares for each of the Company and Neovasc so that fully diluted, each entity owns 1/3 of the combined entity. Concurrently with the transactions, the purchaser will issue approximately ten per cent of its common shares (post-acquisition) to certain investors for US $6 million cash. This financing will be at a price of $4.00 per share and will include a 0.62 warrant exercisable at $5.00 per share for 18 months from closing. This will bring the purchaser’s total capitalization to between 19 and 22 million shares, including the US$ 6 million financing.

The acquisition and concurrent financing are interdependent and principally subject to: TSX Venture Exchange approval; the approval of shareholders of each of the three companies; and certain other Israeli government and other third party consents, as well as customary closing opinions and deliveries. Subject to all the closing conditions being met, the companies are targeting completion in approximately 90 days.

C.

In February 2008, the Company entered into an agreement to receive up to US$ 1 million (the "Consideration") in consideration for Ordinary B Shares, at a price per share of US$ 6.11 (the "Joinder Agreement"). The Consideration is to be paid to the Company pursuant to monthly calls on the investors who are party to the Joinder Agreement, according to a budget prepared by the Company's CEO and approved by the Board of Directors, which may deviate from the CEO's budget. The Joinder Agreement was executed as a joinder to the agreement for the sale and purchase of Preferred B Shares of the Company, (the "SPA") and the parties to the Joinder Agreement are party to all transaction documents of the SPA. This commitment will expire upon the completion of the merger transaction contemplated by the Merger and Plan of Reorganization to which the Company is a party and which was signed on January 30, 2008.

PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS

UNAUDITED
FOR THE YEAR ENDED
DECEMBER 31, 2007

(Expressed in Canadian Dollars)

CONTENTS

Page
Pro Forma Consolidated Balance Sheet	2
Pro Forma Consolidated Statement of Operations	3
Notes to the Pro Forma Consolidated Financial Statements	4 – 8

1

MEDICAL VENTURES CORP.
Pro Forma Consolidated Balance Sheet
As at December 31, 2007

	Medical	B-Balloon	Neovasc			Pro Forma	Pro Forma
	Ventures Corp	Ltd	Medical Ltd	Note 4(a)		Adjustments	Consolidated

ASSETS

CURRENT
Cash and cash equivalents	$3,242,404	$42,218	$965,145	(i)		$(400,000)	$11,524,767
				(iii)		8,275,000
				(iv)		(600,000)
Accounts receivable	568,964	118,895	542,439				1,230,298
Inventory	384,124	-	-				384,124
Prepaid expenses and deposits	18,755	-	12,323				31,078
	4,214,247	161,113	1,519,907			7,275,000	13,170,267
RESTRICTED CASH AND CASH EQUIVALENTS	50,000	-	-				50,000
FUNDS FOR EMPLOYEE RIGHTS ON RETIREMENT	-	19,661	25,382				45,043
PROPERTY AND EQUIPMENT	1,425,553	52,347	94,044				1,571,944
UNALLOCATED PURCHASE PRICE	-	-	-	(ii)		25,889,578	25,889,578
	$5,689,800	$233,121	$1,639,333			$33,164,578 $	40,726,832

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$735,310	$116,292	$237,052		$		1,088,654
Current portion of long-term debt	19,559	-	-				19,559
Current portion of repayable contribution agreement	28,112	-	-				28,112
	782,981	116,292	237,052			-	1,136,325
LIABILITY FOR EMPLOYEE RIGHTS ON RETIREMENT	-	32,388	29,500				61,888
LONG-TERM DEBT	441,540	-	-				441,540
REPAYABLE CONTRIBUTION AGREEMENT	283,959	-	-				283,959
	1,508,480	148,680	266,552			-	1,923,712

SHAREHOLDERS’ EQUITY

Share capital	28,835,081	2,761,058	7,279,314	(i)		26,946,800	64,056,881
				(iii)		8,275,000
				(v)		(10,040,372)
Contributed surplus	976,637	-	-			-	976,637
Deficit	(25,630,398)	(2,676,617)	(5,906,533)	(iv)		(600,000)	(26,230,398)
				(v)		8,583,150
	4,181,320	84,441	1,372,781			33,164,578	38,803,120
	$5,689,800	$233,121	$1,639,333			$33,164,578	$40,726,832

See accompanying Notes to the Pro Forma Consolidated Financial Statements

2

MEDICAL VENTURES CORP.
Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2007

	Medical	B-Balloon	Neovasc		Pro Forma	Pro Forma
	Ventures Corp	Ltd	Medical Ltd	Note 4(b)	Adjustments	Consolidated

SALES
Product sales	$1,209,832	$-	$-		$-	$1,209,832
Consulting services	308,041	-	-		-	308,041
	1,517,873	-	-		-	1,517,873
COST OF SALES	799,593	-	-		-	799,593
GROSS PROFIT	718,280	-	-		-	718,280

EXPENSES
Selling	2,839,897	-	-		-	2,839,897
General and administration	2,282,283	292,973	571,954	i)	600,000	3,747,210
Product development and clinical trials	2,744,913	876,586	1,005,566		-	4,627,065
Inventory write down	559,131	-	-		-	559,131
Amortization	205,451	-	-		-	205,451
	8,631,675	1,169,559	1,577,520		600,000	11,978,754
LOSS BEFORE OTHER
INCOME (EXPENSES)	(7,913,395)	(1,169,559)	(1,577,520)		(600,000)	(11,260,474)
OTHER INCOME (EXPENSES)
Interest income	165,562	-	-		-	165,562
Interest on long-term debt	(14,136)	(320,238)	(173,442)	ii)	493,680	(14,136)
Accreted interest on repayable contibution agreement	(14,891)	-	-		-	(14,891)
Loss on foreign exchange	(54,094)	-	-		-	(54,094)
	82,441	(320,238)	(173,442)		493,680	82,441
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(7,830,954)	(1,489,797)	(1,750,962)		(106,320)	(11,178,033)

See accompanying Notes to the Pro Forma Consolidated Financial Statements

3

MEDICAL VENTURES CORP.
Notes to the Pro Forma Consolidated Financial Statements
Years ended December 31, 2007

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet of Medical Ventures Corp. (‘MEV’ or the ‘Company’) has been prepared by management to give effect to the merger agreement between MEV, B- Balloon Ltd. (‘B-Balloon’) and Neovasc Medical Ltd. (‘Neovasc’) announced on January 30, 2008 as if it had occurred on December 31, 2007, after giving effect to the assumptions and adjustments described in Note 4(a). The accompanying unaudited pro forma consolidated statement of operations has been prepared by management to give effect to the merger agreement between MEV, B-Ballon and Neovasc as if it had occurred on January 1, 2007 after giving effect to the assumptions and adjustments described in Note 4(b).

The unaudited pro forma consolidated financial statements have been derived from the audited financial statements of MEV, B-Balloon and Neovasc for the year ended December 31, 2007 and the additional information described in Note 4. The unaudited pro forma consolidated financial statements should be read in conjunction with the foregoing financial statements of the companies including the notes thereto.

The unaudited pro forma consolidated financial statements are presented for illustrative purpose only and do not purport to be indicative of the financial position or results of operations that would have been attained had the proposed transactions actually taken place on the dates indicated, nor is it necessarily indicative of the future financial position or results of operations that may occur.

2.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the significant accounting policies as set out in the audited financial statements of the Company for the year ended December 31, 2007. The financial statements of Neovasc and B-Balloon have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken by management to identify accounting policies of Neovasc and B-Balloon which differ from those used by the Company, where the impact of such differences was potentially material and could be reasonably estimated. Further accounting policy differences may be identified once the proposed acquisitions have been completed.

3.	BUSINESS COMBINATION

On January 30, 2008 the Company entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) under which MEV will acquire all of the issued and outstanding common shares and other securities of Neovasc and B-Balloon. On July 1, 2008 the Merger Agreement and Plan of Reorganization was completed.

	a.	Securities to be exchanged

To effect each acquisition, MEV issued a combination of common shares, warrants, and common stock options equal to the total number of common shares of MEV that would have been outstanding in the event that all potentially dilutive securities of the Company had been converted to common shares immediately prior to the merger.

Upon completion of these exchanges, the existing securityholders of the Company, and the former securityholders of Neovasc and B-Balloon, each held one-third of the resulting issuer, on a fully-diluted basis, prior to taking into account any securities to be issued in connection with the concurrent private placement described in note 3(c) below.

The total number of securities to be issued by MEV to effect each of these acquisitions depended upon the aggregate number common shares, warrants and common stock options of the Company outstanding on the date of acquisition.

4

MEDICAL VENTURES CORP.
Notes to the Pro Forma Consolidated Financial Statements
Years ended December 31, 2007

3.	BUSINESS COMBINATION (Continued)

The extent to which the total number of securities to be issued by MEV is comprised of common shares, as opposed to common share purchase warrants, or common stock options depended upon a number of factors including:

  the liquidation preference attached to any preferred stock outstanding in the acquired companies on the date of acquisition;

  the number of common stock options and share purchase warrants which remain outstanding in the acquired companies on the date of acquisition;

  the extent to which the outstanding securities of Neovasc and B-Balloon are convertible into common shares of those companies prior to the merger;

As described in note 4 below, these pro forma consolidated financial statements assume that each of the acquisitions of Neovasc and B-Balloon will be accounted for as purchase method business combinations with MEV identified as the acquirer. As the exact number of common shares of the combined enterprise to be held by each of the former shareholders of MEV, Neovasc, and B-Balloon cannot be determined with certainty in advance, there is a possibility that once all exchanges have taken place either Neovasc or B-Balloon could be determined to be the acquirer. In this event, the merger would be accounted for as a reverse takeover, and the combined assets, liabilities and equity of the merged entities would differ from those presented in these pro forma consolidated financial statements. Such differences would likely be material.

(b)	Share Consolidation

Immediately prior to the effective date of the Acquisition, the share capital of the Company was consolidated on a 20 for one basis.

(c)	Concurrent Private Placement

On the effective date of closing and as a condition of closing the Company completed a non-brokered private placement to raise minimum gross proceeds of $8,325,000.

(d)	MEV Options and Warrant Buyback

At the effective date MEV made an offer to repurchase all of its outstanding options and warrants in exchange for a lesser number of MEV shares and options. The options and warrants have been valued using the Black Scholes pricing model.

5

MEDICAL VENTURES CORP.
Notes to the Pro Forma Consolidated Financial Statements
Years ended December 31, 2007

4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS

	(a)	Adjustments to the unaudited pro forma consolidated balance sheet as at December 31, 2007 include the following:

i)

The acquisitions of Neovasc and B-Balloon have been accounted for as purchase method business combinations with MEV identified as the acquirer. Total consideration paid by MEV to effect the acquisitions is as follows:

	B-Balloon	Neovasc	Total
	Ltd	Medical Ltd

TOTAL CONSIDERATION PAID
Fair value of common shares issued	$12,129,740	$10,603,207	$22,732,947
Fair value of stock options assumed	-	1,691,406	1,691,406
Fair value of warrants assumed	1,343,660	1,178,787	2,522,447
	13,473,400	13,473,400	26,946,800
Transaction costs	200,000	200,000	400,000

	$13,673,400	$13,673,400	$27,346,800

The Company has assumed that total consideration paid for all outstanding common shares, convertible preferred shares, stock options, and warrants of each of B-Balloon and Neovasc will consist of a total of approximately 11,600,000 securities, comprising 9,713,000 common shares, 1,152,000 minimally priced options for the purchase of MEV common stock, and 735,000 zero priced warrants for the purchase of MEV common stock. The fair value of options and warrants of the Company issued to effect the acquisitions were estimated using the Black-Scholes model and the following assumptions:

Volatility	82%
Risk-free interest rate	4%
Expected life	variable
Dividend yield	nil %

ii)	The allocation of the fair values of the consideration paid to the net assets acquired is as follows:

	B-Balloon	Neovasc	Total
	Ltd	Medical Ltd

BOOK VALUE OF NET ASSETS ACQUIRED
Cash and cash equivalents	$42,218	$965,145	$1,007,363
Accounts receivable	118,895	542,439	661,334
Prepaid expenses and deposits	-	12,323	12,323
Funds for employee rights on
retirement	19,661	25,382	45,043
Property and equipment	52,347	94,044	146,391
Accounts payable and accrued liabilities	(116,292)	(237,052)	(353,344)
Liability for employee rights on retirement	(32,388)	(29,500)	(61,888)
	84,441	1,372,781	1,457,222
FAIR VALUE INCREMENTS
Unallocated purchase price	13,588,959	12,300,619	25,889,578

FAIR VALUE OF NET ASSETS ACQUIRED	$13,673,400	$13,673,400	$27,346,800

6

MEDICAL VENTURES CORP.
Notes to the Pro Forma Consolidated Financial Statements
Years ended December 31, 2007

4.	PROFORMA TRANSACTIONS AND ASSUMPTIONS (continued)

	(a)	(continued)

		(ii)	(continued)

MEV is currently in the process of determining the fair value of the identifiable intangible assets acquired and the value of any goodwill arising from the acquisitions. As a result, the excess of the fair value of the consideration paid over the fair value of the net tangible assets acquired and identified to date is shown in the pro forma consolidated balance sheet as “unallocated purchase price”. This amount represents the fair value of the technology, patents, goodwill and other intangible assets acquired. In addition, no pro forma adjustments have been included in connection with any future taxes that would result from recording Neovasc’s or B- Balloon’s identifiable intangible assets at fair value. Once all acquired intangible assets have been identified and the purchase price allocation is complete:

future financial statements to be issued by the Company will reflect the results of the completed allocation; and

further adjustments will impact the measurement of amortization recorded in the consolidated income statements of MEV for periods after the date of acquisition.

iii)
The Company completed a non-brokered private placement of units (the “Units”) at a price of $0.20 per Unit ($4.00 per Unit post-consolidation) to raise gross proceeds of $8,325,000. Completion of this financing is a condition to the completion of the Acquisition. Each Unit consists of one common share and 0.62 of one common share purchase warrant (a “Warrant”). Each whole Warrant is exercisable to purchase one additional common share of MEV at a price of $5.00 per share (post-consolidation basis) for a period of 18 months from the closing of the financing. Management estimates that it incured $50,000 in transaction costs related to this financing.

iv)
B-Balloon and Neovasc estimate they incured transaction costs of approximately $600,000 associated with the acquisitions, consisting primarily of transaction fees for solicitors, accountants, sponsors and other related charges. Transaction costs incurred by B-Balloon and Neovasc are accounted for as a current period expense.

		v)	The share capital and pre-acquisition retained earnings of B-Balloon and Neovasc are eliminated on consolidation.

		vi)	All asset, liability and shareholder equity items of B-Balloon and Neovasc are translated into Canadian dollars at the closing exchange rate on December 31, 2007.

	(b)	Assumptions for the unaudited pro forma consolidated income statement for the year ended December 31, 2007 include the following:

i)
B-Balloon and Neovasc estimate they incured transaction costs of approximately $600,000 associated with the acquisitions, consisting primarily of transaction fees for solicitors, accountants, sponsors and other related charges.

ii)
During the year ended December 31, 2007 B-Balloon and Neovasc incurred interest expense on convertible long term debt previously issued by those companies. While the convertible debt is no longer outstanding as of December 31, 2007, the terms of the Merger Agreement operate to ensure that any such convertible debt outstanding as of the effective date would be included in the securities exchanged to effect the merger. Accordingly, these charges have been eliminated from the pro forma consolidated income statement as they would not have been incurred had the transaction taken place on January 1, 2007.

7

MEDICAL VENTURES CORP.
Notes to the Pro Forma Consolidated Financial Statements
Years ended December 31, 2007

4.	PROFORMA TRANSACTIONS AND ASSUMPTIONS (continued)

	(b)	(continued)

		iii)	All expense items of B-Balloon and Neovasc are translated into Canadian dollars at the average exchange rate for the year ended December 31, 2007.

8

ITEM 19         EXHIBITS

The following exhibits are included in this Registration Statement on Form 20-F:

Exhibit
Number	Description

1.1	Certificate of Incorporation for Medical Ventures Corp., dated November 2, 2000

1.2	Certificate and Articles of Continuance, dated April 19, 2002

1.3	Certificate and Articles of Amendment, dated July 1, 2008

1.4	By-law No. 1 of Medical Ventures Corp.

2.1	Merger Agreement and Plan of Reorganization by and among MEV, Merger Sub I, Merger Sub II, Neovasc and B-Balloon dated as of January 30, 2008

4.1	License Agreement between ANG and Innovation Associates Catheter Company, LLC effective March 30, 2001, and as amended April 28, 2003, June 29, 2005, and December 31, 2006

4.2	Distribution Agreement between PMD and ITOCHU International Inc. dated October 25, 2005 and addendum signed July 17, 2007(1)

4.3	Letter Agreement dated May 7, 2007 between MEV and ETS Consulting

4.4	Letter Agreement effective March 16, 2002 between MEV and Geyer Engineering Ltd. and Amended Letter Agreement dated October 29, 2002

4.5	Amended Stock Option Plan

8.1	List of Subsidiaries of the Registrant: See “Information on the Company – Organizational Structure”

15.1	Consent of Grant Thornton LLP

15.2	Consent of Fahn Kanne & Co. with respect to financial statements as of December 31, 2007 of B-Balloon Ltd.

15.3	Consent of Fahn Kanne & Co. with respect to financial statements as of December 31, 2007 of Neovasc Medical Ltd.

(1)	Portions of this document have been omitted and filed separately with the SEC pursuant to a request for Confidential Treatment.

__________

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

NEOVASC INC.

Per:	/s/ Alexei Marko
Name:	Alexei Marko
Title:	Chief Executive Officer

Date:	August 5, 2008